

2025 Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2025

or

☐   **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from _____ to _____

Commission File Number: 001-38352

ADT Inc.

(Exact name of registrant as specified in its charter)

Delaware	**47-4116383**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1501 Yamato Road, Boca Raton, Florida, 33431
(561) 988-3600

(Address of principal executive offices, including zip code, Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.01 per share	ADT	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

As of June 30, 2025, the aggregate market value of voting and non-voting common stock (including shares of common stock and Class B common stock, assuming all outstanding shares of Class B common stock were converted into shares of common stock) held by non-affiliates of the registrant was approximately $4.282 billion as computed by reference to the closing price of the registrant's common stock on the New York Stock Exchange as of such date. Class B common stock is not listed for public trading on any exchange or market system; however, each share will become immediately convertible into one share of common stock, at the option of the holder, subject to certain timing and restrictions.

As of February 23, 2026, there were 765,377,312 shares outstanding of the registrant's common stock, $0.01 par value per share, and 54,744,525 shares outstanding of the registrant's Class B common stock, $0.01 par value per share.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for use in connection with its 2026 Annual Meeting of Shareholders, which is to be filed no later than 120 days after December 31, 2025, are incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K ("Annual Report") contains certain information that may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and are made in reliance on the safe harbor protections provided thereunder. While we have specifically identified certain information as being forward-looking in the context of its presentation, we caution you that all statements contained in this Annual Report that are not clearly historical in nature, including statements regarding our exit of the residential solar business (the "Solar Business") (the "ADT Solar Exit"); the commercial transaction between ADT and GTCR LLC ("GTCR") (the "Commercial Divestiture"); the expected benefits of the Commercial Divestiture and ADT Solar Exit including that the costs of the ADT Solar Exit may exceed our best estimates; the expected effects of the One Big Beautiful Bill Act (the "OBBBA") on cash taxes; the anticipated changes to our internal control over financial reporting in 2026 resulting from ongoing information technology system implementations; the integration of strategic bulk purchases of customer accounts and other acquired businesses; any repurchases of our common stock under an authorized share repurchase plan; our ability to refinance or reduce debt or improve leverage ratios, or to achieve or maintain our leverage goals; anticipated financial performance; management's plans and objectives for future operations; the successful development, commercialization, and timing of new or joint products; business prospects; outcomes of regulatory proceedings; market conditions; our ability to deploy our business continuity and disaster plans and procedures to successfully respond to catastrophic events; our strategic partnership and ongoing relationship with Google LLC ("Google"); the expected timing of product commercialization with our external partners, including Google, or any changes thereto; the successful internal development, commercialization, and timing of our next generation platform and innovative offerings, including ADT+ and those incorporating artificial intelligence or advanced sensing capabilities; the successful conversion of customers who continue to utilize outdated technology; the current and future market size for existing, new, or joint products; any stated or implied outcomes with regards to the foregoing; and other matters. Forward-looking statements are contained principally in the sections of this report entitled "Business," "Risk Factors," and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Without limiting the generality of the preceding sentences, any time we use the words "ongoing," "expects," "intends," "will," "anticipates," "believes," "confident," "continue," "propose," "seeks," "could," "may," "should," "estimates," "forecasts," "might," "goals," "objectives," "targets," "planned," "projects," and, in each case, their negative or other various or comparable terminology, and similar expressions, we intend to clearly express that the information deals with possible future events and is forward-looking in nature. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking. Particular uncertainties that could cause our actual results to be materially different than those expressed in our forward-looking statements include, without limitation:

- our ability to retain and hire key personnel and to maintain relationships with customers, suppliers and other business partners;

- risks related to the Commercial Divestiture and ADT Solar Exit, including our business becoming less diversified and the possible diversion of management's attention from our core business operations;

- our ability to keep pace with rapid technological changes and other industry changes;

- risks related to the expansion and further development of our next-generation platform and our efforts to migrate our information technology infrastructure, including our customer relationship management and enterprise resource planning systems, to the cloud;

- our ability to effectively implement our strategic partnership with or utilize any of the amounts invested in us by Google;

- the impact of supply chain disruptions;

- our ability to maintain and grow our existing customer base and to integrate strategic bulk purchases of customer accounts;

- our ability to sell our products and services or launch new products and services, including those incorporating artificial intelligence or advanced sensing capabilities, in highly competitive markets, including the home security and automation market, and to achieve market acceptance with acceptable margins;

- our ability to successfully execute and scale our do-it-yourself ("DIY") offerings, including customer adoption, digital acquisition, and expansion into new distribution channels such as traditional retail and e-commerce channels;

- our ability to successfully upgrade obsolete equipment installed at our customers' premises in an efficient and cost-effective manner;

- any changes in regulations or laws, economic and financial conditions, including labor and tax law changes or any impacts on the global economy or consumer discretionary spending due to tariffs or otherwise, changes to privacy requirements, changes to telemarketing, email marketing and similar consumer protection laws, interest volatility, and trade tariffs and restrictions applicable to the products we sell;

- any impacts from current global, economic, sovereign and political conditions and uncertainties, including the effects of, and uncertainty regarding, new or proposed tariff or trade regulations;

- any material changes to the valuation allowances we take with respect to our deferred tax assets;

- the impact of cyber attacks or related breaches with respect to information technology systems, cybersecurity, or data security involving us, our business partners, or other third parties whose systems are interconnected with ours, and any still undetected attacks or incidents;

- risks related to the development, deployment, and use of artificial intelligence ("AI") in our products, services, and operations, including technological and legal uncertainties surrounding AI technologies;

- our dependence on third-party providers, suppliers, and dealers to enable us to produce and distribute our products and services in a cost-effective manner that protects our brand;

- our ability to successfully implement an equipment ownership model that best satisfies the needs of our customers and to successfully implement and maintain our receivables securitization financing agreement or similar arrangements;

- our ability to successfully pursue alternate business opportunities and strategies;

- our ability to successfully integrate acquired businesses, including bulk acquisitions of customer accounts, technologies, and intellectual property, and to realize the anticipated benefits of such acquisitions in an efficient and cost-effective manner;

- the amount and timing of our cash flows and earnings, which may be impacted by customer, competitive, supplier and other dynamics and conditions;

- our ability to maintain or improve margins through business efficiencies;

- risks related to the restatement of our consolidated financial statements included in our Amendment No. 1 to our Annual Report on Form 10-K for the year ended December 31, 2022 (the "Amended 2022 Annual Report") and in our Quarterly Reports on Form 10-Q/A for the quarters ended September 30, 2022, and March 31, 2023, each as filed with the SEC on July 27, 2023;

- any litigation or investigation related to such restatements;

- our ability to maintain effective internal control over financial reporting ("ICFR") and disclosure controls and procedures ("DCPs"), including our ability to remediate any potential material weakness in our ICFR, the timing of any such remediation, and anticipated changes to our ICFR resulting from ongoing system implementations, as well as the ability to maintain effective DCPs at a reasonable assurance level; and

- the expected shift in our transaction mix (including increased outright equipment sales) and the related effects to the timing and mix of revenue and costs.

Forward-looking statements and information involve risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied in, or reasonably inferred from, such statements, including without limitation, the risks and uncertainties disclosed or referenced in Part I, Item 1A of this Annual Report under the heading "Risk Factors." Therefore, caution should be taken not to place undue reliance on any such forward-looking statements. Much of the information in this report that looks toward future performance is based on various factors and important assumptions about future events that may or may not actually occur. As a result, our operations and financial results in the future could differ materially and substantially from those we have discussed in the forward-looking statements included in this Annual Report on Form 10-K. Any forward-looking statement made in this Annual Report on Form 10-K speaks only as of the date on which it is made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future developments, or otherwise unless required by law.

SUMMARY OF PRINCIPAL RISK FACTORS

This summary briefly lists the principal risks and uncertainties facing our business, which are only a select portion of those risks. A more complete discussion of those risks and uncertainties is set forth in Part I, Item 1A of this Annual Report, entitled *Risk Factors*. Additional risks not presently known to us or that we currently deem immaterial may also affect us. If any of these risks occur, our business, financial condition or results of operations could be materially and adversely affected. Our business is subject to the following principal risks and uncertainties:

Risks Related to Our Products and Services

- Our growth is dependent upon our ability to keep pace with rapid technological and industry changes.
- The home security and automation markets in which we sell our products and services are highly competitive markets.
- If the insurance industry changes its practice of providing incentives to homeowners for the use of alarm monitoring services, we may experience a reduction in new customer growth or an increase in our customer attrition rate.
- The retirement of older technologies, development of new technologies incompatible with our existing offerings, and limitations on our customers' options of telecommunications and broadband services and equipment could materially adversely affect our business, increase customer attrition, and require significant capital expenditures.
- Police and fire departments could refuse to respond to calls from monitored security service companies, which could damage consumer trust and confidence in our solutions and may damage our ability to attract and retain customers.
- Our reputation as a service provider of high-quality security offerings may be materially adversely affected by product defects or shortfalls in customer service, or by the failure of first responders to respond to calls.
- Unauthorized use of our brand names by third parties, and the expenses incurred in developing and preserving the value of our brand names, may materially adversely affect our business.

Risks Related to Our Operations

- If our attrition rate rises significantly, our profitability, business, financial condition, results of operations, and cash flows could be materially adversely affected.
- Delays, costs, and disruptions that result from upgrading, integrating, and maintaining the security of our information and technology networks and systems could materially adversely affect us.
- If we do not effectively implement our plans to migrate our technology infrastructure to the cloud, we could experience significant disruptions in our operations.
- Cybersecurity attacks or threats or other unauthorized access or attempts to access to our systems, or those of third parties, have in the past, and may in the future, compromise the security of our systems and disrupt our operations.
- Uncertainty in the development, deployment, and use of AI, including generative AI, in our products and services and across our operations could adversely affect our business, financial condition, results of operations, and reputation.
- Any failure or interruption in products or services provided by third-party providers and suppliers for components of our security and automation systems or software licenses for our products and services could harm our ability to operate.
- An event causing a disruption in the ability of our monitoring facilities or customer care resources to operate, including work from home operations, could materially adversely affect our business.
- A variety of events, including pandemics, natural disasters, and other macroeconomic events, have had and could have in the future a significant negative impact on our ability to carry on our normal operations.
- Our independent, third-party authorized dealers may not be able to mitigate certain risks such as information technology and data security breaches, product liability, errors and omissions, and compliance with applicable laws and regulations.
- We may pursue business opportunities that diverge from our current business model.
- ADT is a less diversified business following the Commercial Divestiture, the ADT Solar Exit, and the sale of our multifamily business, which may adversely affect ADT's results of operations and financial condition.
- Our customer generation strategies through third parties, including our authorized dealer and affinity marketing programs, and our use of celebrities and social media influencers, and the competitive market for customer accounts may expose us to risk and affect our future profitability.
- We face risks in acquiring and integrating customer accounts.
- If we are unable to recruit and retain sufficient personnel at all levels of our organization, our ability to manage our business could be materially and adversely affected.
- The loss of or changes to our senior management could disrupt our business.
- Adverse developments in our collective bargaining agreements or other agreements with some employees could materially and adversely affect our business, financial condition, results of operations, and cash flows.
- If we fail to maintain effective internal control over financial reporting, we may not be able to accurately report our financial results.

Risks Related to Regulations and Litigation

- If we fail to comply with constantly evolving laws, regulations, and industry standards addressing information and technology networks and systems, privacy, and data security, we could face substantial penalties, liability, and reputational harm.
- Infringement of our intellectual property rights could negatively affect us.
- Allegations that we have infringed upon the intellectual property rights of third parties could negatively affect us.
- We may be subject to class actions and other lawsuits which may harm our business and results of operations.
- Increasing government regulation of telemarketing, email marketing, door-to-door sales, and other marketing methods may increase our costs and restrict the operation and growth of our business.
- Any new, changes to existing, or uncertainty regarding laws or regulations, or our failure to comply with any such rules or regulations could be costly to us, harm our business and operations, and impede our ability to grow our existing business, any new businesses that we acquire, or investment opportunities that we pursue.
- We could be assessed penalties and fines for false alarms, and if these expenses become significant or we are unable to pass along the associated costs, our customers may terminate or fail to renew our services.
- Adoption of statutes and governmental policies purporting to characterize certain of our charges as unlawful may adversely affect our business.
- In the absence of net neutrality or similar regulation, certain providers of Internet access may block our services or charge their customers more for using our services, or government regulations relating to the Internet could change.
- Liability for employee acts or omissions or system failures could negatively affect our business.
- Liability for obligations of The Brink's Company under the Coal Act or other coal-related liabilities of The Brink's Company could negatively affect our business.
- Our business would be adversely affected if certain of our independent contractors were classified as employees.
- Existing or new tariffs and other trade restrictions imposed on imports from China, Mexico, or other countries where much of our end-user equipment is manufactured, or any counter-measures taken in response, may harm our business and results of operations.

Risks Related to Macroeconomic and Related Factors

- General economic conditions can affect our business, and we are susceptible to changes in the business economy, in the housing market, and in business and consumer discretionary income, which may inhibit our ability to grow our customer base and impact our financial condition, results of operations, and cash flows.
- Rising interest rates or increased consumer lender fees could adversely impact our sales, profitability, and financing costs.
- A substantial part of our revenue is derived from the recurring monthly revenue due from customers under alarm monitoring and other service contracts and we are subject to credit risk and other risks associated with our customers, dealers, and third-party lenders.
- Goodwill and other identifiable intangible assets represent a significant portion of our total assets, and we may never realize the full value of our intangible assets.
- We have significant deferred tax assets, and any impairments of or valuation allowances against these deferred tax assets in the future could materially adversely affect our results of operations, financial condition, and cash flows.

Risks Related to Our Indebtedness and to the Ownership of Our Common Stock

- Our substantial indebtedness limits our financial and operational flexibility.
- Our debt agreements contain restrictions that limit our flexibility and limit the manner in which we conduct our business and finance future operations or capital needs.
- Our stock price may fluctuate significantly.
- Apollo Global Management, Inc. ("Apollo") continues to have rights under the Amended and Restated Stockholders Agreement, dated December 14, 2018, (the "Stockholders Agreement") between the Company, Prime Security Services TopCo Parent, L.P., and the Co-Investors (as defined therein), and its interests may conflict with our interests and the interests of other stockholders and could negatively impact our ability to enter into corporate transactions.
- If we fail to establish and achieve the objectives of our sustainability program, we may not be viewed as an attractive investment, service provider, workplace, or business, which could have a negative effect on our company.
- Our organizational documents may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium on their shares.
- Our Certificate of Incorporation provides for exclusive forum provisions which could limit our stockholders' ability to obtain a favorable judicial forum for disputes.
- Share repurchases or dividend payments could increase volatility in the trading price of our Common Stock, and may not result in long-term value to shareholders.

PART I

ITEM 1. BUSINESS.

TABLE OF CONTENTS

COMPANY OVERVIEW

Our Business

ADT Inc., together with its wholly-owned subsidiaries (collectively, the "Company," "we," "our," "us," and "ADT"), is a leading provider of security, interactive, and smart home solutions serving residential and small business customers in the United States ("U.S.").

Our mission is to empower people to protect and connect what matters most through innovative offerings, unrivaled safety, and a premium experience because we believe that everyone deserves to feel safe.

We are strategically evolving toward a platform-centric model focused on integrated home intelligence. Our efforts are increasingly centered on our proprietary ADT+ application, which is designed to serve as a foundational ecosystem for both professionally installed and self-installed solutions, integrating human expertise with ambient sensing capabilities.

We primarily conduct business under the ADT brand, which we believe is a key competitive advantage for us and a contributor to our success due to the importance customers place on reputation and trust when purchasing home security products and services. The strength of our brand, which first became associated with home security services in 1874, is based upon a long-standing record of delivering high-quality, reliable products and services; expertise in system sales, installation, and monitoring; and superior customer care, all driven by our industry-leading experience and knowledge.

As of December 31, 2025, we had approximately 6.1 million security monitoring service subscribers. We serve our customers through our nationwide sales and service offices ("SSOs"), monitoring and support centers, and large network of installation and service professionals.

Formation and Organization

ADT Inc. was incorporated in the State of Delaware in May 2015 as a holding company with no assets or liabilities. In July 2015, we acquired Protection One, Inc. and ASG Intermediate Holding Corp. (collectively, the "Formation Transactions"), which were instrumental in the commencement of our operations. In May 2016, we acquired The ADT Security Corporation (formerly named The ADT Corporation) ("The ADT Corporation") (the "ADT Acquisition"), which significantly increased our market share in the security systems industry, making us one of the largest monitored security companies in the U.S.

In January 2018, we completed an initial public offering ("IPO"), and our common stock, par value $0.01 per share ("Common Stock"), began trading on the New York Stock Exchange (the "NYSE") under the symbol "ADT."

As of December 31, 2025, our three largest shareholders were State Farm Fire & Casualty Company ("State Farm"), owning approximately 16%, Apollo Global Management, Inc. ("Apollo"), owning approximately 12%, and The Vanguard Group, owning approximately 8% of our outstanding Common Stock, inclusive of the Class B common stock, par value $0.01 per share ("Class B Common Stock") (on an as-converted basis), owned exclusively by Google LLC ("Google"), and unvested shares of Common Stock.

KEY BUSINESS DEVELOPMENTS

Origin AI Acquisition

On February 20, 2026, ADT acquired Origin Wireless, Inc. ("Origin AI"), a provider of AI-enabled presence detection and ambient sensing technology (the "Origin AI Acquisition"). Origin AI's technology uses artificial intelligence and radio frequency signals to detect and classify human presence and activity within the home without the use of cameras, audio, or wearable devices. This technology is expected to enhance our ability to deliver improved alarm verification, reduce false alarms, and support new intelligent security and smart home use cases over time.

The purchase price for the Origin AI Acquisition was $170 million in cash, subject to customary purchase price adjustments. Following the acquisition, Origin AI became an indirect wholly owned subsidiary of ADT.

We believe the acquisition of Origin AI supports our strategy to further differentiate our security and smart home offerings over time.

Google Update

On July 31, 2020, we entered into a Master Supply, Distribution, and Marketing Agreement with Google (as amended, the "Google Commercial Agreement") with an initial term expiring on November 15, 2030. As part of our partnership with Google, each company agreed to contribute $150 million upon the achievement of certain milestones toward the joint marketing of devices and services; acquisition of customers; training of ADT employees for the sale, installation, customer service, and maintenance of the product and service offerings; and updates to technology for products included in such offerings. In August 2022, pursuant to an amendment to the Google Commercial Agreement, Google agreed to commit an additional $150 million (together with the initial amounts, the "Google Success Funds") to fund growth, data and insights, product innovation, technology advancements, customer acquisition, and marketing, as mutually agreed by the Company and Google. The Google Commercial Agreement provided that each of the $150 million tranches of the Google Success Funds would be triggered in three equal tranches, respectively, subject to the attainment of certain milestones. From inception through December 31, 2025, the Company had incurred expenses of approximately $100 million related to the initiatives funded from the initial tranche of the Google Success Funds, and had received $90 million of reimbursement from the Google Success Funds with the remaining $10 million reimbursed during January 2026.

In January 2024, we again amended the Google Commercial Agreement to, among other things, remove exclusivity for DIY products and services, limit exclusivity for do-it-for-me ("DIFM") products and services, and restructure the commitment from the Google Success Funds to pay a portion of the remaining amount due to ADT as a quarterly marketing reimbursement (with the balance to be used towards unlocking certain opportunities).

In September 2020, we issued and sold 54,744,525 shares of Class B Common Stock to Google in a private placement pursuant to a securities purchase agreement, dated July 31, 2020. In connection with that issuance of Class B Common Stock to Google, the Company and Google entered into an investor rights agreement (the "Google Investor Rights Agreement"), pursuant to which Google agreed to be bound by customary transfer restrictions and drag-along rights, and be afforded customary registration rights with respect to shares of Class B Common Stock held directly by Google. Under the terms of the Google Investor Rights Agreement, which was amended for the second time in December 2023, Google was prohibited, subject to certain exceptions, from transferring any shares of Class B Common Stock or any shares of Common Stock issuable upon conversion of the Class B Common Stock until June 2025. Refer to Note 10 "Equity" in the Notes to Consolidated Financial Statements.

Additionally, in December 2023, the Company and Google entered into an addendum to the Company's existing agreement for using Google cloud services (the "Google Cloud Agreement Addendum"), pursuant to which Google has agreed to provide certain credits, discounts, and other incentives for use of the Google Cloud Platform to the Company, and the Company has committed to purchasing $200 million of Google Cloud Platform services over seven years (through December 2030) (the "Google Cloud Commitment"). Refer to Note 13 "Commitments and Contingencies" in the Notes to Consolidated Financial Statements.

State Farm Update

In October 2022, we entered into a development agreement with State Farm (the "State Farm Development Agreement"), pursuant to which State Farm committed up to $300 million to fund product and technology innovation, customer growth, and marketing initiatives. We initially received $100 million of such commitment from State Farm, which was restricted to use for investment, as agreed upon with State Farm, in accordance with the State Farm Development Agreement (the "Opportunity Fund"). The State Farm Development Agreement expired on October 13, 2025. On October 24, 2025, we repaid to State Farm substantially all of the balance of the Opportunity Fund held by us. State Farm has no obligation to fund the Opportunity Fund in the future. In addition, we ended our State Farm partnership programs in existing states in connection with the expiration of the State Farm Development Agreement.

Pursuant to an investor rights agreement with State Farm (the "State Farm Investor Rights Agreement"), dated as of October 13, 2022, State Farm agreed to be bound by customary transfer and standstill restrictions and drag-along rights, and be afforded customary registration rights with respect to shares of our Common Stock owned by State Farm. State Farm's contractual lock-up period restricting the transfer of the shares of Common Stock owned by State Farm terminated on October 13, 2025.

Refer to Note 16 "Related Party Transactions" in the Notes to Consolidated Financial Statements.

SEGMENT AND GEOGRAPHIC INFORMATION

We evaluate and report our segment information based on the manner in which our Chief Executive Officer ("CEO"), who is our chief operating decision maker ("CODM"), evaluates performance and allocates resources. Our CODM manages the business on a consolidated basis, and as such, we report results in a single operating and reportable segment.

For further information, refer to Note 3 "Segment Information" in the Notes to Consolidated Financial Statements.

Revenue generated by customers outside of the U.S. is not material.

PRODUCTS AND SERVICES

Security and Automation Offerings

Our core security offerings include burglar and life safety alarms, smart security cameras, smart home automation systems, and video surveillance systems (referred to collectively as security systems, solutions, or offerings). Our security offerings are designed to detect intrusion; control access; sense movement, smoke, fire, carbon monoxide, leaks, temperature, and other environmental conditions and hazards; and address personal medical emergencies such as injuries or unanticipated falls. We offer our customers routine maintenance and the installation of upgraded or additional equipment, which provide additional value to the customer and generate incremental recurring monthly revenue. Additionally, our personal emergency response system products and services utilize our security monitoring infrastructure to provide customers with solutions that help to sustain independent living, detect when a fall occurs, and provide protection while on the go with geolocation capability.

Our proprietary ADT+ app is a comprehensive interactive technology platform designed to provide customers with a seamless experience through a common application across security, life safety, automation, and analytics, and integrate the user experience, customer service experience, and back-end support. We began a phased rollout of our ADT+ app along with a new interactive and hardware lineup during the fourth quarter of 2023. During 2024 and 2025, we continued the phased rollout across the country. As part of our partnership with Google, we have also integrated certain Google devices into our offerings.

Our Trusted Neighbor™ offering allows customers to verify a trusted individual and grant that individual secure, temporary access to their home through homeowner-authorized credentials, including assigned Yale lock PIN codes, biometric (fingerprint) authentication on supported devices, and the ADT+ application.

The vast majority of new residential customers choose our automation and smart home solutions, which provide customers the ability to remotely monitor and manage their spaces through our smart phone applications, customized web portal, or touchscreen panels in their homes.

Our automation and smart home solutions allow customers to:

- remotely arm and disarm their security systems;

- receive programmed event notifications from their security systems;

- record and view real-time video;

- program their systems to react to defined events;

- integrate their systems with various third-party connected devices such as cameras, lights, thermostats, appliances, and garage doors; and

- automate custom schedules for these connected devices.

We offer both professionally installed and DIY security and smart home solutions, and we are increasingly focused on expanding and enhancing our DIY offerings as part of our growth strategy. Our DIY solutions are designed to provide customers with flexible installation, monitoring, and pricing options and to reach customer segments that may not be served by traditional professionally installed offerings. We believe our DIY offerings represent a significant opportunity to drive subscriber growth, expand our addressable market, and support increased digital engagement over time, including through expanded distribution channels and partnerships.

Additionally, we believe that consumer demand is increasingly shifting toward solutions that provide continuous, intelligent awareness of activity within the home. Advances in artificial intelligence and ambient sensing are enabling new forms of detection and insight that can enhance security, reduce false alarms, and support adjacent use cases such as aging-in-place and wellness monitoring. We expect these trends to influence our product roadmap and investment priorities in future periods.

Generally, a significant upfront investment is required to acquire new subscribers related to installation costs (such as labor, commissions, equipment, and overhead), which we recover through upfront fees charged at the time of installation and recurring monthly revenue generated in future years. While the economics of an installation can vary depending on the customer acquisition channel and offering, we generally achieve revenue break-even in approximately two years. Our ability to increase our average prices for individual customers depends on a number of factors, including the type and complexity of service, the quality of our service, the introduction of additional features and offerings that increase the value to the customer, and the competitive environments in which we operate.

At the time of initial equipment installation, our customers typically contract for both monitoring and maintenance services, which are generally governed by multi-year contracts. If a customer cancels or is otherwise in default under a monitoring contract prior to the end of the initial contract term, we have the right under the contract to receive a termination payment from the customer in an amount equal to a designated percentage of all remaining monthly payments.

The standard contract terms are two, three, or five years, with automatic renewals for successive 30-day periods for residential security customers and annual periods for small business customers, unless canceled by either party. We may also offer month-to-month contracts depending on the circumstance.

Qualifying customers can pay any upfront fees over the course of the contract (referred to as retail installment contracts). A security interest is granted in the retail installment contract receivables as collateral for cash borrowings under our uncommitted receivables securitization financing agreement (the "2020 Receivables Facility"). Customers are also generally obligated to make monthly payments for monitoring services for the remainder of the initial contract term. Monitoring services are typically billed monthly or quarterly in advance, and more than 80% of our residential customers pay us these fees through automated payment methods, with new residential customers generally opting for these payment methods.

Monitoring Centers

As of December 31, 2025, we operated six monitoring centers located throughout the U.S. that provide 24/7 year-round professional monitoring services to our customers, including our monitoring centers that also provide outsourced monitoring services for other security companies. Our monitoring centers are fully redundant, which means all monitoring operations can be transferred to another monitoring center in case of an event affecting the functionality of one of our centers such as weather-related incidents, natural disasters, or other interruptions in telephone or computer service. In addition, our monitoring centers are listed by Underwriters Laboratories ("UL"). Many jurisdictions have laws requiring that security systems for certain buildings be monitored by UL-listed centers, and in some instances, a UL listing is required by insurers of certain customers as a condition of insurance coverage. In addition, we are in compliance with UL work from home standards for the portion of our monitoring center professionals who work remotely.

Upon the occurrence of certain initiating events, our monitored security systems send event-specific signals to our monitoring personnel who then relay appropriate information, based on the customer's contract and preferences, to first responders and the customer or others on the customer's emergency contact list. We continue to focus on our alarm verification technologies and partner with industry associations and various first responder agencies to help prioritize response events, enhance response policies, and develop processes that allow us to send data to emergency response centers directly. Additionally, our System Monitoring and Response Technology ("SMART") monitoring solution aims to result in faster and higher-quality alarm responses and is intended to reduce false alarms and customer care calls. Our SMART monitoring differentiates our offerings by delivering alarms to connected and participating 9-1-1 centers faster than traditional voice handling speeds. Additionally, our alarm scoring program, which offers a uniform and reliable approach for categorizing alarm severity levels, enhances the accuracy of assessing potential threats to life or property and gives first responders precise and crucial alarm data for improved emergency responses.

Field and Call Center Operations

Our field and call center operations comprise a nationwide network of SSOs, call centers, and support facilities. We staff our SSOs with qualified field solution advisors and installation and service technicians, and we utilize third-party subcontract labor when appropriate. We provide ongoing training to our field and call center employees, as well as our authorized dealers, and we continually measure and monitor customer satisfaction-oriented metrics across each customer touch point. Our objective is to provide a differentiated service experience by resolving customer issues remotely whenever possible and scheduling installation and service visits at times convenient for the customer.

Our innovative remote assistance program (the "Remote Assistance Program") delivers a scalable, cost-efficient means of servicing our customers through live video streaming with our skilled technicians to troubleshoot and resolve service issues as well as remote programming and installation support for new DIY systems, add-ons, and resale reactivations. We are also exploring and implementing AI tools that are aimed to improve and automate certain processes for our call center agents and customers. Additionally, our ADT WiFi Fix app allows remote customer service agents to diagnose and address WiFi issues impacting customers' ADT equipment or other devices. These offerings provide customers with more options for receiving services that best fit their lifestyles while reducing the cost for us to provide these services and lowering our carbon footprint through the reduction of truck rolls.

Our customer care agents provide support 24 hours a day on a year-round basis to ensure service requests are handled promptly and professionally. During 2025, we enhanced our technical support processes to resolve customer issues earlier in the interaction by equipping our inbound troubleshooting agents with additional capabilities, eliminating the need for customers to wait to receive a scheduled outbound call. To measure performance, we introduced a 'remote resolution' metric, which tracks issue resolution by both inbound and outbound agents. We are now able to generally resolve over 90% of customer technical issues remotely. We continue to offer customers additional choices in managing their services through customer-facing self-service tools via interactive voice response systems and the Internet. In addition, we use a network of external vendors, both domestic and outside of the U.S., to supplement our internal call center resources as needed.

In addition, we use AI virtual agents in our call centers to resolve certain customer issues before being transferred to a live agent. We expect that, over time, this initiative will enhance the efficiency and effectiveness of our call centers.

Our support facilities also provide administrative assistance to our local service offices and customer care centers, which includes scheduling and ordering, drop-shipping, and physically distributing system components for installations.

Sales and Distribution Channels

We utilize a complementary mix of direct and indirect sales and distribution channels:

- *Direct Channel*

  Our direct channel customers are generated by direct response and other marketing efforts, general brand awareness, customer referrals, door-to-door activities, and lead generation partners, and are supported by our internal sales force located in our national sales call centers as well as our nationwide network of field SSOs. In many scenarios, we close the sale of a basic system over the phone and allow our field representatives to augment the system at the time of installation. In other cases, field solution advisors work directly with the customer to select an ideal system. Driven by consumer preferences, we also market to customers through retail and e-commerce channels, including our website, and we have been supplementing existing channels to meet consumers where they prefer to shop.

  Our field solution advisors typically undergo an in-depth screening process prior to hire, complete comprehensive centralized training prior to conducting customer sales presentations, and participate in ongoing training in support of new offerings. We generally utilize a highly structured sales approach, which includes a structured model sales call, daily monitoring of sales activity and effectiveness metrics, and regular coaching by our sales management teams.

- ***Indirect Channel***

  Our indirect channel customers are generated mainly through our network of agreements with third-party independent dealers who sell and install equipment and ADT Authorized Dealer-branded monitoring, interactive, and other services to residential end users (the "ADT Authorized Dealer Program"). As opportunities arise, we have in the past and may in the future bulk purchase a set of customer accounts from other third-party security service providers.

  As of December 31, 2025, our network consisted of approximately 140 authorized dealers operating across the U.S. Our authorized dealers are contractually obligated to offer exclusively to us all qualified monitored accounts they generate, but we are not obligated to accept these accounts. We pay our authorized dealers for the acquisition of any qualified monitored accounts (referred to as dealer generated customer accounts) we purchase from them. Dealer generated customer account contracts typically have an initial term of three years with automatic renewals for successive 30-day periods, unless canceled by either party. If a purchased account is canceled during the charge-back period, which is generally thirteen months, the dealer is required to refund our payment of the purchase price for the canceled account. In certain instances in which we reject an account, we generally still indirectly provide monitoring services for that account through a monitoring services agreement with the authorized dealer.

  Authorized dealers are required to adhere to the same high-quality standards for sales and installation as our own SSOs, and we monitor each authorized dealer's financial stability, business practices, and sales and installation methods.

Marketing Strategy

We focus on driving revenue by increasing consumer awareness and preference, improving consumer purchasing flexibility, and optimizing our go-to-market approach. To support the growth of our customer base, improve brand awareness, and drive greater market penetration, we consider new customer channels and lead generation methods, explore opportunities to provide branded solutions, and form strategic partnerships and alliances with various third parties.

We strive to optimize our marketing spend through a lead modeling process, whereby we dynamically allocate spend based on lead flow and measured marketing channel effectiveness. We market our offerings through national television, radio, and direct mail advertisements, as well as through Internet advertising, which includes national search engine marketing, email, online video, local search, and social media. We also have several affinity partnerships with organizations that promote our services to their customer bases, and we market through social media influencers and celebrity spokespersons representing the ADT brand. In addition, our other strategic partnerships and alliances include dealers, home builders, property management firms, homeowners' associations, financial institutions, retailers, first responders, and software service providers.

We leverage AI across marketing and communications functions— from brand governance and AI-powered sales agents to AI-driven content creation and ad platform optimization— to enhance efficiency, personalization, and performance at scale.

OUR MARKET

The residential and small business security and automation market primarily consists of owners and renters of single-family homes or apartments and small business owners. The market is generally characterized by a large and homogeneous customer base with less complex system installations. Many residential and small business customers purchase monitored security and automation services as a result of moving to a new location; a perceived or actual increase in crime or life safety concerns; significant events such as the birth of a child or the opening of a new business; or incentives provided by insurance carriers that may offer lower insurance premium rates if a security system is installed or may require that a system be installed as a condition of coverage.

We also seek opportunities to leverage our brand name, experience in security and smart home solutions, and high degree of trust among our customer base to pursue new customers in complementary markets such as personal on-the-go security and safety. We have seen increased interest in smart home offerings and other mobile technology applications, which we believe is attributable to a variety of factors, including advancements in technology, younger generations of consumers, and shifts to de-urbanization. We believe our strategic initiatives will help us satisfy consumer demands in light of these macro-level dynamics and position us for sustainable growth for years to come.

Our goal is to maximize customer lifetime value by (i) evaluating our pricing and product offerings in relation to our competition; (ii) managing costs and service strategies to provide enhanced value; (iii) upgrading existing customers to our interactive services, internet protocol ("IP") video solutions, or other upgraded solutions where desirable; and (iv) achieving long customer tenure.

COMPETITION

Our approach to competition is to emphasize the quality and reputation of our offerings and industry-leading brand, our superior customer service, unique product and service offerings, our network of customer support and monitoring centers, commitment to consumer privacy, and knowledge of customer needs. Success in acquiring new customers depends on a variety of factors such as brand and reputation, market visibility, the ability to identify and sell to prospective customers, offering capabilities, and the quality and prices of our products and services. We are focused on extending our leadership position in the traditional residential and small business security and smart home markets. In addition, we continue to add new features and functionalities to further differentiate our offerings and support a pricing premium. We believe a combination of technology advancements along with a growing customer interest in lifestyle and business productivity solutions will support increasing market penetration.

Traditional residential and small business security markets in the U.S. remain highly competitive and fragmented, with several major companies; many smaller national, local, and regional companies; and an increasing number of new entrants, which is primarily the result of relatively low barriers to entry and the availability of other companies providing outsourced monitoring services. Technology trends and innovation provide new opportunities while also lowering the barriers to entry for automation, interactive, and smart home solutions. As a result, new business models and competitors have and may continue to emerge, including existing companies with large customer bases that may enter the security and automation markets or market similar products and services to our customers. Additionally, we may face additional competition in the DIY space as we work to grow our market share.

We believe our principal competitors are:

- *Residential (Pro-installation):* SimpliSafe Home Security Systems, Xfinity Home Security (a division of Comcast Corporation), Vivint Smart Home, Inc (a subsidiary of NRG), Brinks Home Security (operating brand of Monitronics International, Inc.)

- *Residential (Self-installation):* Ring Smart Security System by Amazon, SimpliSafe Home Security Systems, Roku Inc., Arlo Technologies, Inc., Wyze Home Monitoring

- *Small Business:* Vivint Smart Home, Inc (a subsidiary of NRG), Ring Smart Security System by Amazon, SimpliSafe Home Security Systems

We also compete with point solutions (products with one intended application) and home automation-only systems. In some cases, customers believe that these offerings replace the need for full-scale security systems. Further, third-party installation companies often partner with device providers to offer professional installation alternatives for these point solutions and other DIY systems.

We also face increasing competition from technology companies, telecommunications providers, and smart home platform providers that offer or are developing ambient sensing, presence detection, and related home awareness capabilities. Some of these offerings use wireless signals, network-based technologies, or other sensing methods to detect activity within the home and may be bundled with broadband, connectivity, or smart home services. While these solutions may differ from our current or future offerings in functionality, integration, and use cases, they may nonetheless compete for customer attention, adoption, and engagement, and could impact demand for certain security and smart home services over time.

In addition, some self-monitored solutions do not require a monthly fee for home automation services, which allows for no-cost alternatives to the professionally monitored, fee-based solutions that we provide. Although self-monitored solutions do not replace the need for professionally monitored solutions, as more features and functionality are built into these self-monitored solutions, the demand for some customers to opt for more expensive, professionally monitored options could be reduced.

We continuously monitor developments in our competitive landscape and assess new market participants, offerings, technologies, and business models to evaluate potential impacts on our operations and strategic positioning.

We believe we are well positioned to compete with traditional and new competitors due to our focus on safety, security, and convenience; our differentiated technology offerings, including our ADT+ platform and Origin AI technologies; our nationwide team of sales consultants; our solid reputation for and expertise in providing reliable security and monitoring services through our in-house network of redundant monitoring centers; our reliable product solutions; our highly skilled installation and service organization; our strategic partnerships; and our commitment to delivering high-quality customer service.

RESOURCES MATERIAL TO OUR BUSINESS

Materials and Inventory

We purchase equipment and product components from a limited number of suppliers and distributors. To minimize the risk of a disruption from any single supplier, we utilize dual sourcing methods whenever possible. Inventory is held at supplier and distribution partner locations, as well as internal regional distribution centers, at levels we believe are sufficient to meet our current and anticipated needs. We also stock inventory of certain equipment and components at our field offices and in technicians' vehicles. Third-party distributors generally keep a minimum stocking level of certain key items to have coverage for certain situations such as supply chain disruptions. In addition, we rely on various information technology and telecommunications service providers as part of the functionality and monitoring of our systems.

We continuously monitor global supply chain disruptions, and we do not currently anticipate any major interruptions in our supply chain in the near term, although we continue to monitor the ongoing global memory chip shortage.

Intellectual Property

Patents, trademarks, copyrights, and other proprietary rights are important to our business, and we continuously refine our intellectual property strategy to maintain and improve our competitive position. Where possible and appropriate, we seek to register or patent new intellectual property to protect our ongoing technological innovations and strengthen our brand, and we protect these rights by taking appropriate action against infringements or misappropriations of our intellectual property by others. We review third-party intellectual property rights to help avoid infringement and to identify strategic opportunities. We typically enter into confidentiality agreements to further protect our intellectual property. Patents extend for limited periods of time in the various countries where patent protection is obtained. Trademark rights may potentially extend for longer periods of time and are typically dependent upon the use of the trademarks.

We own a portfolio of patents that relate to a variety of monitored security and automation technologies utilized in our business, including security panels and sensors, video and information management solutions, and our SMART monitoring solution that aims to reduce false alarms and improve response effectiveness. We also own a portfolio of trademarks, including ADT, ADT Pulse, and ADT+. In addition, we are a licensee of intellectual property, including from our third-party suppliers and technology partners.

In February 2026, ADT expanded its intellectual property portfolio through the Origin AI Acquisition. The Origin AI Acquisition added a significant portfolio of patents and patent applications primarily related to AI-enabled presence detection, ambient sensing, and related analytics technologies to our intellectual property portfolio.

Certain trademarks associated with the ADT brand that we own within the U.S. and Canada are owned outside of the U.S. and Canada by Johnson Controls International PLC ("Johnson Controls") (as successor to Tyco International Ltd., "Tyco") pursuant to a trademark agreement entered into between the ADT Corporation and Tyco (the "Tyco Trademark Agreement"). In certain instances, such trademarks are licensed in certain territories outside the U.S. and Canada by Johnson Controls to certain third parties. Pursuant to the Tyco Trademark Agreement entered into between The ADT Corporation and Tyco in connection with the separation of The ADT Corporation from Tyco in 2012, we are generally prohibited from registering, attempting to register, or using the ADT brand outside the U.S. and its territories and Canada. As a result, if we choose to sell products or services or otherwise do business outside the U.S. and Canada, we do not have the right to use the ADT brand to promote our products and services.

In connection with the sale of our Canadian operations in 2019, we entered into a non-competition and non-solicitation agreement with TELUS Corporation ("TELUS") pursuant to which we will not have any operations in Canada, subject to limited exceptions, for a period of seven years from the date of sale. Additionally, we entered into a patent and trademark license agreement with TELUS granting (i) the use of our patents in Canada for a period of seven years, and (ii) exclusive use of our trademarks in Canada for a period of five years and non-exclusive use for an additional two years thereafter.

In connection with the Commercial Divestiture, we agreed to a covenant not to assert a claim against the Commercial Business for infringement of the Company's patents as of the Commercial Divestiture for products and services that were used in the Commercial Business prior to the Commercial Divestiture, and have provided the Commercial Business with a paid-up, irrevocable, non-assignable (with limited exceptions) license to continue to use certain software and other Company intellectual property in the same manner.

SEASONALITY

Our residential security and home automation business has historically experienced a certain level of seasonality primarily as a result of fluctuations in the housing market. Since more household moves typically take place during the second and third calendar quarters of each year, our disconnect rate, new customer additions and installation volume, sales and installation revenue, and related cash subscriber acquisition costs are historically higher in these quarters than in the first and fourth calendar quarters. However, other factors such as the level of marketing expense, relevant promotional offers, and timing of third-party account purchases can impact these trends. Further, we may see increased servicing costs or reductions in revenue related to more alarm signals, customer service requests, and customer credits as a result of inclement weather-related incidents.

GOVERNMENT REGULATION AND OTHER REGULATORY MATTERS

Our operations are subject to numerous federal, state, and local laws and regulations related to occupational licensing, building codes, tax, and permitting, as well as consumer protection and privacy, labor and employment, and environmental protection. Changes in laws and regulations can positively and negatively affect our operations and impact the manner in which we conduct our business.

Licensing and Permitting

Most states in which we operate have employee and business licensing laws directed specifically toward sales, installation, and monitoring of security devices. Our business is also subject to requirements, codes, and standards imposed by local government jurisdictions and standards organizations. We maintain the relevant and necessary licenses related to the sale, installation, and monitoring of security systems and related services in the jurisdictions in which we operate.

Additionally, we rely extensively on telecommunications service providers, which are regulated in the U.S. by the Federal Communications Commission ("FCC"), to communicate signals as part of the functionality and monitoring of security systems.

Our security business is subject to various state and local measures aimed at reducing false alarms. Such measures include requiring permits for individual alarm systems, revoking such permits following a specified number of false alarms, imposing fines on customers or alarm monitoring companies for false alarms, limiting the number of times police will respond to alarms at a particular location after a specified number of false alarms, requiring additional verification of an alarm signal before the police respond, or providing no response to residential system alarms.

Consumer Protection and Privacy

Our advertising and sales practices are regulated by the U.S. Federal Trade Commission ("FTC") and state and consumer protection laws, which include restrictions on the manner in which we promote the sale of our products and services and require us to make certain disclosures regarding recurring charges and cancellation rights. Further, consumer protection laws require us to provide most of our new customers with rescission rights of 3-days or more for new contracts for the purchase of our products and services.

Our collection and use of personal information and communications with current and potential customers are regulated by federal and state laws, which include restrictions on the use of telemarketing, auto-dialing technology, email marketing, and text communications; restrictions on the sale, sharing, and use of personal information; as well as requirements for the protection thereof and actions to be taken in the event of a breach of personal information.

We use credit scoring to qualify our residential customers for certain offers and financing options. The use of credit reporting and scoring and offering financing options to our residential customers is subject to federal and state laws, including the federal Fair Credit Reporting Act, which limit the use of consumer credit reports, prohibit discrimination against protected classes when offering or granting credit, and require certain disclosures to customers in the event that we take an adverse action based on a consumer credit report.

We provide some residential customers the option to pay up-front charges in installments and certain other customers the option of using third-party financing arrangements, all of which are subject to federal and state laws regulating consumer finance. These laws require certain mandatory consumer disclosures and, in some cases, limit our ability to impose certain fees and charges. In addition, some jurisdictions require us to register or obtain licenses in order to make installment contract or third-party financing options available to our customers. While these offerings are currently only for certain residential customers, we may in the future have similar offerings for our small business customers.

Labor and Employment

Our operations are subject to regulation under the U.S. Occupational Safety and Health Act ("OSHA") and equivalent state laws. Failure to comply with applicable OSHA regulations or other federal, state, and local laws and regulations, even if no work-related serious injury or death occurs, may result in civil or criminal enforcement and substantial penalties, significant capital expenditures, or suspension, or limitation of operations.

Additionally, in certain jurisdictions, we must obtain licenses or permits to comply with standards governing employee selection, training, and business conduct.

Environmental Protection

We continue to monitor emerging developments regarding environmental protection laws. At this time, we do not believe that federal, state, and local laws and regulations relating to the discharge of materials into the environment, or otherwise relating to the protection of the environment, or any existing or pending climate change legislation, regulation, or international treaties or accords are reasonably likely to have a material adverse effect on our business.

We are, or may become, subject to various climate disclosure regimes regulating the disclosure of greenhouse gas emissions, climate-related risks and opportunities and related information, such as California's Climate Corporate Data Accountability Act (also known as "SB 253") and Climate Related Financial Risk Act (also known as "SB 261"). The interpretation, timing, requirements and enforcement of such climate disclosure regime remains uncertain, and compliance may require the investment of significant resources, increase our costs, disrupt our business operations and pose reputational and other risks.

For additional information, see Part I, Item 1A, "Risk Factors" – "*If we fail to establish and achieve the objectives of our sustainability program, or if we fail to report on such sustainability matters, consistent with investor, customer, employee, or other stakeholder expectations, and in compliance with changing legal and regulatory requirements, we may not be viewed as an attractive investment, service provider, workplace, or business, which could have a negative effect on the Company.*"

Artificial Intelligence

The recent rapid development and use of AI, including generative AI, has resulted in increased scrutiny by state and federal governments in the U.S. We are closely monitoring laws regulating the development and deployment of AI and similar technologies at the state and federal level and assessing their potential impact on our current, planned, and potential use of AI in our business. At this time, we do not believe that federal, state, and local laws and regulations relating to the use of AI have a material adverse effect on our business. However, developments in AI technology and laws and regulations affecting how we propose to use AI may limit or restrict our ability to use such technology.

We have implemented AI solutions for various customer interactions to improve service quality and response times and continue to explore opportunities to improve customer interactions with the use of AI. We are also exploring how we can use AI in our product and service offerings to expand our capabilities and drive efficiencies.

HUMAN CAPITAL AND WORKPLACE INITIATIVES

Human Capital Management

As of December 31, 2025, we employed approximately 12,200 people, including approximately 1,600 direct field solution advisors; 3,100 installation and service technicians; 4,000 customer care professionals; and 700 phone sales representatives.

Approximately 7% of our employees are covered by collective bargaining agreements; and we believe our relations with our employees and labor unions have generally been positive.

Culture and Talent Strategy

We are committed to building a culture where every team member feels valued and empowered to collaborate, contribute to our shared success, and achieve their own career goals. Our guiding principles, represented by the acronym *BLUE* (Bold, Lead, Unite, and Elevate), encourage us to work together with purpose and passion.

Our ability to attract, retain, and develop a strong, dedicated, and diverse workforce is critical to our success. This depends on hiring and retaining top talent across the organization, particularly within senior management, technology, product development teams, and customer-facing roles. Employees receive frequent performance coaching and feedback to help them stay focused on key business priorities and growth opportunities.

Our compensation programs are designed to reward and differentiate high performance through merit pay, as well as annual and long-term incentive plans, subject to team member eligibility. We offer our employees competitive compensation, benefits, and health and wellness programs, as well as training, networking, development resources, coaching, and performance feedback. In addition, our long-term equity compensation plans are intended to align management interests with those of our stockholders and to encourage the creation of long-term value.

We gather feedback and sentiment throughout the employee experience. Our annual sentiment survey, which was completed by approximately three-fourths of employees, showed favorable improvements in 13 of 14 categories. Our annual leadership talent management review evaluates both performance and potential and includes succession planning for all Executive Leadership Team ("ELT") positions.

Inclusivity and Belonging

We are committed to fostering a culture of inclusivity and belonging and to continuously enhancing the effectiveness of our practices in order to drive innovation and growth. We define diversity broadly to encompass a wide range of backgrounds, experiences, perspectives, abilities, values, and expertise, among others. We integrate diversity and inclusion into every stage of the talent lifecycle, from recruitment and hiring through learning, development, advancement, and retention, with the goal of attracting and supporting individuals with varied backgrounds and experiences. We value the diversity and experiences of our employees and are committed to fostering an inclusive environment that provides equal opportunities to all throughout our talent management processes.

Our Inclusive Diversity and Belonging Operating Team (the "IDB Team") and its ten Business Employee Resource Groups ("BERGs") are central to advancing our inclusivity initiatives. The IDB Team is a diverse group of business leaders from across the organization, including executive and senior management, dedicated to continuously improving our inclusivity practices and effectiveness. Our commitment to inclusion is embedded in our cultural markers, reinforcing our goal of creating a collaborative and supportive environment for all of our employees.

BERGs provide employees opportunities for collaboration through learning, networking, volunteer projects, and mentoring, and are central to the engagement, development, and retention of our employees. Our BERGs also participate in various business initiatives. Executives and officers across the Company actively support BERG programs by leveraging their time, networks, and resources. As part of the ADT Safe Places program, each BERG receives a modest budget to donate to nonprofit organizations aligned with its mission and corporate social responsibility goals.

Employee Well-being, Health, and Safety

We devote significant resources to employees' wellness, health, and safety. Our annual ADT Balance program offers employees biometric screenings, fitness challenges, webinars, group coaching, and various self-guided resources. We support our employees' health and productivity through discounts on medical plan contributions for completing an annual preventative exam and an online health assessment, as well as cash incentives on other well-being activities. We also support our employees through financial well-being programs with personalized guidance from professionals with tax preparation, identity protection, and mortgage referral programs.

Our Environmental, Health, and Safety ("EHS") vision is to create a culture in which safe behaviors are practiced on every task, every day, aiming for zero incidents, promoting employee wellness, and reducing our environmental impact. To achieve this vision, we embed our core values—people, prevention, and accountability—into all aspects of our business. We prioritize compliance with all applicable EHS requirements and believe that all occupational injuries and illnesses, as well as environmental incidents, are generally preventable. For example, our fleet safety initiatives include installing and maintaining collision warning and auto-braking technologies on our vehicles, as well as the use of in-vehicle camera systems designed to promote safe driving practices. Our EHS management system sets expectations for compliance, accountability, sustainability, and continuous improvement. It supports a safety-focused culture that enables our employees to minimize risk; understand and follow safety rules; and identify, avoid, and correct unsafe actions, behaviors, or situations.

Corporate Governance

We prioritize strong corporate governance as the foundation for financial integrity and superior performance. Our Board of Directors oversees our strategic direction and governance and approves the operating values reflected in our Code of Conduct (the "Code").

We are committed to ensuring that all ADT employees uphold our core values of trust, collaboration, service, and innovation. This commitment is reflected in our Code, which defines our responsibilities to customers, investors, communities, and one another. The Code outlines employee expectations and helps foster a culture of integrity. We adhere to the governance requirements established by federal and state law, the SEC, and the NYSE; and we strive to establish appropriate risk management methods and control procedures to adequately manage and monitor major risks.

Additional information about our corporate responsibility priorities and approach and related reports are available on our website. The contents of our website and these reports are referenced for general information only and are not incorporated into this Annual Report.

Social Responsibility

ADT's Corporate Social Responsibility (CSR) strategy is designed to align with our mission of helping protect and connect what matters most. Through our flagship program, ADT Safe Places, we focus on supporting high-impact, mission-aligned organizations that advance community safety and resilience. Our approach combines financial contributions, employee volunteerism, and in-kind donations of smart security systems to create measurable impact.

Environmental Impact

We are dedicated to reducing our environmental impact by fostering a culture of environmental stewardship and continuously working to reduce our carbon footprint. We also assess environmental risk on our operations as one aspect of our enterprise risk management review process and plan to continue to do so on an ongoing basis. We have implemented our ADT Environmental Absolutes framework, which represents our focus on complying with applicable environmental requirements, addressing proper disposal of waste streams, and promoting recycling of materials. We employ waste recycling and diversion programs and continue to monitor waste levels and reduce unnecessary trash hauls. We also continually explore methods to reduce greenhouse gases from our motor vehicle fleet, including through the purchase of newer vehicle models having greater fuel efficiency, the use of hybrid vehicles, and our Remote Assistance Program that reduces truck rolls. In addition, we have focused on efficiency improvements in lighting, air handling, and data operations as well as through the utilization of renewable energy while continuing to rationalize our real estate portfolio.

AVAILABLE INFORMATION

Availability of SEC Reports

Our website is located at https://www.adt.com. Our investor relations website is located at https://investor.adt.com. We make available free of charge on our investor relations website under "Financials" our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16 of the Securities Exchange Act of 1934 (the "Exchange Act"), other SEC filings, and any amendments to those reports that are filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file or furnish such materials to the SEC. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding our filings at http://www.sec.gov.

Use of Website to Provide Information

From time to time, we have used, and expect in the future to use, our website as a means of disclosing material information to the public in a broad, non-exclusionary manner, including for purposes of the SEC's Regulation Fair Disclosure ("Reg FD"). Financial and other material information regarding the Company is routinely posted on our website and accessible at https://investor.adt.com. In order to receive notifications regarding new postings to our website, investors are encouraged to enroll on our website to receive automatic email alerts. None of the information on our website is incorporated into this Annual Report.

ITEM 1A. RISK FACTORS.

In addition to risks and uncertainties in the ordinary course of business that are common to all businesses, important factors that are specific to our industry and the Company could have a material adverse effect on our business, financial condition, results of operations, and cash flows. You should carefully consider the risks described below and in our subsequent periodic filings with the SEC. The following risk factors should be read in conjunction with Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes in this Annual Report.

Risks Related to Our Products and Services

Our growth is dependent upon our ability to keep pace with rapid technological and industry changes through a combination of partnerships with third parties, internal development, and acquisitions, in order to obtain and maintain new technologies for our products and service introductions that achieve market acceptance with acceptable margins.

Our business operates in markets that are characterized by rapidly changing technologies, evolving industry standards, potential new entrants, and changes in customer needs and expectations. Accordingly, our future success depends in part on our ability to accomplish the following: identify emerging technological trends in our target end-markets; develop, acquire, and maintain competitive products and services that capitalize on existing and emerging trends; enhance our existing products and services by adding innovative features on a timely and cost-effective basis that differentiates us from our competitors; incorporate popular third-party interactive products and services into our product and service offerings; sufficiently capture and protect intellectual property rights in new inventions and other innovations; and develop or acquire and bring products and services, including enhancements, to market quickly and cost-effectively.

Our ability to develop, alone or with third parties, or to acquire new products and services that are technologically innovative requires the investment of significant resources and can affect our competitive position or financial condition. In addition, the dynamic nature of these changes requires that we simultaneously engage in significant technological development efforts across our operations, including platform development, sales, marketing, customer care, customer self-service, remote assistance, billing, and other substantive and administrative functions. Upgrading and implementing changes to any one of our systems presents challenges, including potential interruptions to system operations as changes are made, which could disrupt or reduce their efficiency in the short term and temporarily affect the quality or availability of the products and services offered to customers. Moreover, the age of our systems and architecture may present unique challenges that we have not previously encountered as we undertake these developmental efforts simultaneously across our operations. These system updates and development efforts divert resources from other potential investments in our businesses, and they may not lead to the development of new commercially successful technologies, products, or services on a timely basis.

From time to time, we enter into strategic partnerships with third parties to broaden and develop our offerings and marketing efforts. These strategic partnerships may require us to undertake significant commitments and make substantial expenditures and there can be no assurance that the expected benefits from these partnerships will be realized. For example, in July 2020, we entered into the Google Commercial Agreement, pursuant to which Google agreed to supply us with certain Google Devices and Services for sale to our customers. We have agreed until November 2030, with certain exceptions and subject to customary termination rights related to breach and change of control, to exclusively provide or sell those Google Devices and Services to our DIFM customers, although Google can sell the same or similar devices to our competitors who may more successfully commercialize products or services that compete with ours, thereby materially harming our business. Given this exclusivity arrangement with Google, if Google fails to perform or to provide Google Devices and Services that continually meet the demands of our DIFM customers, or fails to provide continued innovation, management, and investment in their relevant product businesses, or if we fail to provide or sell the Google Devices and Services that Google provides, or if we fail to develop products and services with Google that our customers find desirable, all in a timely manner, or if Google were to begin offering security products or services that compete with ours, our business, financial condition, results of operations, and cash flows could be materially, adversely impacted. Product introductions and the timing of such integration are focused on customer experience and are mutually agreed upon.

We launched our proprietary ADT-owned next-generation professional security and automation technology platform in 2023 as ADT+. Our ADT+ platform is intended to provide customers with a seamless experience across security, life safety, automation, and analytics through a common application that integrates the user experience, the customer service experience, and back-end support. Our systems, including the ADT+ platform, may contain defects, bugs, security vulnerabilities, performance degradation, or integration issues (including with third-party devices, operating systems, and cloud services) that could cause service interruptions, impaired functionality, or a negative customer experience, and we may not achieve a successful continued rollout of the ADT+ platform, and new platform features, in a timely manner, within budget, or in a manner that enables the commercialization of products and services that meet the continually evolving demands of our customers, any of which could have a material adverse effect on our business, financial condition, results of operations, and cash flows. Additionally, our DIY offerings rely heavily on digital customer journeys and our ability to deliver a consistent and reliable end-to-end experience through our platforms, mobile applications, and distribution and fulfillment capabilities. Any delays, defects, outages, or implementation challenges across these systems could negatively affect customer adoption and retention. As we continue to commercialize products based upon our interactive platform, we have adjusted processes for reviewing and securing intellectual property rights. Nevertheless, we have been, and in the future may become, the target of additional lawsuits alleging that we have infringed the patents or technology of third parties. Regardless of the merits of these lawsuits and any steps we take to mitigate infringement risk, any allegations could cause us to incur significant costs to defend and resolve, and could harm our business and reputation, any of which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Any new or enhanced products and services that we develop alone or pursuant to existing or new agreements with third parties may not satisfy customer preferences or our expectations, and potential product failures may cause customers to reject our products and services. As a result, these products and services may not achieve market acceptance, and our brand image could suffer. In addition, our competitors may introduce superior products or business strategies, impairing our brand and the desirability of our products and services, which may cause customers to defer or forego purchases of our products and services, or to decline to enter into new monthly installment contracts or to cancel or fail to renew existing contracts. If our competitors implement new technologies before we can implement them, those competitors may be able to provide more effective products than ours, possibly at lower prices, and experience higher adoption rates and popularity. Any delay or failure in the introduction of new or enhanced solutions could harm our business, financial condition, results of operations, and cash flows. In addition, the markets for our products and services may not develop or grow as we anticipate, and any changes in our go-to-market approach may not be seen as favorable by customers. The failure of our technology, products, or services to gain market acceptance, the potential for product defects, or the obsolescence of our products and services could significantly reduce our revenue, increase our operating costs, or otherwise materially adversely affect our business, financial condition, results of operations, and cash flows. Further, our ability to realize the anticipated benefits of certain technology initiatives may depend on the successful completion and integration of potential acquisitions, which are subject to uncertainty and risk.

On February 20, 2026, we acquired Origin AI, a provider of AI-enabled presence detection and ambient sensing technology. Origin AI's technology uses artificial intelligence and radio frequency signals to detect and classify human presence and activity within the home without the use of cameras, audio, or wearable devices. This technology is expected to enhance our ability to deliver improved alarm verification, reduce false alarms, and support new intelligent security and smart home use cases over time. In connection with our acquisition of Origin AI, we face risks related to the integration, development, and commercialization of Origin AI's technology. Origin AI's AI-enabled presence detection and ambient sensing technology is relatively new and may require additional development, testing, and integration with our existing platforms and offerings. We may experience challenges integrating Origin AI's technology, personnel, and operations into our business, or may be unable to achieve the anticipated benefits of the acquisition within the expected timeframes or at all. In addition, the successful commercialization of Origin AI's technology depends on customer adoption, evolving regulatory and industry standards applicable to artificial intelligence and wireless technologies, and our ability to effectively incorporate these capabilities into our products and services. Failure to successfully integrate or commercialize Origin AI's technology could adversely affect our business, results of operations, and financial condition.

As we continue to develop our ADT+ platform and integrate our ambient sensing technologies, we face inherent risks associated with a "software-as-a-product" model. Unforeseen software bugs, technical glitches, or latency in our cloud infrastructure could disrupt primary security and life-safety functions. Such failures could lead to significant reputational harm, customer dissatisfaction, and potential liability if a system fails to perform as intended.

The home security and automation markets in which we sell our products and services are highly competitive, and many companies, including large technology companies and other service providers have significant resources and established customer bases, which may result in pressure on our profit margins and limit our ability to maintain or increase the market share of our products and services.

We experience significant competitive pressure in both the DIFM and DIY spaces. The monitored security industry is highly fragmented and subject to significant competition and pricing pressures. We experience significant competitive pricing pressures in the DIFM space on installation, monitoring, and service fees. Several competitors offer comparable or lower installation and monitoring fees, and others may charge significantly more for installation, but in many cases, less for monitoring. We also face competition in the DIY space from companies such as SimpliSafe, Wyze Home Monitoring, and Amazon Ring, which enable customers to self-monitor and control their environments without third-party involvement through the Internet, text messages, emails, or similar communications. Our strategic expansion into traditional retail and e-commerce ("e-tail") channels to grow our DIY market share introduces significant execution and margin risks. Entry into these high-volume consumer channels requires us to compete directly with established global consumer electronics brands that may have greater scale or lower cost structures. This shift may result in lower unit margins compared to our traditional professional installation model. Some DIY providers may also offer professional monitoring with the purchase of their systems and equipment without a contractual commitment, or offer new Internet of Things ("IoT") devices and services with automated features and capabilities, which may be appealing to customers and put us at a competitive disadvantage. In addition, certain

DIY providers have a significantly broader customer base and product offering than us, allowing them to cross-subsidize their offerings through their other product offerings and cross-sell interactive and security solutions that are competitive with our offerings to customers who are loyal to the competitor's brand. Continuing expansion in customers' options to choose systems that they can in part or fully install could increase our attrition rates over time and the risk of accelerated amortization of customer contracts resulting from a declining customer base.

In addition, cable, telecommunications, and large technology companies have expanded into the home automation and monitored security industry and are bundling their existing offerings with interactive and monitored security services, often at lower monthly monitoring rates. These companies: (i) may have existing access to and relationships with customers, as well as highly recognized brands, which may drive increased awareness of their security/automation offerings relative to ours; (ii) may have access to greater capital and resources than us; and (iii) may spend significantly more on technology development, advertising, marketing, and promotional resources, as well as the acquisition of other companies with home automation solution offerings, any of which could have a material adverse effect on our ability to drive awareness and demand for our products and services. We may also face competition for direct sales from our independent, third-party authorized dealers, who may offer installation in particular markets for considerably less than we do.

Additionally, one or more of our competitors either in the DIFM or DIY space could develop a significant technological advantage over us, allowing them to provide additional or better-quality service or lower prices, which could put us at a competitive disadvantage. Continued pricing pressure, technology developments or improvements, including the use of artificial intelligence, competitor brand loyalty, and continuing shifts in customer preferences toward self-monitoring and DIY could adversely impact our customer base, revenue, and/or pricing structure and have a material adverse effect on our business, financial condition, results of operations, and cash flows. Aggressive pricing strategies adopted by our competitors could cause us to lose market share, reduce our prices, and add significant pressure on our cost structure.

In addition, in connection with our continued rollout of Google Nest products, and as our pricing model becomes more transparent to consumers and we offer more optionality with tiered pricing and pricing disaggregation as compared to our current pricing model, our competitors may be better able to underprice us in the marketplace and our customers and potential customers may determine they can achieve a lower cost solution or higher value with an alternative provider. Changes in the transparency of our pricing may also result in new customers selecting lower cost solutions than they otherwise would have and our existing customers switching to our lower cost solutions or demanding that we lower the cost of their existing solutions, which could impact our revenue and profitability.

Furthermore, the new smart home communication protocol Matter launched in 2022, with new Matter-compatible products already available. The project group was launched and introduced by Amazon, Apple, Google, Comcast, and others, with about 280 members currently in the working group, including ADT. The goal of Matter is to make all smart home devices interoperable which presents risks for our smart home offerings because interoperable smart home offerings make it easier and less costly for consumers to switch providers, making it more difficult for ADT to retain existing subscribers.

If the insurance industry changes its practice of providing incentives to homeowners for the use of alarm monitoring services, we may experience a reduction in new customer growth or an increase in our customer attrition rate.

It has been common practice in the insurance industry to provide a reduction in rates for consumer policies written on homes that have monitored security systems. This practice benefits our business, as it makes our products more attractive and benefits customer retention, However, there can be no assurance that insurance companies will continue to offer these rate reductions.

If these incentives are reduced or eliminated, new homeowners who otherwise might not feel the need for monitored security services would have to be acquired through our standard sales and marketing processes, which could be at a higher cost of acquisition, and existing customers may choose to disconnect or not renew their service contracts, which could increase our attrition rates. In addition, other insurance companies may offer rate reduction policies that favor our competitors' customers or may otherwise modify their practices in detriment of our customers. In each case, our growth prospects and our business, financial condition, results of operations, and cash flows could be materially adversely affected.

The retirement of older technologies, development of new technologies incompatible with our existing offerings, and limitations on our customers' options of telecommunications and broadband services and equipment could materially adversely affect our business, increase customer attrition, and require significant capital expenditures.

Certain elements of our operating model have historically relied on our customers' continued selection and use of traditional copper wireline telecommunications service to transmit alarm signals to our monitoring centers. There is a growing trend for customers to switch to the exclusive use of cellular or IP-based technology in their homes and businesses, as telecommunication providers discontinue their copper wireline services in favor of IP-based technology. Some of our customers' security systems rely on technology that is not operable with newer cellular or IP-based networks, and as such, will not transmit alarm signals on these networks. The discontinuation of copper landline services, older cellular technologies, and other services by telecommunications providers, as well as the switch by customers to the exclusive use of cellular or IP-based technology, may require system upgrades to alternative, and potentially more expensive, alarm systems to function and transmit alarm signals properly, which could increase our customer revenue attrition. Additionally, any telecommunications technology upgrades or implementations could also result in significant additional costs and divert management and other resource attention away from customer service and sales efforts for new customers. In the future, we may not be able to successfully implement new telecommunications technologies or adapt existing telecommunications technologies to changing market demands.

For example, between 2022 and 2023, major U.S. 3G cellular networks were retired, resulting in a loss of signal to legacy systems that relied on 3G communications. Of our customers impacted by these retirements, we transitioned, or provided our customers with the means to transition, all but a relatively small number of customer accounts. None of these remaining customers have responded to our multiple requests to upgrade their systems and therefore we could not transition them prior to the relevant transition dates. A failure to effectively transition these remaining customers away from retired networks will result in a loss of signal to the systems and certain services we provide, which may impact our ability to bill and collect for services provided. Implementation of additional service charges in connection with these transitions may cause customers to view such charges unfavorably, which could increase our customer attrition.

If we are unable to upgrade cellular equipment at customer sites to meet future carrier network standards or to respond to other changes carriers are making or may make to their networks in a timely and cost-effective manner, whether due to an insufficient supply of electronic components or parts, an insufficient skilled labor force, or due to any other reason, or if we are sued by one or more customers due to our inability to provide certain services, or due to any loss incurred while we are not able to provide certain services, or due to any continuous billing for services after a prior or future transition date, our business, financial condition, results of operations, and cash flows, could be materially adversely affected. We have also become aware that one or more telecom carriers are beginning the process to retire their time-division multiplexing ("TDM") nodes that service toll-free numbers, which could require us to further upgrade certain of our customer equipment.

Furthermore, a majority of our existing subscriber base uses legacy systems, such as ADT Pulse or non-interactive legacy burglar alarm systems, and associated hardware that are nearing or have reached the end of their supported lifecycles. Our ability to continue supporting these systems is subject to significant risk, particularly where we depend on third-party providers for software or hardware support, system updates, and bug fixes. Should these third parties designate systems as "end-of-life" or otherwise cease support, we could be forced to assume substantial costs to maintain these systems independently or accelerate their retirement. Additionally, as legacy hardware becomes obsolete, it may become susceptible to unpatchable security vulnerabilities or suffer from a lack of available replacement parts. These legacy systems are also incompatible with our ADT+ platform and features, including our planned ambient intelligence development through our acquisition of Origin AI. Migrating these subscribers to the ADT+ platform would require significant capital investment or customer-funded hardware upgrades. These customers may be at higher risk of attrition as they become more susceptible to competitors offering additional features and newer hardware at lower entry prices. If we are unable to adapt in a timely and cost-effective manner to technological obsolescence and changing technologies or customer preferences, our business, financial condition, results of operations, and cash flows could be materially adversely affected.

In addition, we use broadband Internet access service to support our product offerings, such as video monitoring and surveillance, and as a communications option for alarm monitoring and other services. Broadband connectivity is also a current requirement for our proprietary Wi-Fi sensing and ambient intelligence capabilities acquired through Origin AI. While these features are not yet commercially deployed to our ADT+ platform, our ability to successfully enable and maintain future ambient sensing functionalities, including human presence detection and activity classification, may depend on the continued availability of high-speed, reliable broadband service. Video monitoring and surveillance services, and Wi-Fi sensing, use and require significant bandwidth. As use rates and penetration of these services increase, the need for increased network capacity may necessitate additional steps or costs (such as upgrading broadband equipment or service tiers) for our customers, or additional capital or operational expenditures for us, to enable a seamless experience for our customers and avoid service disruptions. Further, if our customers continue to transition from traditional broadband Internet access services to fixed mobile Internet access services, they may encounter data limits which could negatively impact their use of video monitoring and surveillance, or future Wi-Fi sensing services, any of which could materially adversely impact our business, financial condition, results of operations, and cash flows.

Police and fire departments could refuse to respond to calls from monitored security service companies, which could damage consumer trust and confidence in our solutions and may damage our ability to attract and retain customers.

Police departments in certain jurisdictions do not respond to calls from monitored security service companies unless certain conditions are met, such as video or other verification or eyewitness accounts of suspicious activities, either as a matter of policy or by local ordinance. We offer video verification or the option to receive a response from private guard companies in certain jurisdictions, which increases the cost of some security systems and may increase the cost to customers. If additional police and fire departments refuse to respond or are prohibited from responding to calls from monitored security service companies unless certain conditions, such as those mentioned above, are met, consumer trust and confidence in our solutions may be damaged and our ability to attract and retain customers could be negatively impacted, and our business, financial condition, results of operations, and cash flows could be materially adversely affected.

Our reputation as a service provider of high-quality security offerings may be materially adversely affected by product defects or shortfalls in customer service.

Our business depends on our reputation and ability to maintain good relationships with our customers, dealers, suppliers, and local regulators, among others. Our reputation may be harmed either through product defects, such as the failure of one or more of our customers' alarm systems, or shortfalls in customer service. Customers generally judge our performance through their interactions with staff at our monitoring and customer care centers, dealers, and field installation and service technicians, as well as their day-to-day interactions with our products and mobile applications. These interactions may also generate reviews and social media posts, including negative ones, that draw additional attention to our customer service. Any failure to meet customers' expectations in such customer service areas could harm our reputation or customer relationships and cause an increase in attrition rates or make it difficult to obtain new customers or otherwise have a material adverse effect on our business, financial condition, results of operations, and cash flows.

In addition, we have attempted to control the operating costs of certain of our customer care operations using lower cost labor in certain foreign countries that may be subject to relatively higher degrees of political and social instability and may lack the infrastructure to withstand political unrest or natural disasters. The occurrence of natural disasters, pandemics, political or economic instability, or other activities in such countries has resulted in and, in the future could result in, the sudden and continued closure of operations that in turn have caused and, in the future could cause, disruptions in our operations and a failure to maintain our existing level and quality of customer care. The practice of utilizing labor based in foreign countries has come under increased scrutiny in the United States. Governmental authorities could seek to limit or penalize our operations, and our customers may not value the services provided by such operations. In addition, we are subject to applicable anti-corruption laws and regulations, such as The Foreign Corrupt Practices Act, that prohibit certain types of payments and which could expose us to significant penalties, fines, settlements, costs and consent orders that may curtail or restrict our business. Any such outcome could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Unauthorized use of our brand names by third parties, and the expenses incurred in developing and preserving the value of our brand names, may materially adversely affect our business.

Our brand names are critical to our success. Unauthorized use of our brand names by third parties may materially adversely affect our business and reputation, including the perceived quality and reliability of our products and services, as well as brand loyalty. We rely on trademark law, company brand name protection policies, and agreements with our employees, customers, business partners, and others to protect the value of our brand names. Despite our precautions, we cannot provide assurance that those procedures are sufficient to protect against unauthorized third-party use of our brand names. Various third parties have used, and may continue to use, our brand names to engage in fraudulent activities, including unauthorized telemarketing conducted in our names to induce our existing customers to switch to competing monitoring service providers, lead generation activities for competitors, and obtaining personally identifiable or personal financial information. Third parties sometimes use our names and trademarks, or other confusingly similar variations thereof, in other unauthorized contexts that may impact our brands. We may not be successful in detecting, investigating, preventing, or prosecuting all unauthorized third-party use of our brand names. Future litigation with respect to such unauthorized use could also result in substantial costs and diversion of our resources. These factors could materially adversely affect our reputation, business, financial condition, results of operations, and cash flows.

Third parties hold rights to certain of our key brand names, which could prevent us from being able to adequately protect our brands or expand into other markets.

Our success depends in part on our continued ability to use trademarks to capitalize on our brands' name recognition and to further develop our brands in the U.S., as well as in other international markets should we choose to expand and grow our business outside of the U.S. in the future. Not all the trademarks that are used by our brands have been registered in all of the countries in which we may do business in the future, and some trademarks may never be registered in any or all of these countries. Rights in trademarks are generally territorial in nature and are obtained on a country-by-country basis by the first person to obtain protection through use or registration in that country in connection with specified products and services. Some countries' laws do not protect unregistered trademarks at all or make them more difficult to enforce; and third parties may have filed for "ADT" or marks similar to our blue octagon logo in countries where we have not registered these brands as trademarks. Accordingly, we may not be able to adequately protect our brands everywhere in the world and use of such brands may result in liability for trademark infringement, trademark dilution, or unfair competition.

For example, certain trademarks associated with the ADT brand, including "ADT" and the blue octagon, are owned in all territories outside of the U.S. and Canada by Johnson Controls, which acquired and merged with and into Tyco. In certain instances, such trademarks are licensed in certain territories outside the U.S. and Canada by Johnson Controls to third parties. Pursuant to a trademark agreement entered into between The ADT Corporation and Tyco (the "Tyco Trademark Agreement") in connection with the separation of The ADT Corporation from Tyco in 2012, which endures in perpetuity, we are prohibited from ever registering, attempting to register or using such trademarks outside the U.S. (including Puerto Rico and the U.S. Virgin Islands) and Canada, and we may not challenge Tyco's rights in such trademarks outside the U.S. and Canada. Additionally, under the Tyco Trademark Agreement, we and Tyco each have the right to propose new secondary source indicators (e.g., "Pulse") to become designated source indicators of such party. To qualify as a designated source indicator, certain specified criteria must be met, including that the indicator has not been used as a material indicator by the non-proposing party or its affiliates over the previous seven years. If we are unable to object to Tyco's proposal for a new designated source indicator by successfully asserting that the new indicator did not meet the requisite criteria, we would subsequently be precluded from using, registering, or attempting to register such indicator in any jurisdiction, including the U.S. and Canada, whether alone or in connection with an ADT brand. Any dilution, infringement, or customer confusion with respect to our brand or use of trade names, or the inability to use such names as we expand our existing and create new strategic relationships, could materially adversely affect our reputation, business, financial condition, results of operations, and cash flows.

In addition, in November 2019, we sold all our shares of ADT Canada to TELUS and, among other things, entered into a non-competition and non-solicitation agreement with TELUS pursuant to which we agreed not to directly or indirectly engage in a business competitive with ADT Canada, subject to limited exceptions, for a period of seven years. In connection with our sale of ADT Canada, we also entered into a patent and trademark license agreement with TELUS granting them (i) the use of our patents in Canada for a period of seven years and (ii) the exclusive rights to use our trademarks in Canada for a period of five years followed by non-exclusive use of our trademarks for an additional two years.

In addition, in October 2023, we completed the sale of our Commercial Business, and among other things, entered into a covenant agreement not to assert a claim against GTCR for infringement of the Company's patents as of the Commercial Divestiture for products and services that were used in the Commercial Business prior to the Commercial Divestiture, and provided GTCR with a paid-up, irrevocable, non-assignable (with limited exceptions) license to continue to use certain software and other Company intellectual property in the same manner.

Any violation by TELUS or GTCR of our agreements with them, or their misuse of our intellectual property or behavior by TELUS or GTCR in a manner that reflects poorly on us because of their use of our intellectual property could damage our brand and reputation and have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Risks Related to Our Operations

We rely on a significant number of our customers remaining with us as customers for long periods of time, and if our attrition rates rise significantly, our profitability, business, financial condition, results of operations, and cash flows could be materially adversely affected.

New customers require an upfront investment, and we generally achieve revenue break-even in less than two and a half years. Accordingly, our long-term profitability is dependent on long customer tenure. This requires that we minimize our rate of customer disconnects, or attrition, which can increase as a result of factors such as customer relocations, problems with our product or service quality, customer service challenges, increased interoperability of smart home devices now or in the future, customer non-payment, unfavorable general economic conditions, and the preference for lower pricing of competitors' products and services over ours. If attrition rates were to rise significantly, we may be required to accelerate the depreciation and amortization expense for, or to impair, certain of our assets, including with respect to subscriber and customer relationships, which would cause a material adverse effect on our financial condition and results of operations. In addition, if we fail to keep our customers for a sufficient period of time, or our attrition rates increase, our profitability, business, financial condition, results of operations, and cash flows could be materially adversely affected.

Delays, costs, and disruptions that result from upgrading, integrating, and maintaining the security of our information and technology networks and systems could materially adversely affect us.

We are dependent on the capacity, reliability, and security of information technology networks and systems, including Internet and Internet-based or "cloud" computing services and the relevant personnel who operate those systems, to collect, process, transmit, and store electronic information. We have completed a significant number of acquisitions of companies that operate different technology platforms and systems. We routinely implement modifications and upgrades to our existing information technology systems to keep up with changing technology and business demands. Aiming to provide a seamless customer experience, we are also integrating systems from our various bulk account acquisitions, making changes to legacy systems, replacing legacy systems with successor systems with new functionality, and implementing new systems.

The dynamic nature of these and other changes we are undertaking require that we simultaneously engage in significant technology development efforts across our operations, including platform development, sales, marketing, customer care, customer self-service, remote assistance, billing, and other substantive and administrative functions. Upgrading and implementing changes to our systems have presented, and could continue to present, challenges. Any delay in making such changes or replacements or in purchasing new systems could have a material adverse effect on our business, financial condition, results of operations, and cash flows. There are inherent costs and risks associated with integrating, replacing, and changing these systems and implementing new systems, including potential disruptions in our sales, operations, and customer service functions which may reduce their efficiency in the short term; loss of customers' confidential or other information; potential negative reception from customers; potential disruption of our internal control structure; substantial capital expenditures; additional administration and operating expenses; retention of sufficiently skilled personnel to integrate, implement, and operate the new systems and an increase in human capital costs; the use of third-party personnel resources, including offshore vendors, to supplement our internal personnel demands; demands on management time; challenges securing our systems along with dependent processes from cybersecurity threats; and other risks and costs of delays or difficulties in transitioning to new systems or of integrating new systems into our current systems.

If we do not effectively implement our plans to migrate our technology infrastructure to the cloud, we could experience significant disruptions in our operations, which could have a material adverse effect on our results of operations and financial condition.

We are in the process of migrating our technology infrastructure to the cloud. This initiative is a major undertaking as we migrate and reconfigure our current system processes, transactions, data and controls to new cloud-based platforms. This transition could have a significant impact on our business processes, financial reporting, information systems, and internal controls.

As we transition our technology infrastructure to the cloud, we may need to divert resources, including management attention, away from other important business operations. Additionally, we may experience difficulties as we manage these changes and transition our technology infrastructure to the cloud, including loss or corruption of data, interruptions in service and downtime, increased cyber threats and activity, delayed financial reporting, unanticipated expenses including increased costs of implementation and of conducting business, and lost revenue. Although we conduct design validations and user testing, these may cause delays in transacting our business due to system challenges, limitations in functionality, inadequate management or process deficiencies in the development and use of our systems. Difficulties in implementing or an inability to effectively implement our migration plans could disrupt our operations and harm our business.

As we increase our reliance on cloud infrastructure, our products and services will become increasingly reliant on continued access to, and the continued stability, reliability, and flexibility of third-party cloud services. We have limited control over third-party cloud operations and facilities that currently host our technology infrastructure and will likely have limited control over those that we may use in the future. Any changes in third-party service levels or any disruptions or delays from errors, defects, cyber attacks, security breaches, computer viruses, DDoS attacks, bad acts, performance problems, or other disruptions resulting from our increased reliance on cloud infrastructure could harm our reputation, damage our small business customers' businesses, and harm our business. Our third-party cloud providers are also vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, war, public health crises, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures and similar events. Our transition and migration to the cloud may increase our risk of liability and cause us to incur significant technical, legal or other costs, and we may have limited remedies against third-party providers in connection with such liabilities.

Additionally, our third-party cloud providers may not be able to effectively manage existing traffic levels or increased demand in capacity requirements, especially to cover peak levels or spikes in traffic, and as a result, our customers may experience delays in accessing our solutions or encounter slower performance in our solutions, which could increase our attrition rates, negatively impact our sales, and significantly harm the operations of our small business customers. Interruptions in our services might reduce our revenue, cause us to issue credits to customers, subject us to potential liability, and cause customers to terminate their subscriptions or harm our renewal rates. Finally, we may in the future be unable to secure additional cloud hosting capacity on commercially reasonable terms or at all. If any of our third-party cloud providers increase pricing terms, terminate or seek to terminate our contractual relationship or change or interpret their terms of service or policies in a manner that is unfavorable, we may be required to transfer to another provider and may incur significant costs and experience service interruptions.

Cybersecurity attacks or threats or other unauthorized access or attempts to access to our systems, or those of third parties, have in the past, and may in the future, compromise the security of our systems and otherwise disrupt our normal operations, which could have a material adverse effect on our reputation, business, financial condition, results of operations, and cash flows.

We collect, process, transmit, and store sensitive and confidential information related to our customers, employees and business partners, as well as proprietary information related to our business, such as business plans and license agreements. This makes us vulnerable to cyber attacks and other attempts to gain unauthorized access to our information and technology networks and systems, including work from home environments and third-party systems that are interconnected with ours. Cyber attacks have previously originated, and may in the future originate, from various methods, including phishing, malware, and ransomware. While we implement and require security measures within our products, services, operations, and, to a limited extent, within third parties' systems, cyber attacks continue to evolve in sophistication and increase in volume and frequency and we have not in the past and may not in the future be able to timely detect or prevent cybersecurity breaches on our systems or within third-party systems that are interconnected with ours, including the unauthorized access, capture, or alteration of information; the exposure or exploitation of potential security vulnerabilities; distributed denial of service attacks; the installation of malware or ransomware; acts of vandalism; computer viruses; or misplaced data or data loss that could materially adversely impact our reputation, business, financial condition, results of operations, and cash flows.

Despite our security measures, we and third parties whose systems are interconnected with ours have been the target of and/or subject to a number of these methods of cyber attacks, and we will likely continue to be the target of and/or subject to such attacks in the future. These cyber attacks have previously resulted, and may in the future result, in certain impacts to us or interconnected third-parties, including disrupted operations, system instability, theft of our confidential or proprietary or other information, increased cybersecurity protection, consulting and legal costs, litigation, and reputational damage. These cyber attacks have previously exposed, and may in the future expose, us to an increased risk of future cyber attacks and threats, including through an increase in more sophisticated and targeted cyber attacks from various methods, including phishing, malware, and ransomware, among other methods. In addition, cyber attacks could result in misstated or misappropriated financial data or impair our ability to effectively manage our financial reporting process. We may be subject to regulatory scrutiny or exposed to litigation or other claims by affected persons including our customers, employees, and business partners. While we maintain insurance coverage that is intended to address certain aspects of data security risks, such insurance coverage may not be sufficient to cover all losses or all types of claims that have arisen or may arise, and in the future may not be available at reasonable costs or at all.

In addition, following the Commercial Divestiture, certain of our information systems and our information security protocols remained interdependent on those of our divested Commercial Business, including dependence for a transitional period on its information systems for billing and alarm monitoring for a small portion of our clients' accounts, which exposed us to increased risks related to cyber attacks. Moreover, certain employees of our former Commercial Business have had and will have access to our financial and other internal systems for a period of time which has exposed and will continue to expose us to increased risks related to information theft and unauthorized system access. For more information on the continuing services relationship between ADT and our former Commercial Business, see "*ADT is a less diversified business following the Commercial Divestiture, the ADT Solar Exit, and the sale of our multifamily business, which may adversely affect ADT's results of operations and financial condition.*"

This interconnection with our former Commercial Business has in the past exposed us to increased risks related to cyber attacks. Cyber attacks and threats at our former Commercial Business have in the past led, and may in the future lead, to cyber attacks and threats to our systems and assets. Any measures we have taken or may take in the future to protect against cyber attacks and threats, including those at our former Commercial Business, or against employees, including employees of our former Commercial Business, who may wrongfully or negligently use or access such technology, intellectual property, or information, or negligently or wrongfully disclose such technology and intellectual, confidential, proprietary, or any other information to third parties, including our competitors, may prove insufficient and cannot provide absolute protection against such attacks and threats.

Our business also requires us to share confidential information with suppliers and other third parties. Third parties, including our partners and vendors, could also be a source of cybersecurity risk to us, or cause disruptions to our normal operations, in the event of a failure of their own products, components, networks, security systems, and infrastructure. In addition, some of the products we sell and provide services for are categorized as IoT and may become targets for cybercriminals and other actors, including for actors attempting to gain unauthorized access. The significant number of our employees working from home further exposes us to security risks. Although we take steps to secure confidential, proprietary, or other information that is provided to or accessible by third parties working on our behalf, we cannot be certain that advances in criminal capabilities (including the use of artificial intelligence), new discoveries in the field of cryptography, or other developments will not compromise or breach the technology protecting the networks that access our products and services or third-party networks or systems that host or store our data.

A significant actual or perceived (whether or not valid) theft, loss, fraudulent use or misuse of customer, employee, or other personally identifiable or other sensitive data, whether by us, our partners and vendors, or other third parties, or as a result of employee error or malfeasance or otherwise, non-compliance with applicable industry standards or our contractual or other legal obligations regarding such data, or a violation of our privacy and information security policies with respect to such data, could result in significant remediation costs, administrative fines, litigation or other claims by third parties, or regulatory actions against us. Such an event could additionally result in unfavorable publicity and therefore materially and adversely affect the market's perception of the security and reliability of our products and services and our credibility and reputation with our customers, which may lead to customer dissatisfaction and could result in lost sales and increased customer revenue attrition.

In addition, we depend on our information technology infrastructure, and that of our third party partners or vendors, for business-to-business and business-to-consumer electronic commerce. Cyber attacks to, or threats against, our infrastructure or that of third parties whose systems are interconnected with ours or whose systems contain ADT information could create prolonged system disruptions and shutdowns that could negatively impact our operations. Increasingly, our products and services are accessed through the Internet, and a significant number of service calls happen virtually, and cyber attacks and/or threats in connection with the delivery of our services via the Internet may affect us and could be detrimental to our reputation, business, financial condition, results of operations, and cash flows. There can be no assurance that our continued investments in new and emerging technology and other solutions to protect our network and information systems will prevent any of the risks described herein. In addition, any delay in making such investments due to conflicting budget priorities or otherwise could have a material adverse effect on our business, financial condition, results of operations, and cash flows. There can be no assurance that our insurance will be sufficient to protect against all our losses from any future disruptions or cyber attacks on our systems or other events as described herein.

Uncertainty in the development, deployment, and use of AI, including generative AI, in our products and services and across our operations could adversely affect our business, financial condition, results of operations, and reputation.

We increasingly use AI-enabled tools and systems to support customer interactions, product functionality, monitoring capabilities, and internal operations, and to drive efficiencies within our workforce. AI technologies are complex and rapidly evolving, and their use may involve risks relating to, among other things, accuracy, reliability, bias, cybersecurity vulnerabilities, data privacy, intellectual property, and regulatory compliance. AI systems may produce unintended or incorrect outputs, fail to perform as expected, or be misused by employees, customers, or third parties. In addition, any latency, disruption, or failure in our AI systems or data infrastructure could result in data loss, delays, or errors in our offerings or operational activities. Developing, testing, and deploying resource-intensive AI solutions may require significant investment and could increase our costs. We can provide no assurance that our development or use of, or our investments in, AI-enabled or AI-integrated systems and tools will enhance these systems and tools or be beneficial to our business.

In addition, evolving legal and regulatory frameworks governing AI, as well as heightened public and investor scrutiny of AI use, may require us to modify our practices, incur additional compliance costs, or limit certain applications of AI. Any failure or perceived failure to responsibly develop, deploy, or govern AI-enabled solutions could result in, among other things, legal liability, regulatory action, reputational harm, or reduced customer trust, any of which could materially adversely affect our business.

There also may be real or perceived social harm, unfairness, or other impacts to human rights, privacy, employment, or other social issues or outcomes that undermine public confidence in the use and deployment of AI. In addition, competitors may more effectively use AI to better serve customers, develop new or enhanced products or services, or improve internal processes, or third parties may otherwise deploy AI solutions in a manner that reduces customer demand for our products and services. Use of AI by our employees could also cause loss or theft of intellectual property, as well as subject us to risks related to intellectual property infringement or misappropriation, data privacy and cybersecurity. Any of the foregoing may result in decreased demand for our products or material harm to our business, results of operations, brand, or reputation.

The legal and regulatory landscape surrounding AI is rapidly evolving and uncertain including in the areas of intellectual property, cybersecurity, privacy, and data protection. For example, there is uncertainty around the validity and enforceability of intellectual property rights related to our use or development of AI tools. Compliance with new or changing laws, regulations or industry standards related to AI may impose significant operational costs and may limit our ability to apply AI technologies in certain use cases. Failure to appropriately respond to this evolving landscape may result in legal liability, regulatory scrutiny or action, or brand and reputational harm.

We depend on third-party providers and suppliers for components of our security and automation systems, third-party software licenses for our products and services, and third-party providers to transmit signals to our monitoring facilities and provide other services to our customers. Any failure or interruption in products or services provided by these third parties could harm our ability to operate our business.

The components for the security and automation systems that we install or consume are manufactured by original equipment manufacturers ("OEM"), original design manufacturers ("ODM"), contract manufacturers ("CM") and/or third-party suppliers. While we have implemented robust supply chain management practices designed to mitigate the risk of supply chain interruptions, there is no assurance that these practices will be effective, and interruptions may occur from time to time.

Certain key suppliers may experience difficulties in obtaining necessary components, which may impact our ability to meet customer demands and complete critical initiatives. For instance, we are currently monitoring and responding to the global memory chip shortage, which may increase our equipment costs and could lead to future fulfillment delays or the requirement to re-engineer hardware components on short notice to accommodate available alternative parts. In addition, our suppliers are susceptible to disruptions from fire, natural disasters, weather-related incidents, and the effects of climate change (such as sea level rise, drought, flooding, wildfires, and increased storm severity), as well as health epidemics and pandemics, transmission interruptions, extended power outages, human or other error, information systems and network-related events, such as technology failures, malicious acts, including cyber attacks, terrorism, war, sabotage, and government actions, or other concerns impacting their local workforce or operations, all of which are beyond our and their control. While we actively monitor supplier operations, require compliance with business continuity and disaster recovery plans, maintain alternative sourcing options where feasible, carry a surplus of finished goods in inventory, exercise limited control over our raw material suppliers through demand forecasting and supply planning processes, and have contract terms that require transparency in sourcing, quality assurance commitments, and escalation protocols, there is no assurance that these practices will be effective and supplier disruptions, including any financial or other difficulties our providers may face, may have a material adverse effect on our business.

We are also subject to supply chain disruptions if we learn that any of our suppliers are in violation of legislation which bans the import of goods based on their method of production, such as using forced labor or otherwise. This may also result in negative publicity regarding our production methods, and the alleged unethical or illegal practices of any of our suppliers could adversely affect our reputation. Our efforts to minimize the risk of a disruption from a single supplier may not always be effective, and we have experienced some disruptions in our supply chain during recent years, and could experience such disruptions in the future. Any continued or significant interruption in supply could cause significant delays in installations and repairs and the loss of current and potential customers. Although some specific shortages may be resolved, they may recur. From time to time, we may also experience product recalls and other unplanned product repairs or replacements with customers. We have occasionally experienced such product service events. There can be no assurance that any such future product service events will not be more extensive or more costly, material to us, and/or require the outlay of cash while we pursue cost recovery from manufacturers and suppliers, and there can be no assurance that we will be successful in pursuing recoveries from those third parties. Although our supplier agreements often include indemnification provisions, such indemnification may be limited in scope or amount, subject to exclusions or conditions, disputed by the supplier, or otherwise unavailable, including due to supplier financial distress or insolvency. If a previously installed component were found to be defective, we might not be able to recover the costs associated with its repair or replacement across our installed customer base, and these costs, or the diversion of technical personnel to address the defect could materially adversely affect our business, financial condition, results of operations, and cash flows. Such incidents may also harm our reputation and may result in litigation or other claims from customers. In the event of a product recall or litigation against our suppliers or us, we could experience a material adverse effect on our business, financial condition, results of operations, and cash flows.

We also rely on third-party software for key automation features in certain of our offerings and on the interoperation of that software with our own, such as our mobile applications and related platforms. In the event a third-party provider experiences any disruption in their IT systems, we could experience service disruptions. We could also experience service disruptions if customer usage patterns for such integrated or combined offerings exceed, or are otherwise outside of, system design parameters and we or our third-party provider is unable to make corrections. Such disruptions in the provision of services could result in our inability to meet customer demand, damage our reputation and customer relationships, and materially and adversely affect our business. We also rely on certain software technology that we license from third parties and use in our products and services to perform key functions and provide critical functionality. For example, we license the software platform for our monitoring operations from third parties. Because a number of our products and services incorporate technology developed and maintained by third parties, we are, to a certain extent, dependent upon such third parties' ability to update, maintain, or enhance their current products and services; to ensure that their products are free of defects, security vulnerabilities, and compromise; to develop new products and services on a timely and cost-effective basis; and to respond to emerging industry standards, customer preferences, and other technological changes. In addition, certain of our current and future offerings incorporate advanced analytics, artificial intelligence, and sensing-based technologies, which may increase our dependence on third-party software, data, and infrastructure and heighten the risk that defects, performance limitations, security vulnerabilities, or regulatory constraints affecting such technologies could disrupt services or impair customer experience.

Further, these third-party technology licenses may not always be available to us on commercially reasonable terms, or at all. If third-party vendors decide not to renew our existing agreements or to limit our access to their offerings, or the third-party technology becomes obsolete, is incompatible with future versions of our products or services, is unusable due to defects, security vulnerabilities, or compromise or otherwise fails to address our needs, we cannot provide assurance that we would be able to replace the functionality provided by the third-party software with technology from alternative providers. Furthermore, even if we obtain licenses to alternative software products or services that provide the functionality we need, we may be required to replace hardware installed at our monitoring centers, work from home environments, and at our customers' sites, including security system control panels and peripherals, in order to execute our integration of or migration to alternative software products. Any of these factors could materially adversely affect our business, financial condition, results of operations, and cash flows.

Furthermore, certain components of our security and smart home offerings, including certain sensors and connected devices, rely on wireless communication protocols and radio-frequency spectrum set aside by the FCC for unlicenced use (including protocols such as Z-Wave and other sub-1 GHz technologies that operate in unlicensed bands). This lower 900MHz band of spectrum is shared with many other devices and is subject to interference, congestion, and changes in technical rules or usage rights. Regulatory proceedings could alter spectrum allocations, power limits, or other operating conditions in ways that increase the risk of harmful interference to low-power devices. If wireless interference, spectrum reconfiguration, or related regulatory changes reduce signal reliability or device performance, customers may experience degraded functionality, missed or delayed signals, or service interruptions. Any such issues could require us to redesign or re-certify products, modify device firmware or network configurations, accelerate replacement of installed equipment, increase service and support costs, and/or incur material capital expenditures. These events could also increase customer dissatisfaction and attrition, expose us to contractual disputes, or litigation, which could materially adversely affect our business, financial condition, results of operations, and cash flows.

We also rely on various third-party telecommunications providers and signal processing centers to transmit and communicate signals to our monitoring facilities and work from home environments in a timely and consistent manner. These telecommunications providers and signal processing centers could deprioritize or fail to transmit or communicate these signals to the monitoring facilities and work from home environment for many reasons, including disruptions from fire, natural disasters, weather-related incidents, and the effects of climate change (such as sea level rise, drought, flooding, wildfires, and increased storm severity), health epidemics or pandemics, transmission interruption, extended power outages, human or other error, malicious acts, including cyber attacks, provider preferences regarding the signals that get transmitted, government actions, war, terrorism, sabotage, or other conflicts, or as a result of disruptions to internal and external networks or third party transmission lines. The failure of one or more of these telecommunications providers or signal processing centers to transmit and communicate signals to our monitoring facilities and work from home environments in a timely manner could affect our ability to provide alarm monitoring, home automation, and interactive services to our customers. We also rely on third-party technology companies to provide automation and interactive services to our customers. These technology companies could fail to provide these services consistently, or at all, which could result in our inability to meet customer demand and damage our reputation. There can be no assurance that third-party telecommunications providers, signal processing centers, and other technology companies will continue to transmit and communicate signals to our monitoring facilities and work from home environments or provide home automation and interactive services to customers without disruption. Any such failure or disruption, particularly one of a prolonged duration, could have a material adverse effect on our business, financial condition, results of operations, and cash flows. As mentioned above, telecommunications providers have in the past, and may in the future, retire older telecommunications technology, limiting our customers' options of telecommunications services and equipment, which could materially adversely affect our business, increase customer attrition and require significant capital expenditures.

An event causing a disruption in the ability of our monitoring facilities or customer care resources to operate, including work from home operations, could materially adversely affect our business.

A disruption in our ability to provide security monitoring services or otherwise provide ongoing customer care to our customers could have a material adverse effect on our business. A disruption could occur for many reasons, including fire, natural disasters, including hurricanes, weather-related incidents, and the effects of climate change (such as sea level rise, drought, flooding, wildfires, and increased storm severity), health epidemics or pandemics, transmission interruption, extended power outages, human or other error, information systems and network-related events, such as technology failures, malicious acts, including cyber attacks, provider preferences regarding the signals that get transmitted, government actions, war, terrorism, sabotage, or other conflicts, or as a result of disruptions to internal and external networks or third party transmission lines. Monitoring and customer care also have in the past been and could in the future be disrupted by information systems and network-related events, such as technology failures, or cyber attacks, such as computer hacking, computer viruses, phishing, malware, ransomware, worms, or other malicious software, distributed denial of service attacks, malicious social engineering, or other destructive or disruptive activities that could also cause damage to our properties, equipment, and data, as well as our efforts to respond to, contain, and remediate such events, attacks, and activities. A failure of our redundant back-up procedures or a disruption affecting multiple monitoring facilities or work from home environments could disrupt our ability to provide security monitoring or customer care services to our customers. As a result of such disruptions, we may experience customer dissatisfaction and potential loss of confidence, and liabilities to customers or other third parties, each of which could harm our reputation and impact future revenues. We could also be subject to claims or litigation with respect to losses caused by such disruptions. Our insurance may not be sufficient to fully cover our losses or may not cover a particular event at all. Any such disruptions or outcomes could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

A variety of events have had and could have in the future a significant negative impact on our ability to carry on our normal operations and could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

We have business continuity and disaster recovery plans and procedures and an incident response plan designed to protect our business against a variety of events, including natural disasters, health epidemics or pandemics, cyber attacks, and armed conflicts or other hostilities. However, we cannot guarantee that these plans and procedures will prevent or efficiently mitigate the impact of such events, especially those which are inherently unpredictable and beyond our anticipated thresholds or impact tolerances. Such events may impact macroeconomic conditions, consumer behavior, labor availability, or damage our facilities and our ability to provide our products and services to customers. Governmental responses to such events, including restrictions to businesses, can also affect the foregoing items and adversely affect our operations. Such events may also heighten other risks disclosed in these risk factors, including, but not limited to, those related to supply chain interruptions and consumer perceptions of our brand and industry. For example, the outbreak of the coronavirus pandemic in 2020 contributed to consumer unease and decreased discretionary spending. In order to maintain our operations, we had to implement measures to protect the health of our employees and our customers. Furthermore, while we maintain insurance, our coverage may not sufficiently cover all types of losses or claims that may arise and we may be unable to adequately offset any losses we may incur.

We rely on monitoring centers and customer care centers as an integral part of our ongoing business operations and we have deployed hybrid and remote working options. The closure of any site or any widespread absence of the employees remaining in any such site could result in a material disruption to our business. Because many employees who staff these operations currently conduct their jobs from home, we are dependent on third-party communications networks and home-based infrastructure that we do not control. Disruptions or outages in these networks, or insufficient backup capabilities could impair our operations, and adversely affect our business, financial condition, and results of operations. In addition, this work from home environment results in more home access points that are susceptible to cyber attacks, such as computer hacking, computer viruses, phishing, malware, ransomware, worms or other malicious software or malicious activities. In addition, our monitoring centers are listed by UL and must meet certain requirements to maintain that listing. UL has adopted a temporary standard that enables our operators to work from home while remaining within the listing requirements and we must ensure that each such home environment continues to meet all such requirements as well as the UL permanent requirements. Our employees who work from home may also experience a decrease in the quality of job performance, whether immediate or over time. Any such impact with respect to our employees who are working from home could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Our independent, third-party authorized dealers may not be able to mitigate certain risks such as information technology and data security breaches, product liability, errors and omissions, and compliance with applicable laws and regulations, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

We generate a portion of our new customers through our authorized dealer network. We rely on independent, third-party authorized dealers to implement mitigation plans for certain risks they may experience, including, information systems and network-related events, such as technology failures, cyber attacks, product liability, errors and omissions, and compliance with applicable laws and regulations. In addition, our dealers rely on other third parties to submit orders and transmit data and may themselves be subject to many of these same risks. If our authorized dealers or the third parties on whom they rely experience any of these risks, or fail to implement mitigation plans for their risks, or if such implemented mitigation plans are inadequate or fail, we may be susceptible to business, legal, or reputational risks associated with our authorized dealers on which we rely to generate customers. Any interruption or permanent disruption in the generation of customer accounts or services provided by our authorized dealers could materially adversely affect our business, financial condition, results of operations, and cash flows.

We may pursue business opportunities that diverge from our current business model, or invest in new businesses, services, and technologies outside the traditional security, interactive and smart home services markets, any of which may fail to meet our expectations and materially adversely affect our business results or financial condition.

We have and will continue to pursue and invest in new business opportunities that may diverge from our current business model and practices, including expanding our products or service offerings, investing in new and unproven technologies, adding customer acquisition channels, and forming new alliances with companies to market our services. We can provide no assurance that any such business opportunities or investments will perform as expected. Among other negative effects, our pursuit of such business opportunities could cause our cost of investment in new customers to grow at a faster rate than our recurring revenue and fees collected at the time of installation. In addition, any new business partner may not agree to the terms and conditions or limitations on liability that we typically impose upon third parties. Acquisitions in recent years have also significantly expanded our risk profile. For example, in September 2022, we announced a strategic relationship with State Farm and our intention to develop products and services to satisfy certain needs of State Farm's property and casualty customers which represented a significant entry point into the insurance industry. Additionally, any new alliances or customer acquisition channels could require large investments of capital to develop such business, or have higher cost structures than our current arrangements, which could reduce operating margins and require more working capital. If working capital requirements exceed operating cash flow, we could be required to draw on our revolving credit facility, or pursue other external financing, which may not be readily available. We may also experience capital loss on some or all our investments, insufficient revenue from such investments to offset new liabilities assumed and expenses associated with these new investments, distraction of management from current operations, and issues not identified during pre-investment planning and due diligence that could cause us to fail to realize the anticipated benefits of such investments and incur unanticipated liabilities. In such cases, we may decide to revise our strategic plans and adjust our operating footprint to optimize our operations, or exit certain businesses or product lines entirely. For example, in 2024, we decided to exit the Solar Business and in October 2025 the State Farm Development Agreement expired, and we ended our State Farm partnership programs in existing states. Any of these factors could materially adversely affect our business, financial condition, results of operations, and cash flows.

ADT is a less diversified business following the Commercial Divestiture, the ADT Solar Exit, and the sale of our multifamily business, which may adversely affect ADT's results of operations and financial condition.

Prior to the Commercial Divestiture, ADT had three business segments, CSB, Commercial, and Solar. The Commercial Divestiture and ADT Solar Exit resulted in ADT being a smaller, less diversified company more focused on consumers, potentially making ADT more vulnerable to changing market, regulatory, and economic conditions following the Commercial Divestiture and the ADT Solar Exit, particularly those affecting consumers and small businesses. Additionally, on October 1, 2025, we completed the sale of our multifamily business (the "Multifamily Divestiture"). Collectively, these actions leave us entirely dependent on our consumer and small business markets, and any trends or uncertainties affecting such markets will directly affect ADT's results of operations and financial condition in the future. Macroeconomic headwinds or changes in consumer preferences could have a greater impact on our business following the Commercial Divestiture, the ADT Solar Exit, and the Multifamily Divestiture which could have a material adverse effect on our business, financial condition, and results of operations, and we may not achieve some or all of the strategic and financial benefits that we expect to achieve from the Commercial Divestiture, the ADT Solar Exit, or the Multifamily Divestiture.

The ADT Solar Exit may also involve continued financial involvement while being reported in discontinued operations, such as by causing us to continue to incur expenses to maintain services for completed installations and to complete those installations which have not yet been completed, or through continuing guarantees, indemnities or other financial obligations, such as minimum solar panel performance guarantees, and a requirement by lenders that we repay outstanding loan amounts for jobs that have not achieved permission to operate in a timely manner or that we are otherwise required to repurchase pursuant to existing loan agreements. The incurrence of any such cost or action could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our customer generation strategies through third parties, including our authorized dealer and affinity marketing programs, and our use of celebrities and social media influencers, and the competitive market for customer accounts may expose us to risk and affect our future profitability.

An element of our business strategy is the generation of new customer accounts through third parties, including our authorized dealers, and future operating results depend in large part on our ability to continue to manage this business generation strategy effectively. We currently generate accounts through hundreds of independent third parties, including authorized dealers, and a significant portion of our accounts originate from a smaller number of such third parties. If we experience a loss of authorized dealers or third-party sellers representing a significant portion of our customer account generation, or if we are unable to replace or recruit authorized dealers, other third-party sellers, or alternate distribution channel partners in accordance with our business strategy, our business, financial condition, results of operations, and cash flows could be materially adversely affected.

In addition, we are subject to reputational risks that may arise from the actions of our dealers and their employees, independent contractors, and other agents that are wholly or partially beyond our control, such as violations of our marketing policies and procedures as well as any failure to comply with applicable laws and regulations. If our dealers engage in practices that are not in compliance with all applicable laws and regulations, we may be deemed in breach of such laws and regulations, which may result in regulatory proceedings and potential penalties that could materially adversely impact our business, financial condition, results of operations, and cash flows. In addition, unauthorized activities in connection with sales efforts by employees, independent contractors, and other agents of our dealers, including calling consumers in violation of the Telephone Consumer Protection Act, predatory door-to-door sales tactics, and fraudulent misrepresentations, could subject us to governmental investigations and class action lawsuits for, among others, false advertising and deceptive trade practice damage claims. Such defense efforts are costly and time-consuming, and there can be no assurance that such defense efforts will be successful, all of which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

The successful promotion of our brands also depends on the effectiveness of our marketing efforts and on our ability to offer member discounts and special offers for our products and services to our partners. We have actively pursued affinity marketing programs, which provide members of participating organizations with special offers on our products and services. These organizations may require us to pay higher fees to them, decrease our pricing for their members, introduce additional competitive options, or otherwise alter the terms of our participation in their marketing programs in ways that are unfavorable to us. These organizations may also terminate their relationships with us if we fail to meet contract service levels or member satisfaction standards, among other things. If any of our affinity or marketing relationships is terminated or altered in an unfavorable manner, we may lose a source of sales leads, and our business, financial condition, results of operations, and cash flows could be materially adversely affected.

We also rely on marketing by social media influencers and celebrity spokespersons that represent the ADT brand to generate new customers. These marketing efforts may not be successful or appeal to consumers. The promotion of our brand, products, and services by social media influencers and celebrities is subject to FTC regulations, including, for example, a requirement to disclose any compensatory arrangements between ADT and influencers in any reviews or public statements by such influencers about ADT or our products and services. These social media influencers and celebrities with whom we maintain relationships could also engage in activities or behaviors or use their platforms to communicate directly with our customers in a manner that violates applicable regulations or reflects poorly on our brand and that behavior may be attributed to us or otherwise adversely affect us. In connection with the promotion of ADT's brand by influencers and celebrities, ADT is also subject to a twenty-year FTC consent decree from 2014 which requires adherence to a robust internal compliance process. In addition, influencers and celebrities who are associated with ADT may engage in behavior that is unrelated to ADT but that causes damage to our brand because of these associations. Any such activities or behaviors of the social media influencers or celebrities we engage, or our failure to adhere to the compliance processes as required by the FTC consent decree, could have a material adverse effect on our business, financial condition, results of operations, and cash flows, or on our reputation.

We face risks in acquiring and integrating customer accounts, and if any of these risks materialize, our business, financial condition, results of operations, and cash flows could be materially adversely affected.

An element of our business strategy involves the bulk acquisition of customer accounts. Acquisitions of customer accounts involve a number of risks, including the possibility of unexpectedly high rates of attrition and unanticipated deficiencies in the accounts and systems acquired despite our investigations and diligence prior to acquisition, as well as costs and complexities in integrating newly purchased accounts into ADT billing and service platforms. We face competition from other alarm monitoring companies, including companies that may offer higher prices and more favorable terms for customer accounts purchased, and/or lower minimum financial or operational qualification or requirements for purchased accounts. This competition could reduce the acquisition opportunities available to us, slowing our rate of growth, and/or increasing the price we pay for such account acquisitions, thus reducing our return on investment and negatively impacting our revenue and results of operations. We can provide no assurance that we will continue to be able to purchase customer accounts on favorable terms or at all in the future.

The purchase price we pay for customer accounts is affected by the recurring revenue historically generated by such accounts, as well as several other factors, including the level of competition, our prior experience with accounts purchased in bulk from specific sellers, the geographic location of the accounts, the number of accounts purchased, the customers' credit scores, and the type of security or automation equipment or platform used by the customers. In purchasing accounts, we have relied on management's knowledge of the industry, due diligence procedures, and representations and warranties of bulk account sellers. We can provide no assurance that in all instances the representations and warranties made by bulk account sellers are true and complete or, if the representations and warranties are inaccurate, that we will be able to recover damages from bulk account sellers in an amount sufficient to fully compensate us for any resulting losses. In addition, we may need to incorporate and maintain specialized equipment and knowledge in order to service customer accounts purchased from competitors, or pay to upgrade such customers to ADT equipment. If any of these risks materialize, our business, financial condition, results of operations, and cash flows could be materially adversely affected.

If we are unable to recruit and retain sufficient personnel at all levels of our organization, our ability to manage our business could be materially adversely affected.

Our success depends in part upon the continued services of sufficient talent at all levels of our organization, including our management team, software developers, product engineers, sales representatives, installation and service technicians and call center talent. Our ability to recruit and retain sufficient talent for these positions is based on our reputation as a successful business with a culture of fairly hiring, training, and promoting qualified employees. However, our success could be impacted adversely by the competitive labor environment and require us to incur wages and benefits in excess of our planned expenditure. Labor shortages in recent years made talent recruitment particularly challenging and competitive. In addition, we acquire businesses from time to time that have rates of employee attrition significantly higher than our own and we may experience difficulty or delay in hiring to fill positions due to these higher rates or in bringing the employee attrition rate of such acquired businesses to a level consistent with our own. The loss of experienced personnel through wage competition, normal attrition (including retirement), or specific actions such as divestitures, cost structure rationalizations, or other business exit activity, may adversely affect our reputation among job seekers, demoralize our remaining employees, and result in loss of critical knowledge. The loss, incapacity, or unavailability for any reason of sufficient personnel at any level of our organization, higher than expected payroll and other costs associated with the hiring and retention of sufficient talent at all levels of our organization, or the inability or delay in hiring new employees, whether in management, sales, technology, product development, installation and service technicians, or call center personnel, could materially adversely affect our business, financial condition, results of operations, and cash flows.

The loss of or changes to our senior management could disrupt our business.

Competition for senior management talent having security and home automation industry experience has increased. Factors that impact our ability to attract and retain senior management include compensation and benefits and our reputation as a top provider in these industries. Our success partly depends on the ability of our Chairman, President, and CEO, Mr. James D. DeVries, along with the ability of other senior management and key employees, to effectively implement our business strategies and to continue to identify and grow talent. In addition, the success of our business depends on highly qualified leaders with relevant industry and operational experience, as well as the entire management team. The unexpected loss of any member of our senior management team and the related loss of their knowledge of products, offerings, and industry experience, and the difficulty of quickly finding qualified senior management talent to replace any such loss, could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Adverse developments in our collective bargaining agreements or other agreements with some employees could materially adversely affect our business, financial condition, results of operations, and cash flows.

As of December 31, 2025, 800 of our employees at various sites, or approximately 7% of our total workforce, were represented by unions and covered by collective bargaining agreements. We are currently a party to approximately 17 collective bargaining agreements, a portion of which may be up for renewal in any given year. Additionally, and especially in light of recent actions taken by the National Labor Relations Board, we could be subject to further attempts to organize some or all of our non-management employee base. We cannot predict the outcome of negotiations of the collective bargaining agreements covering our employees. If we are unable to reach new agreements or renew existing agreements, employees subject to collective bargaining agreements may engage in strikes, work slowdowns, or other labor actions, which could materially disrupt our ability to provide services. New labor agreements or the renewal of existing agreements may impose significant new costs on us, limit our opportunities to improve our cost structure, and could materially and adversely affect our business, financial condition, results of operations, and cash flows in the future.

If we fail to maintain effective internal control over financial reporting at a reasonable assurance level, we may not be able to accurately report our financial results, which could have a material adverse effect on our operations, investor confidence in our business and the trading prices of our securities.

We have in the past identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in internal control over financial reporting in the future. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis. While we believe we have now remediated the prior material weakness, we cannot assure you that additional material weaknesses in internal control over financial reporting will not occur in the future. The remediation of any such material weaknesses could require us to incur significant expenses. Moreover, if we fail to remediate any material weakness in a timely manner, that may adversely affect our ability to record, process, summarize and report financial information timely and accurately and, as a result, our financial statements may contain material misstatements or omissions.

In addition, it is possible that a material weakness may exist without being identified. Such a failure could cause our financial statements to contain material misstatements or omissions and could also result in regulatory scrutiny, and cause investors to lose confidence in our reported financial condition, lead to a default under our indebtedness and otherwise have a material adverse effect on our business, financial condition, results of operations, and cash flows, and on our reputation with investors and with business partners.

Risks Related to Regulations and Litigation

If we fail to comply with constantly evolving laws, regulations, and industry standards addressing information and technology networks and systems, privacy, and data security, we could face substantial penalties, liability, and reputational harm, and our business, financial condition, results of operations, and cash flows could be materially adversely affected.

The confidential data and information collected in the normal course of our business, as well as portions of the significant volume of third-party data that we or our partners collect and retain, is subject to certain laws and regulations. Our ability to analyze this data to provide our customers with an improved user experience is a valuable component of our services, but we cannot provide assurance that the data we require will be available from these sources in the future or that the cost of such data will not increase. If the data that we require is not available to us on commercially reasonable terms or at all, we may not be able to provide certain parts of our current or planned products and services, and our business, financial condition, results of operations, and cash flows could be materially adversely affected.

In addition, we may also collect and retain other sensitive types of data, including, among other things, audio recordings of telephone calls and video images of customer sites. We must comply with applicable federal and state laws and regulations governing the collection, retention, processing, storage, disclosure, access, use, security, and privacy of such information in addition to our own posted information security and privacy policies and applicable industry standards, such as the Payment Card Industry Data Security Standards. The legal, regulatory, and contractual environment surrounding the foregoing continues to evolve, and there has been an increasing amount of focus on privacy and data security issues with the potential to affect our business. These privacy and data security laws, regulations, and standards, as well as contractual requirements, could increase our cost of doing business, and failure to comply with these laws, regulations, standards, and contractual requirements could result in government enforcement actions (which could include civil or criminal penalties), private litigation, and/or adverse publicity. In the event of a breach of personal information that we hold or that is held by third parties on our behalf, we have been in the past, and may be in the future, subject to actual and/or potential governmental fines, individual and class action claims, remediation expenses, and/or harm to our reputation. We could incur significant legal costs in defending existing or new claims or in the ultimate resolution of such claims, and we may suffer reputational harm and damage to our brand as a result of such claims or any related publicity. Further, if we fail to comply with applicable privacy and data security laws, regulations, policies, and standards; properly protect the integrity and security of our facilities and systems and the data located within them; or defend against cybersecurity attacks; or if our third-party service providers, partners, or vendors fail to do any of the foregoing with respect to data and information assessed, used, stored, or collected on our behalf; or should we fail to prevent future rogue actors from undertaking actions similar to those described above, our reputation and our business, financial condition, results of operations, and cash flows could be materially adversely affected.

Examples of certain requirements we face include those with respect to the Health Insurance Portability and Accountability Act, the California Consumer Privacy Act (as amended by the California Privacy Rights Act), the Colorado Privacy Act, the Virginia Consumer Data Protection Act, and the European Union's General Data Protection Regulation. These laws and regulations are examples of our need to comply with costly and complex requirements at state, federal, and international levels. As these requirements continue to evolve, and expand to additional jurisdictions, we may incur or be required to incur costs or change our business practices in a manner adverse to our business and failure to comply could result in significant penalties that may materially adversely affect our reputation and our business, financial condition, results of operations, and cash flows.

Infringement of our intellectual property rights could negatively affect us.

We rely on a combination of patents, copyrights, trademarks, trade secrets, confidentiality provisions, and licensing arrangements to establish and protect our proprietary rights. We cannot guarantee, however, that the steps we have taken to protect our intellectual property rights will be adequate to prevent infringement of our rights or misappropriation of our intellectual property or technology. Adverse events affecting the use of our trademarks could also negatively impact our brands.

The Origin AI Acquisition significantly expanded our patent portfolio, which may increase our exposure to intellectual property-related risks. As our patent portfolio grows, we may face increased costs to maintain and enforce our intellectual property rights and may be subject to claims of infringement or other disputes, which could be costly and divert management resources.

In addition, if we expand our business outside of the U.S. in the future, effective patent, trademark, copyright, and trade secret protection may be unavailable or limited in some jurisdictions. Furthermore, our confidentiality agreements with certain of our employees and third parties to protect our intellectual property could be breached or otherwise may not provide meaningful protection for our confidential information, trade secrets, and know-how related to the design, manufacture, or operation of our products and services. These types of litigation actions may continue for long periods of time, may not be successful, or may result in impairment of certain of our intellectual property rights, and our need to continue to bring claims may be significant and may be indefinite. Any future proceedings on any such matters could be burdensome and costly, and we may not prevail.

Further, adequate remedies may not be available in the event of an unauthorized use or disclosure of our confidential information, trade secrets, or know-how. If we fail to successfully enforce our intellectual property rights, our competitive position could suffer, which could materially adversely affect our business, financial condition, results of operations, and cash flows.

Allegations that we have infringed upon the intellectual property rights of third parties could negatively affect us.

We may be subject to claims of intellectual property infringement by third parties. In particular, as our services have expanded, we have become subject to claims alleging infringement of intellectual property, including litigation brought by special purpose or so-called "non-practicing" entities that focus solely on extracting royalties and settlements by alleging infringement and threatening enforcement of patent rights. These companies typically have little or no business or operations, and there are few effective deterrents available to prevent such companies from filing patent infringement lawsuits against us. Our exposure to intellectual property infringement claims may increase as we continue to expand and develop our proprietary ADT+ platform, as we integrate AI into the business, or otherwise modify and expand our existing intellectual property in the future. In addition, we rely on licenses and other arrangements with third parties covering intellectual property related to many of the products and services that we market. Notwithstanding these arrangements, we could be at risk for infringement claims from third parties. In managing these risks, we often depend on contractual indemnification from our third-party hardware manufacturers or software providers. We face risks if these suppliers refuse to satisfy their indemnification obligations. We have encountered situations where key providers have contested their duty to indemnify us for costs related to intellectual property litigation or product defects. For example, in 2022 ADT was sued by a party alleging that the cellular antennas in various products purchased and used by ADT infringed their patents. The suit was settled in July of 2024, and ADT is currently in arbitration with the supplier of the majority of those products regarding their obligation to indemnify ADT. If we are unable to enforce these protections with our suppliers, we could be forced to incur substantial, non-reimbursable legal and remediation expenses. Additionally, our patent agreement with Tyco, which generally includes a covenant by Tyco not to bring an action against us alleging that the manufacture, use, or sale of any products or services in existence as of the date of our separation from Tyco infringes any patents owned or controlled by Tyco and used by us on or prior to such date, does not protect us from infringement claims for future product or service expansions. In general, any claims or litigation, even those without merit and regardless of the outcome, could cause us to cease marketing certain services or using certain technologies; obtain licenses from the holders of the intellectual property at a material cost or on unfavorable terms; pay significant ongoing royalty payments, settlements, or licensing fees; satisfy indemnification obligations; or to take other potentially costly or burdensome actions to avoid infringing third-party intellectual property rights. The litigation process is costly and subject to inherent uncertainties, and we may not prevail in litigation matters regardless of the merits of our position. Intellectual property lawsuits or claims, even those without merit, may become extremely disruptive if the plaintiffs succeed in blocking the trade of our products and services and may have a material adverse effect on our business, financial condition, results of operations, and cash flows.

We may be subject to class actions and other lawsuits which may harm our business and results of operations.

We have been and we may continue to be subject to class action litigation involving alleged violations of privacy, consumer protection laws, employment laws, common law or other claims. In addition, we have previously been subject to securities class actions relating to our IPO, and we may in the future be subject to additional securities litigation that may be lengthy and may result in substantial costs and a diversion of management's attention and resources. Results cannot be predicted with certainty, and an adverse outcome in such litigation could result in monetary damages or injunctive relief that could materially adversely affect our business, financial condition, results of operations, and cash flows.

In addition, we are currently and may in the future become subject to legal proceedings and commercial or contractual disputes other than class actions. These are typically claims that arise in the normal course of business including, without limitation, commercial general liability claims, automobile liability claims, contractual disputes, workers' compensation claims, labor law and employment claims, and claims that we infringed on the intellectual property of others. There is a possibility that such claims may have a material adverse effect on our business, financial condition, results of operations, and cash flows that is greater than we anticipate and/or negatively affect our reputation.

Increasing government regulation of telemarketing, email marketing, door-to-door sales, and other marketing methods may increase our costs and restrict the operation and growth of our business.

We rely on telemarketing, email marketing, door-to-door sales, and other marketing channels, including social media conducted internally and through third parties to generate a substantial number of leads for our business, all of which are subject to federal, state and local regulation. Telemarketing and email marketing activities are subject to an increasing amount of regulation in the U.S. Regulations have been issued by the FTC and the FCC that place restrictions on unsolicited telephone calls to residential and wireless telephone customers, whether direct dial or by means of automatic telephone dialing systems, prerecorded, or artificial voice messages and telephone fax machines, and require us to maintain a "do not call" list and to train our personnel to comply with these restrictions. The FTC regulates sales practices generally and email marketing and telemarketing specifically, including through their consent decree on ADT that regulates our use of social media influencers and celebrities, and has broad authority to prohibit a variety of advertising or marketing practices that may constitute "unfair or deceptive acts or practices." Most of the statutes and regulations in the U.S. applicable to telemarketing and email marketing allow a private right of action for the recovery of damages or provide for enforcement by the FTC and FCC, state attorneys general, or state agencies permitting the recovery of significant civil or criminal penalties, costs and attorneys' fees if regulations are violated. Although we have developed policies and procedures designed to assist in compliance with these statues, regulations, and consent decree, we can provide no assurance that we, our authorized dealers or other third parties that we rely on for telemarketing, email marketing, and other lead generation activities will be in compliance with all applicable laws and regulations at all times. Although our contractual arrangements with our authorized dealers, affinity marketing partners, and other third parties generally require them to comply with all such laws and regulations and to indemnify us for damages arising from their failure to do so, we can provide no assurance that the FTC and FCC, private litigants, or others will not attempt to hold us responsible for any unlawful acts conducted by our authorized dealers, affinity marketing partners and other third parties or that we could successfully enforce or collect upon any indemnities. Additionally, certain FCC rulings and FTC enforcement actions may support the legal position that we may be held vicariously liable for the actions of third parties, including any telemarketing violations by our independent, third-party authorized dealers that are performed without our authorization or that are otherwise prohibited by our policies. The FCC, FTC, and state agencies have relied on certain actions to support the notion of vicarious liability, including, but not limited to, the use of our brand or trademark, the authorization or approval of telemarketing scripts, or the sharing of consumer prospect lists. Changes in such regulations or the interpretation thereof that further restrict such activities could result in a material reduction in the number of leads for our business and could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Our business operates in a regulated environment and any new, changes to existing, or uncertainty regarding laws or regulations, or our failure to comply with any such rules or regulations, could be costly to us, harm our business and operations, and impede our ability to grow our existing business, any new businesses that we acquire, or investment opportunities that we pursue.

Our operations and employees are subject to various federal, state, and local laws and regulations in such areas as consumer protection, occupational licensing, environmental protection (including climate change regulations), labor and employment, tax, permitting, and other laws and regulations. Most states in which we operate have company and employee licensing laws directed specifically toward the sale, installation, monitoring, and maintenance of security devices, as well as laws and regulations pertaining to solar systems and energy storage solutions that were part of our business before the ADT Solar Exit. Our business relies heavily upon the use of both wireline and wireless telecommunications to communicate signals, and telecommunications companies are regulated by federal, state, and local governments.

Increased public awareness and concern regarding global climate change may result in more international, regional, and/or federal or other requirements or expectations that could mandate more restrictive or expansive standards than existing regulations. There continues to be a lack of consistent climate legislation, which creates economic and regulatory uncertainty, as well as consumer and investor unease. We or our suppliers may be required to make increased capital expenditures to improve our services or product portfolio to meet new regulations and standards. Further, our customers and the markets we serve may impose environmental standards through regulation, market-based emissions policies, or consumer preference that we may not be able to timely meet due to the required level of capital investment or technological advancement. There can be no assurance that our compliance or our efforts to improve our services or products will be successful, and there can be no assurance that proposed regulation or deregulation will not have a negative competitive impact, or that economic returns will reflect our investments in new product development. If environmental laws or regulations are either changed or adopted and impose significant operational restrictions and compliance requirements upon our business or products, our business, financial condition, results of operations, and cash flows could be materially adversely affected.

Federal laws imposing tariffs on imports, or restricting or banning imports of equipment or supplies from specific companies or regions of the world altogether may limit our ability to meet customer demands or to increase prices.

In certain jurisdictions, we are required to obtain licenses or permits to comply with standards governing employee selection and training and to meet certain standards in the conduct of our business. The loss of such licenses or permits or the imposition of conditions to the granting or retention of such licenses or permits could have a material adverse effect on us. Furthermore, in certain jurisdictions, certain security systems must meet fire and building codes to be installed, and it is possible that our current or future products and service offerings will fail to meet such codes, which could require us to make costly modifications to our products and services or to forego operating in certain jurisdictions.

We must also comply with numerous federal, state, and local laws and regulations that govern matters relating to our interactions with residential customers, including those pertaining to privacy and data security, consumer financial and credit transactions, home improvement contracts, warranties, and door-to-door solicitation. These laws and regulations are dynamic and subject to potentially differing interpretations, and various federal, state, and local legislative and regulatory bodies may initiate investigations, expand current laws or regulations, or enact new laws and regulations, regarding these matters. As we expand our product and service offerings and enter into new jurisdictions, we may be subject to more expansive regulation and oversight. In addition, our financing and lending activities subject us to various rules and regulations, such as the U.S. federal Truth in Lending Act and analogous state legislation. Also, if we continue to expand our sales to government entities, we may be subject to additional contracting regulations, disclosure obligations, and various civil and criminal penalties, among other things, in a significant manner that we are not subject to today.

ADT sells its services to consumers on a subscription basis. Providers of consumer services are subject to federal and state consumer protection laws and regulations governing the manner in which providers of consumer services must manage customer subscriptions, autorenewals, and negative option billing arrangements. In October of 2024, the FTC adopted a "Click-to-Cancel rule intended to consolidate and significantly expand certain federal consumer protections through new rules concerning certain "negative option offers," whereby a consumer's silence or failure to take affirmative action to reject a good or service or to cancel a subscription is interpreted as acceptance or continuing acceptance of an offer. Several states followed suit and have enacted or have proposed to enact similar regulations concerning autorenewals, cancellation rights and negative option arrangements. Although a federal court of appeals blocked the FTC's "Click-to-Cancel" in July, similar federal rules and existing and future state regulations concerning subscription services may require ADT to provide additional notices to consumers regarding the end of fixed term contract commitments, limit ADT's ability to market discounted or free trials to new customers and, in some cases, require ADT to seek additional customer consents to provide services past the end of minimum contract term commitments, each of which may have a material adverse effect on ADT's ability to attract and retain customers.

Changes in these laws or regulations or their interpretation could dramatically affect how we do business, acquire customers, and manage and use information we collect from and about current and prospective customers and the costs associated therewith. We strive to comply with all applicable laws and regulations relating to our interactions with all customers. It is possible, however, that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices.

Changes in laws or regulations could require us to change the way we operate or to utilize resources to maintain compliance, which could increase costs or otherwise disrupt operations. For example, in June 2024, in *Loper Bright Enterprises v. Raimondo*, the U.S. Supreme Court held that lower courts need not defer to a governmental agency's reasonable interpretation of an ambiguous statute that it administers, overruling the doctrine known as "Chevron Deference." As a result, we cannot predict whether there will be increased challenges to existing regulatory requirements, such as those discussed above, thereby creating uncertainty in compliance with certain regulatory schemes. In addition, failure to comply with any applicable laws or regulations could result in substantial fines or revocation of our operating permits and licenses. If laws and regulations were to change or if we or our products failed to comply with them, our business, financial condition, results of operations, and cash flows could be materially adversely affected.

We could be assessed penalties and fines for false alarms, and if these expenses become significant or we are unable to pass along the associated costs, our customers may terminate or fail to renew our services.

Some local governments impose assessments, fines, penalties, and limitations on either customers or the alarm companies for false alarms. Certain municipalities have adopted ordinances under which both permit and alarm dispatch fees are charged directly to the alarm companies. Our alarm service contracts generally allow us to pass these charges on to customers. If more local governments impose assessments, fines, or penalties for false alarms, or these charges become significant, or we are unable to collect these charges because customers are unwilling or unable to pay them, or our customers terminate or fail to renew their services with us because of these charges, our business, financial condition, results of operations, and cash flows could be materially adversely affected.

Adoption of statutes and governmental policies purporting to characterize certain of our charges as unlawful may adversely affect our business.

Generally, if a customer cancels their contract with us prior to the end of the initial contract term, we may charge the customer an early cancellation fee. Consumer protection policies or legal precedents could be proposed or adopted to restrict the charges we can impose upon contract cancellation. Such initiatives could compel us to increase our prices during the initial term of our contracts and consequently lead to less demand for our services and increased customer attrition. Adverse judicial determinations regarding these matters could cause us to incur legal exposure to customers against whom such charges have been imposed and expose us to the risk that certain of our customers may seek to recover such charges through litigation, including class action lawsuits. Any such loss in demand for our services, increase in attrition, or the costs of defending such litigation and enforcement actions could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

In the absence of net neutrality or similar regulation, certain providers of Internet access may block our services or charge their customers more for using our services, or government regulations relating to the Internet could change, which could materially adversely affect our revenue and growth.

Our interactive and home automation services are primarily accessed through the Internet and our security monitoring services, including those utilizing video streaming, are increasingly delivered using Internet technologies. Users who access our services through mobile devices, such as smart phones, laptops, and tablet computers must have a high-speed Internet connection, such as broadband, 4G/LTE, or 5G, to use our services. Currently, this access is provided by telecommunications companies and Internet access service providers that have significant and increasing market power in the broadband and Internet access marketplace. In the absence of government regulation, these providers could take measures that affect their customers' ability to use our products and services, such as degrading the quality of the data packets we transmit over their lines, giving our packets low priority, giving other packets higher priority than ours, blocking our packets entirely, or attempting to charge their customers more for using our products and services. To the extent that Internet Service Providers ("ISPs") implement usage-based pricing, including meaningful bandwidth caps, or otherwise try to monetize access to their networks, we could incur greater operating expenses and customer acquisition and retention could be negatively impacted, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows. Furthermore, to the extent network operators were to create tiers of Internet access service and either charge us for or prohibit our services from being available to our customers through these tiers, our business could be negatively impacted. Some of these providers also offer products and services that directly compete with our own offerings, which could potentially give them a competitive advantage.

Absent net neutrality or open Internet rules, Internet providers, some with competing security businesses, could block or throttle ADT signals in a way that impacts our business and could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Given the nature of our business, we are exposed to greater risks of liability for employee acts or omissions or system failures than may be inherent in other businesses, which could materially adversely affect our business.

If a customer or third party believes that it has suffered harm to person or property due to an actual or alleged act or omission of one of our authorized dealers, independent contractors, employees or others, or due to a security or automation system failure, they (or their insurers) may pursue legal action against us, and the cost of defending the legal action and of any judgment against us could be substantial. In particular, because our products and services are intended to help protect lives and real and personal property, we may have greater exposure to litigation risks than businesses that provide other consumer and small business products and services. In the event of litigation with respect to such matters, it is possible that the risk-mitigation provisions in our standard customer contracts may be deemed not applicable or unenforceable and, regardless of the ultimate outcome, we may incur significant costs of defense that could materially adversely affect our business, financial condition, results of operations, and cash flows, and there can be no assurance that any such defense efforts will be successful.

We may be subject to liability for obligations of The Brink's Company under the Coal Act or other coal-related liabilities of The Brink's Company, which could materially adversely affect our business.

On May 14, 2010, The ADT Corporation acquired Broadview Security, a business formerly owned by The Brink's Company. Under the Coal Industry Retiree Health Benefit Act of 1992, as amended ("Coal Act"), The Brink's Company and its majority-owned subsidiaries as of July 20, 1992 (including certain legal entities acquired in the Broadview Security acquisition) are jointly and severally liable with certain of The Brink's Company's other current and former subsidiaries for health care coverage obligations provided for by the Coal Act. A Voluntary Employees' Beneficiary Association ("VEBA") trust has been established by The Brink's Company to pay for these liabilities, although the trust may have insufficient funds to satisfy all future obligations. We cannot rule out the possibility that certain legal entities acquired in the Broadview Security acquisition may also be liable for other liabilities in connection with The Brink's Company's former coal operations. At the time of the separation of Broadview Security from The Brink's Company in 2008, Broadview Security entered into an agreement pursuant to which The Brink's Company agreed to indemnify it for any and all liabilities and expenses related to The Brink's Company's former coal operations, including any health care coverage obligations. The Brink's Company has agreed that this indemnification survives The ADT Corporation's acquisition of Broadview Security. We in turn agreed to indemnify Tyco for such liabilities in our separation from it. If The Brink's Company and the VEBA are unable to satisfy all such obligations, we could be held liable, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Our business would be adversely affected if certain of our independent contractors were classified as employees.

We rely on third-party independent contractors in addition to our existing workforce to perform certain tasks including installation and service of our customer alarm and other systems. From time to time, we are involved in lawsuits and claims that assert that certain independent contractors should be treated as our employees. The state of the law regarding independent contractor status varies from state to state and is subject to change based on court decisions, legislation, and regulation.

In January 2024, the U.S. Department of Labor ("DOL") issued a final rule revising the DOL's guidance on how to determine who is an employee or independent contractor under the Fair Labor Standards Act ("FLSA"), effective March 2024, and adopting a non-exhaustive multi-factor economic reality test where no one factor or subset of factors would be necessarily dispositive and the weight of each factor would depend on the facts and circumstances of the particular case. That rule is being challenged in federal court. In May 2025, the DOL issued a Field Assistance Bulletin instructing Wage and Hour Division investigators not apply the 2024 final rule in agency investigations and instead analyze employment status under the framework outlined in Fact Sheet #13 (issued in 2008) and Opinion Letter FLSA2019-6. Despite the DOL pausing enforcement of the 2024 final rule, the rule remains relevant for purposes of private FLSA litigation. Also, although the National Labor Relations Board ("NLRB") abandoned, due to legal challenges, its attempt to overrule its 2019 independent contractor standard focused on whether workers have "entrepreneurial opportunity," an NLRB decision in September 2024 appeared to signal an intent to reverse its current position that independent contractor misclassification is not itself a violation of the National Labor Relations Act ("NLRA"). Under the new legal framework, it may be more likely for our independent contractors or our subcontractors to be classified as our employees, resulting in such individuals becoming entitled to the reimbursement of certain expenses, to the benefit of wage-and-hour laws, and to the protections under the NLRA including the right to organize for union representation. If such classification was made, we could also be liable for employment and withholding taxes and benefits for such individuals, and liable to such individuals for violations of other laws protecting employees. Any such determination could result in a material reduction of the number of subcontractors we can use for our business or significantly increase our costs to serve our customers, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Existing or new tariffs and other trade restrictions imposed on imports from China, Mexico, or other countries where much of our end-user equipment is manufactured, or any counter-measures taken in response, may harm our business and results of operations.

Tariffs imposed on imports from China or Mexico, including enhanced U.S. tariffs imposed and/or threatened to be imposed on goods from China, where certain components included in our end-user equipment are manufactured, and any counter-measures taken in response to such new tariffs, may harm our business and results of operations. During fiscal year 2025, new tariffs were imposed in the U.S. for imports from a broad range of countries and materials. Several countries also implemented or proposed retaliatory tariffs on imports from the U.S., as well as other barriers to trade.

In February 2026, the U.S. Supreme Court ruled that the President lacks authority under the International Emergency Economic Powers Act to impose tariffs, invalidating certain tariffs that had been imposed pursuant to that statute. As a result, certain tariffs imposed during fiscal year 2025 are no longer being collected. However, the ruling does not limit the ability of the U.S. government to impose tariffs under other statutory authorities. In response to the ruling, President Trump has announced new tariffs, including a global tariff of 10% imposed pursuant to a separate executive order and trade authority. In addition, Congress or the executive branch may impose additional tariffs, modify existing tariffs, or adopt other trade restrictions, and foreign governments may implement retaliatory measures. These developments have increased uncertainty regarding the scope, duration, and impact of U.S. trade policy, and any such actions could materially adversely affect our business, financial condition, results of operations, and cash flows.

In the past, the U.S. federal government imposed tariffs on certain alarm equipment components manufactured in China, and on other categories of electronic equipment manufactured in China that we install in our customers' premises, such as batteries and thermostats. Certain of these tariffs were as high as 25% and such tariffs increased our costs for such equipment as a result of some or all of such new tariffs being passed on to us by our suppliers. If any or all such costs continue to be passed on to us by our suppliers, we may be required to raise our prices, which could result in the loss of customers and harm our business and results of operations. Alternatively, we may seek to find new sources of end-user products, which may result in higher costs and disruption to our business. In addition, the U.S. federal government's 2018 National Defense Authorization Act imposed a ban on the use of certain surveillance, telecommunications, and other equipment manufactured by certain of our suppliers based in China, to help protect critical infrastructure and other sites deemed to be sensitive for national security purposes in the U.S. This federal government ban implemented in August 2019, and the ban on use of certain covered equipment by federal contractors implemented in August 2020, has required us to find new sources of end-user products, which has resulted in higher costs and disruption to our business. It is also possible new or additional tariffs will be imposed on imports of equipment that we install in end-user premises, or that our business will be impacted by retaliatory trade measures taken by China, Mexico, or other countries, causing us to raise our prices or make changes to our business, any of which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

In addition, in November 2021, President Biden signed the Secure Equipment Act into effect, and in November 2022, the FCC adopted rules stating that they will no longer review or give licenses to the equipment that makes use of radio frequencies manufactured by companies believed to pose a national security threat, including Huawei, ZTE, Dahua, and Hikvision. This could impact our ability to source products compatible with a customer's existing system, or make repairs if new, compatible equipment cannot be sourced. In the November 2022 order, the FCC also issued an additional Notice of Proposed Rulemaking in which it asks if existing authorizations should be revoked, and if so, how. If existing authorizations were revoked, it could limit ADT's ability to maintain and service existing customer equipment. It could also force some customers to replace equipment currently in service. We are also subject to supply chain disruptions should we learn that any one of our suppliers is in violation of legislation such as the Uyghur Forced Labor Prevention Act signed into law in December 2021, which bans the import of goods based on their method of production, such as through the use of forced labor, or otherwise. Any inability to source product, product parts, or other components required by our business in a timely and cost-effective manner could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Risks Related to Macroeconomic and Related Factors

General economic conditions can affect our business, and we are susceptible to changes in the business economy, in the housing market, and in business and consumer discretionary income, which may inhibit our ability to grow our customer base and impact our financial condition, results of operations, and cash flows.

Demand for our products and services is affected by the general economy, the business environment, and the turnover in the housing market, among other things. Downturns in the general economy, the business environment, and the housing market would reduce opportunities to make sales of our products and services. Downturns in the rate of the sale of new and existing homes, which we believe drives a substantial portion of our new residential customer volume in any given year, and downturns in the rate of commercial property development, which may drive demand for our small business offerings, would reduce opportunities to make new sales and reduce opportunities to take over systems. Recoveries in the housing market increase the occurrence of relocations, which may lead to customers disconnecting service and not contracting with us in their new homes.

The demand for our products and services is also dependent, in part, on national, regional, and local economic conditions, as well as our customers' level of discretionary income. When our customers' discretionary income is reduced (such as by higher housing, energy, interest, operating or other costs, or where the actual or perceived wealth of customers has decreased as a result of circumstances such as lower real estate values, increased foreclosure rates, inflation, increased tax rates, or other economic disruptions), we could experience increased attrition rates and reduced customer demand. Where levels of business activity decline, our small business customers may cancel at higher rates and reduce offering demand. No assurance can be given that we will be able to continue acquiring quality customers or that we will not experience higher attrition rates. Our long-term revenue growth rate primarily depends on revenue from installations and new contracts exceeding disconnects. If customer disconnects or defaults increase, our business, financial condition, results of operations, and cash flows could be materially adversely affected.

Rising interest rates or increased consumer lender fees could adversely impact our sales, profitability, and our financing costs.

Our business model, in part, relies on customers financing the purchase price of their system through ADT or third-party lenders. Those lenders charge us fees on the principal balance of those loans. Rising interest rates, as we have experienced during recent years and which we may continue to experience, may increase the lenders' cost of capital and those increased costs will result in an increase in the fees charged to us. In addition, where we have committed to provide financing internally, as interest rates rise, our cost of capital also gets more expensive and we may not be able to pass on such increased costs to our customers. Any increase in those fees or costs will have an adverse impact on our ability to offer attractive pricing to customers, which could negatively impact our sales and profitability, or increase the cost to us upon the sale of our aggregated customer loans. Any such outcome could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

A substantial part of our revenue is derived from the recurring monthly revenue due from customers under alarm monitoring and other service contracts and we are subject to credit risk and other risks associated with our customers, dealers, and third-party lenders.

A substantial part of our revenue is derived from the recurring monthly revenue due from customers under alarm monitoring and other service contracts. Therefore, we are dependent on our customers' ability and willingness to pay amounts due under alarm monitoring or other service contracts in a timely manner. Although customers are contractually obligated to pay amounts due under an alarm monitoring or other service contract and are generally contractually obligated to pay cancellation fees if they prematurely cancel the contract during its initial term (typically between two and five years), customers' payment obligations are unsecured, which could impair our ability to collect any unpaid amounts from our customers. To the extent customer payment defaults under alarm monitoring and other service contracts are greater than anticipated, our business, financial condition, results of operations, and cash flows could be materially adversely affected.

We have introduced and will continue to explore different commercial terms for our products and services, such as increasing or otherwise changing the amount of up-front payments, providing different financing options, such as retail installment contracts for the amount of up-front payments associated with our transactions, or offering longer or shorter contract term options. These options could increase the credit risks associated with our customers, and the introduction of, or transition to, different options could result in quarterly revenue and expense fluctuations that are significantly greater than our historic patterns. While we intend to manage such credit risk by evaluating the credit quality of customers eligible for our financing options and non-standard term lengths, our efforts to mitigate risk may not be sufficient to prevent an adverse effect on our business, financial condition, results of operations, and cash flows.

Some of these customer financing options may be supported by financing arrangements with third parties, including uncommitted receivables securitization financing agreements, which may impose or result in limitations on the products and services we offer that are financed under such arrangements. These limitations may adversely affect our relationships with customers, and may subject us to risk with respect to our ability to generate current levels of cash flow should, for example, such arrangements be terminated. In addition, rising interest rates, as we experienced during 2022 and 2023 and which we may continue to experience, could increase the financing costs of our products and services substantially. Any such result could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

In addition, any disruption in our relationship with a third-party lender could have an adverse impact on certain customer relationships or result in liability to us. Certain third-party lenders also have the contractual right to require us to repurchase loans if we fail to achieve certain contractual milestones with respect to customer installations. If any of our third-party lenders invokes such a right, the necessary repurchases could have a material, adverse effect on our cash flow for the quarter in which they occur. Industry trends could also change, for example, by third-party lenders more systematically requiring the repurchase of loans, or requiring a guarantee with respect to amounts that such lenders would otherwise require be repurchased, if we fail to achieve the relevant milestones. We cannot predict the timing or extent to which the broader industry will implement such changes or the related impact on us. Failure to maintain effective customer financing options and satisfactory relationships with third-party lenders or the decision by a third-party lender to require us to repurchase or guarantee loans could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Offering additional commercial terms and financing options, and transitions between such options, may introduce operational complexity, require the devotion of resources that could otherwise be deployed elsewhere, and may increase market valuation risks due to differences in the financial treatment of different offerings. Such increased offerings or transitions between different offerings or equipment ownership models could also result in customer confusion or dissatisfaction, limit or remove our ability to offer "free device" promotions or other customer satisfaction programs critical for customer acquisition and retention, and may provide competitors with the opportunity to target our existing and potential clients by offering such "free device" promotions, or other customer satisfaction programs that we may be unable to offer. Any of the foregoing could materially adversely affect our business, financial condition, results of operations, and cash flows.

Under the standard alarm monitoring contract acquisition agreements that we enter into with our dealers, if a customer terminates his or her service with us during the first thirteen months after we have acquired the alarm monitoring contract, the dealer is typically required to substitute with a compatible alarm monitoring contract or compensate us in an amount based on the original acquisition cost of the terminating alarm monitoring contract. We are subject to the risk that dealers will breach these obligations. Although we generally withhold specified amounts from the acquisition cost paid to dealers for alarm monitoring contracts ("holdback"), which may be used to satisfy or offset these and other applicable dealer obligations under the alarm monitoring contract acquisition agreements, there can be no guarantee that these amounts will be sufficient to satisfy or offset the full extent of the default by a dealer of its obligations under its agreement. If the holdback proves insufficient to cover dealer obligations, we are also subject to the credit risk that the dealers may not have sufficient funds to compensate us or that any such dealer will otherwise breach its obligation to compensate us for a terminating alarm monitoring contract. To the extent defaults by dealers of the obligations under their agreements are greater than anticipated, our business, financial condition, results of operations, and cash flows could be materially adversely affected.

Goodwill and other identifiable intangible assets represent a significant portion of our total assets, and we may never realize the full value of our intangible assets.

As of December 31, 2025, we had a carrying value of goodwill and other identifiable intangible assets of approximately $9.7 billion. We review goodwill and indefinite lived intangible assets for impairment at least annually. We review long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset or asset group may not be fully recoverable. Impairment may result from, among other things, deterioration in performance; adverse market conditions; adverse changes in applicable laws or regulations, including changes that restrict our activities or affect the products and services we offer; challenges to the validity of certain registered intellectual property; reduced sales of certain products or services incorporating registered intellectual property; increased attrition; and a variety of other factors. For example, during 2023 and 2022, we recorded cumulative goodwill impairment charges of $712 million related to our former Solar reporting unit due to continued deterioration of industry conditions, general macroeconomic decline, underperformance of the former reporting unit's operating results relative to expectations, and, during the third quarter of 2023, our decision to close a significant number of branches and reduce headcount. Following these goodwill impairment charges, the balance of goodwill in the former Solar reporting unit was zero. It is possible that we may never realize the full value of our intangible assets. Any future determination of impairment of goodwill or other identifiable intangible assets could have a material adverse effect on our financial condition and results of operations.

We have significant deferred tax assets, and any impairments of or valuation allowances against these deferred tax assets in the future could materially adversely affect our results of operations, financial condition, and cash flows.

We are subject to income taxes in the U.S. and Canada, and in various state, territorial, provincial, and local jurisdictions. The amount of income taxes we pay is subject to our interpretation and application of tax laws in jurisdictions in which we file. Changes in current or future laws or regulations, the imposition of new or changed tax laws or regulations, or new related interpretations by taxing authorities in the jurisdictions in which we file could materially adversely affect our business, financial condition, results of operations, and cash flows.

In the past we have been, and in the future we may be, able to reduce our future consolidated federal and state income tax liability through use of tax attributes such as tax credits, tax net operating loss ("NOL"), and disallowed interest carryforwards available to us under the applicable tax codes. However, our ability to fully utilize these tax attributes, if any, may be limited for various reasons, including whether projected future taxable income becomes insufficient to recognize the full benefit of any tax attributes prior to their expirations. Following the Company's "ownership change," in the second quarter of 2025, Sections 382 and 383 of the Internal Revenue Code ("IRC") imposed annual limitations with respect to our ability to utilize certain tax attributes against future U.S. taxable income.

Because our ability to fully utilize our tax attributes is subject to the limitations under Section 382 of the IRC, it is also possible that future changes in the direct or indirect ownership in our equity might result in additional ownership changes that may trigger the imposition of additional limitations under Section 382 of the IRC with respect to these tax attributes.

In addition, audits by the U.S. Internal Revenue Service ("IRS") as well as state, territorial, provincial, and local tax authorities could reduce our tax attributes and/or subject us to tax liabilities if tax authorities make adverse determinations with respect to our tax attributes. Any future disallowance of some or all of our tax attributes as a result of legislative change could materially adversely affect our tax obligations. Any increase in taxation or limitation of benefits could have a material adverse effect on our business, financial condition, results of operations, or cash flows.

In connection with the Tax Cuts and Jobs Act of 2017 ("Tax Reform"), a new limitation under IRC Section 163(j) was imposed on the amount of interest expense allowed as a deduction in our tax returns each year. The amounts disallowed each year can be carried forward indefinitely and used in subsequent years if an excess limitation exists. We have accumulated a significant deferred tax asset related to this disallowed interest carryforward. However, there is a risk that we will not recognize the benefit of this deferred tax asset in the foreseeable future due to our annual interest expense exceeding the imposed limitation. We may need to record a valuation allowance against this deferred tax asset in the future as the deferred tax asset grows, which may have a material adverse effect on our future financial condition and results of operations. There is a risk that the interest disallowance may have a material adverse effect on our financial condition, results of operations, and cash flows.

Risks Related to Our Indebtedness

Our substantial indebtedness limits our financial and operational flexibility and could materially adversely affect our business, financial condition, results of operations, and cash flows.

As of December 31, 2025, we had $7.8 billion face value of outstanding indebtedness, excluding finance leases, and we may increase our debt level at any time. Such substantial indebtedness negatively impacts our business because:

- a significant portion of our cash flow is used to service our debt, and therefore impedes our ability to grow the business or fuel innovation;

- restrictive covenants under our debt arrangements could prevent us from borrowing additional funds for working capital, capital expenditures, and debt service requirements, which could result in a default, an inability to fund our strategic initiatives, an inability to declare and pay dividends, or otherwise preclude us from undertaking actions that are in the best interests of our Company and our stockholders;

- we may be required to make non-strategic divestitures to fund our debt servicing needs;

- an increase in interest rates, as experienced recently or as we may experience in the future, could significantly increase the cost of our variable rate debt and make any refinancing of our current fixed rate debt significantly more costly. Although we have interest rate swap contracts that hedge certain of our interest rate exposure on variable rate debt, the majority of which mature by 2028, those hedges are themselves subject to counterparty risks and may prove to be insufficient. Moreover, any unhedged variable rate debt and any refinancing of current fixed rate debt exposes us to changes in market rates;

- any downgrade to our credit rating may increase our cost of borrowings and any refinancing could be on terms or with conditions that limit our ability to successfully conduct business in the future; and

- any inability to service or refinance our debt or acceleration of debt due could result in default which could result in all of our outstanding debt becoming due and payable, an inability to access our revolving credit facility, foreclosure against our assets, and bankruptcy or liquidation.

We can provide no assurance that our business will generate sufficient cash flow from operations to service or repay our debt, or that we will have the ability to issue new debt, draw on our revolving credit facility or find other alternative sources of funds to satisfy our obligations. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, could result in a material adverse effect on our business, financial condition, results of operations, and cash flows.

Our debt agreements contain restrictions that limit our flexibility and limit the manner in which we conduct our business and finance future operations or capital needs, which could have a material adverse effect on our business and financial condition.

Our debt agreements contain, and any future indebtedness of ours would likely contain, a number of covenants that impose significant operating and financial restrictions on us, including restrictions on our and our subsidiaries' ability to, among other things:

- incur additional debt, guarantee indebtedness, or issue certain preferred equity interests;

- pay dividends on or make distributions in respect of, or repurchase or redeem, our capital stock, or make other restricted payments;

- prepay, redeem, or repurchase certain debt;

- make loans or certain investments;

- sell certain assets;

- create liens on certain assets;

- consolidate, merge, sell, or otherwise dispose of all or substantially all of our assets;

- enter into certain transactions with our affiliates;

- alter the businesses we conduct;

- enter into agreements restricting our subsidiaries' ability to pay dividends; and

- designate our subsidiaries as unrestricted subsidiaries.

As a result of these covenants, we will continue to be limited in the manner in which we conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

We have pledged a significant portion of our assets as collateral under our debt agreements. If any of the holders of our indebtedness accelerate the repayment of such indebtedness upon an event of default, there can be no assurance that we will have sufficient assets to repay our indebtedness, which if not cured or waived, could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

A failure to comply with the covenants under our debt agreements or any future indebtedness could result in an event of default, which, if not cured or waived, could have a material adverse effect on our business, financial condition, results of operations, and cash flows. In the event of any such default, the lenders thereunder:

- will not be required to lend any additional amounts to us;
- could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be immediately due and payable; or
- could require us to apply all of our available cash to repay these borrowings.

Such actions by the lenders could cause cross-defaults under our other indebtedness. If we are unable to repay those amounts, our secured lenders could proceed against the collateral granted to them to secure that indebtedness.

If any of our outstanding indebtedness were to be accelerated, there can be no assurance that our assets would be sufficient to repay such indebtedness in full.

Risks Related to the Ownership of Our Common Stock

Our stock price may fluctuate significantly.

The market price of our Common Stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our Common Stock, you could lose a substantial part or all of your investment in our Common Stock. Among others, the following factors could affect our stock price:

- our business performance and prospects, including the success of our partnership with Google;
- sales of our Common Stock, or the perception that such sales may occur, by us or by our stockholders, including Apollo (which has in the past and may continue to sell shares in registered offerings pursuant to demand registration requests), State Farm, or Google;
- quarterly variations in the rates of growth of our operating and financial indicators, such as net income (loss) per share, net income (loss) and total revenue;
- any failure to achieve near or long term goals we have publicly disclosed for our operating and financial performance; and
- the realization of any risks described under this Item 1A. "Risk Factors" section, or other risks that may materialize in the future.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Common Stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management's attention and resources, and have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Apollo continues to have rights under the Stockholders Agreement, and its interests may conflict with our interests and the interests of other stockholders, and could negatively impact our ability to enter into corporate transactions.

While we are no longer a "controlled company," Apollo continues to have rights pursuant to the Stockholders Agreement and as of December 31, 2025, had the right to, among other things, nominate 20% of our total number of directors. The interests of Apollo and its affiliates, including funds affiliated with Apollo, could conflict with or differ from our interests or the interests of our other stockholders. Apollo and its affiliates are in the business of making investments in companies and may, from time to time, acquire and hold interests in or provide advice to businesses that compete directly or indirectly with us, or are suppliers or customers of ours. Apollo and its affiliates may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. Any such investment may increase the potential for the conflicts of interest discussed in this risk factor.

If we fail to establish and achieve the objectives of our sustainability program, or if we fail to report on such sustainability matters, consistent with investor, customer, employee, or other stakeholder expectations, and in compliance with changing legal and regulatory requirements, we may not be viewed as an attractive investment, service provider, workplace, or business, which could have a negative effect on the Company.

Some investors place significant emphasis on non-financial factors, including sustainability matters, when evaluating investment opportunities. From time to time we undertake sustainability initiatives and set related goals. These initiatives and goals may be difficult and expensive to implement and may not be advanced at a sufficient pace. If we are unable to provide sufficient and accurate disclosures about our sustainability practices, or if we fail to establish and achieve the objectives of our sustainability program, which could include targets or commitments, consistent with investor, customer, employee, or other stakeholder expectations, we may not be viewed as an attractive investment, service provider, workplace, or business and we may be exposed to potential liability or litigation, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows. In addition, there exists certain negative sentiment among some individuals and government institutions toward certain sustainability practices and initiatives. Given the dynamic nature of sustainability standards, expectations and regulations, which may change over time, we may from time to time need to update or otherwise revise our current practices, goals and initiatives, including in response to legislative, regulatory, or legal developments. As we continue to establish our sustainability-related initiatives, we could face a negative response or legislation that impedes our activities or reflects poorly upon the Company, any of which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Our organizational documents may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium on their shares.

Provisions of our amended and restated certificate of incorporation (as amended, our "Certificate of Incorporation") and our amended and restated bylaws (the "Bylaws") may make it more difficult for, or prevent a third-party from, acquiring control of us without the approval of our Board of Directors. These provisions include:

- providing for a transition from a classified board to a declassified board, such that, until the annual shareholders meeting in 2028, not all members of our Board of Directors are elected at one time;
- providing for the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class, for so long as less than 50.1% of our outstanding Common Stock is beneficially owned by funds affiliated with Apollo;
- empowering only the Board of Directors to fill any vacancy on our Board of Directors (other than in respect of a director designated by Apollo or other investors in our indirect parent entities), whether such vacancy occurs as a result of an increase in the number of directors or otherwise;
- authorizing the issuance of "blank check" preferred stock with all terms established by the Board of Directors in its sole discretion without any need for action by stockholders, which could delay or prevent a change in control of the Company;
- prohibiting stockholders from acting by written consent for so long as less than 50.1% of our outstanding Common Stock is beneficially owned by funds affiliated with Apollo;
- to the extent permitted by law, prohibiting stockholders from calling a special meeting of stockholders unless holders of at least 25% of our outstanding Common Stock request one in compliance with procedural and informational requirements set forth in our Certificate of Incorporation; and
- establishing advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

Additionally, Article XIII, Section 13.02 of our Certificate of Incorporation, with limited exceptions, restricts us from engaging in any business combination with an interested stockholder, at any point in time we have common stock registered under Section 12(b) or 12(g) under the Exchange Act, for three years following the date that person becomes an interested stockholder. Such restrictions do not apply to any business combination between Apollo or their direct and indirect transferees (as these terms are defined in our Certificate of Incorporation) and any affiliate thereof, on the one hand, and us, on the other.

Our Certificate of Incorporation provides for exclusive forum provisions which could limit our stockholders' ability to obtain a favorable judicial forum for disputes.

Our Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Chancery Court of the State of Delaware shall be, to the fullest extent permitted by law, the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf; (b) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or stockholders; (c) any action asserting a claim arising pursuant to any provision of the DGCL or of our Certificate of Incorporation or our Bylaws; or (d) any action asserting a claim against us or any of our directors or officers governed by the internal affairs doctrine. In addition, our Certificate of Incorporation also provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The exclusive forum provision in our Certificate of Incorporation does not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and, to the fullest extent permitted by law, to have consented to the provisions described in this paragraph. These provisions may limit a stockholders' ability to bring a claim in a judicial forum of their choosing, which may discourage lawsuits against us and our directors, officers, and other employees.

Our Certificate of Incorporation contains a provision renouncing our interest and expectancy in certain corporate opportunities, which could have a material adverse effect if attractive corporate opportunities are allocated by Apollo to itself or its portfolio companies, funds, or other affiliates instead of to us.

Under the Stockholders Agreement, funds affiliated with or managed by Apollo have certain information rights and the right to nominate a specified percentage of the directors to serve on our Board of Directors (the "Apollo Designees") based on the percentage of our outstanding Common Stock beneficially owned by Apollo.

Under our Certificate of Incorporation, none of Apollo nor any of its portfolio companies, funds, or other affiliates, or any of its officers, directors, agents, stockholders, members, or partners have any duty to refrain from engaging, directly or indirectly, in the same business activities, similar business activities, or lines of business in which we operate. In addition, our Certificate of Incorporation provides that, to the fullest extent permitted by law, no officer or director of ours who is also an officer, director, employee, managing director, or other affiliate of Apollo will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to Apollo instead of us, or does not communicate information regarding a corporate opportunity to us that the officer, director, employee, managing director, or other affiliate has directed to Apollo. As of the date of this Annual Report, this provision of our Certificate of Incorporation relates only to the Apollo Designees. There are currently twelve directors of our Company, three of whom are Apollo Designees. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations, cash flows, or prospects if attractive corporate opportunities are allocated by Apollo to itself or its respective portfolio companies, funds, or other affiliates instead of to us.

We may issue preferred securities, the terms of which could adversely affect the voting power or value of our Common Stock.

Our Certificate of Incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred securities having such powers; designations; preferences; limitations; and relative, participating, optional, or other rights, including preferences over our Common Stock with respect to dividends and other distributions, as our Board of Directors may determine. The terms of one or more classes or series of preferred securities could adversely affect the voting power or value of our Common Stock. For example, we might grant holders of preferred securities the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred securities could affect the residual value of our Common Stock.

We cannot guarantee that our share repurchase plan will be fully consummated or that it will enhance long-term shareholder value. Share repurchases and dividend payments, including changes in the amount of our dividend, could also increase the volatility of the trading price of our stock and will diminish our cash reserves.

On February 20, 2026, our Board of Directors authorized a three-year share repurchase plan (the "2026 Share Repurchase Plan"), pursuant to which the Company is authorized to repurchase, through April 30, 2029, up to a maximum aggregate amount of $1.5 billion of shares of the Company's Common Stock. We cannot guarantee that the 2026 Share Repurchase Plan will be fully consummated. The 2026 Share Repurchase Plan allows the Company to purchase shares of its Common Stock from time to time in one or more open market or privately negotiated transactions, including pursuant to Rule 10b5-1 or Rule 10b-18 of the Exchange Act or pursuant to one or more accelerated share repurchase agreements, subject to certain requirements and other factors. The Company is not obligated to repurchase any of its shares of Common Stock, and the timing and amount of any repurchases will depend on legal requirements, market conditions, stock price, the availability of certain safe harbors provided under the Exchange Act, alternative uses of capital, and other factors. Further, our share repurchases could affect our share trading prices, increase their volatility, reduce our cash reserves and may be suspended or terminated at any time, which may result in a decrease in the trading price of our stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 1C. CYBERSECURITY.

We view cybersecurity as the prevention and timely detection and correction of any unauthorized occurrence or series of related unauthorized occurrences that are on or conducted through our information systems and that jeopardizes the confidentiality, integrity, or availability of our systems or any information residing therein. We believe that the safety, security, and privacy of our customers and employees are fundamental to the services we provide. Our cybersecurity policies guide us as we strive to continuously enhance methods, best practices, and technologies to better monitor and protect customer data and inform and enable customers to make choices about their data privacy. We carefully consider data privacy when developing our own products and when incorporating products provided by our business partners.

Risk Management and Strategy

We identify, assess, and manage cybersecurity risk as part of our company-wide enterprise risk management program. Our Chief Information Security Officer ("CISO"), Tim Rains, has more than 30 years of experience as an IT professional, with over 20 of those years spent in cybersecurity roles. Mr. Rains has held senior cybersecurity advisor roles at both Amazon Web Services and Microsoft. Mr. Rains has experience across multiple cybersecurity disciplines including vulnerability management, incident response, crisis communications, threat intelligence, cybersecurity architecture and operations, governance, risk, and compliance. Mr. Rains is designated as a Certified Information Systems Security Professional and is responsible for developing and implementing plans and strategies to mitigate cybersecurity risks. Our CISO also leads our cybersecurity risk assessment, which includes security posture scoring, vulnerability assessments, process maturity, and tooling coverage. We log cybersecurity risks into our cybersecurity risk register and track such risks for treatment. Management then discusses these cybersecurity risks for resolution planning and escalation. We leverage recognized cybersecurity frameworks to drive strategic direction and maturity improvement and engage third-party security experts as needed for risk assessments, risk mitigation actions, vulnerability identification, and program enhancements, as appropriate.

As part of this process, we use the following tools and procedures:

- utilizing "Security Scorecard" (a third-party information security company that rates cybersecurity postures of corporate entities for the purposes of third-party management and information technology risk management), which provides an independent external enterprise view of our security posture with a focus on public-facing systems;
- assessing, regularly developing, and executing on our preventative and detective controls, which we seek to align with current standards and best practices, including the incorporation of recommendations published by the National Institute of Standards and Technology in its cybersecurity framework, such as an annual audit of these internal controls;
- performing attack and breach simulations; and
- working with our cybersecurity vendors to adopt tooling and processes to provide high levels of protection.

Governance

Cybersecurity Management and Board of Directors Oversight

Our Board of Directors, through its Audit Committee, has primary responsibility for overseeing cybersecurity risk management and receives updates on the status of our cybersecurity program from our CISO. These updates are provided at least once per year, and often multiple times per year, in one or more Audit Committee meetings and include reports on our security posture and Security Scorecard assessment (rating and benchmarking), incident response, and vulnerability management, all of which is subsequently reported to the full Board of Directors by the chairperson of the Audit Committee. The Audit Committee reviews and discusses with management our cybersecurity threats, vulnerabilities, defenses, and planned responses, including updates to our cybersecurity incident response plan ("IRP"), which has been approved by the Audit Committee. Additionally, the Audit Committee receives and discusses reports from management with the purpose of identifying threats and vulnerabilities, and it monitors the effectiveness and progress of the actions and initiatives undertaken to mitigate such threats.

Our cybersecurity program team is led by our CISO (who reports directly to the Chief Digital and Information Officer and, ultimately, to the Chief Operating and Customer Officer). The cybersecurity leadership team ("CSLT"), which is chaired by our Chief Operating Officer and includes our Chief Financial Officer, Chief Legal Officer, Chief Information Officer, CISO, and Chief Privacy Officer, among others, collaborates with enterprise risk professionals and is supported by an established Information Security ("InfoSec") function responsible for certain aspects of maintaining and monitoring our cybersecurity infrastructure. In addition, our Chief Privacy Officer, who reports to our Chief Legal Officer, manages processes and protections around our sensitive data and facilitates compliance with applicable data protection laws, rules, and regulations.

Our Chief Privacy Officer has over 20 years of experience overseeing corporate data privacy and intellectual property policies and procedures. To maintain high levels of awareness and aptitude, all of our employees are required to complete annual trainings regarding current security risks and our InfoSec and privacy policies. Additional education and training are also required for specific groups based on their roles and access within the organization.

Incident Response Plan and Cybersecurity Incident Materiality Assessment Policy

We seek to align with industry-standard cybersecurity frameworks designed to protect our information systems and both Company and customer data from unintentional disclosure, cybersecurity incidents, events, and other threats of varying severity levels. As part of our alignment efforts with these frameworks, we maintain the IRP, which outlines the actions to be taken after identifying an incident that affects or could potentially affect our information systems and the people responsible for managing and overseeing those actions.

Under the IRP, cybersecurity incidents are generally addressed by our Cybersecurity Incident Response Team ("CSIRT"), consisting of our CISO, deputy CISO, director of security operations, senior manager of incident response, and members of the security operations team. Incidents of higher severity are elevated to the CSLT. Under the IRP, if an incident requires the involvement of the CSLT, the CSIRT will regularly update the CSLT on the status of the incident response process. Members of the CSLT primarily, the Chief Operating Officer and CISO, will be responsible for updating the Chief Executive Officer, Audit Committee, and the lead independent director of our Board of Directors. Members of the CSIRT and CSLT, along with the Chief Executive Officer, Audit Committee, and the lead independent director of our Board of Directors regularly participate in cybersecurity incident tabletop exercises and event simulations.

If a materiality assessment is required, an assessment committee consisting of the Chief Financial Officer, Chief Operating Officer, Chief Legal Officer, CISO, and Chief Accounting Officer (and/or their designee) (collectively, the "Assessment Committee") will consult with the CSIRT and CSLT, as appropriate. The Assessment Committee is responsible for assessing, without unreasonable delay, the materiality of cybersecurity incidents reported to it, determining materiality and any necessary disclosures, and informing our disclosure committee of such determinations. In assessing materiality, the Assessment Committee will consult with internal and external advisors, as appropriate, and evaluate quantitative and qualitative factors to assess the impact and/or reasonably likely impacts of the cybersecurity incident.

For additional information regarding how cybersecurity threats have materially affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition, see "*Risk Factors—*":

- "*—Delays, costs, and disruptions that result from upgrading, integrating, and maintaining the security of our information and technology networks and systems could materially adversely affect us,*"

- "*—If we do not effectively implement our plans to migrate our technology infrastructure to the cloud, we could experience significant disruptions in our operations, which could have a material adverse effect on our results of operations and financial condition,*"

- "*—Cybersecurity attacks or threats or other unauthorized access or attempts to access to our systems, or those of third parties, have in the past, and may in the future, compromise the security of our systems and otherwise disrupt our normal operations, which could have a material adverse effect on our reputation, business, financial condition, results of operations and cash flows,*"

- "*—Uncertainty in the development, deployment, and use of AI, including generative AI, in our products and services and across our operations could adversely affect our business, financial condition, results of operations, and reputation,*" and

- "*—Our independent, third-party authorized dealers may not be able to mitigate certain risks such as information technology and data security breaches, product liability, errors and omissions, and compliance with applicable laws and regulations which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.*"

ITEM 2. PROPERTIES.

We primarily lease our properties through our main operating entity, ADT LLC. As of December 31, 2025, we owned or leased approximately 130 SSOs, supported by our regional distribution centers, as well as our nationwide network of multi-use sales, customer, and field support locations housing our six UL-listed monitoring centers.

As of December 31, 2025, we leased 1.7 million square feet of space in the U.S. primarily under long-term operating leases with third parties, including 100,000 square feet for our corporate headquarters in Boca Raton, Florida (through 2034). We also own approximately 250,000 square feet of space in the U.S.

We regularly evaluate the suitability, adequacy, productive capacity, and utilization of our existing principal physical properties. A portion of our employees continue to work from home under both permanent and temporary arrangements. Other initiatives, such as our Remote Assistance Program, may also impact our physical property needs in the future as we are able to service more of our customers remotely. We continue to believe our properties are adequately maintained and are suitable for our business as presently conducted.

ITEM 3. LEGAL PROCEEDINGS.

We are subject to various claims and lawsuits in the ordinary course of business, which include commercial general liability claims, automobile liability claims, contractual disputes, worker's compensation claims, labor law and employment claims, claims related to alleged alarm system failures, claims that the Company infringed on the intellectual property of others, and consumer and employment class actions. We are also subject to regulatory and governmental examinations, information requests and subpoenas, inquiries, investigations, and threatened legal actions and proceedings. In connection with such formal and informal inquiries, we receive numerous requests, subpoenas, and orders for documents, testimony, and information in connection with various aspects of our activities.

Additional information in response to this Item is included in Note 13 "Commitments and Contingencies" in the Notes to Consolidated Financial Statements and is incorporated by reference into Part I of this Annual Report. Our consolidated financial statements and the accompanying Notes to Consolidated Financial Statements are filed as part of this Annual Report under Item 15 "Exhibit and Financial Statement Schedules" and are set forth beginning on page F-1 immediately following the signature pages of this Annual Report.

ITEM 4. MINE SAFETY DISCLOSURES.

Not Applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information and Stockholders of Record

We have two classes of common stock outstanding, Common Stock and Class B Common Stock.

Common Stock - Our Common Stock is listed on the NYSE under the symbol "ADT."

As of February 23, 2026, the number of stockholders of record of Common Stock was 186, which does not include the number of stockholders who hold our Common Stock through banks, brokers, and other financial institutions.

Class B Common Stock - There is no established public trading market for shares of Class B Common Stock; and Google is, and has been, the only stockholder of record since the stock's issuance in 2020.

Stock Performance Graph

The following graph compares the cumulative total stockholder return, calculated on a dividend-reinvested basis, assuming that $100 was invested on the last trading day before the beginning of the fifth preceding fiscal year, in each of the following: (i) our Common Stock; (ii) the Standard & Poor's ("S&P") SmallCap 600 Index; and (iii) the S&P North America Consumer Services Index, a peer group. The graph is not, and is not intended to be, indicative of future performance of our Common Stock.



Date	ADT Inc.	S&P SmallCap 600 Index	S&P North America Consumer Services Index
12/31/2021	$109	$127	$114
12/31/2022	$120	$106	$95
12/31/2023	$92	$123	$124
12/31/2024	$96	$134	$145
12/31/2025	$115	$142	$150

The information contained in this section shall not be deemed "soliciting material" or to be "filed" with the SEC or incorporated by reference in future filings with the SEC, or otherwise subject to the liabilities under Section 18 of the Exchange Act, except to the extent we specifically incorporate it by reference into such filing.

Recent Sales of Unregistered Equity Securities

There were no sales of unregistered equity securities during the three months ended December 31, 2025.

Use of Proceeds from Registered Equity Securities

We did not receive any proceeds from sales of registered equity securities during the three months ended December 31, 2025.

Issuer Purchases of Equity Securities

The following table presents repurchases of shares of the Company's Common Stock during the three months ended December 31, 2025 *(in thousands, except per share data)*:

Period	Total Number of Shares Purchased	Average Price Paid Per Share[1]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[2]	Maximum Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs
October 1, 2025 - October 31, 2025	—	$ —	—	$ —
November 1, 2025 - November 30, 2025	—	$ —	—	$ —
December 1, 2025 - December 31, 2025	—	$ —	—	$ —
Total	—	$ —	—	$ —

_____

(1) The average price paid per share is calculated by dividing the total cash paid for the shares (including commissions) by the total number of shares repurchased.

(2) In February 2025, the Company's Board of Directors announced the 2025 Share Repurchase Plan, pursuant to which the Company was authorized to repurchase, through April 30, 2026, up to a maximum aggregate amount of $500 million of shares of the Company's Common Stock. The 2025 Share Repurchase Plan allowed the Company to purchase Common Stock, from time to time, in one or more open market or privately negotiated transactions, including pursuant to Rule 10b5-1 or Rule 10b-18 of the Exchange Act, or pursuant to one or more accelerated share repurchase agreements, subject to certain requirements and other factors. As of December 31, 2025, the entire capacity available under the 2025 Share Repurchase Plan had been utilized, and there is no remaining authorized amounts outstanding under the 2025 Share Repurchase Plan.

2026 Share Repurchase Plan

On February 20, 2026, the Board of Directors authorized a three-year share repurchase plan (the "2026 Share Repurchase Plan"), pursuant to which the Company is authorized to repurchase, through April 30, 2029, up to a maximum aggregate amount of $1.5 billion of shares of the Company's Common Stock. The 2026 Share Repurchase Plan allows the Company to purchase shares of its Common Stock from time to time in one or more open market or privately negotiated transactions, including pursuant to Rule 10b5-1 or Rule 10b-18 of the Exchange Act or pursuant to one or more accelerated share repurchase agreements, subject to certain requirements and other factors. The Company is not obligated to repurchase any of its shares of Common Stock, and the timing and amount of any repurchases will depend on legal requirements, market conditions, stock price, the availability of certain safe harbors provided under the Exchange Act, alternative uses of capital, and other factors.

ITEM 6. RESERVED.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Table of Contents

INTRODUCTION

The following section should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this Annual Report. This section is intended to (i) provide material information relevant to the assessment of our results of operations and cash flows; (ii) enhance the understanding of our financial condition, changes in financial condition, and results of operations; and (iii) discuss material events and uncertainties known to management that are reasonably likely to cause reported financial information not to be necessarily indicative of future performance or of future financial condition.

Included below are year-over-year comparisons between 2025 and 2024. For information on year-over-year comparisons between 2024 and 2023, refer to Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our annual report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 27, 2025 (the "2024 Annual Report").

We are including the explanation of Adjusted Earnings per share ("EPS") for 2024 as compared to 2023 below as we began presenting Adjusted EPS as a key performance indicator in the first quarter of 2025.

The following section contains forward-looking statements about our business, operations, and financial performance based on current plans and estimates involving risks, uncertainties, and assumptions, which could differ materially from actual results. Factors that could cause such differences are discussed in the sections of this Annual Report titled Item 1A "Risk Factors" and "Cautionary Statements Regarding Forward-Looking Statements."

Unless otherwise noted, the discussions below relate to our continuing operations.

BUSINESS AND BASIS OF PRESENTATION

ADT is a leading provider of security, interactive, and smart home solutions serving residential and small business customers in the U.S. Our mission is to empower people to protect and connect what matters most with safe, smart, and sustainable solutions, delivered through innovative offerings, unrivaled safety, and a premium experience because we believe that everyone deserves to feel safe. Our vision is to:

- provide protection that is always on, always ready, powered by artificial intelligence and our expert team;
- enable real time and split-second response, with deeper information and context during emergencies and all the times in between;
- deliver a personalized experience that lives and evolves with the customer, tailored to lifestyles and life stages; and
- offer solutions for everyone, across all U.S. households, small businesses, and families through a variety of use cases —protection that follows people, not just properties.

As technology continues to get smarter and more capable, we are evolving toward a platform-centric software-as-a-product model. Our efforts are increasingly centered on our proprietary ADT+ application, which is designed to serve as a foundational ecosystem for both professionally installed and self-installed solutions, integrating human expertise with ambient sensing capabilities.

All financial information presented in this section has been prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States of America ("GAAP"), excluding our Non-GAAP measures, and includes the accounts of ADT Inc. and its subsidiaries. All intercompany transactions have been eliminated. As a result of the Commercial Divestiture and ADT Solar Exit, unless otherwise noted, we report current and historical financial and operating information for our one remaining segment.

For a more detailed discussion of our business and basis of presentation, refer to Item 1 "Business" and Note 1 "Description of Business and Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements in Item 15 "Exhibit and Financial Statement Schedules."

KEY PERFORMANCE INDICATORS

We evaluate our results using certain key performance indicators, including the operating metrics end-of-period recurring monthly revenue ("RMR") and gross customer revenue attrition, as well as GAAP total revenue and the non-GAAP measures Adjusted EPS and Adjusted EBITDA ("Adjusted EBITDA"), both from continuing operations. Computations of our key performance indicators may not be comparable to other similarly titled measures reported by other companies.

Certain operating metrics are approximated, as there may be variations to reported results due to certain adjustments we might make in connection with the integration over several periods of acquired companies that calculated these metrics differently or periodic reassessments and refinements in the ordinary course of business, including changes due to system conversions or historical methodology differences in legacy systems.

RMR and gross customer revenue attrition, as discussed below, exclude the former Commercial Business during 2023. The definition of these metrics has historically excluded activity related to the Solar Business and as such, these metrics were not impacted by the presentation of the Solar Business as a discontinued operation. Adjusted EBITDA reflects our continuing operations for all periods presented.

Total Revenue

Management and the Board of Directors use total revenue, which is calculated in accordance with GAAP, to evaluate the performance of employees (including members of management) and the Company as a whole, as well as to allocate resources. Refer to the section titled "Results of Operations—Revenue" for additional information.

RMR

RMR is generated by contractual recurring fees for monitoring and other recurring services provided to our customers, including contracts monitored but not owned.

We use RMR to evaluate our overall sales, installation, and retention performance. Additionally, we believe the presentation of RMR is useful to investors because it measures the volume of revenue under contract at a given point in time, which is a useful measure for forecasting future revenue performance as the majority of our revenue comes from recurring sources.

Gross Customer Revenue Attrition

Gross customer revenue attrition is defined as RMR lost as a result of customer attrition, net of dealer charge-backs and reinstated customers, excluding contracts monitored but not owned and self-setup/DIY customers. Customer sites are considered canceled when all services are terminated. Dealer charge-backs represent customer cancellations charged back to the dealers because the customer canceled service during the charge-back period, which is generally thirteen months.

Gross customer revenue attrition is calculated on a trailing twelve-month basis, the numerator of which is the RMR lost during the period due to attrition, net of dealer charge-backs and reinstated customers, and the denominator of which is total annualized RMR based on an average of RMR under contract at the beginning of each month during the period, in each case, excluding contracts monitored but not owned and self set-up/DIY customers.

We use gross customer revenue attrition to evaluate our retention and customer satisfaction performance, as well as evaluate subscriber trends by vintage year. Additionally, we believe the presentation of gross customer revenue attrition is useful to investors as it provides a means to evaluate drivers of customer attrition and the impact of retention initiatives.

Adjusted EPS

Adjusted EPS (from continuing operations) is a non-GAAP measure. Our definition of Adjusted EPS, a reconciliation of Adjusted EPS to diluted income (loss) from continuing operations per share (the most directly comparable GAAP measure), and additional information, including a description of the limitations relating to the use of Adjusted EPS, are provided under "Results of Operations—Non-GAAP Measures."

Adjusted EBITDA

Adjusted EBITDA (from continuing operations) is a non-GAAP measure. Our definition of Adjusted EBITDA, a reconciliation of Adjusted EBITDA to income (loss) from continuing operations (the most comparable GAAP measure), and additional information, including a description of the limitations relating to the use of Adjusted EBITDA, are provided under "Results of Operations—Non-GAAP Measures."

TRENDS, UNCERTAINTIES, AND FACTORS AFFECTING OPERATING RESULTS

The information described herein could have a material adverse effect on our business, financial condition, results of operations, cash flows, and/or key performance indicators.

Subscribers

As of December 31, 2025, we served approximately 6.1 million security monitoring service subscribers, which excludes customers from the divested Multifamily business. Generally, a significant upfront investment is required to acquire new subscribers, that in turn provide ongoing and predictable RMR generated from our monitoring services and other subscriber-based offerings. Although the economics of each installation may vary depending on the customer type, acquisition channel, and product and service offerings, we generally achieve revenue break-even in approximately two years.

The prices we are able to charge for our products and services are impacted by the type and complexity of the offerings that we provide, quality of our products and services; the introduction of additional features and offerings that increase value to the customer; and the microeconomic and macroeconomic environments in which we operate.

Demand for our offerings may be impacted by the (i) overall economic conditions in the geographies in which we operate; (ii) type, price and quality of our offerings compared to those of our competitors; (iii) changes in competition such as from the acquisition, disposition, or exiting of similar businesses by us or our competitors; (iv) overall state of the housing market; (v) perceived threat of crime; (vi) occurrence of significant life events such as the birth of a child or opening of a new business; and (vii) advancements or changes in technology.

New subscriber additions and customer attrition have a direct impact on our financial results, including revenue, operating income, and cash flows. A portion of our recurring subscriber base can be expected to cancel services each year for a variety of reasons including, but not limited to, relocation, loss to competition, cost, or service issues, or we may disconnect service due to non-payment. For example, a 1% change in customer attrition typically has approximately a $40 million impact on recurring revenue on an annualized basis.

As of December 31, 2025, gross customer revenue attrition was 13.1%, as compared to 12.7% in the prior year, driven by higher non-payment and voluntary disconnects partially offset by fewer relocations.

Relocations are sensitive to changes in the residential housing market, and fewer relocations generally lead to improvements in customer attrition, but fewer subscriber additions. Additionally, non-payment disconnects generally increase in a weaker macroeconomic environment. Furthermore, as we focus our newest offerings on our ADT+ platform, we face a heightened risk of attrition among legacy subscribers using systems that are not currently compatible with that platform without significant hardware upgrades. We may experience fluctuations in these or other trends in the future as changes in the general macroeconomic environment or housing market develop.

We have made significant progress toward increasing the variety of our offerings to accommodate increased consumer interest in automated security and other mobile technology applications due to advancements in technology, younger generations of consumers, and shifts to de-urbanization. Advances in technology are also helping us to improve our offerings and reduce certain costs. For example, our Remote Assistance Program provides our customers the ability to troubleshoot and resolve certain service issues, as well as other functions, through a live video stream with our skilled technicians. This provides customers with more options for receiving certain services that best fit their lifestyles while reducing our costs and eliminating thousands of vehicle trips.

We also market to customers through retail and e-commerce channels, including our website, and we have been supplementing existing channels to meet consumers where they prefer to shop. We believe adding additional sales channels will help drive subscriber growth.

Revenue and Offerings

The mix, price, offerings, sales and distribution channel, and equipment ownership of transactions impacts our results. For example, our results are impacted by the mix of transactions accounted for under a Company-owned equipment model versus an outright sales equipment model (referred to as outright sales). This is due to different accounting treatments applicable to each model, which are discussed in Note 2 "Revenue and Receivables." Historically, the majority of professional installation transactions occurred under a Company-owned model. However, since the second quarter of 2024, a growing percentage of our direct channel new subscriber adds are outright sales in connection with the national launch of our new ADT+ platform.

During 2025, we experienced an increase in both security installation, product, and other revenue and related costs due to the transition to our ADT+ platform, in which the equipment is sold outright to the customer. Currently, approximately 25% of new direct subscribers are outright sales. Beginning in early 2026, the Company expects to refine its go-to-market approach for certain non-ADT+ residential transactions and will transition such transactions to an outright sales model where equipment will be customer owned, which aligns with the equipment ownership model for ADT+ transactions. Accordingly, we expect this to result in an increase in security installation, product, and other revenue and cost of revenue recognized in the statements of operations in subsequent periods.

The mix of professional installation solutions versus self set-up solutions may impact our results in future periods, as professional installation solutions typically have higher contractual fees than our self set-up solutions as a result of differences in pricing, offer tactics, and level of products and services. As we refine our go-to-market approach and explore additional sales channels, we may experience an increase in the proportion of ADT self set-up customers, which are considered outright sales. Although the DIY market typically has lower monthly recurring fees than our professional installations, we believe this approach will allow us to grow our subscriber base.

Changes in our recurring revenue base, including subscriber count, price changes, or changes in the mix of offerings as discussed above, may impact our operating results. As of December 31, 2025, RMR was $359 million, consistent with the prior year, reflecting the sale of our Multifamily Business, offset by an increase in average prices.

Macroeconomic and Other Trends and Uncertainties

We may also experience an increase in other costs associated with factors such as (i) offering a wider variety of products and services; (ii) providing a greater mix of interactive and smart home solutions; (iii) replacing or upgrading certain system components due to technological advancements, cybersecurity upgrades, software or hardware end-of-life, or otherwise; (iv) supply chain disruptions or other impacts such as tariffs or trade restrictions; (v) inflationary pressures on costs such as materials, labor, and fuel; and (vi) other changes in prices, interest rates, or terms from our suppliers or vendors, or third party lenders. We aim to continuously evaluate and respond to changes in the above to drive efficiencies and meet customer demands.

We are currently monitoring, and will continue to monitor, macroeconomic trends and uncertainties such as the ongoing global memory chip shortage, key components of inflation, the status and effects of recently implemented or threatened tariffs and other trade restrictions, as well as potential changes to these tariffs or the imposition of reciprocal or other tariffs or trade restrictions by other countries. Any of these may have negative consequences for our supply chain due to price increases from our vendors or suppliers, or supply chain delays. At this time, we do not anticipate material negative impacts that cannot be mitigated through arrangements with our vendors and suppliers, price increases to our customers, or other actions, but there is no guarantee that we will be able to successfully mitigate the negative effects of any such macroeconomic trends and uncertainties. We are also unable at this time to determine any future negative impacts from reduced consumer spending as a result of inflationary or other pressures or uncertainty that may result from the imposition of current or future tariffs or other trade restrictions.

As part of our response to changes or pressures in the current macroeconomic environment, we have been evaluating, and continue to evaluate, cost-saving opportunities such as reducing headcount or our physical facilities footprint when appropriate, and reducing non-essential spend. While we have experienced some increase in costs as a result of inflation, we have, for the most part, been able to offset the rising costs through cost-saving opportunities, as well as price increases to our customers.

In addition, hurricanes, wildfires, and other natural disasters impacting certain areas in which we operate may result in service, sales, and installation disruptions to certain of our customers. As such, we evaluate the financial and business impacts these events have or may have in the future. We have not experienced any material losses related to natural disasters during the periods presented.

Tax Matters

During 2023, we utilized a significant portion of our NOLs to offset the gain generated from the sale of the Commercial Business. In 2024, we utilized the remaining NOLs and became a federal cash taxpayer in 2025.

Federal Tax Legislation

The OBBBA was signed into law in July 2025. It includes a broad range of tax reform provisions, some of which were favorable in 2025 to cash taxes. We evaluated the impact of the OBBBA on future periods and expect that the impact on cash taxes will likely be neutral.

Potential for Future Valuation Allowance

The valuation allowance for deferred tax assets relates to the uncertainty of the utilization of certain U.S. federal and state deferred tax assets. In evaluating our ability to recover our deferred tax assets, we consider all available positive and negative evidence, including enacted legislation such as the updates described above, which impact our assessment of whether a valuation allowance is needed.

We believe that our deferred tax asset for disallowed interest under IRC Section 163(j) will continue to grow from its current level. There is currently significant uncertainty in the matters we consider when evaluating our valuation allowance needs. Any material change to our valuation allowance in subsequent periods could materially and adversely impact our operating results.

Other Tax Matters

As a result of Apollo selling shares of our Common Stock (as discussed in Note 16 "Related Party Transactions") and our share repurchase program, an ownership change (as defined under Sections 382 and 383 of the Internal Revenue Code) occurred during the second quarter of 2025. Generally, an ownership change occurs when the aggregate ownership of certain shareholders shifts, for federal income tax purposes, by more than 50 percentage points in total over a rolling three-year period. An ownership change imposes annual limitations on a corporation's ability to utilize its tax attributes to offset future U.S. taxable income. Our tax attributes that are subject to the limitations primarily consist of disallowed interest carryforwards. However, the limitation as a result of the ownership change significantly exceeded the value of these attributes. As such, we currently do not expect a material impact to our results from this ownership change.

Other Business Updates

Origin AI Acquisition

On February 20, 2026, ADT acquired Origin AI, a provider of AI-enabled presence detection and ambient sensing technology. Origin AI's technology uses artificial intelligence and radio frequency signals to detect and classify human presence and activity within the home without the use of cameras, audio, or wearable devices. This technology is expected to enhance our ability to deliver improved alarm verification, reduce false alarms, and support new intelligent security and smart home use cases over time. The purchase price was $170 million in cash, subject to customary purchase price adjustments. Origin AI is now an indirect wholly owned subsidiary of ADT.

ADT Solar Exit

The results of operations and financial position of the Solar Business are classified as discontinued operations in the Company's Consolidated Statements of Operations and Consolidated Balance Sheets, respectively, for all periods presented. Additionally, the cash flows and comprehensive income (loss) of the Solar Business have not been segregated and are included in the Consolidated Statements of Cash Flows and Consolidated Statements of Comprehensive Income (Loss), respectively.

Exit charges incurred and paid were not material in 2025.

We do not expect the remaining estimated charges and cash expenditures to be material; however, various factors including unknown or unforeseen costs may cause additional charges or cash expenditures to be incurred.

Refer to Note 4 "Divestitures" in the Notes to Consolidated Financial Statements.

Google Update

We were reimbursed $30 million for each of the years 2025 and 2024 from the Google Success Funds primarily for certain joint marketing and customer acquisition expenses we incurred.

Refer to Note 13 "Commitments and Contingencies" in the Notes to Consolidated Financial Statements.

State Farm Update

The State Farm Development Agreement expired on October 13, 2025. On October 24, 2025, we repaid to State Farm approximately $78 million of the balance of the Opportunity Fund held by us. State Farm has no obligation to fund the Opportunity Fund in the future. In addition, we ended our State Farm partnership programs in existing states in connection with the expiration of the State Farm Development Agreement.

Refer to Note 10 "Equity" and Note 16 "Related Party Transactions" in the Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS

(in thousands, except as otherwise indicated)	Years Ended December 31,			$ Change	
Results of Operations:	**2025**	**2024**	**2023**	**2025 vs. 2024**	**2024 vs. 2023**
Revenue:					
Monitoring and related services	$4,354,087	$4,293,477	$4,178,998	$ 60,610	$ 114,479
Security installation, product, and other	774,520	604,969	473,826	169,551	131,143
Total revenue	5,128,607	4,898,446	4,652,824	230,161	245,622
Cost of revenue *(excluding depreciation and amortization)***:**					
Monitoring and related services	642,270	617,386	604,368	24,884	13,018
Security installation, product, and other	340,702	229,728	147,314	110,974	82,414
Total cost of revenue	982,972	847,114	751,682	135,858	95,432
Selling, general, and administrative expenses	1,469,518	1,500,470	1,386,697	(30,952)	113,773
Depreciation and intangible asset amortization	1,367,216	1,342,798	1,335,484	24,418	7,314
Operating income (loss)	1,308,901	1,208,064	1,178,961	100,837	29,103
Interest expense, net	(459,266)	(441,031)	(569,915)	(18,235)	128,884
Other income (expense)	(15,823)	48,137	(4,663)	(63,960)	52,800
Income (loss) from continuing operations before income taxes	833,812	815,170	604,383	18,642	210,787
Income tax benefit (expense)	(233,294)	(195,780)	(160,585)	(37,514)	(35,195)
Income (loss) from continuing operations before equity in net earnings (losses) of equity method investee	600,518	619,390	443,798	(18,872)	175,592
Equity in net earnings (losses) of equity method investee	—	—	6,572	—	(6,572)
Income (loss) from continuing operations	600,518	619,390	450,370	(18,872)	169,020
Income (loss) from discontinued operations, net of tax	(4,567)	(118,337)	12,639	113,770	(130,976)
Net income (loss)	$ 595,951	$ 501,053	$ 463,009	$ 94,898	$ 38,044
Diluted income (loss) from continuing operations per share of Common Stock	$ 0.68	$ 0.66	$ 0.47	$ 0.02	$ 0.19
Diluted weighted-average shares outstanding of Common Stock	841,176	908,700	919,149	(67,524)	(10,449)
Key Performance Indicators:[1]					
RMR	$ 358,657	$ 359,450	$ 353,064	$ (793)	$ 6,386
Gross customer revenue attrition (percentage)	13.1 %	12.7 %	12.9 %	N/A	N/A
Adjusted EPS [2]	$ 0.89	$ 0.75	$ 0.60	$ 0.14	$ 0.15
Adjusted EBITDA[2]	$2,680,376	$2,578,195	$2,481,305	$ 102,181	$ 96,890

---

(1) Refer to the "Key Performance Indicators" section for the definitions of these key performance indicators.

(2) Refer to the "Non-GAAP Measures" section for the definitions of these non-GAAP measures and reconciliations to the most comparable GAAP measures.

N/A—Not applicable.

Unless otherwise noted, our results of operations discussed below relate to continuing operations.

Revenue

Monitoring and related services revenue ("M&S Revenue") primarily comprises revenue generated from providing recurring monthly monitoring and other services, as well as revenue from time and materials billings. Security installation, product, and other revenue comprises installation revenue from the sale and installation of our security systems sold under an outright sales model, as well as the recognition of revenue that is deferred upon initiation of a monitoring contract in transactions occurring under a Company-owned model (amortization of deferred subscriber acquisition revenue).

Revenue during 2025, as compared to the prior year period, primarily reflects:

- **M&S Revenue**: (i) higher recurring revenue of $39 million primarily driven by an increase in average prices of $113 million, partially offset by a decrease in volume of $53 million, and (ii) higher revenue of $20 million attributable to time and materials billings resulting from increased volume.

- **Security installation, product, and other revenue**: higher installation revenue of $157 million primarily driven by a higher mix of professionally installed systems under the outright sales model.

Cost of Revenue

Monitoring and related services costs ("M&S Costs") primarily includes field service and call center costs incurred from providing recurring monthly monitoring and other services. Security installation, product, and other costs primarily includes costs incurred from the installation and sale of our security systems sold under the outright sales model.

Cost of revenue during 2025, as compared to the prior year period, primarily reflects:

- **M&S Costs:** higher M&S Costs of $25 million, primarily due to an increase in interactive fees.

- **Security installation, product, and other costs**: higher installation and product costs of $111 million, primarily due to a higher mix of professionally installed outright sales transactions.

Selling, General, and Administrative Expenses ("SG&A")

The decrease in SG&A during 2025, as compared to the prior year period, was primarily driven by:

- a decrease in general and administrative costs of $66 million primarily as a result of lower internal and external labor costs and lower costs attributable to legal settlements, partially offset by

- an increase in the amortization of deferred subscriber acquisition costs of $28 million.

Depreciation and Intangible Asset Amortization ("D&A")

The increase in D&A during 2025, as compared to the prior year period, primarily reflects an increase of $22 million in the amortization of customer contracts acquired under our authorized dealer program and from other third parties.

Interest Expense, net

The increase in interest expense, net during 2025, as compared to the prior year period, primarily reflects an increase in the unrealized loss on interest rate swaps of $29 million partially offset by a decrease of $11 million on our long-term debt primarily related to reductions in interest rates.

Other Income (Expense)

Other income (expense) during 2025, as compared to the prior year period, primarily reflects lower income from the Commercial transition services agreement ("TSA") of $37 million and higher loss on extinguishment of debt of $14 million.

Income Tax Benefit (Expense)

Income tax expense during 2025 was $233 million, resulting in an effective tax rate for the period of 28.0%. The effective tax rate primarily represents the federal statutory rate of 21.0%, state income taxes, net of federal benefits, of 4.8%, permanently non-deductible items of 1.3%, and an increase in unrecognized tax benefits of 0.8%.

Income tax expense during 2024 was $196 million, resulting in an effective tax rate for the period of 24.0%. The effective tax rate primarily represents the federal statutory rate of 21.0%, state income taxes, net of federal benefits, of 5.4%, and unfavorable impacts from dispositions of 1.2% and permanently non-deductible items of 0.8%, partially offset by favorable impacts from a decrease in unrecognized tax benefits of 4.0%.

Refer to Note 9 "Income Taxes" in the Notes to Consolidated Financial Statements for details on our effective tax rate.

NON-GAAP MEASURES

To provide investors with additional information in connection with our results as determined in accordance with GAAP, we disclose the following non-GAAP measures. These measures are not financial measures calculated in accordance with GAAP, and should not be considered as a substitute for net income, operating income, or their respective per share amounts as applicable, or any other measure calculated in accordance with GAAP, and may not be comparable to similarly titled measures reported by other companies.

Adjusted EPS

We define Adjusted EPS as diluted income (loss) from continuing operations per share adjusted for the per share amounts related to (i) share-based compensation expense; (ii) merger, restructuring, integration, and other items; (iii) impairment charges; (iv) unrealized (gains) or losses on interest rate swaps; (v) other non-cash or non-routine adjustments not necessary to operate our business; and (vi) the impact these items have on taxes.

The diluted weighted average shares outstanding used in Adjusted EPS is equal to diluted weighted average shares outstanding of Common Stock calculated in accordance with GAAP.

We believe Adjusted EPS is a benchmark used by analysts and investors in our industry to compare our performance against the performance of other companies, although this measure may not be directly comparable to similar measures reported by other companies. We believe the presentation of Adjusted EPS is useful to investors as it provides additional information about how our management evaluates the business. Beginning in 2025, management and the Board of Directors also use Adjusted EPS to evaluate the performance of employees (including members of management) and the Company as a whole, as well as to allocate resources.

There are material limitations to using Adjusted EPS as it does not include certain significant items, including the adjustments discussed above, which directly affect our diluted income (loss) from continuing operations per share (the most comparable GAAP measure). These limitations are best addressed by considering the economic effects of the excluded items independently and by considering Adjusted EPS in conjunction with diluted income (loss) from continuing operations per share as calculated in accordance with GAAP.

The table below reconciles Adjusted EPS to diluted income (loss) from continuing operations per share of Common Stock:

	Years Ended December 31,			$ Change	
	2025	2024	2023	2025 vs. 2024	2024 vs. 2023
Diluted income (loss) from continuing operations per share of Common Stock	$ 0.68	$ 0.66	$ 0.47	$ 0.02	$ 0.19
Share-based compensation expense	0.06	0.05	0.04	0.01	0.01
Merger, restructuring, integration, and other[1]	0.02	0.03	0.04	(0.01)	(0.01)
Goodwill impairment[2]	0.01	—	—	0.01	—
Interest rate swaps, net[3]	0.08	0.05	0.07	0.03	(0.02)
Loss on extinguishment of debt	0.02	0.01	0.02	0.01	(0.01)
Other, net	0.04	0.01	(0.04)	0.03	0.05
Tax impact on adjustments[4]	(0.04)	(0.07)	(0.03)	0.03	(0.04)
Adjusted EPS[5]	$ 0.89	$ 0.75	$ 0.60	$ 0.14	$ 0.15

---

(1) During 2025 and 2024, primarily relates to restructuring costs. During 2023, primarily includes integration and third-party strategic optimization costs, as well as restructuring costs.

(2) Represents a goodwill impairment charge associated with the Multifamily Divestiture. Refer to Note 6 "Goodwill and Other Intangible Assets" in the Notes to Consolidated Financial Statements.

(3) Represents unrealized gains or losses on interest rate swaps presented in interest expense, net and other income (expense).

(4) Represents the tax impact on adjustments using the federal and state blended statutory rate. During the fourth quarter of 2024, also includes tax reserve releases of approximately $30 million associated with The ADT Security Company's separation from Tyco.

(5) Amounts may not sum in this table due to rounding.

The increase in Adjusted EPS in 2025, as compared to 2024, was primarily due to approximately:

- $0.11 per share due to higher revenue, net of the related costs,
- $0.07 per share due to lower general and administrative costs, and
- $0.07 per share due to a decrease in our diluted weighted average shares outstanding as a result of share repurchases, partially offset by
- $(0.05) per share of other income (expense) primarily due to lower Commercial TSA income,
- $(0.03) per share due to higher amortization of deferred subscriber acquisition costs, and
- $(0.03) per share due to higher depreciation and amortization expense.

The increase in Adjusted EPS in 2024, as compared to 2023, was primarily due to approximately:

- $0.17 per share due to higher revenue, net of the related costs,
- $0.12 per share related to higher interest,
- $0.05 per share of other income (expense) primarily due to higher Commercial TSA income,
- $0.03 per share due to lower advertising costs, and
- $0.01 per share due to a decrease in our diluted weighted average shares outstanding as a result of share repurchases, partially offset by
- $(0.08) per share due to higher income tax expense,
- $(0.06) per share due to increased allowance for credit losses,
- $(0.04) per share due to higher amortization of deferred subscriber acquisition costs, and
- $(0.04) per share due to higher general and administrative costs.

The factors listed above exclude amounts that are outside of our definition of Adjusted EPS. Refer to the discussions above under "—Results of Operations" for further details.

Adjusted EBITDA

We define Adjusted EBITDA as income (loss) from continuing operations adjusted for (i) interest; (ii) taxes; (iii) depreciation and amortization, including depreciation of subscriber system assets and other fixed assets and amortization of dealer and other intangible assets; (iv) amortization of deferred costs and deferred revenue associated with subscriber acquisitions; (v) share-based compensation expense; (vi) merger, restructuring, integration, and other items; (vii) impairment charges; and (viii) other non-cash or non-routine adjustments not necessary to operate our business.

We believe Adjusted EBITDA is useful to investors to measure the operational strength and performance of our business. We believe the presentation of Adjusted EBITDA is useful as it provides investors additional information about our operating profitability adjusted for certain non-cash items, non-routine items we do not expect to continue at the same level in the future, as well as other items not core to our operations. Further, we believe Adjusted EBITDA provides a meaningful measure of operating profitability because we use it for evaluating our business performance, making budgeting decisions, and comparing our performance against other peer companies using similar measures, although this measure may not be directly comparable to similar measures reported by other companies.

There are material limitations to using Adjusted EBITDA. Adjusted EBITDA does not take into account certain significant items, including depreciation and amortization, interest, taxes, and other adjustments which directly affect our income (loss) from continuing operations. These limitations are best addressed by considering the economic effects of the excluded items independently and by considering Adjusted EBITDA in conjunction with income (loss) from continuing operations as calculated in accordance with GAAP.

The table below reconciles Adjusted EBITDA to income (loss) from continuing operations:

		Years Ended December 31,		$ Change	
(in thousands)	2025	2024	2023	2025 vs. 2024	2024 vs. 2023
Income (loss) from continuing operations	$ 600,518	$ 619,390	$ 450,370	$ (18,872)	$ 169,020
Interest expense, net	459,266	441,031	569,915	18,235	(128,884)
Income tax expense (benefit)	233,294	195,780	160,585	37,514	35,195
Depreciation and intangible asset amortization	1,367,216	1,342,798	1,335,484	24,418	7,314
Amortization of deferred subscriber acquisition costs	252,553	224,647	188,222	27,906	36,425
Amortization of deferred subscriber acquisition revenue	(358,413)	(346,209)	(301,708)	(12,204)	(44,501)
Share-based compensation expense	54,553	48,745	38,626	5,808	10,119
Merger, restructuring, integration, and other[1]	13,145	24,124	38,959	(10,979)	(14,835)
Goodwill impairment[2]	12,023	—	—	12,023	—
Unrealized (gain) loss on interest rate swaps[3]	15,461	17,996	16,511	(2,535)	1,485
Loss on extinguishment of debt	18,850	4,802	16,621	14,048	(11,819)
Other, net[4]	11,910	5,091	(32,280)	6,819	37,371
Adjusted EBITDA	$ 2,680,376	$ 2,578,195	$ 2,481,305	$ 102,181	$ 96,890

_____

(1) During 2025 and 2024, primarily relates to restructuring costs. During 2023, primarily includes integration and third-party strategic optimization costs, as well as restructuring costs.
(2) Represents a goodwill impairment charge associated with the Multifamily Divestiture. Refer to Note 6 "Goodwill and Other Intangible Assets" in the Notes to Consolidated Financial Statements.
(3) Includes the unrealized gain or loss on interest rate swaps presented in other income (expense).
(4) During 2023, primarily represents the gain on sale of a business and other investment.

The drivers listed below exclude amounts that are outside of our definition of Adjusted EBITDA. Refer to the discussions above under "—Results of Operations" for further details.

The increase in Adjusted EBITDA, as compared to the prior year period, was primarily due to:

- lower general and administrative expenses of $61 million,
- higher installation revenue, net of the associated costs and commissions, of $50 million, and
- higher M&S Revenue, net of the associated costs, of $36 million, partially offset by
- lower TSA income of $37 million.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and capital resources, along with our outstanding debt, primarily consist of the following:

(in thousands)	December 31, 2025
Cash and cash equivalents	$ 80,817
Restricted cash and restricted cash equivalents	$ 27,723
Availability under First Lien Revolving Credit Facility	$ 800,000
Uncommitted available borrowing capacity under 2020 Receivables Facility	$ 106,942
Carrying amount of total debt outstanding	$ 7,689,634

Liquidity

We expect our ongoing sources of liquidity to include cash generated from operations, borrowings under our credit facilities, and the issuance of equity and/or debt securities as appropriate given market conditions. Our future cash needs are expected to include cash for operating activities, working capital, capital expenditures, principal and interest payments on our debt, income tax payments, capital expenditures, expected dividend payments to our stockholders, potential share repurchases, and other business initiatives as they arise.

Our principal liquidity requirements are to finance current operations, invest in acquiring and retaining customers, purchase property and equipment, service our debt, invest in our information technology infrastructure, and return money to shareholders through dividends and share repurchases.

Our liquidity requirements are primarily funded by our cash flows from operations. Cash inflows from operations primarily include cash received from customers related to monthly recurring revenue from providing monitoring and other services, as well as cash from the sale and installation of our security systems. Cash outflows from operations primarily relate to providing services to our customers, general and administrative costs, certain costs associated with acquiring new customers, interest payments, and taxes.

We are a highly leveraged company with significant debt service requirements and have both fixed-rate and variable-rate debt. We also entered into, and may continue to enter into, interest rate swaps to manage interest on our debt. Further, cash outflows for interest payments are not consistent between quarters, with larger outflows occurring in the first and third quarters, and may vary as a result of our variable rate debt and interest rate swaps.

We may periodically seek to repay, redeem, repurchase, or refinance our indebtedness, or seek to repurchase and retire our outstanding securities through cash purchases in the open market, privately negotiated transactions, a 10b5-1 repurchase plan, or otherwise, and any such transactions may involve material amounts.

We are closely monitoring the impact of any inflationary pressures and changes in interest rates on our cash position. However, we believe our cash position, borrowing capacity available under our First Lien Revolving Credit Facility and 2020 Receivables Facility, and cash provided by operating activities are, and will continue to be, adequate to meet our operational and business needs in the next twelve months, as well as our long-term liquidity needs.

Material Cash Requirements

Our cash requirements within the next twelve months primarily include current maturities and interest on our long-term debt and leases, accounts payable and other current liabilities, purchase commitments and other obligations entered into in the ordinary course of business, dividends on our Common Stock, and potential share repurchases under our approved plan.

As of December 31, 2025, our significant short-term and long-term cash requirements, excluding cash required for operations, under our various contractual obligations and commitments primarily included:

- *Debt principal* – As of December 31, 2025, our expected future debt principal payments, excluding finance leases, totaled approximately $7.8 billion, with $288 million due in 2026 primarily related to payments on our 2020 Receivables Facility, our first lien notes due 2026 (the "First Lien Notes due 2026"), and required quarterly amortization payments.

  As of December 31, 2025, our next debt maturity will occur in April 2026 with respect to the remaining outstanding balance of $75 million of our First Lien Notes due 2026. We intend, and believe that we will have the ability through use of our ongoing sources of liquidity, to redeem these notes before or at maturity.

  Refer to Note 7 "Debt" in the Notes to Consolidated Financial Statements for further details of our debt and the timing of expected future principal payments.

- *Interest payments* – Future interest payments on our fixed-rate debt are based on the contractual terms. Future interest payments on our variable-rate debt and the effects of our interest rate swaps are based on SOFR, plus the applicable margin in effect as of December 31, 2025.

  During 2025, we paid net cash interest of $409 million, including interest on interest rate swaps and leases. As of December 31, 2025, expected future interest payments totaled approximately $2.0 billion through 2042, with approximately $340 million due in 2026. Additionally, we expect to incur annual interest payments of approximately $260 - $355 million during each of the years 2027 - 2030 and a total of approximately $380 million thereafter.

- *Leases* – As of December 31, 2025, our expected future operating and finance lease payments, including interest of $23 million, totaled $169 million, with $47 million due in 2026.

  Refer to Note 14 "Leases" in the Notes to Consolidated Financial Statements for further details of our obligations and the timing of expected future payments.

- **_Purchase obligations_** – Our material cash requirements for purchases of goods or services entered into in the ordinary course of business, including purchase orders and contractual obligations, primarily consist of information technology services and equipment, including investments in our information technology infrastructure and telecommunication services, and direct materials. Our future purchase obligations may be impacted by changes in our business or other internal or external factors. As our business continues to grow organically or through acquisitions, our obligations may grow as well.

  As of December 31, 2025, our contractual obligations entered into in the ordinary course of business, including agreements that are enforceable and legally binding and have a remaining term in excess of one year, totaled approximately $448 million, with approximately $273 million expected to be paid in 2026.

  In addition, as of December 31, 2025, we had outstanding purchase orders of approximately $136 million primarily related to direct materials and information technology and marketing services, which are expected to be materially satisfied in 2026.

  Refer to Note 13 "Commitments and Contingencies" in the Notes to Consolidated Financial Statements for the amounts and timing of such payments.

- **_Google Success Funds_** – The Google Commercial Agreement requires us and Google to each contribute $150 million toward certain joint commercial efforts. Additionally, during 2022 we entered into the Google Commercial Agreement Amendment in which Google agreed to commit an additional $150 million. While the timing of these contributions is still uncertain, we expect to contribute the majority of our $150 million commitment under the Google Commercial Agreement by the end of 2026.

  As of December 31, 2025, we have incurred life-to-date expenses of approximately $100 million related to the initiatives funded from the initial segment of the Google Success Funds and had received $90 million of reimbursement from the Google Success Funds, with the remaining $10 million reimbursed during January 2026.

- **_Google Cloud Agreement Addendum_** – Since December 2023, we are obligated to make purchases from Google totaling $200 million over a seven-year period (through December 2030), with an aggregate of $35 million in the first two years, an aggregate of $65 million in the next two years after that, and an aggregate of $100 million in the last three years of the commitment. As of December 31, 2025, we continue to work to meet this commitment.

- **_Customer account purchases_** – Our indirect channel customers are generated mainly through our ADT Authorized Dealer Program. As opportunities arise, we may engage in selective third-party account purchases, which typically involve the purchase of a set of customer accounts from other security service providers. For example, we paid initial cash at closings of $115 million for customer accounts from third parties during 2025.

- **_Taxes_** – While we have historically made cash tax payments to certain states, starting in the second quarter of 2025, we began making federal cash tax payments. The specific payment amounts may fluctuate each quarter based on our financial results and tax positions taken.

  In addition, we have $57 million of unrecognized tax benefits, excluding interest and penalties, related to various tax positions we have taken. These liabilities may increase or decrease over time primarily as a result of tax examinations, and given the status of the examinations, we cannot reliably estimate the period of any cash settlement with the respective taxing authorities.

  Refer to Note 9 "Income Taxes" in the Notes to Consolidated Financial Statements.

- **_Share Repurchases_** – On February 20, 2026, our Board of Directors authorized a three-year share repurchase plan (the "2026 Share Repurchase Plan"), pursuant to which we are authorized to repurchase, through April 30, 2029, up to a maximum aggregate amount of $1.5 billion of shares of our Common Stock.

  As of the date of this 2025 Annual Report, we have not made any repurchases under the 2026 Share Repurchase Plan.

- **_Dividends_** – Stockholders are entitled to receive dividends when, as, and if declared by our Board of Directors out of funds legally available for that purpose. On March 2, 2026, we announced a dividend of $0.055 per share to holders of Common Stock and Class B Common Stock of record on March 12, 2026, which will be distributed on or about April 2, 2026.

  Refer to Note 10 "Equity" in the Notes to Consolidated Financial Statements for dividends declared and paid during the periods presented.

- ***Off-balance sheet arrangements*** – As of December 31, 2025, we had guarantees primarily related to standby letters of credit on our insurance programs totaling $48 million.

  We do not have any other arrangements giving rise to material obligations that are not reported in our consolidated balance sheets, as described in Item 303 of SEC Regulation S-K.

Cash Flow Analysis

The following table is a summary of our cash flow activity for the periods presented:

(in thousands)	Years Ended December 31,			$ Change	
	2025	**2024**	**2023**	**2025 vs. 2024**	**2024 vs. 2023**
Net cash provided by (used in):					
Operating activities	$ 1,884,163	$ 1,884,899	$ 1,657,726	$ (736)	$ 227,173
Investing activities	$ (1,117,774)	$ (1,295,428)	$ 242,493	$ 177,654	$ (1,537,921)
Financing activities	$ (861,914)	$ (515,356)	$ (2,143,849)	$ (346,558)	$ 1,628,493

The discussion below includes cash flows from both continuing operations and discontinued operations consistent with the presentation on the Consolidated Statements of Cash Flows.

Cash Flows from Operating Activities

Net cash provided by operating activities was flat for 2025 as compared to 2024, and primarily reflects an increase in cash tax payments, a higher proportion of outright sales transactions, and higher variable payroll-related payments. These items were partially offset by improved operating performance, changes in assets and liabilities due to the volume and timing of other operating cash receipts and payments with respect to when the transactions are reflected in earnings, and the benefit of lower outflows in the current year related to our former Solar Business. Refer to the discussions above under "—Results of Operations" for further details.

Cash Flows from Investing Activities

The decrease in net cash used in investing activities for 2025 compared to 2024 was due to a decrease in subscriber system assets expenditures of $127 million primarily due to a higher proportion of outright sales in the current year. In addition, in the fourth quarter of 2025, we received proceeds from our Multifamily Divestiture in the amount of $51 million.

Cash Flows from Financing Activities

The increase in net cash used in financing activities for 2025 compared to 2024 was primarily due to:

- higher share repurchases of $366 million and
- repayment of the Opportunity Fund in the amount of $78 million in connection with the expiration of the State Farm Development Agreement, partially offset by
- an increase in net borrowings on our 2020 Receivables Facility of $63 million due to timing of proceeds and the amendment in March 2025, and
- a decrease in net repayments on long-term debt of $57 million primarily due to scheduled quarterly amortization payments, as well as other repayments and borrowings, during the current period (as discussed below under the heading "Long-Term Debt"), compared to the repayment of the First Lien Notes due 2024 during the prior period.

Long-Term Debt

As of December 31, 2025, our debt (excluding finance leases and any deferred financing costs, discounts, premiums, or fair value adjustments) consisted of the following *(in thousands)*:

Debt Description	Issued	Maturity	Interest Rate	Interest Payable	Principal
First Lien Term Loan B due 2030	10/13/2023	10/13/2030	Term SOFR + 2.00%	Quarterly	$ 1,764,249
First Lien Term Loan B-2 due 2032	3/7/2025	3/7/2032	Term SOFR + 1.75%	Quarterly	1,441,989
First Lien Term Loan A due 2030	10/28/2025	10/28/2030	Term SOFR + 1.50%	Quarterly	325,000
First Lien Notes due 2026	4/4/2019	4/15/2026	5.750%	3/15 and 9/15	75,000
First Lien Notes due 2027	8/20/2020	8/31/2027	3.375%	6/15 and 12/15	1,000,000
First Lien Notes due 2029	7/29/2021	8/1/2029	4.125%	2/1 and 8/1	1,000,000
First Lien Notes due 2033	10/15/2025	10/15/2033	5.875%	1/15 and 7/15	1,000,000
ADT Notes due 2032	5/2/2016	7/15/2032	4.875%	1/15 and 7/15	728,016
ADT Notes due 2042	7/5/2012	7/15/2042	4.875%	1/15 and 7/15	21,896
2020 Receivables Facility	3/5/2020	11/20/2030	Various	Monthly	443,058
Total					$ 7,799,208

The following discussion relates to significant changes to our debt agreements and activity during 2025.

Refer to Note 7 "Debt" in the Notes to Consolidated Financial Statements for further details of our debt agreements, including interest rates, covenants, and other descriptions of these agreements.

First Lien Credit Agreement

Our first lien credit agreement dated as of July 1, 2015 (together with subsequent amendments and restatements, the "First Lien Credit Agreement") provides for term loans (the "First Lien Term Loan B due 2030" and "First Lien Term Loan B-2 due 2032," together, the "First Lien Term Loan Bs") and a first lien revolving credit facility (the "First Lien Revolving Credit Facility").

Below is a summary of key events related to the First Lien Credit Agreement in 2025:

- *March 2025 -* We amended and restated the First Lien Credit Agreement, which provided for the issuance of a new $600 million First Lien Term Loan B-2 due 2032, and received net proceeds of $597 million. We used the net proceeds to redeem $500 million of the First Lien Notes due 2026. The First Lien Term Loan B-2 due 2032 is subject to a springing maturity of 91 days prior to the maturity date of certain long-term indebtedness of Prime Security Services Borrower, LLC and its subsidiaries if, on such date, the aggregate principal amount of such indebtedness equals or exceeds $1 billion. Loans under the First Lien Term Loan B-2 due 2032 are treated as a separate class from the existing loans under the First Lien Term Loan B due 2030.

- *July 2025 -* We amended and restated the First Lien Credit Agreement, which provided for the issuance of $550 million of incremental borrowings under the First Lien Term Loan B-2 due 2032, and received net proceeds of $545 million. We used the net proceeds and cash on hand to redeem $550 million of the First Lien Notes due 2026.

- *October 2025 -* We amended and restated the First Lien Credit Agreement, which provided for the issuance of $300 million of incremental borrowings under the First Lien Term Loan B-2 due 2032, and received net proceeds of $297 million. We used the proceeds to partially redeem the Second Lien Notes due 2028.

- *October 2025 -* We redeemed $200 million of the First Lien Term Loan B due 2030 using proceeds from the First Lien Term Loan A due 2030 (defined below).

In addition, during 2025, we borrowed and repaid $198 million under the First Lien Revolving Credit Facility.

We are required to make scheduled quarterly principal payments on the First Lien Term Loan Bs, with the remaining balances payable at maturity. We may make voluntary prepayments on the First Lien Term Loan Bs at any time prior to maturity at par.

Additionally, based on certain specified net first lien leverage ratios, we may be required to make annual prepayments on the outstanding First Lien Term Loan B due 2030 with a percentage of our excess cash flow, as defined in the First Lien Credit Agreement, if our excess cash flow exceeds a certain specified threshold, which is 0% if our net first lien leverage ratio is less than or equal to 2.20 to 1.00. As of December 31, 2025, we were not required to make any annual prepayments based on our excess cash flow.

We may also be required to make a 1.00% prepayment premium on the First Lien Term Loan B-2 due 2032 in the event of certain specified refinancing events during the first six months after the most recent amendment. As of December 31, 2025, we were not required to make such prepayments.

First Lien Term Loan A due 2030

In October 2025, we entered into a term loan credit agreement (together with subsequent amendments and restatements, the "Term Loan Credit Agreement") for an aggregate principal amount of $325 million of term loans under a senior secured term loan A facility (the "First Lien Term Loan A due 2030"). We used the proceeds for general corporate purposes and to redeem $200 million of the First Lien Term Loan B due 2030.

The First Lien Term Loan A due 2030 requires scheduled amortization payments, commencing on March 31, 2026, in annual amounts equal to (a) prior to March 31, 2028, 2.5% of its original principal amount and (b) on or after March 31, 2028, 5.0% of its original principal amount, payable quarterly, with the balance payable at maturity. We may make voluntary prepayments of the First Lien Term Loan A due 2030 at any time prior to maturity at par.

The First Lien Term Loan A due 2030 bears interest at a rate equal to, at our option, either (a) a Term SOFR rate with a floor of zero or (b) a base rate determined by reference to the highest of (i) the federal funds rate plus 0.50% per annum, (ii) the rate of interest per annum last quoted by The Wall Street Journal as the "Prime Rate" in the United States and (iii) the one-month adjusted term SOFR plus 1.00% per annum, in each case, plus an applicable margin of 1.50% per annum for Term SOFR loans and 0.50% per annum for Base Rate loans, subject to adjustments based on certain specified net first lien leverage ratios. We have elected the Term SOFR alternative to apply to borrowings of the First Lien Term Loan A due 2030.

Additionally, the Term Loan Credit Agreement includes customary mandatory prepayment provisions, covenants and restrictions, including a financial maintenance covenant requiring us to comply as of the last day of each fiscal quarter, beginning with the fiscal quarter ending March 31, 2026, with a specified maximum consolidated net first lien leverage ratio.

First Lien Notes due 2026 Partial Redemptions

The First Lien Notes due 2026 are due at maturity, and may be redeemed, in whole or in part, at any time at a make-whole premium plus accrued and unpaid interest to, but excluding, the redemption date.

As discussed above, partial redemptions of the First Lien Notes due 2026 were as follows:

- *March 2025* - We redeemed $500 million of the First Lien Notes due 2026, excluding accrued and unpaid interest, for a total redemption price of $506 million, which includes a make-whole payment, using proceeds from our March 2025 issuance of the First Lien Term Loan B-2 due 2032.

- *July 2025* - We redeemed $550 million of the First Lien Notes due 2026, excluding accrued and unpaid interest, for a total redemption price of $554 million, which includes a make-whole payment, using proceeds from our July 2025 issuance of the First Lien Term Loan B-2 due 2032 and cash on hand.

- *December 2025* - We redeemed $225 million of the First Lien Notes due 2026, excluding accrued and unpaid interest, for a total redemption price of $226 million, which includes a make-whole payment, using cash on hand.

We intend to redeem the remaining outstanding balance of $75 million of the First Lien Notes due 2026 on or before maturity.

First Lien Notes due 2033

In October 2025, we issued $1.0 billion aggregate principal amount of 5.875% first-priority senior secured notes due 2033 (the "First Lien Notes due 2033").

The First Lien Notes due 2033 will mature on October 15, 2033, with semi-annual interest payment dates of January 15 and July 15 of each year, beginning January 15, 2026, and may be redeemed at our option as follows:

- Prior to October 15, 2032, in whole at any time or in part from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the First Lien Notes due 2033 to be redeemed and (ii) the sum of the present values of the aggregate principal amount of the First Lien Notes due 2033 to be redeemed and the remaining scheduled interest payments due on any date after the redemption date, to and including October 15, 2032, discounted at an adjusted treasury rate plus 50 basis points, plus, in either case accrued and unpaid interest as of, but excluding, the redemption date.

- On or after October 15, 2032, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the First Lien Notes due 2033 to be redeemed and accrued and unpaid interest as of, but excluding, the redemption date.

Second Lien Notes due 2028 Redemption

In October 2025, we redeemed the entire outstanding balance of $1.3 billion of the Second Lien Notes due 2028 using proceeds from the First Lien Notes due 2033, incremental borrowings under the First Lien Term Loan B-2 due 2032, and cash on hand.

2020 Receivables Facility

Below is a summary of significant amendments to the 2020 Receivables Facility in 2025:

- *March 2025 -* We amended the agreement governing the 2020 Receivables Facility to extend the uncommitted revolving period to March 2026, reduce the interest rate on outstanding borrowings, and increase the advance rate on pledged collateral.

We service the transferred retail installment contract receivables and are responsible for ensuring related collections are remitted to a segregated account in the SPE's name. On a monthly basis, the segregated bank account is utilized to make required principal, interest, and other payments due under the 2020 Receivables Facility. The segregated account is considered restricted cash in our Consolidated Balance Sheets.

During 2025, we borrowed $269 million and repaid $234 million under the 2020 Receivables Facility.

Debt Covenants

Our credit agreements and indentures associated with the borrowings above contain certain covenants and restrictions that limit our ability to, among other things, incur additional debt or issue certain preferred equity interests; create liens on certain assets; make certain loans or investments (including acquisitions); pay dividends on or make distributions in respect of the capital stock or make other restricted payments; consolidate, merge, sell, or otherwise dispose of all or substantially all of our assets; sell assets; enter into certain transactions with affiliates; enter into sale-leaseback transactions; restrict dividends from our subsidiaries or restrict liens; change our fiscal year; and modify the terms of certain debt or organizational agreements.

We are also subject to a springing financial maintenance covenant under the First Lien Credit Agreement, which requires us to not exceed a specified first lien leverage ratio at the end of each fiscal quarter if the testing conditions are satisfied. The covenant is tested if the outstanding loans under the First Lien Revolving Credit Facility, subject to certain exceptions, exceed 30% of the total commitments under the First Lien Revolving Credit Facility at the testing date (i.e., the last day of any fiscal quarter).

As of December 31, 2025, we were in compliance with all financial covenant and other maintenance tests for all our debt obligations, and we do not believe there is a material risk of future noncompliance with our financial covenant and other maintenance tests.

CRITICAL ACCOUNTING ESTIMATES

The accompanying consolidated financial statements are prepared in accordance with GAAP, which requires us to select accounting policies and make estimates that affect amounts reported in the financial statements and the accompanying notes. Management's estimates are based on the relevant information available at the end of each period. Actual results could differ materially from these estimates under different assumptions or market conditions.

The following discussion includes estimates prepared in accordance with GAAP that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations, and are based on, among other things, estimates, assumptions, and judgments made by management that include inherent risks and uncertainties. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances.

Refer to the Notes to Consolidated Financial Statements included in this Annual Report for further discussion of our significant accounting policies and the effect on our financial statements.

Revenue Recognition

We generate revenue through contractual monthly recurring fees received for monitoring and related services provided to customers as well as the sale and installation of security systems. Prior to the ADT Solar Exit, we also generated revenue through the sale and installation of solar systems. We allocate the transaction price to each performance obligation in contracts with our customers using estimates of standalone selling price. We use judgment to determine the standalone selling prices for our performance obligations. If a standalone selling price is not directly observable, we may use other observable internal and external pricing, profitability, and certain operational metrics.

Estimated Life of Customer Relationships

A significant portion of our depreciation and amortization is based on the expected life of our customer relationships. We periodically perform lifing studies to (i) estimate the expected life of our customer relationships and the attrition pattern of our customers; (ii) establish the amortization rates of our customer account pools discussed below in order to reflect the pattern of future economic benefit; and (iii) assess the continued reasonableness of our existing depreciation and amortization policies.

The results of the lifing studies are based on historical customer terminations. The lifing studies indicate that we can expect attrition to be the greatest in the initial years of asset life. Therefore, to align our depreciation and amortization to the pattern in which the related economic benefits are consumed, we use an accelerated method that best matches the future amortization cost with the estimated revenue stream from these customer pools.

Subscriber System Assets and Deferred Subscriber Acquisition Costs - Subscriber system assets and any related deferred subscriber acquisition costs are accounted for on a pooled basis based on the month and year of acquisition. We depreciate and amortize these assets using an accelerated method over the estimated life of the customer relationship, which is 15 years, using an average declining balance rate of approximately 250% that converts to straight-line methodology when the resulting charge is greater than that from the accelerated method. This results in an average charge of approximately 55% of the pool within the first five years, 25% within the second five years, and 20% within the final five years.

Customer Account Purchases - Purchases of contracts with customers under the ADT Authorized Dealer Program, or from other third parties, are considered asset acquisitions and are recognized based on the cost to acquire the assets, which may include cash consideration, non-cash consideration, contingent consideration, and directly-attributable transaction costs. These assets are accounted for on a pooled basis based on the month and year of acquisition. Based on the results of our lifing studies, we amortize our pooled contracts with customers using an accelerated method over the estimated life of the customer relationship, which is generally 15 years using an average declining balance rate of approximately 300% that converts to straight-line methodology when the resulting amortization charge is greater than that from the accelerated method. This results in an average amortization of approximately 65% of the pool within the first five years, 25% within the second five years, and 10% within the final five years.

The accelerated methods and estimated lives used to calculate depreciation and amortization expense have not changed during the periods presented. Additionally, these estimates remain relatively consistent year over year due to the large and homogenous nature of our customer pools. Significant changes in our business model, such as a reduction in the number of customers under multi-year contracts, or a prolonged shift in our attrition patterns, could impact the expected life of our customer relationships.

Goodwill

Goodwill and indefinite-lived intangible assets (as discussed below) are not amortized and are tested for impairment at least annually as of the first day of the fourth quarter of each year and more often if an event occurs or circumstances change which indicate it is more-likely-than-not that fair value is less than carrying amount. Under a qualitative approach, we assess whether it is more-likely-than-not that a reporting unit's fair value is less than its carrying amount. Under a quantitative approach, we estimate the fair value of a reporting unit and compare it to its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized.

On October 1, 2025, we completed our annual goodwill impairment test by qualitatively testing the goodwill assigned to the Company's reporting unit. Based on the results of the qualitative test, we concluded that it is more likely than not that the fair value of the Company's reporting unit exceeds its carrying value and no impairment was recognized.

During the third quarter of 2025, we recorded a goodwill impairment charge of $12 million in connection with the Multifamily Divestiture, which is reflected in SG&A, and derecognized the remaining $6 million of goodwill upon completion of the divestiture on October 1, 2025. Refer to Note 4 "Divestitures" in the Notes to Consolidated Financial Statements.

We also had previously recorded goodwill impairment charges associated with the Solar reporting unit, which are now presented in income (loss) from discontinued operations, net of tax.

In prior years' quantitative impairment tests, we estimated the fair value of the reporting unit using the income approach, which discounts projected cash flows using market participant assumptions. The income approach includes significant assumptions including, but not limited to, forecasted revenue, operating profit margins, Adjusted EBITDA margins, operating expenses, cash flows, perpetual growth rates, and discount rates. In developing these assumptions, we rely on various factors including operating results, business plans, economic projections, anticipated future cash flows, and other market data.

The estimated fair value of a reporting unit calculated using the income approach is sensitive to changes in the underlying assumptions. Examples of events or circumstances that could reasonably be expected to negatively affect the underlying judgments and factors and ultimately impact the estimated fair value determinations may include such items as a prolonged downturn in the business environment, changes in economic conditions that significantly differ from our assumptions in timing or degree, volatility in equity and debt markets resulting in higher discount rates, and unexpected regulatory changes. As a result, there are inherent uncertainties related to these judgments and factors in applying them to the goodwill impairment tests.

Indefinite-Lived Intangible Assets

As of December 31, 2025, our only indefinite-lived intangible asset is the ADT trade name, which has a carrying value of $1.3 billion. The ADT trade name was acquired in connection with the ADT Acquisition in May 2016. When performing a quantitative impairment test, the fair value of the ADT trade name is determined using a relief from royalty method, which is an income approach that estimates the cost savings that accrue to us that we would otherwise have to pay in the form of royalties or license fees on revenue earned through the use of the asset. The utilization of the relief from royalty method requires us to make significant assumptions including revenue growth rates, the implied royalty rate, and the discount rate.

We performed a quantitative impairment test over the ADT trade name as of October 1, 2025 and 2024, and the fair value of the ADT trade name substantially exceeded its carrying value as of each testing date. In connection with our quantitative impairment test, we perform a sensitivity analysis on the key assumptions used to determine the fair value of the ADT trade name. During the periods presented, the results of our sensitivity analysis did not have a material impact on the conclusions reached.

We may, in future periods, perform a qualitative testing approach, where we assess whether it is more-likely-than-not that the ADT trade name's fair value is less than its carrying amount.

Business Combinations

We account for the acquisitions of businesses using the acquisition method of accounting. The assets acquired and liabilities assumed in connection with business acquisitions are recorded at the date of acquisition at their estimated fair values, with any excess of the purchase price over the estimated fair values of the net assets acquired recorded as goodwill.

We use various methods to determine fair value depending on the type of assets acquired and liabilities assumed. We make estimates and assumptions about projected future cash flows including, but not limited to, forecasted revenue, Adjusted EBITDA margins, operating expenses, cash flows, perpetual growth rates, and discount rates.

Significant judgment is required in estimating the fair value of assets acquired and liabilities assumed and in assigning useful lives to certain definite-lived intangible and tangible assets. Accordingly, we may engage third-party valuation specialists to assist in these determinations. The fair value estimates are based on information available as of the acquisition date and assumptions deemed reasonable by management but are inherently uncertain.

Customer Relationships - Customer relationships acquired as part of business acquisitions are generally amortized over a period of up to 15 years based on management estimates about the amounts and timing of estimated future revenue from customer accounts and average customer account life that existed at the time of the related business acquisition. The majority of our customer relationships acquired in business combinations that originated from the Formation Transactions and the ADT Acquisition were fully amortized during 2023.

Dealer Relationships - Dealer relationships originated from the Formation Transactions and the ADT Acquisition and are primarily amortized on a straight-line basis over 19 years based on management estimates about the longevity of the underlying dealer network and the attrition of those respective dealers that existed at the time of the related business acquisition.

During 2025, 2024, and 2023, other definite-lived intangible assets acquired in business acquisitions were not material, and we have not recorded any material measurement period adjustments to purchase price allocations.

Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the temporary differences between the recognition of revenue and expenses for income tax and financial reporting purposes and between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. We record the effect of a tax rate or law change on our deferred tax assets and liabilities in the period of enactment. Future tax rate or law changes could have a material effect on our results of operations, financial condition, or cash flows.

In evaluating our ability to recover our deferred tax assets, we consider all available positive and negative evidence, including our past operating results, the existence of cumulative losses in the most recent years, and our forecast of future taxable income. In estimating future taxable income, we develop assumptions related to the amount of future pre-tax operating income, the timing and amount of the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage our underlying businesses.

We recognize positions taken or expected to be taken in a tax return in the consolidated financial statements when it is more-likely-than-not that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit with greater than 50% likelihood of being realized upon ultimate settlement. We record liabilities for positions that have been taken but do not meet the more-likely-than-not recognition threshold. We adjust the liabilities for unrecognized tax benefits in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a change to the estimated liabilities, along with impacts to the effective tax rate and cash tax.

Refer to Note 9 "Income Taxes" in the Notes to Consolidated Financial Statements for details on our valuation allowances and unrecognized tax benefits.

ACCOUNTING PRONOUNCEMENTS

Refer to Note 1 "Description of Business and Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Our operations expose us to a variety of market risks, including the effects of changes in interest rates as we have both fixed-rate and variable-rate debt. We monitor and manage these financial exposures as an integral part of our overall risk management program. Our policies allow for the use of specified financial instruments for hedging purposes only. The use of derivatives for speculation purposes is prohibited.

Interest Rate Risk

We manage interest rate exposure on our variable-rate debt through interest rate swap contracts. As of December 31, 2025, the principal balance of our debt, excluding finance leases, that was subject to a variable-rate was approximately 2% (including the impact of interest rate swaps) and approximately 51% (excluding the impact of interest rate swaps) of the total carrying amount of our debt.

If current SOFR increases or decreases, the increase or decrease in our debt service obligations on the majority of our variable rate indebtedness will be materially neutralized as our interest rate swaps hedge any increase or decrease in current SOFR.

The impact of a hypothetical 10% change in interest rates on the fair value of our long-term debt (excluding finance leases) and interest rate swap contracts would be:

	As of December 31,			
	2025		2024	
Long-term debt (excluding finance leases):				
Carrying amount	$	7.6 billion	$	7.6 billion
Fair value[1]	$	7.7 billion	$	7.6 billion
Fair value impact of hypothetical 10% change in interest rates	$	171 million	$	156 million
Interest rate swap contracts:				
Notional value	$	6.9 billion	$	3.8 billion
Fair value - net asset / (liability)[2]	$	38 million	$	109 million
Fair value impact of hypothetical 10% change in interest rates	$	44 million	$	18 million

(1)   The fair value of long-term debt is based on the implied yield from broker-quoted market prices. The carrying amounts of debt outstanding, if any, under the Company's revolving credit facility and receivables facility approximate fair values as interest rates on these borrowings approximate current market rates.

(2)   The fair value of interest rate swap contracts is based on discounted cash flow analyses.

Refer to Note 7 "Debt" and Note 8 "Derivative Financial Instruments" in the Notes to Consolidated Financial Statements for details on our debt and interest rate swaps, respectively.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The Report of Independent Registered Public Accounting Firm, our consolidated financial statements, and the accompanying Notes to Consolidated Financial Statements that are filed as part of this Annual Report are listed under Item 15 "Exhibit and Financial Statement Schedules" and are set forth beginning on page F-1 immediately following the signature pages of this Annual Report.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A.   CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2025, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined under Exchange Act Rules 13a-15(f) and 15d-15(f)). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management performed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025 based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on our assessment and those criteria, our management determined that our internal control over financial reporting was effective as of December 31, 2025.

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears in Part IV of this Annual Report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in our management's evaluation pursuant to Rules 13a-15(d) and 15d-15(d) of the Exchange Act during the three months ended December 31, 2025 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

During 2023, ADT began a multi-year IT transformation project by which we are migrating much of ADT's infrastructure to the cloud. The initiative includes certain aspects of our customer relationship management and enterprise resource planning systems. In 2024, we nationally launched our customer relationship management system for our residential pro-install customers, which resulted in changes to our processes, procedures, and our ICFR; and expect these changes to materially affect our ICFR in 2026. In addition, we began the transition to our new enterprise resource planning system during 2024. This transition will be completed in phases over multiple years.

ITEM 9B. OTHER INFORMATION.

During the quarter ended December 31, 2025, none of the Company's directors or executive officers adopted or terminated any contract, instruction or written plan for the purchase or sale of Company securities intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not Applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by this Item 10 "Directors, Executive Officers and Corporate Governance" is incorporated herein by reference from our Proxy Statement for the 2026 Annual Meeting of Stockholders (the "Proxy Statement") to be filed with the SEC within 120 days after our fiscal year end of December 31, 2025.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this Item 11 "Executive Compensation" is incorporated herein by reference from our Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this Item 12 "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters," other than as set forth below as required by Item 201(d) and Item 403(c) of Regulation S-K, is incorporated herein by reference from our Proxy Statement.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as of December 31, 2025 with respect to shares of Common Stock issuable under our equity compensation plans. Both the 2016 Equity Incentive Plan (the "2016 Plan") and the 2018 Omnibus Incentive Plan (the "2018 Plan") provide for the award of stock options, restricted stock units ("RSUs"), restricted stock awards ("RSAs"), and other equity and equity-based awards to our Board of Directors, officers, and non-officer employees. There are no shares of Class B Common Stock issuable under our equity compensation plans.

Plan Category	Equity Compensation Plans		
	Number of securities to be issued upon exercise of outstanding options, warrants, and rights	Weighted-average exercise price of outstanding options, warrants, and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by stockholders:			
2016 Equity Incentive Plan[1]	1,146,474	$ 6.08	—
2018 Omnibus Incentive Plan[2]	44,734,274	$ 7.37	47,938,922
Total	45,880,748		47,938,922

---

(1) Column (a) includes approximately 543,000 shares of Common Stock that may be issued upon the exercise of service-based stock options and approximately 603,000 shares of Common Stock that may be issued upon the exercise of performance-based stock options.

We do not expect to issue additional share-based compensation awards under the 2016 Plan.

(2) Column (a) includes approximately (i) 31.1 million shares of Common Stock that may be issued upon the exercise of service-based stock options, (ii) 5.6 million shares of Common Stock that may be issued upon the exercise of performance-based stock options and (iii) 8.0 million shares of Common Stock that may be issued upon the vesting of service-based RSUs.

The weighted-average exercise price in column (b) is inclusive of outstanding RSUs, which results in the issuance of shares for no consideration. Excluding RSUs, the weighted-average exercise price is equal to $8.96.

Origin AI Retention Awards

In connection with the Company's acquisition of Origin AI, the Board of Directors approved a grant of RSUs (the "Origin AI Retention Awards") as a material inducement for certain key employees of Origin AI to remain employed with the Company following such acquisition. The Company filed a registration statement on Form S-8, which registers 8.1 million shares of Common Stock that are issuable upon vesting and settlement of the Origin AI Retention Awards.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

The information required by this Item 13 "Certain Relationships and Related Transactions and Director Independence" is incorporated herein by reference from our Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required by this Item 14 "Principal Accountant Fees and Services" is incorporated herein by reference from our Proxy Statement.

PART IV

ITEM 15. EXHIBIT AND FINANCIAL STATEMENT SCHEDULES.

1. Financial Statements

See Index to Consolidated Financial Statements appearing on page F-1.

2. Financial Statement Schedules

All financial statement schedules called for under Regulation S-X are omitted because either they are not required under the related instructions, are included in the consolidated financial statements or notes thereto included elsewhere in this Annual Report on Form 10-K, or are not material.

3. Exhibits

The exhibits listed on the accompanying Index to Exhibits are filed/furnished or incorporated by reference as part of this Annual Report on Form 10-K.

Index to Exhibits

The information required by this Item is set forth on the exhibit index below.

Exhibit Number	Exhibit Description	Incorporated by Reference		
		Form	Exhibit	Filing Date
2.1	Purchase Agreement, dated November 8, 2021, by and among The ADT Security Corporation, Compass Solar Group, LLC, MGG SPV VIII LLC, MGG SPV VII LLC, Compass Group Management, LLC, the Company Members party thereto, the Blocker Members party thereto, and ADT Inc.	10-K	2.2	3/1/2022
3.1	Amended and Restated Certificate of Incorporation of ADT Inc.	10-Q	3.1	7/24/2025
3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of ADT Inc.	10-Q	3.1	8/1/2024
3.3	Amended and Restated Bylaws of ADT Inc.	8-K	3.1	9/18/2023
4.1	Indenture, dated as of July 5, 2012, by and between The ADT Corporation and Wells Fargo Bank, National Association	S-1	4.1	12/21/2017
4.2	Third Supplemental Indenture, dated as of July 5, 2012, by and among The ADT Corporation, Tyco International Ltd. and Wells Fargo Bank, National Association	S-1	4.4	12/21/2017
4.3	Sixth Supplemental Indenture, dated as of April 8, 2016, under 2012 Base Indenture, by and among The ADT Corporation, the guarantors party thereto and the Wells Fargo Bank, National Association	S-1	4.7	12/21/2017
4.4	Seventh Supplemental Indenture, dated as of April 22, 2016, under 2012 Base Indenture, by and among The ADT Corporation, the guarantors party thereto and the Wells Fargo Bank, National Association	S-1	4.8	12/21/2017
4.5	Eighth Supplemental Indenture, dated as of May 2, 2016, under 2012 Base Indenture, by and among Prime Finance, Inc., The ADT Corporation and the Wells Fargo Bank, National Association	S-1	4.9	12/21/2017
4.6	Fifteenth Supplemental Indenture, dated as of November 14, 2019, under 2012 Base Indenture, by and among The ADT Security Corporation, I-View Now LLC and Wells Fargo Bank, National Association	10-K	4.16	3/10/2020
4.7	Indenture, dated as of May 2, 2016, by and between Prime Security One MS, Inc. and the Wells Fargo Bank, National Association	S-1	4.14	12/21/2017
4.8	First Supplemental Indenture, dated as of May 2, 2016, by and among The ADT Corporation, the guarantors party thereto and the Wells Fargo Bank, National Association	S-1	4.15	12/21/2017
4.9	Second Supplemental Indenture, dated as of August 9, 2016, by and between The ADT Corporation, the Notes Guarantors and Wells Fargo Bank, National Association	S-1	4.18	12/21/2017
4.10	Ninth Supplemental Indenture, dated as of November 14, 2019, by and among The ADT Security Corporation, I-View Now LLC and Wells Fargo Bank, National Association	10-K	4.37	3/10/2020
4.11	Indenture, dated as of April 4, 2019, by and among Prime Security Services Borrower, LLC, Prime Finance Inc., the guarantors party thereto from time to time, and Wells Fargo Bank, National Association, as trustee, relating to the $750 million aggregate principal amount of 5.750% first-priority senior secured notes due 2026.	8-K	4.2	4/4/2019

Exhibit Number	Exhibit Description	Incorporated by Reference		
		Form	Exhibit	Filing Date
4.12	First Supplemental Indenture, dated as of September 23, 2019, by and among Prime Security Services Borrower, LLC, Prime Finance Inc., the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee, relating to the $600 million aggregate principal amount of 5.750% first-priority senior secured notes due 2026	8-K	4.1	9/24/2019
4.13	Second Supplemental Indenture, dated as of November 14, 2019, by and among Prime Security Services Borrower, LLC, Prime Finance, Inc., I-View Now LLC and Wells Fargo Bank, National Association	10-K	4.53	3/10/2020
4.14	Indenture, dated as of January 28, 2020, by and among Prime Security Services Borrower, LLC, Prime Finance Inc., the guarantors party thereto from time to time and Wells Fargo Bank, National Association, as trustee, relating to the $1,300 million aggregate principal amount of 6.250% Second-Priority Senior Secured Notes due 2028	8-K	4.1	1/28/2020
4.15	Indenture, dated as of August 20, 2020, by and among Prime Security Services Borrower, LLC, Prime Finance Inc., the guarantors party hereto from time to time, and Wells Fargo Bank, National Association, as trustee, relating to $1,000 million aggregate principal amount of 3.375% first-priority senior secured notes due 2027	8-K	4.1	8/20/2020
4.16	First-Priority Senior Secured Notes Indenture, dated as of July 29, 2021, by and among The ADT Security Corporation, Prime Security Services Borrower, LLC, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee and collateral agent	8-K	4.1	7/29/2021
4.17	Seventeenth Supplemental Indenture, dated as of January 7, 2022, under 2012 Base Indenture, by and among The ADT Security Corporation, Compass Solar Group, LLC, Marc Jones Construction, L.L.C., Buildpro, L.L.C., Energypro LLC and Wells Fargo Bank, National Association	10-Q	4.1	5/6/2022
4.18	Eighteenth Supplemental Indenture, dated as of April 28, 2022, under 2012 Base Indenture, by and among The ADT Security Corporation, ADT Innovation LLC and Wells Fargo Bank, National Association	10-Q	4.2	5/6/2022
4.19	Eleventh Supplemental Indenture, dated as of January 7, 2022, by and among The ADT Security Corporation, Compass Solar Group, LLC, Marc Jones Construction, L.L.C., Buildpro, L.L.C., Energypro LLC and Wells Fargo Bank, National Association	10-Q	4.3	5/6/2022
4.20	Twelfth Supplemental Indenture, dated as of April 28, 2022, by and among The ADT Security Corporation, ADT Innovation LLC and Wells Fargo Bank, National Association	10-Q	4.4	5/6/2022
4.21	Third Supplemental Indenture, dated as of January 7, 2022, by and among Prime Security Services Borrower, LLC, Prime Finance, Inc., Compass Solar Group, LLC, Marc Jones Construction, L.L.C., Buildpro, L.L.C., Energypro LLC and Wells Fargo Bank, National Association	10-Q	4.5	5/6/2022
4.22	Fourth Supplemental Indenture, dated as of April 28, 2022, by and among Prime Security Services Borrower, LLC, Prime Finance, Inc., ADT Innovation LLC and Wells Fargo Bank, National Association	10-Q	4.6	5/6/2022
4.23	Fourth Supplemental Indenture, dated as of January 7, 2022, by and among Prime Security Services Borrower, LLC, Prime Finance, Inc., Compass Solar Group, LLC, Marc Jones Construction, L.L.C., Buildpro, L.L.C., Energypro LLC and Wells Fargo Bank, National Association	10-Q	4.7	5/6/2022
4.24	Fifth Supplemental Indenture, dated as of April 28, 2022, by and among Prime Security Services Borrower, LLC, Prime Finance, Inc., ADT Innovation LLC and Wells Fargo Bank, National Association	10-Q	4.8	5/6/2022
4.25	First Supplemental Indenture, dated as of January 7, 2022, by and among Prime Security Services Borrower, LLC, Prime Finance, Inc., Compass Solar Group, LLC, Marc Jones Construction, L.L.C., Buildpro, L.L.C., Energypro LLC and Wells Fargo Bank, National Association	10-Q	4.9	5/6/2022
4.26	Second Supplemental Indenture, dated as of April 28, 2022, by and among Prime Security Services Borrower, LLC, Prime Finance, Inc., ADT Innovation LLC and Wells Fargo Bank, National Association	10-Q	4.10	5/6/2022
4.27	Second Supplemental Indenture, dated as of January 7, 2022, by and among Prime Security Services Borrower, LLC, Prime Finance, Inc., Compass Solar Group, LLC, Marc Jones Construction, L.L.C., Buildpro, L.L.C., Energypro LLC and Wells Fargo Bank, National Association	10-Q	4.11	5/6/2022
4.28	Third Supplemental Indenture, dated as of April 28, 2022, by and among Prime Security Services Borrower, LLC, Prime Finance, Inc., ADT Innovation LLC and Wells Fargo Bank, National Association	10-Q	4.12	5/6/2022
4.29	First Supplemental Indenture, dated as of January 7, 2022, by and among The ADT Security Corporation, Compass Solar Group, LLC, Marc Jones Construction, L.L.C., Buildpro, L.L.C., Energypro LLC and Wells Fargo Bank, National Association	10-Q	4.13	5/6/2022

Exhibit Number	Exhibit Description	Incorporated by Reference Form	Exhibit	Filing Date
4.30	Second Supplemental Indenture, dated as of April 28, 2022, by and among The ADT Security Corporation, ADT Innovation LLC and Wells Fargo Bank, National Association	10-Q	4.14	5/6/2022
4.31	First-Priority Senior Secured Notes Indenture, dated as of October 15, 2025, by and among The ADT Security Corporation, the guarantors party thereto, and Computershare Trust Company, N.A., as trustee.	8-K	4.1	10/15/2025
4.32	Description of Securities	10-K	4.24	3/1/2022
10.1	Subsidiary Guarantee Agreement (First Lien), dated July 1, 2015, among the Subsidiaries of Prime Security Services Borrower, LLC named therein and Credit Suisse AG, Cayman Islands Branch, as Collateral Agent	S-1	10.2	12/21/2017
10.2	Supplement No. 1, dated as of May 2, 2016, to the Subsidiary Guarantee Agreement (First Lien) dated as of July 1, 2015, by each subsidiary of Prime Securities Services Borrower, LLC and Barclays Bank PLC, as Collateral Agent	S-1	10.6	12/21/2017
10.3	Supplement No. 3, dated as of January 22, 2018, to the Subsidiary Guarantee Agreement (First Lien) dated as of July 1, 2015, by each subsidiary of Prime Security Services Borrower, LLC party thereto and Barclays Bank PLC, as Collateral Agent	10-K	10.56	3/11/2019
10.4	Supplement No. 8, dated as of March 11, 2019, to the Subsidiary Guarantee Agreement (First Lien) dated as of July 1, 2015, by each subsidiary of Prime Security Services Borrower, LLC party thereto and Barclays Bank PLC, as Collateral Agent	10-Q	10.13	5/7/2019
10.5	Supplement No. 11, dated as of January 7, 2022, to the Subsidiary Guarantee Agreement (First Lien) dated as of July 1, 2015, by each subsidiary of Prime Security Services Borrower, LLC party thereto and Barclays Bank PLC, as Collateral Agent	10-Q	10.4	5/6/2022
10.6	Supplement No. 12, dated as of April 28, 2022, to the Subsidiary Guarantee Agreement (First Lien) dated as of July 1, 2015, by each subsidiary of Prime Security Services Borrower, LLC party thereto and Barclays Bank PLC, as Collateral Agent	10-Q	10.5	5/6/2022
10.7	Holdings Guarantee and Pledge Agreement (First Lien), dated and effective as of July 1, 2015, between Prime Security Services Holdings, LLC, as Holdings, and Credit Suisse AG, Cayman Islands Branch, as Collateral Agent	S-1	10.4	12/21/2017
10.8	Collateral Agreement (First Lien), dated as of July 1, 2015 among Prime Security Services Borrower, LLC, each Subsidiary of Prime Security Services Borrower, LLC from time to time identified therein as a party and Barclays Bank PLC, as collateral agent	S-1	10.5	12/21/2017
10.9	Collateral Agreement (Second Lien), dated as of January 28, 2020, among Prime Security Services Borrower LLC, as Issuer, Prime Finance, Inc., as Co-Issuer, each Subsidiary Guarantor party thereto and Wells Fargo Bank, National Association, as Collateral Agent	8-K	10.1	1/28/2020
10.10	First Lien/First Lien Intercreditor Agreement, dated as of May 2, 2016 among Barclays Bank PLC, as Collateral Agent, Barclays Bank PLC, as Authorized Representative under the Credit Agreement, Wells Fargo Bank, National Association, as the Initial Other Authorized Representative, and each additional Authorized Representative from time to time party hereto relating to Prime Security Services Borrower, LLC	S-1	10.8	12/21/2017
10.11	First Lien/Second Lien Intercreditor Agreement, dated as of July 1, 2015, between Credit Suisse AG, Cayman Islands Branch, as First Lien Facility Agent and Applicable First Lien Agent, and Credit Suisse AG, Cayman Islands Branch, as Second Lien Facility Agent and Applicable Second Lien Agent relating to Prime Security Services Borrower, LLC	S-1	10.9	12/21/2017
10.12	Receivables Purchase Agreement, dated as of March 5, 2020, among ADT LLC, individually and as servicer, ADT Finance LLC, as seller, various purchasers and purchaser agents from time to time party thereto, and Mizuho Bank, LTD., as Administrative Agent, Arranger, Collateral Agent and Structuring Agent	10-K	10.21	3/10/2020
10.13	Agreement of Amendment to Receivables Purchase Agreement, dated as of April 17, 2020, among ADT LLC, individually and as servicer, ADT Finance LLC, as seller, various purchasers and purchaser agents from time to time party thereto, and Mizuho Bank, LTD., as Administrative Agent, Arranger, Collateral Agent and Structuring Agent	10-Q	10.22	5/7/2020
10.14	Second Agreement of Amendment to Receivables Purchase Agreement, dated September 17, 2020, among ADT LLC, individually and as servicer, ADT Finance LLC, as seller, various purchasers and purchaser agents from time to time party thereto, and Mizuho Bank, LTD., as Administrative Agent, Arranger, Collateral Agent and Structuring Agent	10-Q	10.23	11/5/2020
10.15	Third Agreement of Amendment to Receivables Purchase Agreement, dated January 29, 2021, among ADT LLC, individually and as servicer, ADT Finance LLC, as seller, various purchasers and purchaser agents from time to time party thereto, and Mizuho Bank, LTD., as Administrative Agent, Arranger, Collateral Agent and Structuring Agent	10-K	10.25	2/25/2021
10.16	Fourth Agreement of Amendment to Receivables Purchase Agreement, dated March 5, 2021, among ADT LLC, individually and as servicer, ADT Finance LLC, as seller, various purchasers and purchaser agents from time to time party thereto, and Mizuho Bank, LTD., as Administrative Agent, Arranger, Collateral Agent and Structuring Agent	10-Q	10.26	5/5/2021
10.17	Receivables Sale and Contribution Agreement, dated as of April 17, 2020, between ADT LLC, as Originator and Servicer and ADT Finance Inc., as Buyer	10-Q	10.23	5/7/2020

Exhibit Number	Exhibit Description	Incorporated by Reference Form	Exhibit	Filing Date
10.18^	Receivables Financing Agreement, among ADT LLC, ADT Finance LLC and Mizuho Bank, Ltd., dated as of July 16, 2021	8-K	10.1	7/19/2021
10.19^	First Amendment and Joinder to the Receivables Financing Agreement and the Receivables Sale and Contribution Agreement, among ADT LLC, ADT Finance LLC, Mizuho Bank, Ltd., MUFG Bank, Ltd., BNP Paribas, and Starbird Funding Corporation, dated as of October 29, 2021	8-K	10.1	10/29/2021
10.20	Second Amendment to the Receivables Financing Agreement, among ADT LLC, ADT Finance LLC and Mizuho Bank, LTD., dated as of December 10, 2021	10-K	10.24	3/1/2022
10.21	Bank Rate Amendment to the Receivables Financing Agreement, among ADT LLC, ADT Finance LLC and Mizuho Bank, Ltd., dated as of April 20, 2022	10-Q	10.3	5/6/2022
10.22	Third Amendment dated as of May 20, 2022, to Receivables Financing Agreement, among ADT LLC, ADT Finance LLC, and Mizuho Bank, Ltd., dated as of July 16, 2021	10-Q	10.3	8/4/2022
10.23	Trademark Agreement, dated as of September 25, 2012, by and among ADT Services GmbH, ADT US Holdings, Inc., Tyco International Ltd. and The ADT Corporation	S-1	10.19	12/21/2017
10.24	Patent Agreement, dated as of September 26, 2012, by and between Tyco International Ltd. and The ADT Corporation	S-1	10.20	12/21/2017
10.25	Separation and Distribution Agreement, dated September 26, 2012 by and among Tyco International Ltd., Tyco International Finance S.A., The ADT Corporation and ADT LLC	S-1	10.21	12/21/2017
10.26	ADT LLC Supplemental Savings and Retirement Plan, effective as of April 1, 2017	S-1	10.22	12/21/2017
10.27	Amendment to the ADT LLC Supplemental Savings and Retirement Plan, effective as of December 18, 2017	10-K	10.31	2/25/2021
10.28	Amendment to the ADT LLC Supplemental Savings and Retirement Plan, effective as of December 24, 2018	10-K	10.32	2/25/2021
10.29	Amendment to the ADT LLC Supplemental Savings and Retirement Plan, effective as of December 31, 2018	10-K	10.33	2/25/2021
10.30	Amendment to the ADT LLC Supplemental Savings and Retirement Plan, effective as of February 8, 2019	10-K	10.34	2/25/2021
10.31	Amendment to the ADT LLC Supplemental Savings and Retirement Plan, effective as of July 29, 2019	10-K	10.35	2/25/2021
10.32	Amendment to the ADT LLC Supplemental Savings and Retirement Plan, effective as of December 15, 2021	10-Q	10.4	8/4/2022
10.33	Amendment to the ADT LLC Supplemental Savings and Retirement Plan, effective as of January 1, 2022	10-Q	10.13	11/3/2022
10.34	Amendment to the ADT LLC Supplemental Savings and Retirement Plan, effective as of February 22, 2023	10-K	10.40	2/28/2023
10.35*	Amendment to the ADT LLC Supplemental Savings and Retirement Plan, effective as of September 27, 2023			
10.36	Amended and Restated Stockholders Agreement, dated as of December 14, 2018, by and between the ADT Inc. and Prime Security Services TopCo Parent, L.P.	10-K	10.34	3/1/2022
10.37	Registration Rights Agreement by and between the ADT Inc. and Prime Securities Services TopCo, LP	10-K	10.24	3/15/2018
10.38	Amendment to the Registration Rights Agreement between ADT Inc. and Prime Security Services TopCo Parent, L.P.	10-Q	10.10	8/9/2018
10.39	Securities Purchase Agreement, dated as of July 31, 2020, by and between ADT Inc. and Google LLC	8-K	10.1	8/3/2020
10.40	Investor Rights Agreement, dated as of September 17, 2020, by and between ADT Inc. and Google LLC	8-K	10.1	9/17/2020
10.41	Amendment No. 1 to Investor Rights Agreement, dated as of September 5, 2022, by and between ADT Inc. and Google LLC	10-K	10.46	2/28/2024
10.42	Amendment No. 2 to Investor Rights Agreement, dated as of December 29, 2023, by and between ADT Inc. and Google LLC	10-K	10.47	2/28/2024
10.43+	Amended and Restated Employment Agreement, dated December 19, 2017, between The ADT Security Corporation (together with any of its subsidiaries and Affiliates) and Donald Young	S-1	10.25	12/21/2017
10.44+	Amendment to Amended and Restated Employment Agreement, dated May 3, 2019, between The ADT Security Corporation (together with any of its subsidiaries and Affiliates) and Donald Young	10-Q	10.27	5/7/2019
10.45+	Amended and Restated Employment Agreement, dated December 19, 2017, between ADT LLC, (together with any of its subsidiaries and Affiliates) and Jeffrey Likosar	S-1	10.31	12/21/2017

Exhibit Number	Exhibit Description	Incorporated by Reference Form	Exhibit	Filing Date
10.46+	Employment Offer Letter, dated February 1, 2019, between ADT LLC (with its Affiliates and Successors) and David Smail	10-K	10.51	2/28/2023
10.47+	ADT Inc. 2018 Omnibus Incentive Plan	S-1	10.32	12/21/2017
10.48+	First Amendment to ADT Inc. 2018 Omnibus Incentive Plan dated April 25, 2019	10-Q	10.33	8/6/2019
10.49+	Second Amendment to ADT Inc. 2018 Omnibus Incentive Plan, dated May 22, 2024	10-Q	10.5	8/1/2024
10.50+	Form of Restricted Stock Unit Award Agreement for use under the ADT Inc. 2018 Omnibus Incentive Plan	S-1	10.33	12/21/2017
10.51+	Form of Non-Qualified Option Award Agreement for use under the ADT Inc. 2018 Omnibus Incentive Plan	S-1	10.34	12/21/2017
10.52+	Form of Non-Qualified Option Award Agreement for use under the ADT Inc. 2018 Omnibus Incentive Plan (Class B Unit Redemption)	S-1/A	10.35	1/8/2018
10.53+	Form of Amendment to Non-Qualified Award Agreement for use under ADT Inc. 2018 Omnibus Incentive Plan (Class B Unit Redemption)	10-Q	10.37	8/6/2019
10.54+	Form of Common Stock Award Agreement for use under the ADT Inc. 2018 Omnibus Incentive Plan	S-1/A	10.36	1/8/2018
10.55+	ADT Inc. 2018 Omnibus Incentive Plan Restricted Stock Unit Non-Employee Director Award Agreement	10-Q	10.9	8/9/2018
10.56+	Form of Restricted Stock Unit Special Equity Award Agreement for use under the ADT Inc. 2018 Omnibus Incentive Plan	10-Q	10.47	5/7/2020
10.57+	Form of Non-Qualified Option Special Equity Award Agreement for use under the ADT Inc. 2018 Omnibus Incentive Plan	10-Q	10.48	5/7/2020
10.58+	Form of Restricted Stock Unit Award Agreement for use under the ADT Inc. 2018 Omnibus Incentive Plan effective as of January 1, 2022	10-Q	10.5	11/9/2021
10.59+	Form of Non-Qualified Option Award Agreement for use under the ADT Inc. 2018 Omnibus Incentive Plan effective as of January 1, 2022	10-Q	10.6	11/9/2021
10.60+	Form of Restricted Stock Unit Award Agreement for use under the ADT Inc. 2018 Omnibus Incentive Plan effective as of August 1, 2022	SC TO-I	(d)(34)	9/12/2022
10.61+	Form of Non-Qualified Option Award Agreement for use under the ADT Inc. 2018 Omnibus Incentive Plan effective as of August 1, 2022	SC TO-I	(d)(35)	9/12/2022
10.62+	Form of Restricted Stock Unit Inducement Award Agreement	S-8	4.1	2/27/2026
10.63+	Second Amended & Restated Employment Agreement with James D. DeVries	10-Q	10.12	11/8/2018
10.64+	Amendment to Second Amended & Restated Employment Agreement of James D. DeVries	8-K	10.2	12/3/2018
10.65+	ADT Inc. Annual Incentive Plan	8-K	10.1	7/29/2021
10.66	Investor Rights Agreement, dated December 8, 2021, by and among ADT Inc. and the Holders party thereto	10-K	10.63	3/1/2022
10.67	Support Agreement, dated as of September 5, 2022, by and between ADT Inc. and Google LLC	8-K	10.3	9/6/2022
10.68	Form of Performance Unit Award Agreement for use under the ADT Inc. 2018 Omnibus Incentive Plan	SC TO-I	(d)(20)	9/12/2022
10.69+	Form of Time and Performance Vesting Non-Qualified Option Award Agreement for use under the ADT Inc. 2018 Omnibus Incentive Plan	SC TO-I	(d)(21)	9/12/2022
10.70+	Form of Time and Performance Vesting Restricted Stock Unit Award Agreement for use under the ADT Inc. 2018 Omnibus Incentive Plan	SC TO-I	(d)(22)	9/12/2022
10.71+	Form of Non-Qualified Option Award Agreement for use under the Prime Security Services Parent, Inc. 2016 Equity Incentive Plan	SC TO-I	(d)(24)	9/12/2022
10.72+	Form of Non-Qualified Option Award Agreement for use under the ADT Inc. 2018 Omnibus Incentive Plan, effective as of March 8, 2024	10-Q	10.2	4/25/2024
10.73+	Form of Indemnification Agreement by and between the Company and each of its Directors and Executive Officers	10-Q	10.3	10/24/2024
10.74	Investor Rights Agreement, dated as of October 13, 2022, by and between ADT Inc. and State Farm Fire & Casualty Company	8-K	10.1	10/13/2022
10.75+	Amended and Restated Management Investor Rights Agreement, dated as of January 23, 2018, by and among ADT Inc., Prime Security Services TopCo Parent and the Holders party thereto	10-K	10.39	3/15/2018
10.76+	Amendment No.1 to Amended and Restated Management Investor Rights Agreement, dated as of December 9, 2022, by and among ADT Inc., Prime Security Services TopCo Parent and the Holders party thereto	8-K	10.1	12/15/2022

Exhibit Number	Exhibit Description	Incorporated by Reference		
		Form	Exhibit	Filing Date
10.77+^	Amendment No.2 to Amended and Restated Management Investor Rights Agreement, dated as of August 1, 2024, by and among ADT Inc., Prime Security Services TopCo Parent and the Holders party thereto	10-Q	10.6	8/1/2024
10.78	Fourth Amendment to the Receivables Financing Agreement, among ADT Finance LLC, Mizuho Bank, Ltd., ADT LLC, MUFG Bank, Ltd., Starbird Funding Corporation, and BNP Paribas, dated as of March 29, 2023	8-K	10.1	3/30/2023
10.79	Sixth Amendment to the Receivables Financing Agreement, among ADT Finance LLC, Mizuho Bank, Ltd., ADT LLC, MUFG Bank, Ltd., Starbird Funding Corporation, and BNP Paribas, dated as of April 10, 2024.	8-K	10.1	4/12/2024
10.80	Seventh Amendment to the Receivables Financing Agreement, among ADT Finance LLC, Mizuho Bank, Ltd., ADT LLC, MUFG Bank, Ltd., Starbird Funding Corporation, and BNP Paribas, dated as of March 27, 2025.	8-K	10.1	4/2/2025
10.81+	Retirement and Consulting Agreement, dated March 6, 2025 by and between The ADT Security Corporation (together with its subsidiaries, affiliates and successors) and Donald Young.	10-Q	10.3	4/24/2025
10.82+	Employment Offer Letter, dated September 12, 2023 between ADT LLC (together with its affiliates and successors) and David Scott.	10-Q	10.5	4/24/2025
10.83+	Employment Offer Letter, dated March 18, 2025 between ADT LLC (together with its affiliates and successors) and Fawad Ahmad.	10-Q	10.5	7/24/2025
10.84	Incremental Assumption and Amendment Agreement No. 21, dated as of October 24, 2025, by and among Prime Security Services Holdings, LLC, Prime Security Services Borrower, LLC, The ADT Security Corporation, the subsidiary loan parties party thereto, the lenders party thereto and Barclays Bank PLC, as administrative agent.	8-K	10.1	10/28/2025
10.85	Term Loan Credit Agreement, dated as of October 28, 2025, by and among Prime Security Services Holdings, LLC, Prime Security Services Borrower, LLC, The ADT Security Corporation, the lenders party thereto and Fifth Third Bank, National Association, as administrative agent.	8-K	10.2	10/28/2025
10.86+*	Employment Offer Letter, dated March 3, 2025 between ADT LLC (together with its affiliates and successors) and Omar Khan.			
19	ADT Inc. Insider Trading Policy	10-K	19.1	2/27/2025
21*	Subsidiaries of ADT Inc.			
23*	Consent of Independent Registered Public Accounting Firm			
31.1*	Certification of CEO, pursuant to SEC Rule 13a-14(a) and 15d-14(a)			
31.2*	Certification of CFO, pursuant to SEC Rule 13a-14(a) and 15d-14(a)			
32.1**	Certification by the CEO, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002			
32.2**	Certification by the CFO, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002			
97.1	Policy Relating to Incentive Compensation Clawback	10-K	97.1	2/28/2024
101	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.			
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document			

^ Confidential treatment requested. Confidential portions of this exhibit have been removed.

* Filed herewith.

** Furnished herewith.

+ Management contract or compensatory plan or arrangement.

ITEM 16. FORM 10-K SUMMARY.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADT Inc.

Date: March 2, 2026

By: /s/ James D. DeVries

Name: James D. DeVries

Title: *Chairman, President and Chief Executive Officer*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 2, 2026.

Name	Title
/s/ James D. DeVries James D. DeVries	Chairman, President and Chief Executive Officer (Principal Executive Officer)
/s/ Jeffrey Likosar Jeffrey Likosar	President, Corporate Development and Transformation, and Chief Financial Officer (Principal Financial Officer)
/s/ Steven Burzo Steven Burzo	Vice President, Chief Accounting Officer and Controller (Principal Accounting Officer)
/s/ Nicole Bonsignore Nicole Bonsignore	Director
/s/ Thomas M. Gartland Thomas M. Gartland	Director
/s/ Tracey R. Griffin Tracey R. Griffin	Director
/s/ Benjamin Honig Benjamin Honig	Director
/s/ Daniel Houston Daniel Houston	Director
/s/ Reed B. Rayman Reed B. Rayman	Director
/s/ Paul J. Smith Paul J. Smith	Director
/s/ Danielle Tiedt Danielle Tiedt	Director
/s/ Matthew E. Winter Matthew E. Winter	Director
/s/ Suzanne Yoon Suzanne Yoon	Director
/s/ Sigal Zarmi Sigal Zarmi	Director

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of ADT Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of ADT Inc. and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – Customer Owned Transactions

As described in Note 2 to the consolidated financial statements, the Company's customer owned transactions include installation revenue of $416 million and a portion of recurring monthly revenue of $4.2 billion for the year ended December 31, 2025. In transactions involving security systems sold outright to the customer, the Company's performance obligations generally include the sale and installation of the security system, which is primarily recognized at a point in time based upon the nature of the transaction and contractual terms, and any monitoring and related services, which are recognized when these services are provided to the customer. Management allocates the transaction price to each performance obligation based on the relative standalone selling price, which is determined using observable internal and external pricing, profitability, and operational metrics.

The principal consideration for our determination that performing procedures relating to revenue recognition for customer owned transactions is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the customer owned transactions revenue recognition process. These procedures also included, among others, (i) testing revenue recognized for a sample of revenue transactions by obtaining and inspecting source documents, such as contracts, invoices, and subsequent cash receipts including testing the allocation of transaction price to the performance obligation based on relative standalone selling price, if applicable; (ii) testing a sample of selling price data used to determine the standalone selling price of the performance obligations; and (iii) confirming a sample of outstanding customer invoice balances as of December 31, 2025 and, for confirmations not returned, obtaining and inspecting source documents, such as contracts, invoices, and subsequent cash receipts.

/s/ PricewaterhouseCoopers LLP

Miami, Florida

March 2, 2026

We have served as the Company's auditor since 2010.

ADT INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	December 31,	
	2025	**2024**
Assets		
Current assets:		
Cash and cash equivalents	$ 80,817	$ 96,212
Restricted cash and restricted cash equivalents	27,723	107,853
Accounts receivable, net of allowance for credit losses of $63,841 and $57,795, respectively	384,909	393,511
Inventories, net	201,778	196,731
Prepaid expenses and other current assets	250,325	210,613
Total current assets	945,552	1,004,920
Property and equipment, net	243,398	247,183
Subscriber system assets, net	2,790,879	2,981,161
Intangible assets, net	4,817,996	4,854,099
Goodwill	4,885,574	4,903,899
Deferred subscriber acquisition costs, net	1,451,841	1,324,376
Other assets	683,271	735,319
Total assets	$ 15,818,511	$ 16,050,957
Liabilities and stockholders' equity		
Current liabilities:		
Current maturities of long-term debt	$ 310,204	$ 195,791
Accounts payable	106,980	153,537
Deferred revenue	243,724	247,785
Accrued expenses and other current liabilities	336,723	634,904
Current liabilities of discontinued operations	15,317	31,763
Total current liabilities	1,012,948	1,263,780
Long-term debt	7,379,430	7,511,282
Deferred subscriber acquisition revenue	2,083,580	2,067,608
Deferred tax liabilities	1,267,329	1,167,213
Other liabilities	282,262	224,384
Noncurrent liabilities of discontinued operations	14,352	15,889
Total liabilities	12,039,901	12,250,156
Commitments and contingencies (See Note 13)		
Stockholders' equity:		
Preferred stock—authorized 1,000,000 shares of $0.01 par value; zero issued and outstanding as of December 31, 2025 and 2024	—	—
Common stock—authorized 3,999,000,000 shares of $0.01 par value; issued and outstanding shares of 765,201,157 and 836,589,761 as of December 31, 2025 and 2024, respectively	7,652	8,366
Class B common stock—authorized 100,000,000 shares of $0.01 par value; issued and outstanding shares of 54,744,525 as of December 31, 2025 and 2024	547	547
Additional paid-in capital	6,679,222	7,117,098
Accumulated deficit	(2,907,255)	(3,318,174)
Accumulated other comprehensive income (loss)	(1,556)	(7,036)
Total stockholders' equity	3,778,610	3,800,801
Total liabilities and stockholders' equity	$ 15,818,511	$ 16,050,957

See Notes to Consolidated Financial Statements

ADT INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

		Years Ended December 31,				
		2025		**2024**		**2023**
Revenue:						
Monitoring and related services	$	4,354,087	$	4,293,477	$	4,178,998
Security installation, product, and other		774,520		604,969		473,826
Total revenue		5,128,607		4,898,446		4,652,824
Cost of revenue *(exclusive of depreciation and amortization shown separately below)*:						
Monitoring and related services		642,270		617,386		604,368
Security installation, product, and other		340,702		229,728		147,314
Total cost of revenue		982,972		847,114		751,682
Selling, general, and administrative expenses		1,469,518		1,500,470		1,386,697
Depreciation and intangible asset amortization		1,367,216		1,342,798		1,335,484
Operating income (loss)		1,308,901		1,208,064		1,178,961
Interest expense, net		(459,266)		(441,031)		(569,915)
Other income (expense)		(15,823)		48,137		(4,663)
Income (loss) from continuing operations before income taxes		833,812		815,170		604,383
Income tax benefit (expense)		(233,294)		(195,780)		(160,585)
Income (loss) from continuing operations before equity in net earnings (losses) of equity method investee		600,518		619,390		443,798
Equity in net earnings (losses) of equity method investee		—		—		6,572
Income (loss) from continuing operations		600,518		619,390		450,370
Income (loss) from discontinued operations, net of tax		(4,567)		(118,337)		12,639
Net income (loss)	$	595,951	$	501,053	$	463,009
Common Stock:						
Income (loss) from continuing operations per share - basic	$	0.72	$	0.69	$	0.49
Income (loss) from continuing operations per share - diluted	$	0.68	$	0.66	$	0.47
Net income (loss) per share - basic	$	0.72	$	0.56	$	0.51
Net income (loss) per share - diluted	$	0.67	$	0.52	$	0.48
Weighted-average shares outstanding - basic		777,822		846,521		856,843
Weighted-average shares outstanding - diluted		841,176		908,700		919,149
Class B Common Stock:						
Income (loss) from continuing operations per share - basic	$	0.72	$	0.69	$	0.49
Income (loss) from continuing operations per share - diluted	$	0.68	$	0.66	$	0.47
Net income (loss) per share - basic	$	0.72	$	0.56	$	0.51
Net income (loss) per share - diluted	$	0.67	$	0.52	$	0.48
Weighted-average shares outstanding - basic		54,745		54,745		54,745
Weighted-average shares outstanding - diluted		54,745		54,745		54,745

See Notes to Consolidated Financial Statements

ADT INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Years Ended December 31,					
	2025		**2024**		**2023**	
Net income (loss)	$	595,951	$	501,053	$	463,009
Other comprehensive income (loss), net of tax:						
Cash flow hedges and other		5,478		9,126		31,038
Comprehensive income (loss)	$	601,429	$	510,179	$	494,047

See Notes to Consolidated Financial Statements

ADT INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Number of Common Shares	Number of Class B Common Shares	Common Stock	Class B Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance as of December 31, 2022	862,098	54,745	$ 8,621	$ 547	$7,380,759	$ (3,949,579)	$ (47,200)	$ 3,393,148
Net income (loss)	—	—	—	—	—	463,009	—	463,009
Other comprehensive income (loss), net of tax	—	—	—	—	—	—	31,038	31,038
Dividends	—	—	—	—	—	(129,025)	—	(129,025)
Share-based compensation expense	—	—	—	—	51,137	—	—	51,137
Transactions related to employee share-based compensation plans and other	5,334	—	53	—	(18,591)	(2,123)	—	(20,661)
Balance as of December 31, 2023	867,432	54,745	$ 8,674	$ 547	$7,413,305	$ (3,617,718)	$ (16,162)	$ 3,788,646
Net income (loss)	—	—	—	—	—	501,053	—	501,053
Other comprehensive income (loss), net of tax	—	—	—	—	—	—	9,126	9,126
Dividends	—	—	—	—	—	(199,398)	—	(199,398)
Share-based compensation expense	—	—	—	—	48,613	—	—	48,613
Repurchases of common stock (including excise tax)	(36,000)	—	(360)	—	(346,576)	—	—	(346,936)
Transactions related to employee share-based compensation plans and other	5,158	—	52	—	1,756	(2,111)	—	(303)
Balance as of December 31, 2024	836,590	54,745	$ 8,366	$ 547	$7,117,098	$ (3,318,174)	$ (7,036)	$ 3,800,801
Net income (loss)	—	—	—	—	—	595,951	—	595,951
Other comprehensive income (loss), net of tax	—	—	—	—	—	—	5,478	5,478
Dividends	—	—	—	—	—	(183,269)	—	(183,269)
Share-based compensation expense	—	—	—	—	54,553	—	—	54,553
Repurchases of common stock (including excise tax)	(78,200)	—	(782)	—	(505,342)	—	—	(506,124)
Transactions related to employee share-based compensation plans and other	6,811	—	68	—	12,913	(1,763)	2	11,220
Balance as of December 31, 2025	765,201	54,745	$ 7,652	$ 547	$6,679,222	$ (2,907,255)	$ (1,556)	$ 3,778,610

See Notes to Consolidated Financial Statements

ADT INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,		
	2025	**2024**	**2023**
Cash flows from operating activities:			
Net income (loss)	$ 595,951	$ 501,053	$ 463,009
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and intangible asset amortization	1,367,234	1,344,696	1,388,671
Amortization of deferred subscriber acquisition costs	252,553	224,647	195,794
Amortization of deferred subscriber acquisition revenue	(358,413)	(346,209)	(308,604)
Share-based compensation expense	54,553	48,613	51,137
Deferred income taxes	141,654	139,583	125,235
Provision for losses on receivables and inventory	201,825	214,802	151,065
Loss on extinguishment of debt	18,850	4,802	16,621
Goodwill, intangible, and other asset impairments	15,129	24,313	528,556
(Gain) loss on sales of businesses	—	9,557	(649,095)
Unrealized (gain) loss on interest rate swap contracts	71,445	45,160	38,497
Other non-cash items, net	72,846	(34,089)	100,087
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:			
Accounts receivable, net	(143,668)	(146,134)	(107,464)
Long-term retail installment contracts	140,564	211,731	184,925
Other assets	(40,578)	(109,839)	(29,144)
Accounts payable	(51,818)	(109,330)	(111,529)
Accrued interest	(115,130)	(88,860)	(128,042)
Accrued and other liabilities	(102,932)	40,944	(83,041)
Deferred subscriber acquisition costs	(380,529)	(365,841)	(386,518)
Deferred subscriber acquisition revenue	224,783	252,274	289,534
Other, net	(80,156)	23,026	(71,968)
Net cash provided by (used in) operating activities	1,884,163	1,884,899	1,657,726
Cash flows from investing activities:			
Dealer generated customer accounts and bulk account purchases	(596,483)	(585,809)	(588,638)
Subscriber system asset expenditures	(395,986)	(523,146)	(630,535)
Purchases of property and equipment	(175,747)	(163,805)	(176,353)
Proceeds (payments) from divestiture of businesses	50,557	(17,506)	1,609,347
Proceeds (payments) from interest rate swaps	(2,363)	(8,268)	—
Other investing, net	2,248	3,106	28,672
Net cash provided by (used in) investing activities	(1,117,774)	(1,295,428)	242,493
Cash flows from financing activities:			
Proceeds from long-term borrowings	2,952,072	1,068,907	867,178
Proceeds from receivables facility	269,010	228,569	281,647
Repurchases of common stock, including excise tax	(606,767)	(240,556)	—
Repayment of long-term borrowings, including call premiums	(3,012,376)	(1,186,045)	(2,961,798)
Repayment of receivables facility	(233,853)	(256,672)	(200,385)
Dividends on common stock	(186,774)	(182,266)	(128,587)
Payments on finance leases	(30,209)	(29,023)	(43,733)
Proceeds (payments) from opportunity fund	(77,876)	(6,895)	(8,746)
Proceeds (payments) from interest rate swaps	66,900	93,040	82,750
Other financing, net	(2,041)	(4,415)	(32,175)
Net cash provided by (used in) financing activities	(861,914)	(515,356)	(2,143,849)
Cash and cash equivalents and restricted cash and restricted cash equivalents:			
Net increase (decrease) during the period	(95,525)	74,115	(243,630)
Beginning balance	204,065	129,950	373,580
Ending balance	$ 108,540	$ 204,065	$ 129,950

See Notes to Consolidated Financial Statements

F-8

ADT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business and Organization

ADT Inc., together with its wholly-owned subsidiaries (collectively, "ADT" or the "Company"), is a leading provider of security, interactive, and smart home solutions serving consumer and small business customers in the United States ("U.S."). The Company primarily conducts business under the ADT brand name.

The Company's common stock, par value of $0.01 per share ("Common Stock"), trades on the New York Stock Exchange under the symbol "ADT" since its initial public offering ("IPO") in January 2018.

ADT Inc. was incorporated in the State of Delaware in May 2015 as a holding company with no assets or liabilities. In July 2015, the Company acquired Protection One, Inc. and ASG Intermediate Holding Corp. (collectively, the "Formation Transactions"), which were instrumental in the commencement of the Company's operations. In May 2016, the Company acquired The ADT Security Corporation (formerly named The ADT Corporation) ("The ADT Corporation") (the "ADT Acquisition"). On October 2, 2023, the Company divested its Commercial Business (as defined and discussed below); and as of June 30, 2024, substantially all operations of the Solar Business (as defined and discussed below) had ceased.

Prior to March 11, 2024, the Company was majority-owned by Prime Security Services TopCo (ML), L.P., which is majority-owned by Prime Security Services TopCo Parent, L.P. ("Ultimate Parent"). Ultimate Parent is majority-owned by Apollo Investment Fund VIII, L.P. and its related funds that are directly or indirectly managed by affiliates of Apollo Global Management, Inc. (together with its subsidiaries and affiliates, "Apollo"). Following a registered secondary offering of the Company's Common Stock by certain Apollo affiliates (and the Company's concurrent repurchase from the underwriters of 15 million shares of Common Stock that were the subject of the offering), including the exercise of the underwriters' overallotment option, the Company ceased to be a "controlled company" under the New York Stock Exchange (the "NYSE") rules.

Refer to Note 16 "Related Party Transactions" for more information regarding Apollo's registered secondary offerings of the Company's Common Stock (collectively, the "Offerings").

Subsequent Event - Origin Wireless, Inc. ("Origin AI") Acquisition

On February 20, 2026, ADT acquired Origin AI , a provider of AI-enabled presence detection and ambient sensing technology (the "Origin AI Acquisition"). Origin AI's technology uses artificial intelligence and radio frequency signals to detect and classify human presence and activity within the home without the use of cameras, audio, or wearable devices. This technology is expected to enhance our ability to deliver improved alarm verification, reduce false alarms, and support new intelligent security and smart home use cases over time. The purchase price for the Origin AI Acquisition was $170 million in cash, subject to customary purchase price adjustments. Origin AI is now an indirect wholly owned subsidiary of ADT.

The Company will account for the Origin AI Acquisition under the acquisition method of accounting and is currently evaluating the fair values of assets acquired and liabilities assumed.

Basis of Presentation

The consolidated financial statements have been prepared in U.S. dollars in accordance with generally accepted accounting principles in the United States of America ("GAAP").

The financial statements included herein are comprised of the consolidated results of ADT Inc. and its wholly-owned subsidiaries for which all intercompany transactions have been eliminated. The Company used the equity method of accounting to account for an investment in which it had the ability to exercise significant influence but did not control. This investment was disposed of during 2023.

Certain prior period amounts have been reclassified to conform with the current period presentation. Beginning in the first quarter of 2025, amounts previously disclosed under the caption merger, restructuring, integration, and other are presented within selling, general, and administrative expenses ("SG&A") in the Consolidated Statements of Operations as they are no longer material for the periods presented.

ADT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Use of Estimates

The preparation of these consolidated financial statements in accordance with GAAP requires the Company to select accounting policies and make estimates that affect amounts reported in the consolidated financial statements and the accompanying notes. The Company's estimates are based on the relevant information available at the end of each period. Actual results could differ materially from these estimates under different assumptions or market conditions.

Segment Information

The Company evaluates and reports information based on the manner in which the chief operating decision maker ("CODM") evaluates performance and allocates resources. The CODM manages the business on a consolidated basis, and as such, the Company reports results in a single operating and reportable segment.

Refer to Note 3 "Segment Information."

Discontinued Operations

The Company's exit in 2024 from the residential solar business (the "Solar Business") (the "ADT Solar Exit") and the sale in 2023 of its commercial business (the "Commercial Business") (the "Commercial Divestiture") represented strategic shifts that had major effects on the Company's operations and financial results. As applicable, the results of operations and financial position of these businesses are classified as discontinued operations in the Company's Consolidated Statements of Operations and the Company's Consolidated Balance Sheet, respectively. The Consolidated Statements of Cash Flows and Consolidated Statements of Comprehensive Income (Loss) present both continuing and discontinued operations, as applicable.

Refer to Note 4 "Divestitures."

Unless otherwise noted, the following Notes to Consolidated Financial Statements refer to the Company's continuing operations only.

Accounting Standards Updates ("ASU")

Recently Adopted

<u>Improvements to Income Tax Disclosures</u> **-** ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, focuses on improvements to income tax disclosures, primarily related to the rate reconciliation and income taxes paid information. In addition, the update includes certain other amendments to improve the effectiveness of income tax disclosures.

The Company adopted this guidance prospectively, effective January 1, 2025. The adoption of the new guidance did not have a material impact on its consolidated financial statements. Refer to Note 9 "Income Taxes" for expanded disclosures related to effective tax rate and income taxes paid.

<u>Derivatives and Hedging (Topic 815)</u> **-** ASU 2025-09, *Hedge Accounting Improvements: Derivatives and Hedging,* which provides targeted updates intended to simplify and improve the application of the hedge accounting.

This guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods with early adoption permitted. The Company early adopted this guidance upon issuance in the fourth quarter of 2025. The adoption did not currently impact the Company's consolidated financial statements or related disclosures. Refer to Note 7 "Debt" and Note 8 "Derivative Financial Instruments."

Recently Issued

<u>Interim Reporting</u> **-** ASU 2025-11, *Narrow-Scope Improvements (Topic 270): Interim Reporting* is intended to improve navigability of the required interim disclosures and clarify when the guidance is applicable. The amendments also include additional guidance on what disclosures should be provided in interim reporting periods. The amendment adds to Topic 270 a principle that requires entities to disclose events since the end of the last annual reporting period that have a material impact on the entity.

This guidance is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is evaluating the impact of this guidance on its disclosures.

ADT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Targeted Improvements to the Accounting for Internal-Use Software **-** ASU 2025-06, *Intangibles — Goodwill and Other (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software*, removes all references to prescriptive and sequential software development stages, requiring an entity to start capitalizing software costs when management has authorized and committed to funding the software project and it is probable that the project will be completed and the software will be used to perform the function intended, as well as other evaluation and disclosure updates.

This guidance is effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period.

The amendments in this ASU permit an entity to apply the new guidance using a prospective transition approach, a modified transition approach that is based on the status of the project and whether software costs were capitalized before the date of adoption, and a retrospective transition approach. The Company is currently evaluating the impact of this guidance on its financial statements and disclosures.

Measurement of Credit Losses for Accounts Receivable and Contract Assets - ASU 2025-05, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets,* provides entities a practical expedient when estimating expected credit losses for current accounts receivable and current contract assets, permitting the use of current conditions as of the balance sheet date when developing related forecasts and assumptions.

This guidance will be adopted effective January 1, 2026, and will be applied prospectively. The adoption of the new guidance is not expected to have a material impact on its consolidated financial statements.

Disaggregation of Income Statement Expenses - ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, requires additional disclosure in the footnotes at each interim and annual reporting period about specific types of expenses included in the expense captions presented on the face of the statement of operations as well as additional disclosures that also include information related to selling expenses.

The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The requirements will be applied prospectively with the option for retrospective application. Early adoption is permitted. The Company is currently evaluating the impact of this guidance on its financial statements and disclosures.

Disclosure Improvements **-** ASU 2023-06, *Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative,* represents changes to clarify or improve disclosure and presentation requirements of a variety of topics.

The effective date for each amendment will be the date on which the SEC's removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. The Company is monitoring the potential impact of this guidance on its financial statements and disclosures.

Significant Accounting Policies

Information on select accounting policies and methods not discussed below are included in the respective footnotes that follow.

Cash and Cash Equivalents and Restricted Cash and Restricted Cash Equivalents

All highly liquid investments with original maturities of three months or less from the time of purchase are considered to be cash equivalents. Restricted cash and restricted cash equivalents are restricted for a specific purpose and cannot be included in the general cash and cash equivalents account.

ADT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table reconciles the amounts below reported in the Consolidated Balance Sheets to the total of the same such amounts shown in the Consolidated Statements of Cash Flows:

	Years Ended December 31,		
(in thousands)	2025	2024	2023
Cash and cash equivalents	$ 80,817	$ 96,212	$ 14,621
Restricted cash and restricted cash equivalents[1]	27,723	107,853	115,329
Ending balance	$ 108,540	$ 204,065	$ 129,950

_____

(1) For 2024 and 2023, restricted cash and restricted cash equivalents primarily included funds received from State Farm Fire & Casualty Company ("State Farm") (the "Opportunity Fund"), net of payments and inclusive of interest earned, in connection with the State Farm Development Agreement (as defined and discussed in Note 10 "Equity" and Note 16 "Related Party Transactions"). Use of the funds was restricted and agreed to by State Farm and the Company in accordance with the State Farm Development Agreement. In October 2025, the Company repaid to State Farm $78 million of the Opportunity Fund in connection with the expiration of the State Farm Development Agreement.

The remaining amount of restricted cash relates to the Company's uncommitted receivables securitization financing agreement (the "2020 Receivables Facility") (refer to Note 7 "Debt").

Supplementary Cash Flow Information

The following table summarizes supplementary cash flow information and material non-cash investing and financing transactions, excluding leases (refer to Note 14 "Leases"):

	Years Ended December 31,		
(in thousands)	2025	2024	2023
Interest paid, net of interest income received[1]	$ 409,415	$ 372,036	$ 522,775
Payments (refunds) on income taxes, net[2]	$ 142,168	$ 21,700	$ 60,296
Forward share repurchase contract[3]	$ —	$ 104,175	$ —

_____

(1) Includes interest on finance leases (refer to Note 14 "Leases") and interest rate swaps (refer to Note 8 "Derivative Financial Instruments").
(2) Refer to Note 9 "Income Taxes" for disclosures on income taxes paid as a result of the adoption of ASU 2023-09, which the Company adopted on a prospective basis.
(3) In December 2024, the Company entered into an agreement with a non-affiliate individual to repurchase 15 million shares of Common Stock at a price per share of $6.95, which settled in January 2025 (refer to Note 10 "Equity"). The Company recorded a liability and a reduction to additional paid-in capital as of December 31, 2024.

During 2024, proceeds and repayments of long-term borrowings on the Consolidated Statements of Cash Flows include the impact of $704 million from amendments to the Company's First Lien Credit Agreement (as defined and discussed in Note 7 "Debt") and $32 million from amendments to the 2020 Receivables Facility.

During 2023, proceeds and repayments of long-term borrowings on the Consolidated Statements of Cash Flows include the impact of $230 million from the refinancing of the First Lien Term Loan B due 2026 with the First Lien Term Loan B due 2030 (as defined and discussed in Note 7 "Debt").

Prepaid Expenses and Other Current Assets

	December 31,	
(in thousands)	2025	2024
Prepaid expenses	$ 52,992	$ 53,036
Contract assets (see Note 2 "Revenue and Receivables")	28,758	19,164
Fair value of interest rate swaps (see Note 8 "Derivative Financial Instruments")	38,264	56,164
Tax receivables	73,201	15,962
Other current assets	57,110	66,287
Prepaid expenses and other current assets	$ 250,325	$ 210,613

ADT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Inventories, net

Inventories, net includes finished goods and work-in-progress.

Finished goods are primarily comprised of components and parts for the Company's security systems. The Company records inventory at the lower of cost and net realizable value. Finished goods are presented net of an obsolescence reserve.

Work-in-progress is primarily comprised of certain costs incurred for installations of security system equipment sold outright to customers that have not been completed as of the balance sheet date. Work-in-progress is not material.

Property and Equipment, net

Property and equipment, net, is recorded at historical cost less accumulated depreciation, which is calculated using the straight-line method over the estimated useful lives of the related assets. Depreciation expense is reflected in depreciation and intangible asset amortization. Repairs and maintenance expenditures are expensed when incurred.

Useful Lives:

Buildings and related improvements	Up to 40 years
Leasehold improvements	Lesser of remaining term of the lease or economic useful life
Capitalized software	3 to 10 years
Machinery, equipment, and other	Up to 10 years

Net Carrying Amount:

	December 31,	
(in thousands)	**2025**	**2024**
Land	$ 9,181	$ 9,773
Buildings and leasehold improvements	99,992	97,263
Capitalized software[1]	454,209	574,644
Machinery, equipment, and other[2]	123,961	162,631
Construction in progress	31,734	22,106
Finance leases	128,032	127,956
Accumulated depreciation	(603,711)	(747,190)
Property and equipment, net	$ 243,398	$ 247,183

_____

(1) During 2025 includes approximately $266 million of retirements.
(2) During 2025 includes approximately $46 million of retirements.

Depreciation Expense:

	Years Ended December 31,		
(in thousands)	**2025**	**2024**	**2023**
Depreciation expense	$ 185,989	$ 174,850	$ 176,407

ADT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Subscriber System Assets, net and Deferred Subscriber Acquisition Costs, net

Subscriber system assets represent capitalized equipment and installation costs incurred in connection with transactions in which the Company retains ownership of the security system, which the Company may retrieve upon termination of the contract with the customer. Subscriber system assets are reflected in the Consolidated Balance Sheets as follows:

		December 31,		
(in thousands)		**2025**		**2024**
Gross carrying amount	$	7,145,662	$	6,878,490
Accumulated depreciation		(4,354,783)		(3,897,329)
Subscriber system assets, net	$	2,790,879	$	2,981,161

Deferred subscriber acquisition costs represent selling expenses (primarily commissions) that are incremental to acquiring customers.

The Company records subscriber system assets and deferred subscriber acquisition costs in the Consolidated Balance Sheets as these assets represent probable future economic benefits for the Company through the generation of future monitoring and related services revenue.

Subscriber system assets and any related deferred subscriber acquisition costs are accounted for on a pooled basis based on the month and year of customer acquisition and the Company depreciates and amortizes these pooled costs using an accelerated method over the estimated life of the customer relationship, which is 15 years. In order to align the depreciation and amortization of these pooled costs to the pattern in which their economic benefits are consumed, the accelerated method utilizes an average declining balance rate of approximately 250% and converts to straight-line methodology when the resulting charge is greater than that from the accelerated method, resulting in an average charge of approximately 55% of the pool within the first five years, 25% within the second five years, and 20% within the final five years.

Depreciation of subscriber system assets and amortization of deferred subscriber acquisition costs are reflected in depreciation and intangible asset amortization and SG&A, respectively, as follows:

		Years Ended December 31,				
(in thousands)		**2025**		**2024**		**2023**
Depreciation of subscriber system assets	$	549,957	$	557,226	$	545,041
Amortization of deferred subscriber acquisition costs	$	252,553	$	224,647	$	188,222

Long-Lived Assets (excluding Goodwill and Indefinite-Lived Intangible Assets)

The Company reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset or asset group may not be fully recoverable. The Company groups assets at the lowest level for which cash flows are separately identifiable. Recoverability is measured by a comparison of the carrying amount of the asset group to its expected future undiscounted cash flows. If the expected future undiscounted cash flows of the asset group are less than its carrying amount, an impairment loss is recognized based on the amount by which the carrying amount exceeds the fair value less costs to sell. The calculation of the fair value less costs to sell of an asset group is based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates, reflecting varying degrees of perceived risk.

There were no material long-lived asset impairments during the periods presented.

ADT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accrued Expenses and Other Current Liabilities

	December 31,	
(in thousands)	2025	2024
Accrued interest	$ 56,523	$ 107,116
Payroll-related accruals	59,045	109,078
Opportunity Fund (see Note 10 "Equity")	240	84,516
Accrued dividends	44,992	48,918
Forward share repurchase contract liability (see Note 10 "Equity")	—	104,175
Other accrued liabilities	175,923	181,101
Accrued expenses and other current liabilities	$ 336,723	$ 634,904

Advertising Costs

Advertising costs are recognized in SG&A expenses when incurred and were $98 million, $105 million, and $131 million during 2025, 2024, and 2023, respectively.

Included in advertising costs are certain joint marketing costs and reimbursements associated with the Google Success Funds (as defined and discussed in Note 13 "Commitments and Contingencies").

Concentration of Credit Risks

The majority of the Company's cash and cash equivalents and restricted cash and restricted cash equivalents are held at major financial institutions. There is a concentration of credit risk related to certain account balances in excess of the Federal Deposit Insurance Corporation insurance limit of $250,000 per account. The Company regularly monitors the financial stability of these financial institutions and believes there is no exposure to any significant credit risk for its cash and cash equivalents and restricted cash and restricted cash equivalents. Concentration of credit risk associated with the majority of the Company's receivables from customers is limited due to the significant size of the customer base.

Fair Value of Financial Instruments

The Company's financial instruments primarily consist of cash and cash equivalents, restricted cash and restricted cash equivalents, accounts receivable, retail installment contract receivables ("RICs"), accounts payable, debt, and derivatives. Due to their short-term and/or liquid nature, the fair values of cash, restricted cash, accounts receivable, and accounts payable approximate their respective carrying amounts.

Cash and Cash Equivalents and Restricted Cash and Restricted Cash Equivalents - Included in cash and cash equivalents and restricted cash and restricted cash equivalents, as applicable from time to time, are investments in money market mutual funds. These investments are generally classified as Level 1 fair value measurements, which represent unadjusted quoted prices in active markets for identical assets or liabilities.

Investments in money market mutual funds were $1 million and $90 million as of December 31, 2025 and December 31, 2024, respectively.

Retail Installment Contract Receivables, net - The fair values of the Company's RICs are determined using a discounted cash flow model and are classified as Level 3 fair value measurements. Refer to Note 2 "Revenue and Receivables."

	December 31,			
	2025		2024	
(in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Retail installment contract receivables, net	$ 651,811	$ 513,325	$ 669,326	$ 495,259

ADT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Long-Term Debt Instruments - The fair values of the Company's long-term debt instruments are determined using broker-quoted market prices, which represent quoted prices for similar assets or liabilities as well as other observable market data, and are classified as Level 2 fair value measurements. The carrying amounts of debt outstanding, if any, under the Company's first lien revolving credit facility (the "First Lien Revolving Credit Facility") and the 2020 Receivables Facility approximate their fair values, as interest rates on these borrowings approximate current market rates. Refer to Note 7 "Debt."

| | December 31, | | | |
| | 2025 | | 2024 | |
(in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt instruments[1] (see Note 7 "Debt")	$ 7,641,869	$ 7,746,284	$ 7,637,631	$ 7,589,677

_____

(1) Excludes finance leases.

Derivative Financial Instruments - Derivative financial instruments are reflected in the Consolidated Balance Sheet as either assets or liabilities at fair value that are primarily calculated using discounted cash flow models utilizing observable inputs, such as quoted forward interest rates, and incorporate credit risk adjustments to reflect the risk of default by the counterparty or the Company. The resulting fair values are classified as Level 2 fair value measurements.

Refer to Note 8 "Derivative Financial Instruments" for the fair values of the Company's derivative financial instruments.

2.   REVENUE AND RECEIVABLES

Revenue

The Company generates revenue from contractual monthly recurring fees received for monitoring and related services, as well as the sale and installation of security systems. The Company's revenue-generating contracts are entered into primarily through its main operating entity and wholly-owned subsidiary, ADT LLC.

Revenue is recognized in the Consolidated Statements of Operations net of sales and other taxes. Amounts collected from customers for sales and other taxes are reported as a liability net of the related amounts remitted. When customers terminate a monitoring contract early, contract termination charges are assessed in accordance with the contract terms and are recognized in monitoring and related services revenue when collectability is probable.

Disaggregated Revenue

| | Years Ended December 31, | | |
(in thousands)	2025	2024	2023
Sources of Revenue:			
Recurring monthly revenue	$ 4,216,374	$ 4,177,428	$ 4,069,921
Other related services	137,713	116,049	109,077
Monitoring and related services	4,354,087	4,293,477	4,178,998
Amortization of deferred subscriber acquisition revenue	358,413	346,209	301,708
Installation revenue	416,107	258,760	172,118
Security installation, product, and other	774,520	604,969	473,826
Total revenue	$ 5,128,607	$ 4,898,446	$ 4,652,824

The Company allocates the transaction price to each performance obligation based on the relative standalone selling price, which is determined using observable internal and external pricing, profitability, and operational metrics. The Company's performance obligations generally include monitoring, related services (such as maintenance agreements), as well as the sale and installation of a security system in outright sales transactions or a material right in transactions in which the Company retains ownership of the security system.

ADT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Customer-Owned Transactions - In transactions involving security systems sold outright to the customer (referred to as *outright sales*), the Company's performance obligations generally include the sale and installation of the security system, which is primarily recognized at a point in time based upon the nature of the transaction and contractual terms, and any monitoring and related services, which are recognized when these services are provided to the customer.

Company-Owned Transactions - In transactions in which the Company provides monitoring and related services but retains ownership of the security system, the Company's performance obligations primarily include (i) monitoring and related services, which are recognized when these services are provided to the customer, and (ii) a material right associated with the one-time non-refundable fees in connection with the initiation of a monitoring contract which the customer will not be required to pay again upon a renewal of the contract (referred to as deferred subscriber acquisition revenue).

Deferred subscriber acquisition revenue is amortized on a pooled basis over the estimated life of the customer relationship using an accelerated method consistent with the treatment of subscriber system assets and deferred subscriber acquisition costs.

Remaining Performance Obligations

As of December 31, 2025, the Company's total remaining unsatisfied performance obligation relating to the provision of monitoring and related services is as follows *(in thousands)*:

0-12 Months	13-24 Months	25-36 Months	Thereafter	Total
$ 1,898,084	$ 1,045,811	$ 497,642	$ 239,784	$ 3,681,321

Deferred Revenue

Deferred revenue represents customer billings for services not yet rendered and is primarily related to recurring monitoring and related services. In addition, payments received for the sale and installation of a system after the agreement is signed but before performance obligations are satisfied are recorded as deferred revenue.

These amounts are recorded as current deferred revenue, as the Company expects to satisfy any remaining performance obligations, as well as recognize the related revenue, within the next twelve months when performance obligations are satisfied.

Accounts Receivable

Accounts receivable represent unconditional rights to consideration from customers in the ordinary course of business and are generally due in one year or less. The Company's accounts receivable are recorded at amortized cost less an allowance for credit losses not expected to be recovered. The allowance for credit losses is recognized at inception and reassessed each reporting period.

The Company evaluates its allowance for credit losses on accounts receivable in pools based on customer type. The allowance for credit losses primarily relates to residential customers. For each customer pool, the allowance for credit losses is estimated based on the delinquency status of the underlying receivables and the related historical loss experience, as adjusted for current and expected future conditions, if applicable.

Changes in the Allowance for Credit Losses

| | Years Ended December 31, | | |
(in thousands)	2025	2024	2023
Beginning balance	$ 57,795	$ 46,850	$ 27,815
Provision for credit losses	167,189	158,346	130,407
Write-offs, net of recoveries[1]	(161,143)	(147,401)	(111,372)
Ending balance	$ 63,841	$ 57,795	$ 46,850

_____
(1) Recoveries were not material for the periods presented. As such, write-offs are presented net of recoveries.

ADT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Retail Installment Contract Receivables, Net

The Company's RICs allow qualifying residential customers to pay the fees due at installation over a 12-, 24-, 36-, or 60-month interest-free period. The financing component is not significant.

The Company's RICs are recorded at amortized cost less an allowance for credit losses not expected to be recovered. The allowance for credit losses is recognized at inception and reassessed each reporting period. The allowance for credit losses relates to RICs from outright sales transactions.

The following is a summary of unbilled retail installment contract receivables, net:

		December 31,		
(in thousands)		2025		2024
Retail installment contract receivables, gross	$	689,023	$	678,174
Allowance for credit losses		(37,212)		(8,848)
Retail installment contract receivables, net	$	651,811	$	669,326
Balance Sheet Classification:				
Accounts receivable, net	$	268,552	$	260,224
Other assets		383,259		409,102
Retail installment contract receivables, net	$	651,811	$	669,326

As of December 31, 2025 and 2024, RICs, net, for which the Company grants a security interest as collateral for borrowings under the 2020 Receivables Facility were $593 million and $575 million, respectively. Refer to Note 7 "Debt" for further discussion regarding the 2020 Receivables Facility.

Credit Quality

Upon origination of a RIC, the Company assigns an internal credit grade derived from external credit data obtained from a nationally recognized credit reporting provider to evaluate customer credit quality and establish contract eligibility. Subsequent to origination, the Company monitors the delinquency status of the RICs as the key credit quality indicator. Delinquent billed RICs are not a material portion of the Company's RICs.

The following table presents the gross amortized cost basis segregated by credit quality indicator and current year write-offs of the Company's RICs by year of origination for the preceding five fiscal years as of December 31, 2025:

(in thousands)		2025		2024		2023		2022		2021		All preceding years
High	$	201,419	$	122,031	$	78,706	$	45,519	$	9,234	$	1
Medium[1]		97,692		43,839		21,801		10,286		2,277		7
Low		31,684		14,341		6,664		2,870		652		—
Total	$	330,795	$	180,211	$	107,171	$	58,675	$	12,163	$	8
Current year gross write-offs	$	10,770	$	38,739	$	16,598	$	6,583	$	1,965	$	256

_____
(1) Includes short-term receivables related to three-month payment plans.

Contract Assets

Contract assets represent the Company's right to consideration in exchange for goods or services transferred to the customer. The contract asset is reclassified to accounts receivable as additional services are performed and billed, which is when the Company's right to the consideration becomes unconditional. This balance is primarily comprised of satisfied performance obligations related to the sale and installation of a system under an outright sale transaction.

The Company has the right to bill customers as services are provided over time, which generally occurs over the course of a 12-, 24-, 36-, or 60-month period as additional services are performed and billed. There is no significant financing component.

ADT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company records an allowance for credit losses against its contract assets for amounts not expected to be recovered. The allowance is recognized at inception and is reassessed each reporting period. The allowance for credit losses on contract assets was not material for the periods presented.

(in thousands)	December 31,	
	2025	2024
Contract assets, gross	$ 69,506	$ 46,031
Allowance for credit losses	(6,591)	(5,221)
Contract assets, net	$ 62,915	$ 40,810
Balance Sheet Classification:		
Prepaid expenses and other current assets	$ 28,758	$ 19,164
Other assets	34,157	21,646
Contract assets, net	$ 62,915	$ 40,810

The changes in the contract asset balance during 2025 and 2024 were not material.

Contract Liabilities

The Company's primary contract liabilities are deferred subscriber acquisition revenue and deferred revenue as presented on the balance sheet. Contract liabilities primarily represent amounts billed or collected in advance of the Company's fulfillment of performance obligations under customer contracts. Contract liabilities also include consideration received in advance for products or services that have not yet been transferred to the customer, including deferred revenue associated with the allocation of the transaction price to future performance obligations. Contract liabilities are recognized as revenue when the related performance obligations are satisfied, which typically occurs over the term of the customer's service agreement or upon completion of installation or product delivery.

During 2025 and 2024, customer contract liabilities increased by approximately $16 million and $149 million, respectively, primarily due to new billings and customer prepayments for monitoring, installation, and other subscription-based services.

Revenue recognized from the amounts included in the beginning contract liability balance totaled approximately $560 million and $478 million for the years ended December 31, 2025 and 2024, respectively.

Additional contract liabilities recognized during the years ended December 31, 2025 and 2024 were approximately $530 million and $640 million, respectively.

Other changes in the contract liabilities were not material.

3.   SEGMENT INFORMATION

The Company reports results in a single operating and reportable segment.

The Company's CODM is its Chairman, President, and Chief Executive Officer. The CODM evaluates performance and allocates resources on a consolidated basis using various measures primarily through reviews of operational performance packages, earnings releases, investor presentations, and the Company's SEC filings, as well as through the approval of the Company's annual budget and forecast.

The Company's reported segment profit measure is net income (loss) as this measure is most consistent with the amounts included in the Consolidated Statements of Operations. In addition, segment assets reviewed by the CODM are reported on the Company's Consolidated Balance Sheets as total assets.

The accounting policies of the Company's reportable segment are the same as those of the Company.

ADT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following presents a reconciliation to the Company's net income (loss) as reported in the Consolidated Statements of Operations and includes segment revenues, significant segment expenses that are regularly provided to or easily computed from information regularly provided to the CODM, other segment expenses, and adjustments to reconcile to net income (loss).

		Years Ended December 31,	
(in thousands)	2025	2024	2023
Total segment revenue	$ 5,128,607	$ 4,898,446	$ 4,652,824
Less significant segment expenses:			
Customer service costs[1]	432,963	409,680	387,314
Maintenance costs[1]	209,307	207,706	217,054
Security installation, product, and other costs	340,702	229,728	147,314
Selling costs, including commissions[2]	183,663	185,417	196,204
Amortization of deferred subscriber acquisition costs[2]	252,553	224,647	188,222
Advertising costs[2]	97,820	105,366	131,133
Provision for credit losses[2]	197,431	187,361	131,962
Other general and administrative costs[2]	647,499	708,979	664,182
Share-based compensation[2]	54,553	48,745	38,626
Depreciation and intangible asset amortization	1,367,216	1,342,798	1,335,484
Interest expense	469,909	450,939	586,088
Income tax expense (benefit)	233,294	195,780	160,585
Total significant segment expenses	4,486,910	4,297,146	4,184,168
Less other segment items[3]:			
Other items in SG&A[2]	35,999	39,955	36,368
Other, net	5,180	(58,045)	(18,082)
Total other segment items	41,179	(18,090)	18,286
Reconciliation of profit or loss:			
(Income) loss from discontinued operations, net of tax[4]	4,567	118,337	(12,639)
Net income (loss)	$ 595,951	$ 501,053	$ 463,009

_____

(1)   Included in monitoring and related services cost of revenue in the Consolidated Statements of Operations.
(2)   Included in SG&A in the Consolidated Statements of Operations.
(3)   Other segment items generally include other income and expenses, interest income, and certain other items included in SG&A that are not considered significant segment expenses. Interest income is not material for the periods presented.
(4)   Represents activity related to the Commercial and Solar Businesses (as applicable during the periods), which are presented as discontinued operations.

Entity-Wide Disclosures

Revenue generated from customers outside of the U.S. is not material. As of December 31, 2025 and 2024, substantially all of the Company's assets were located in the U.S.

The Company does not have any major customers given the high volume nature of the business. Refer to Note 2 "Revenue and Receivables" for further information on the Company's products and services.

ADT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.   DIVESTITURES

The Company may decide to divest portions of its business for various reasons, including efforts to focus on its remaining businesses. The Company presents discontinued operations for components of the business that are either disposed of through sale (or qualify as held for sale), abandonment, or spin-off if these actions also represent a strategic shift that has or will have a major effect on the Company's financial results.

Refer to Note 12 "Earnings per Share" for basic and diluted earnings per share information associated with discontinued operations.

ADT Solar Exit

On January 19, 2024, after a strategic review of the business and continued macroeconomic and industry pressures, the Company's board of directors (the "Board of Directors") approved a plan to fully exit the Solar Business. As of June 30, 2024, substantially all operations of the Solar Business had ceased.

The ADT Solar Exit represented a strategic shift that had a major effect on the Company's operations and financial results. Accordingly, the Solar Business is presented as a discontinued operation in the Company's Consolidated Statements of Operations and Consolidated Balance Sheets for the periods presented.

The Solar Business was reflected in the former Solar reportable segment.

Exit charges incurred and paid were not material in 2025.

During the year ended December 31, 2024, the Company incurred aggregate exit charges of $88 million, which have been recognized within income (loss) from discontinued operations, net of tax, related to (i) $33 million associated with the write-down and disposition of inventory and asset impairments, (ii) $29 million associated with the disposition of the existing installation pipeline, (iii) $13 million associated with employee separation costs, and (iv) $12 million associated with contract termination and other charges.

During the year ended December 31, 2024, the Company paid $22 million associated with the ADT Solar Exit primarily related to employee separation and other restructuring costs.

The following reconciliations represent the major classes of line items of the Solar Business presented within discontinued operations in the Consolidated Balance Sheets and Consolidated Statements of Operations and certain information in the Consolidated Statements of Cash Flows for the periods presented.

Balance Sheet Information

There were no material assets of discontinued operations as of December 31, 2025 and December 31, 2024.

(in thousands)	December 31, 2025	December 31, 2024
Current maturities of long-term debt	$ —	$ 22
Accounts payable	2,804	6,953
Accrued expenses and other current liabilities	12,513	24,788
Total current liabilities of discontinued operations	15,317	31,763
Long-term debt	—	32
Other liabilities	14,352	15,857
Total liabilities of discontinued operations	$ 29,669	$ 47,652

ADT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Statements of Operations Information

There was no material activity related to discontinued operations within the Statement of Operations for the year ended December 31, 2025.

		Years Ended December 31,		
(in thousands)		**2024**		**2023**
Revenue	$	21,254	$	329,835
Cost of revenue		65,678		256,784
Selling, general, and administrative expenses		101,366		215,054
Depreciation and intangible asset amortization		1,898		15,496
Goodwill impairment		—		511,176
Other (income) and expense items		1,481		2,235
Income (loss) from discontinued operations before income taxes		(149,169)		(670,910)
Income tax benefit (expense)		39,096		156,000
Income (loss) from discontinued operations, net of tax	$	(110,073)	$	(514,910)

Cash Flow Information

There was no material activity related to discontinued operations within the Statement of Cash Flows for the year ended December 31, 2025.

		Years Ended December 31,		
(in thousands)		**2024**		**2023**
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
Depreciation and intangible asset amortization	$	1,898	$	15,496
Goodwill, intangible, and other asset impairments	$	13,770	$	515,730
Cash flows from investing activities:				
Purchases of property and equipment	$	(80)	$	(4,027)

Commercial Divestiture

On August 7, 2023, the Company entered into an Equity Purchase Agreement to sell substantially all of the issued and outstanding equity interests of its commercial business (the "Commercial Divestiture"). On October 2, 2023, the Company completed the Commercial Divestiture for a purchase price of approximately $1.6 billion, subject to certain customary post-closing adjustments, and recognized a pre-tax gain on sale of approximately $630 million, which was recognized in income (loss) from discontinued operations during 2023.

During 2024, the Company paid GTCR $21 million related to the settlement of post-closing adjustments, which is presented in cash flows from investing activities.

The Commercial Divestiture represented a strategic shift that had a major effect on the Company's operations and financial results. Accordingly, the Commercial Business is presented as a discontinued operation in the Company's Consolidated Statements of Operations for the periods presented.

The Commercial Business was previously reflected in the Commercial reportable segment.

Additionally, as the agreed upon sale price was substantially higher than the carrying value of the Commercial Business, the Company did not record any impairments or adjustments when recognizing the disposal group at the lower of its carrying amount or fair value less cost to sell.

ADT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following reconciliations represent the major classes of line items of the Commercial Business within the Consolidated Statements of Operations and certain information within the Consolidated Statements of Cash Flows (excluding proceeds from the sale of business discussed above) for the periods presented.

Statements of Operations Information

During the year ended December 31, 2025, activity relating to the Commercial Divestiture was immaterial.

During the year ended December 31, 2024, activity, net of tax, relating to the Commercial Divestiture was approximately $8 million primarily related to the settlement of post-closing adjustments.

	Year Ended December 31,
(in thousands)	**2023**
Revenue	$ 1,035,048
Cost of revenue	688,433
Selling, general, and administrative expenses	213,514
Depreciation and intangible asset amortization	37,691
Other income and expense items	19,174
Income (loss) from discontinued operations before gain on sale of business and income taxes	76,236
Gain on sale of business	629,980
Income (loss) from discontinued operations before income taxes	706,216
Income tax benefit (expense)	(178,667)
Income (loss) from discontinued operations, net of tax	$ 527,549

Cash Flow Information

	Year Ended December 31,
(in thousands)	**2023**
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:	
Depreciation and intangible asset amortization	$ 37,691
Share-based compensation expense	$ 11,699
Cash flows from investing activities:	
Subscriber system asset expenditures	$ (8,902)
Purchases of property and equipment	$ (4,399)

Transition Services Agreement

In connection with the Commercial Divestiture, the Company entered into a Transition Services Agreement (the "Commercial TSA") for the provision of certain transitional services relating to ongoing support and other administrative functions to each other for a transitional period of up to 24 months after the closing of the Commercial Divestiture. Commercial TSA fees charged to the Commercial Business represent charges for internal labor as well as certain third-party costs identified in connection with providing such services. Income from the Commercial TSA is recognized in other income (expense), and expenses incurred by the Company to support the transition are recorded based on the nature of the expense. During 2025 Commercial TSA income was not material. During 2024 and 2023, the Company recognized income from the Commercial TSA of $40 million and $12 million, respectively.

ADT Brand License and Intellectual Property Rights

The Company and GTCR entered into an agreement granting GTCR a license to continue to use the ADT brand and other Company trademarks for a period of twelve months to transition from Company branding (the "Brand License"). The Company has also agreed to a covenant not to assert a claim against GTCR for infringement of the Company's patents as of the Commercial Divestiture for products and services that were used in the Commercial Business prior to the Commercial Divestiture, and has provided GTCR with a paid-up, irrevocable, non-assignable (with limited exceptions) license to continue to use certain software and other Company intellectual property in the same manner. Royalty income is included in other income (expense) and is not material.

Other Divestitures

During 2025, the Company completed the sale of its multifamily business (the "Multifamily Divestiture") for a purchase price of approximately $56 million, subject to certain customary post-closing adjustments. The Company recorded $12 million of goodwill impairment, which is recognized in SG&A. Any gain or loss on sale pursuant to customary post-closing adjustments is not expected to be material.

During 2023, proceeds related to disposal activities not reflected as discontinued operations totaled $36 million, resulting in a gain on sale of $19 million recognized in SG&A.

5.   EQUITY METHOD INVESTMENTS

Canopy Investment

In April 2022, the Company and Ford Motor Company ("Ford") formed a new entity, SNTNL LLC ("Canopy"), and the Company contributed cash of $11 million (the "Initial Contribution"). Since the Initial Contribution, the Company contributed $7 million. The Company accounted for its investment in Canopy under the equity method of accounting as the Company was not the primary beneficiary, and therefore, did not consolidate Canopy's assets, liabilities, and financial results of operations.

During the fourth quarter of 2023, the Company sold its shares in Canopy and received $21 million in accordance with the terms of the agreement between the Company and Ford, which included a put right under which the Company recovered its full equity investment in Canopy plus a premium ("Canopy Termination"). In addition, the Company recognized a gain of $15 million, which is reflected in equity in net earnings (losses) of equity method investees. The Company no longer holds an investment in Canopy.

6.   GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

During the third quarter of 2025, the Company recorded a goodwill impairment charge of $12 million in connection with the Multifamily Divestiture, which is reflected in SG&A, and derecognized the remaining $6 million of goodwill upon completion of the divestiture on October 1, 2025. Refer to Note 4 "Divestitures."

The Company also had previously reported accumulated goodwill impairment losses that were associated with the Solar reporting unit, which is presented as a discontinued operation.

ADT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other Intangible Assets

(in thousands)	December 31, 2025			December 31, 2024		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Definite-lived intangible assets:						
Contracts and related customer relationships	$ 6,754,810	$ (4,012,248)	$ 2,742,562	$ 6,158,349	$ (3,464,926)	$ 2,693,423
Dealer relationships[1]	1,518,020	(776,413)	741,607	1,518,020	(697,324)	820,696
Other[2]	199,973	(199,146)	827	209,773	(202,793)	6,980
Total definite-lived intangible assets	8,472,803	(4,987,807)	3,484,996	7,886,142	(4,365,043)	3,521,099
Indefinite-lived intangible assets:						
Trade name[3]	1,333,000	—	1,333,000	1,333,000	—	1,333,000
Intangible assets	$ 9,805,803	$ (4,987,807)	$ 4,817,996	$ 9,219,142	$ (4,365,043)	$ 4,854,099

_____

(1) Originated from the Formation Transactions and the ADT Acquisition in 2015 and 2016, respectively. Amortized primarily over 19 years on a straight-line basis based on management estimates about attrition and the longevity of the underlying dealer network that existed at the time of acquisition.

(2) Primarily relates to trade names and other technology assets. Amortized over a period of up to 10 years on a straight-line basis.

(3) ADT trade name acquired as part of the ADT Acquisition.

Contracts and Related Customer Relationships

Contracts and related customer relationships comprise contracts with customers purchased under the ADT Authorized Dealer Program (as defined below) or from other third parties as well as customer relationships that originated from business acquisitions.

Additionally, the Company maintains a network of agreements with third-party independent dealers who sell alarm equipment and ADT Authorized Dealer-branded monitoring and interactive services to residential end users (the "ADT Authorized Dealer Program"). The dealers in this program generate new end-user contracts with customers which the Company has the right, but not the obligation, to purchase from the dealer. Purchases of contracts with customers under the ADT Authorized Dealer Program, or from other third parties, are considered asset acquisitions and are recognized based on the cost to acquire the assets, which may include cash consideration, non-cash consideration, contingent consideration, and directly-attributable transaction costs. The Company may charge back the purchase price of any end-user contract if the contract is canceled during the charge-back period, which is generally thirteen months from the date of purchase. The Company records the amount of the charge back as a reduction to the purchase price.

Purchases of contracts with customers under the ADT Authorized Dealer Program, or from other third parties, are accounted for on a pooled basis based on the month and year of acquisition. The Company amortizes its pooled contracts with customers using an accelerated method over the estimated life of the customer relationship, which is 15 years. The accelerated method for amortizing these contracts utilizes an average declining balance rate of approximately 300% and converts to straight-line methodology when the resulting amortization charge is greater than that from the accelerated method, resulting in an average amortization of approximately 65% of the pool within the first five years, 25% within the second five years, and 10% within the final five years.

Customer relationships acquired as part of business acquisitions, which primarily originated from the Formation Transactions, are amortized over a period of up to 15 years based on management estimates about the amounts and timing of estimated future revenue from customer accounts and average customer account life that existed at the time of the related business acquisition.

ADT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The change in the net carrying amount of contracts and related customer relationships during the period was as follows:

	Years Ended December 31,	
(in thousands)	**2025**	**2024**
Balance as of December 31, 2024	$ 2,693,423	$ 2,634,211
Customer contract additions, net of dealer charge-backs	598,127	586,994
Amortization	(548,988)	(527,782)
Balance as of December 31, 2025	$ 2,742,562	$ 2,693,423

During 2025 and 2024, the weighted-average amortization period for customer contract additions under the ADT Authorized Dealer Program and from other third parties was approximately 15 years.

During 2025 and 2024, the Company completed multiple customer account purchases for an aggregate contractual purchase price of $132 million and $98 million, respectively, subject to reductions based on customer retention. The Company paid total cash at the closings in the aggregate amounts of $115 million and $81 million, respectively, which is included in dealer generated customer accounts and bulk account purchases on the Consolidated Statements of Cash Flows.

Definite-Lived Intangible Asset Amortization Expense

	Years Ended December 31,		
(in thousands)	**2025**	**2024**	**2023**
Definite-lived intangible asset amortization expense	$ 630,936	$ 610,389	$ 613,679

As of December 31, 2025, the estimated aggregate amortization expense on our existing intangible assets is expected to be as follows (*in thousands*):

2026	2027	2028	2029	2030	Thereafter
$ 589,793	$ 507,650	$ 444,625	$ 396,975	$ 338,643	$ 1,207,310

Goodwill and Indefinite-Lived Intangible Assets Impairment

Goodwill and indefinite-lived intangible assets are not amortized and are tested for impairment at least annually as of the first day of the fourth quarter of each year and more often if an event occurs or circumstances change which indicate it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. The Company may perform the impairment test for its reporting unit or indefinite-lived intangible asset through a qualitative assessment or elect to proceed directly to a quantitative impairment test, however, the Company may resume a qualitative assessment in any subsequent period if facts and circumstances permit.

Goodwill

Under a qualitative approach, the Company assesses whether it is more-likely-than-not that a reporting unit's fair value is less than its carrying amount. If the Company elects to bypass the qualitative assessment for any reporting unit, or if a qualitative assessment indicates it is more-likely-than-not that the estimated fair value of a reporting unit is less than its carrying amount, the Company proceeds to a quantitative approach.

Under a quantitative approach, the Company estimates the fair value of a reporting unit and compares it to its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The Company estimates the fair values of its reporting units using the income approach, which discounts projected cash flows using market participant assumptions. The income approach includes significant assumptions including, but not limited to, forecasted revenue, operating profit margins, Adjusted EBITDA margins, operating expenses, cash flows, perpetual growth rates, and discount rates. The estimated fair value of a reporting unit calculated using the income approach is sensitive to changes in the underlying assumptions. In developing these assumptions, the Company relies on various factors including operating results, business plans, economic projections, anticipated future cash flows, and other market data. Examples of events or circumstances that could reasonably be expected to negatively affect the underlying judgments and factors and ultimately impact the estimated fair value determinations may include such items as a prolonged downturn in the business environment, changes in economic conditions that significantly differ from the Company's assumptions in timing or degree,

ADT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

volatility in equity and debt markets resulting in higher discount rates, and unexpected regulatory changes. As a result, there are inherent uncertainties related to these judgments and factors that may ultimately impact the estimated fair value determinations.

During the third quarter of 2025, the Company recorded a goodwill impairment charge of $12 million in connection with the Multifamily Divestiture, which is reflected in SG&A. Refer to Note 4 "Divestitures."

Additionally, the Company performed a qualitative goodwill impairment test as of October 1, 2025 on its single reporting unit. The Company concluded that it is more- likely-than-not that the fair value of the Company's reporting unit exceeds its carrying value, and as a result, the Company did not perform a quantitative impairment test or record any additional goodwill impairment losses.

The Company did not record any goodwill impairment losses in income/(loss) from continuing operations during 2024 and 2023.

The Company's previously recorded goodwill impairment charges associated with the Solar reporting unit are presented in income (loss) from discontinued operations, net of tax.

Indefinite-Lived Intangible Assets

Under a qualitative approach, the impairment test for an indefinite-lived intangible asset consists of an assessment of whether it is more-likely-than-not that an asset's fair value is less than its carrying amount. If the Company elects to bypass the qualitative assessment for any indefinite-lived intangible asset, or if a qualitative assessment indicates it is more-likely-than-not that the estimated carrying amount of such asset exceeds its fair value, the Company proceeds to a quantitative approach.

Under a quantitative approach, the Company estimates the fair value of an asset and compares it to its carrying amount. If the carrying amount exceeds fair value, an impairment loss is recognized in an amount equal to that excess. The estimated fair value of an indefinite-lived intangible asset is determined using a valuation approach that is based on the nature of the underlying asset.

The Company's only indefinite-lived intangible asset is the ADT trade name. The fair value of the ADT trade name is determined under a relief from royalty method, which is an income approach that estimates the cost savings that accrue to the Company that it would otherwise have to pay in the form of royalties or license fees on revenue earned through the use of the asset. The utilization of the relief from royalty method requires the Company to make significant assumptions including revenue growth rates, the implied royalty rate, and the discount rate.

As of October 1, 2025, the Company quantitatively tested the ADT trade name for impairment. Based on the results of the test, the Company did not record any impairment losses as the estimated fair value of the trade name substantially exceeded its carrying amount.

During 2024 and 2023, the Company did not record any impairment losses on its indefinite lived intangible asset.

Definite-Lived Intangible Asset Impairment

Definite-lived intangible asset impairments were not material during 2025, 2024, and 2023.

ADT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.   DEBT

The Company's debt is comprised of the following *(in thousands)*:

Debt Description	Issued	Maturity	Interest Rate[1]	Interest Payable	Balance as of December 31,	
					2025	2024
First Lien Term Loan B due 2030	10/13/2023	10/13/2030	Term SOFR +2.00%	Quarterly	$ 1,764,249	$ 1,984,090
First Lien Term Loan B-2 due 2032	3/7/2025	3/7/2032	Term SOFR +1.75%	Quarterly	1,441,989	—
First Lien Revolving Credit Facility	3/16/2018	10/1/2029	Term SOFR +2.00%	Quarterly	—	—
First Lien Term Loan A due 2030	10/28/2025	10/28/2030	Term SOFR +1.50%	Quarterly	325,000	—
First Lien Notes due 2026	4/4/2019	4/15/2026	5.750%	3/15 and 9/15	75,000	1,350,000
First Lien Notes due 2027	8/20/2020	8/31/2027	3.375%	6/15 and 12/15	1,000,000	1,000,000
First Lien Notes due 2029	7/29/2021	8/1/2029	4.125%	2/1 and 8/1	1,000,000	1,000,000
First Lien Notes due 2033	10/15/2025	10/15/2033	5.875%	1/15 and 7/15	1,000,000	—
Second Lien Notes due 2028	1/28/2020	1/15/2028	6.250%	1/15 and 7/15	—	1,300,000
ADT Notes due 2032	5/2/2016	7/15/2032	4.875%	1/15 and 7/15	728,016	728,016
ADT Notes due 2042	7/5/2012	7/15/2042	4.875%	1/15 and 7/15	21,896	21,896
2020 Receivables Facility[2]	3/5/2020	11/20/2030	Various	Monthly	443,058	407,901
Total debt principal, excluding finance leases					7,799,208	7,791,903
Plus: Finance lease obligations[3]					47,765	69,442
Unamortized debt discount, net					(30,579)	(12,081)
Unamortized deferred financing costs					(22,949)	(26,990)
Unamortized purchase accounting fair value adjustment and other					(103,811)	(115,201)
Total debt					7,689,634	7,707,073
Less: Current maturities of long-term debt, net of unamortized debt discount					(310,204)	(195,791)
Long-term debt					$ 7,379,430	$ 7,511,282

_____

(1) Interest rate as of December 31, 2025. Interest on the 2020 Receivables Facility is primarily based on the Secured Overnight Financing Rate ("SOFR") +0.95% and Cost of Funds ("COF") +0.85%.
(2) Maturity date for the 2020 Receivables Facility represents the final maturity of date of current loans borrowed under the facility.
(3) Refer to Note 14 "Leases" for additional information regarding the Company's finance leases.

First Lien Credit Agreement

The Company's first lien credit agreement dated as of July 1, 2015 (together with subsequent amendments and restatements, the "First Lien Credit Agreement") provides for term loans (the "First Lien Term Loan B due 2030" and the "First Lien Term Loan B-2 due 2032," together, the "First Lien Term Loan Bs") and a revolving credit facility (the "First Lien Revolving Credit Facility").

Prime Security Services Holdings, LLC ("Holdings"), a Delaware limited liability company and a wholly owned indirect subsidiary of the Company, Prime Security Services Borrower, LLC ("Prime Borrower"), a Delaware limited liability company and a wholly owned direct subsidiary of Holdings, and The ADT Corporation, a Delaware corporation and a wholly owned direct subsidiary of Prime Borrower (together with Prime Borrower, the "Borrowers"), are parties to the First Lien Credit Agreement as holdings and borrowers respectively. Indebtedness incurred under the First Lien Credit Agreement is guaranteed, jointly and severally, on a senior secured first-priority basis, by substantially all of Prime Borrower's wholly owned material domestic subsidiaries, and by Prime Borrower's direct parent on a limited recourse basis, and is secured by a pledge of Prime Borrower's capital stock directly held by its direct parent and by first-priority security interests in substantially all of the assets of Prime Borrower and the subsidiary guarantors, in each case, subject to certain permitted liens and exceptions.

The First Lien Term Loan B due 2030

The First Lien Term Loan B due 2030 requires scheduled quarterly amortization payments equal to 0.25% of its outstanding principal amount at the time of the December 2024 amendment (discussed below), with the remaining balance payable at maturity.

ADT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Borrowers may make voluntary prepayments on the First Lien Term Loan B due 2030 at any time prior to maturity at par, subject to a 1.00% prepayment premium in the event of certain specified refinancing events at any time before June 2025.

Additionally, based on certain specified net first lien leverage ratios, the Borrowers may be required to make annual prepayments on the outstanding First Lien Term Loan B due 2030 with a percentage of the Company's excess cash flow, as defined in the First Lien Credit Agreement, if the excess cash flow exceeds a certain specified threshold, which is 0% if our net first lien leverage ratio is less than or equal to 2.20 to 1.00. As of December 31, 2025, the Borrowers were not required to make an annual prepayment based on the Company's excess cash flow.

The First Lien Term Loan B due 2030 bears interest at a rate equal to, at the Prime Borrower's option, either (a) a term SOFR rate ("Term SOFR") with a floor of zero or (b) a base rate determined by reference to the highest of (i) the federal funds rate plus 0.50% per annum, (ii) the rate of interest per annum last quoted by The Wall Street Journal as the "Prime Rate" in the United States and (iii) the one-month adjusted term SOFR plus 1.00% per annum ("Base Rate"), in each case, plus an applicable margin of 2.00% per annum for Term SOFR loans and 1.00% per annum for Base Rate loans. Prime Borrower has elected the Term SOFR alternative to apply to borrowings of the First Lien Term Loan B due 2030.

The First Lien Term Loan B-2 due 2032

The First Lien Term Loan B-2 due 2032 requires scheduled quarterly amortization payments equal to 0.25% of its original principal amount with the remaining balance payable at maturity.

The Borrowers may make voluntary prepayments on the First Lien Term Loan B-2 due 2032 at any time prior to maturity at par, subject to a 1.00% prepayment premium in the event of certain specified refinancing events during the first six months after the most recent amendment.

The First Lien Term Loan B-2 due 2032 bears interest at a rate equal to, at the Prime Borrower's option, either (a) a term SOFR rate with a floor of zero or (b) a base rate determined by reference to the highest of (i) the federal funds rate plus 0.50% per annum, (ii) the rate of interest per annum last quoted by The Wall Street Journal as the "Prime Rate" in the United States and (iii) the Base Rate, in each case, plus an applicable margin of 1.75% per annum for Term SOFR loans and 0.75% per annum for Base Rate loans. Prime Borrower has elected the Term SOFR alternative to apply to borrowings of the First Lien Term Loan B-2 due 2032.

The First Lien Term Loan B-2 due 2032 is subject to a springing maturity of 91 days prior to the maturity date of certain long-term indebtedness of Prime Security Services Borrower, LLC and its subsidiaries if, on such date, the aggregate principal amount of such indebtedness equals or exceeds $1 billion. Loans under the First Lien Term Loan B-2 due 2032 are treated as a separate class from the existing loans under the First Lien Term Loan B due 2030.

First Lien Revolving Credit Facility

The applicable margin for borrowings under the First Lien Revolving Credit Facility is 2.00% for Term SOFR loans (subject to a credit spread adjustment) and 1.00% for Base Rate loans, in each case, subject to adjustment pursuant to a leverage-based pricing grid, subject to two step downs to 1.75% and 1.50% based on a net first lien leverage ratio of 2.00 to 1.00 and 1.50 to 1.00, respectively. In addition, the Borrowers are required to pay a commitment fee of 0.20% to 0.30%, with step downs to 0.25% and 0.20% based on a net first lien leverage ratio of 2.00 to 1.00 and 1.50 to 1.00, respectively, with respect to the unused commitments under the First Lien Revolving Credit Facility.

The First Lien Revolving Credit Facility is also subject to a springing maturity of 91 days prior to the maturity date of certain long-term indebtedness if, as of such date, the outstanding principal amount of such indebtedness exceeds $350 million.

The aggregate amount of commitments under the First Lien Revolving Credit Facility is $800 million.

As of December 31, 2025, the Company had $800 million in available borrowing capacity under the First Lien Revolving Credit Facility.

Significant Activity

Significant amendments and restatements related to the First Lien Credit Agreement during the periods presented were as follows:

- *October 2023* - The Company redeemed approximately $1.3 billion of the then outstanding term loan due 2026 (the "First Lien Term Loan B due 2026") using net proceeds from the Commercial Divestiture.

ADT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

- *October 2023* - The Company amended and restated the First Lien Credit Agreement and refinanced the remaining outstanding balance of the First Lien Term Loan B due 2026 with a new $1.375 billion 7-year First Lien Term Loan B due 2030.

- *April 2024* - The Company amended and restated the First Lien Credit Agreement, which reduced the interest rate on the First Lien Term Loan B due 2030 from Term SOFR +2.50% to Term SOFR +2.25%.

- *May 2024* - The Company amended and restated the First Lien Credit Agreement, which included the exchange of $143 million principal amount of loans under the Company's then outstanding Term Loan A Facility due 2028 for its First Lien Term Loan B due 2030. In addition, later that month, the Company further amended and restated the First Lien Credit Agreement, pursuant to which the Company incurred an additional $474 million of outstanding principal under the First Lien Term Loan B due 2030 with the proceeds used to pay off the remaining outstanding balance of the Company's then outstanding Term Loan A Facility due 2028.

- *October 2024* - The Company amended and restated the First Lien Credit Agreement to extend the maturity date of the First Lien Revolving Credit Facility to October 2029 and obtain an additional $225 million of First Lien Revolving Credit Facility commitments. After giving effect to the amendment, the aggregate amount of commitments under the First Lien Revolving Credit Facility is $800 million. In addition, the amendment reduced the commitment fee in respect of the First Lien Revolving Credit Facility to 0.30% per annum in respect of the unutilized commitments thereunder, subject to two step-downs based on certain specified net first lien leverage ratios.

- *December 2024* - The Company amended and restated the First Lien Credit Agreement, which reduced the interest rate on the First Lien Term Loan B due 2030 from Term SOFR +2.25% to Term SOFR +2.00%.

- *March 2025* - The Company amended and restated the First Lien Credit Agreement, which provided for the issuance of a new $600 million First Lien Term Loan B-2 due 2032, and received net proceeds of $597 million. The Company used the net proceeds to redeem $500 million of the First Lien Notes due 2026.

- *July 2025* - The Company amended and restated the First Lien Credit Agreement, which provided for the issuance of $550 million of incremental borrowings under the First Lien Term Loan B-2 due 2032, and received net proceeds of $545 million. These incremental borrowings have the same terms as existing loans under the First Lien Term Loan B-2 due 2032. The Company used the net proceeds and cash on hand to redeem $550 million of the First Lien Notes due 2026.

- *October 2025* - The Company amended and restated the First Lien Credit Agreement, which provided for the issuance of $300 million of incremental borrowings under the First Lien Term Loan B-2 due 2032, and received net proceeds of $297 million. The Company used the net proceeds to partially redeem the Second Lien Notes due 2028.

- *October 2025* - The Company redeemed $200 million of the First Lien Term Loan B due 2030 using proceeds from the First Lien Term Loan A due 2030.

During 2024 and 2023, proceeds and repayments of long-term borrowings on the Consolidated Statements of Cash Flows include the impact of $704 million and $230 million, respectively, from certain of the amendments described above.

Significant borrowings and repayments under the First Lien Revolving Credit Facility during the periods presented were as follows:

- *2023:* There were no borrowings or repayments.

- *2024:* The Company borrowed $365 million and repaid $365 million.

- *2025:* The Company borrowed $198 million and repaid $198 million.

First Lien Term Loan A due 2030

On October 28, 2025, the Company entered into a term loan credit agreement (together with subsequent amendments and restatements, the "Term Loan Credit Agreement") for an aggregate principal amount of $325 million of term loans under a senior secured term loan A facility (the "First Lien Term Loan A due 2030"). The Company used the proceeds for general corporate purposes and to redeem $200 million of the First Lien Term Loan B due 2030.

ADT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The First Lien Term Loan A due 2030 requires scheduled amortization payments, commencing on March 31, 2026, in annual amounts equal to (a) prior to March 31, 2028, 2.5% of its original principal amount and (b) on or after March 31, 2028, 5.0% of its original principal amount, payable quarterly, with the balance payable at maturity. The Company may make voluntary prepayments of the First Lien Term Loan A due 2030 at any time prior to maturity at par.

The First Lien Term Loan A due 2030 bears interest at a rate equal to, at the Prime Borrower's option, either (a) a Term SOFR rate with a floor of zero or (b) a base rate determined by reference to the highest of (i) the federal funds rate plus 0.50% per annum, (ii) the rate of interest per annum last quoted by The Wall Street Journal as the "Prime Rate" in the United States and (iii) the one-month adjusted term SOFR plus 1.00% per annum, in each case, plus an applicable margin of 1.50% per annum for Term SOFR loans and 0.50% per annum for Base Rate loans, subject to adjustments based on certain specified net first lien leverage ratios. The Company has elected the Term SOFR alternative to apply to borrowings of the First Lien Term Loan A due 2030.

Indebtedness incurred under the Term Loan Credit Agreement is guaranteed, jointly and severally, on a senior secured first-priority basis, by substantially all of the Prime Borrower's wholly owned material domestic subsidiaries, and by Prime Borrower's direct parent on a limited recourse basis, and is secured by a pledge of Prime Borrower's capital stock directly held by its direct parent and by first-priority security interests in substantially all of the assets of Prime Borrower and the subsidiary guarantors, in each case subject to certain permitted liens and exceptions.

Additionally, the Term Loan Credit Agreement includes customary mandatory prepayment provisions, covenants and restrictions, including a financial maintenance covenant requiring the Borrowers to comply as of the last day of each fiscal quarter, beginning with the fiscal quarter ending March 31, 2026, with a specified maximum consolidated net first lien leverage ratio.

First Lien Notes due 2024

As of December 31, 2025, the Company fully redeemed the 5.250% first-priority senior secured notes due 2024 (the "First Lien Notes due 2024") as a result of the following transactions:

- *May 2023 -* The Company redeemed $150 million principal amount of the outstanding First Lien Notes due 2024 for a redemption price of $150 million, excluding accrued and unpaid interest, using cash on hand.

- *December 2023 -* The Company redeemed $500 million principal amount of the outstanding First Lien Notes due 2024 for a redemption price of $500 million, excluding accrued and unpaid interest, using remaining net proceeds from the Commercial Divestiture and cash on hand.

- *April 2024 -* The Company redeemed the remaining outstanding principal balance of $100 million of the First Lien Notes due 2024 for a redemption price of $100 million, excluding accrued and unpaid interest, using proceeds from the Company's First Lien Revolving Credit Facility.

First Lien Notes due 2026

The Company's 5.750% first-priority senior secured notes due 2026 (the "First Lien Notes due 2026") are due at maturity, and may be redeemed, in whole or in part, at any time at a make-whole premium plus accrued and unpaid interest to, but excluding, the redemption date.

The First Lien Notes due 2026 are guaranteed, jointly and severally, on a senior secured first-priority basis, by each of the Company's existing and future direct or indirect wholly-owned material domestic subsidiaries that guarantee the First Lien Credit Agreement.

Upon the occurrence of specified change of control events, the Company must offer to repurchase the First Lien Notes due 2026 at 101% of the principal amount, plus accrued and unpaid interest, if any, to, but not including, the purchase date.

The indenture governing the First Lien Notes due 2026 also provides for customary events of default.

ADT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As discussed above, partial redemptions of the First Lien Notes due 2026 were as follows:

- *March 2025* - The Company redeemed $500 million of the First Lien Notes due 2026, excluding accrued and unpaid interest, for a total redemption price of $506 million, which includes a make-whole payment, using proceeds from the Company's March 2025 issuance of the First Lien Term Loan B-2 due 2032.

- *July 2025* - The Company redeemed $550 million of the First Lien Notes due 2026, excluding accrued and unpaid interest, for a total redemption price of $554 million, which includes a make-whole payment, using proceeds from the Company's July 2025 issuance of the First Lien Term Loan B-2 due 2032 and cash on hand.

- *December 2025* - The Company redeemed $225 million of the First Lien Notes due 2026, excluding accrued and unpaid interest, for a total redemption price of $226 million, which includes a make-whole payment, using cash on hand.

First Lien Notes due 2027

The Company's 3.375% first-priority senior secured notes due 2027 (the "First Lien Notes due 2027") are due at maturity and may be redeemed at the Company's option as follows:

- Prior to August 31, 2026, in whole at any time or in part from time to time, at a make-whole premium plus accrued and unpaid interest, if any, thereon to the redemption date.

- On or after August 31, 2026, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the First Lien Notes due 2027 redeemed plus accrued and unpaid interest, if any, thereon to the redemption date.

The Company's obligations relating to the First Lien Notes due 2027 are guaranteed, jointly and severally, on a senior secured first-priority basis, by each of the Company's domestic subsidiaries that guarantees its First Lien Credit Agreement and by each of the Company's future domestic subsidiaries that guarantees certain of the Company's debt. The First Lien Notes due 2027 and the related guarantees are secured by first-priority security interests in substantially all of the tangible and intangible assets owned by the issuers and each guarantor, subject to certain permitted liens and exceptions.

Upon the occurrence of specified change of control events, the Company must offer to repurchase the notes at 101% of the principal amount, plus accrued and unpaid interest, if any, to, but not including, the purchase date.

The indenture governing the First Lien Notes due 2027 also provides for customary events of default.

First Lien Notes due 2029

In July 2021, the Company issued $1.0 billion aggregate principal amount of 4.125% first-priority senior secured notes due 2029 (the "First Lien Notes due 2029").

The First Lien Notes due 2029 will mature on August 1, 2029, with semi-annual interest payment dates of February 1 and August 1 of each year, beginning February 1, 2022, and may be redeemed at the Company's option as follows:

- Prior to August 1, 2028, in whole at any time or in part from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the First Lien Notes due 2029 to be redeemed and (ii) the sum of the present values of the aggregate principal amount of the First Lien Notes due 2029 to be redeemed and the remaining scheduled interest payments due on any date after the redemption date, to and including August 1, 2028, discounted at an adjusted treasury rate plus 50 basis points, plus, in either case accrued and unpaid interest as of, but excluding, the redemption date.

- On or after August 1, 2028, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the First Lien Notes due 2029 to be redeemed and accrued and unpaid interest as of, but excluding, the redemption date.

The Company's obligations relating to the First Lien Notes due 2029 are guaranteed, jointly and severally, on a senior secured first-priority basis, by substantially all of the Company's subsidiaries and are secured by first-priority security interests in substantially all of the assets of the Company's domestic subsidiaries, subject to certain permitted liens and exceptions.

Upon the occurrence of specified change of control events, the Company may be required to purchase the notes at 101% of the principal amount, plus accrued and unpaid interest, if any, to, but not including, the purchase date.

The indenture governing the First Lien Notes due 2029 also provides for customary events of default.

First Lien Notes due 2033

In October 2025, the Company issued $1.0 billion aggregate principal amount of 5.875% first-priority senior secured notes due 2033 (the "First Lien Notes due 2033").

The First Lien Notes due 2033 will mature on October 15, 2033, with semi-annual interest payment dates of January 15 and July 15 of each year, beginning January 15, 2026, and may be redeemed at the Company's option as follows:

- Prior to October 15, 2032, in whole at any time or in part from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the First Lien Notes due 2033 to be redeemed and (ii) the sum of the present values of the aggregate principal amount of the First Lien Notes due 2033 to be redeemed and the remaining scheduled interest payments due on any date after the redemption date, to and including October 15, 2032, discounted at an adjusted treasury rate plus 50 basis points, plus, in either case accrued and unpaid interest as of, but excluding, the redemption date.

- On or after October 15, 2032, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the First Lien Notes due 2033 to be redeemed and accrued and unpaid interest as of, but excluding, the redemption date.

The Company's obligations relating to the First Lien Notes due 2033 are guaranteed, jointly and severally, on a senior secured first-priority basis, by substantially all of the Company's subsidiaries and are secured by first-priority security interests in substantially all of the assets of the Company's domestic subsidiaries, subject to certain permitted liens and exceptions.

Upon the occurrence of specified change of control events, the Company may be required to purchase the notes at 101% of the principal amount, plus accrued and unpaid interest, if any, to, but not including, the purchase date.

The indenture governing the First Lien Notes due 2033 also provides for customary events of default.

Second Lien Notes due 2028

In October 2025, the Company redeemed its 6.250% second-priority senior secured notes due 2028 (the "Second Lien Notes due 2028") at par using proceeds from the First Lien Notes due 2033, incremental borrowings under the First Lien Term Loan B-2 due 2032, and cash on hand.

ADT Notes

In connection with the ADT Acquisition, the Company entered into supplemental indentures to notes originally issued by The ADT Corporation (collectively, the "ADT Notes") providing for each series of ADT Notes to benefit from (i) guarantees by substantially all of the Company's domestic subsidiaries and (ii) first-priority senior security interests, subject to permitted liens, in substantially all of the existing and future assets of the Company's domestic subsidiaries. As a result, these notes remained outstanding and became obligations of the Company.

The outstanding ADT Notes are due at maturity, and may be redeemed, in whole at any time or in part from time to time, at a redemption price equal to the principal amount of the notes to be redeemed, plus a make-whole premium, plus accrued and unpaid interest as of, but excluding, the redemption date.

Additionally, upon the occurrence of specified change of control events, the Company must offer to repurchase the ADT Notes at 101% of the principal amount, plus accrued and unpaid interest, if any, to, but not including, the purchase date.

The indentures governing the ADT Notes also provide for customary events of default.

2020 Receivables Facility

During March 2020, the Company entered into the 2020 Receivables Facility, as amended, whereby the Company obtains financing by selling or contributing certain retail installment contract receivables to the Company's wholly-owned consolidated bankruptcy-remote special purpose entity ("SPE"). The SPE grants a security interest in those retail installment contract receivables as collateral for cash borrowings under the 2020 Receivables Facility. The SPE borrower under the 2020 Receivables Facility is a separate legal entity with its own creditors who will be entitled, prior to and upon the liquidation of the SPE, to be satisfied out of the SPE's assets prior to any assets of the SPE becoming available to the Company (other than the SPE). Accordingly, the assets of the SPE are not available to pay creditors of the Company (other than the SPE), although collections from the transferred retail installment contract receivables in excess of amounts required to repay amounts then due and payable to the SPE's creditors may be released to the Company and subsequently used by the Company (including to pay other creditors). The SPE's creditors under the 2020 Receivables Facility have legal recourse to the transferred retail installment contract receivables owned by the SPE, and to the Company for certain performance and operational obligations relating to the 2020 Receivables Facility, but do not have any recourse to the Company (other than the SPE) for the payment of principal and interest on the advances under the 2020 Receivables Facility.

Significant amendments to the 2020 Receivables Facility during the periods presented were as follows:

- *March 2023 -* The borrowing capacity was increased from $400 million to $500 million and the uncommitted revolving period was extended from May 2023 to March 2024, among other things.

- *March 2024 -* The uncommitted revolving period was extended from March 2024 to April 2024.

- *April 2024 -* The borrowing capacity was increased from $500 million to $550 million and the uncommitted revolving period was extended from April 2024 to April 2025, among other things. In addition, proceeds and repayments from the receivables facility during 2024 include the impact of $32 million from these amendments.

- *March 2025 -* The uncommitted revolving period was extended to March 2026, the interest rate on outstanding borrowings was reduced, and the advance rate on pledged collateral was increased.

The Company services the transferred retail installment contract receivables and is responsible for ensuring the related collections are remitted to a segregated bank account in the SPE's name. On a monthly basis, the segregated account is utilized to make required principal, interest, and other payments due under the 2020 Receivables Facility. The segregated account is considered restricted cash.

Proceeds and repayments from the 2020 Receivables Facility are presented in cash flows from financing activities on the Consolidated Statements of Cash Flows.

The impact to the Consolidated Statements of Operations from the 2020 Receivables Facility was primarily due to the allowance for credit losses and interest expense during the periods presented.

As of December 31, 2025, the Company had an uncommitted available borrowing capacity under the 2020 Receivables Facility of $107 million.

Variable Interest Entity

The SPE, as described above, meets the definition of a variable interest entity ("VIE") for which the Company is the primary beneficiary as it has the power to direct the SPE's activities and the obligation to absorb losses or the right to receive benefits of the SPE. As such, the SPE's assets, liabilities, and financial results of operations are consolidated in the Company's consolidated financial statements.

As of December 31, 2025 and 2024, the SPE's assets and liabilities primarily consisted of a portion of the Company's unbilled retail installment contract receivables, net, of $593 million and $575 million, respectively, and borrowings under the 2020 Receivables Facility as presented above.

Debt Covenants

The Company's credit agreements and indentures associated with the borrowings above contain certain covenants and restrictions that limit the Company's ability to, among other things: (a) incur additional debt or issue certain preferred equity interests; (b) create liens on certain assets; (c) make certain loans or investments (including acquisitions); (d) pay dividends on or make distributions in respect of the capital stock or make other restricted payments; (e) consolidate, merge, sell, or otherwise dispose of all or substantially all of the Company's assets; (f) sell assets; (g) enter into certain transactions with affiliates; (h) enter into sale-leaseback transactions; (i) restrict dividends from the Company's subsidiaries or restrict liens; (j) change the Company's fiscal year; and (k) modify the terms of certain debt or organizational agreements.

The Company's credit agreements and indentures associated with the borrowings above also provide for customary events of default.

The Company is subject to a springing financial maintenance covenant under the First Lien Credit Agreement, which requires the Company to not exceed a specified first lien leverage ratio at the end of each fiscal quarter if the testing conditions are satisfied. The covenant is tested if the outstanding loans under the First Lien Revolving Credit Facility, subject to certain exceptions, exceed 30% of the total commitments under the First Lien Revolving Credit Facility as of the last day of any fiscal quarter.

As of December 31, 2025, the Company was in compliance with all financial covenant and other maintenance tests for all debt obligations.

Loss on Extinguishment of Debt

Loss on extinguishment of debt includes the payment of call and redemption premiums, the write-off of unamortized deferred financing costs and discounts, and certain other expenses associated with extinguishment of debt.

Loss on extinguishment of debt was $19 million, $5 million, and $17 million during 2025, 2024, and 2023, respectively.

Additional fees and other costs associated with financing transactions were not material during the periods presented.

Other

As of December 31, 2025, the aggregate annual maturities of debt, excluding finance leases, were as follows:

(in thousands)	2026	2027	2028	2029	2030	Thereafter	Total
Debt principal	$ 287,530	$ 1,179,896	$ 132,050	$ 1,093,356	$ 1,987,196	$ 3,119,180	$ 7,799,208

Interest expense (excluding interest income) during 2025, 2024, and 2023 on the Company's debt, including finance leases and interest rate swap contracts presented within interest expense, net, was $470 million, $451 million, and $586 million, respectively.

8. DERIVATIVE FINANCIAL INSTRUMENTS

The Company's derivative financial instruments primarily consist of interest rate swap contracts, which were entered into with the objective of managing exposure to variability in interest rates on the Company's variable rate debt. SOFR is the applicable benchmark for all of the Company's interest rate swap contracts. All interest rate swap contracts are reported at fair value in the Consolidated Balance Sheets. Derivative instruments designated as cash flow hedges were highly effective at inception and are expected to continue to be highly effective.

For interest rate swap contracts that are:

- *Not designated as cash flow hedges:* Unrealized gains and losses are recognized in interest expense, net, and other income (expense) depending on the nature of the underlying.

- *Designated as cash flow hedges:* Unrealized gains and losses are recognized as a component of accumulated other comprehensive income (loss) ("AOCI") and are reclassified into interest expense, net, in the same period in which the related interest on debt affects earnings.

ADT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For interest rate swap contracts that have been de-designated as cash flow hedges and for which forecasted cash flows are:

- *Probable or reasonably possible of occurring:* Unrealized gains and losses previously recognized as a component of AOCI are reclassified into interest expense, net, in the same period in which the related interest on variable-rate debt affects earnings through the original maturity date of the related interest rate swap contracts.

- *Probable of not occurring:* Unrealized gains and losses previously recognized as a component of AOCI are immediately reclassified into interest expense, net.

Cash flows associated with the Company's derivatives are reflected as follows:

- *Operating activities:* Includes cash flows associated with the Company's interest rate swap contracts that are designated as cash flow hedges.

- *Investing activities:* Includes cash flows associated with the Company's interest rate swap contracts that were entered into with the intention of offsetting the economic overhedged position of a portion of the Company's existing interest rate swaps.

- *Financing activities:* Includes cash flows associated with the Company's interest rate swap contracts that included an other-than-insignificant financing element at inception.

(in thousands)			December 31,	
Execution	**Maturity**	**Designation**	**2025**	**2024**
October 2019[1][2]	September 2026	Not designated	$ 2,800,000	$ 2,800,000
March 2023	March 2028	Not designated	100,000	100,000
April 2023	March 2028	Not designated	200,000	200,000
December 2023[2]	September 2026	Not designated	700,000	700,000
June 2025[3]	March 2032	Cash flow hedge	550,000	—
July 2025[3]	March 2032	Cash flow hedge	500,000	—
July 2025	March 2032	Not designated	100,000	—
September 2025[4]	October 2030	Cash flow hedge	200,000	—
October 2025[3]	December 2030	Cash flow hedge	100,000	—
October 2025[3]	March 2032	Cash flow hedge	200,000	—
October 2025[4]	December 2027	Cash flow hedge	1,400,000	—
Total notional amount			$ 6,850,000	$ 3,800,000

(1) These swaps contain an other-than-insignificant financing element due to their off-market terms at the inception. Prior to March 2020, these swaps were designated as cash flow hedges.

(2) The December 2023 swaps were entered into to offset the excess notional interest rate swaps as a result of the partial redemption of the then outstanding First Lien Term Loan B due 2026 in connection with the Commercial Divestiture. The changes in fair value associated with these swaps and a portion of the October 2019 swaps are reflected in other income (expense).

(3) These swaps were entered into to hedge the interest rate variability on the Company's First Lien Term Loan B-2 due 2032 or its direct replacement.

(4) These forward-starting swaps were entered into to hedge the interest rate variability on the Company's First Lien Term Loan B due 2030 or its direct replacement with the swap settlement periods commencing in September 2026.

Classification and Fair Value

	December 31,	
Balance Sheet Classification *(in thousands)*	**2025**	**2024**
Prepaid expenses and other current assets	$ 38,264	$ 56,164
Other assets	3,722	54,102
Accrued expenses and other current liabilities	(1,044)	(1,466)
Other liabilities	(3,187)	(208)
Fair value of interest rate swaps - net asset (liability)	$ 37,755	$ 108,592

Unrealized Gains (Losses)

	Years Ended December 31,		
Statement of Operations Classification (in thousands)	**2025**	**2024**	**2023**
Interest expense, net	$ (55,984)	$ (27,164)	$ (22,174)
Other income (expense)	$ (15,461)	$ (17,996)	$ (16,511)

Changes in and Reclassifications out of AOCI

(in thousands)	
Balance as of December 31, 2022	$ (45,513)
Pre-tax current period change	42,295
Income tax benefit (expense)	(10,166)
Balance as of December 31, 2023	(13,384)
Pre-tax current period change	7,921
Income tax benefit (expense)	(1,913)
Balance as of December 31, 2024	(7,376)
Pre-tax current period change	7,323
Income tax benefit (expense)	(1,766)
Balance as of December 31, 2025	$ (1,819)

During 2023, the Company recorded $25 million to interest expense, net associated with the reclassification from AOCI of historical losses related to the de-designated interest rate swaps for which the cash flows were probable of not occurring as a result of the partial redemption of the Company's then outstanding First Lien Term Loan B due 2026.

As of December 31, 2025, AOCI associated with previously designated cash flow hedges that is estimated to be reclassified to interest expense, net, within the next twelve months is not material.

9.   INCOME TAXES

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the temporary differences between the recognition of revenue and expenses for income tax and financial reporting purposes and between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. The Company records the effect of a tax rate or law change on the Company's deferred tax assets and liabilities in the period of enactment.

The amounts and related disclosures below are based on the continuing operations of the Company, unless otherwise noted.

Components of Income Before Taxes

	Years Ended December 31,		
(in thousands)	**2025**	**2024**	**2023**
United States	$ 830,266	$ 808,476	$ 601,370
Foreign	3,546	6,694	3,013
Income (loss) from continuing operations before income taxes and equity in net earnings (losses) of equity method investee	$ 833,812	$ 815,170	$ 604,383

ADT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Components of Income Tax Benefit (Expense)[1]

		Years Ended December 31,	
(in thousands)	2025	2024	2023
Current:			
Federal	$ (52,668)	$ 1,027	$ (358)
State	(35,746)	(13,829)	(57,024)
Foreign	(1,156)	(2,096)	(923)
Current income tax benefit (expense)	(89,570)	(14,898)	(58,305)
Deferred:			
Federal	(127,530)	(105,711)	(136,457)
State	(14,505)	(33,702)	11,704
Foreign	(155)	(170)	(194)
Deferred income tax benefit (expense)	(142,190)	(139,583)	(124,947)
Total income tax benefit (expense)	$ (231,760)	$ (154,481)	$ (183,252)

_____

(1) The components of tax benefit (expense) include both continuing and discontinued operations for all periods presented in accordance with Accounting Standards Codification ("ASC") 740. This presentation is to reflect the Company's tax structure and filings.

Income tax benefit (expense) is included in the Consolidated Statements of Operations as follows:

		Years Ended December 31,	
(in thousands)	2025	2024	2023
Continuing Operations:			
Federal	$ (181,437)		
State	(50,546)		
Foreign	(1,311)		
Continuing operations[1]	$ (233,294)	$ (195,780)	$ (160,585)
Discontinued operations	1,534	41,299	(22,667)
Total income tax benefit (expense)	$ (231,760)	$ (154,481)	$ (183,252)

_____

(1) The components of income tax benefit (expense) from continuing operations are only required for the year ended December 31, 2025 due to the Company's adoption of ASU 2023-09 on a prospective basis.

Effective Tax Rate Reconciliations

	Year Ended December 31, 2025[1]	
	Amount ($)	Percent (%)
U.S. federal statutory tax rate	$ 175,101	21.0 %
State and local income taxes, net of federal income tax effects[2]	39,993	4.8 %
Foreign tax effects	1,330	0.2 %
Tax Credits	(1,452)	(0.2)%
Nontaxable or nondeductible items	10,673	1.3 %
Changes in unrecognized tax benefits	6,408	0.8 %
Other adjustments	1,241	0.1 %
Income tax expense (benefit) and effective tax rate	$ 233,294	28.0 %

_____

(1) The Company adopted ASU 2023-09 effective January 1, 2025, on a prospective basis, which is reflected in the table above.
(2) The following state taxes made up the majority (greater than 50%) of the tax effect in this category: California, Florida, New York, New Jersey, Illinois.

ADT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Years Ended December 31,	
	2024	**2023**
Statutory federal tax rate	21.0 %	21.0 %
State income taxes, net of federal benefits	5.4 %	6.1 %
Non-U.S. tax	0.3 %	0.2 %
Non-deductible and non-taxable charges	0.8 %	1.0 %
Unrecognized tax benefits	(4.0)%	(1.0)%
Share-based compensation	0.1 %	— %
Non-deductible goodwill on dispositions	— %	0.7 %
Federal credits	0.1 %	(0.6)%
Acquisitions and dispositions	1.2 %	(0.9)%
Legislative changes	(0.4)%	0.6 %
Prior year return adjustments	(0.6)%	(0.6)%
Other	0.1 %	0.1 %
Effective tax rate	24.0 %	26.6 %

Income Taxes Paid (Net of Refunds Received)

	Year Ended December 31,
(in thousands)	**2025**
Federal	$ 105,500
State	35,259
Foreign	1,409
Total [(1)]	$ 142,168

---

(1) The Company adopted ASU 2023-09, effective January 1, 2025, on a prospective basis, which is reflected in the table above.

Deferred Tax Assets and Deferred Tax Liabilities

The components of the Company's net deferred tax assets (liabilities) were as follows:

	December 31,	
(in thousands)	**2025**	**2024**
Deferred tax assets:		
Accrued liabilities and reserves	$ 94,183	$ 94,084
Tax loss and credit carryforwards	37,579	75,927
Disallowed interest carryforward	177,546	230,048
Deferred revenue	184,415	218,639
Other	64,051	91,892
Total deferred tax assets	557,774	710,590
Valuation allowance	(12,264)	(12,264)
Deferred tax assets, net of valuation allowance	$ 545,510	$ 698,326
Deferred tax liabilities:		
Subscriber system assets	$ (707,458)	$ (757,046)
Intangible assets	(1,063,710)	(1,051,499)
Other	(41,095)	(56,994)
Total deferred tax liabilities	(1,812,263)	(1,865,539)
Net deferred tax assets (liabilities)	$ (1,266,753)	$ (1,167,213)

ADT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The valuation allowance for deferred tax assets relates to the uncertainty of the utilization of certain U.S. federal and state deferred tax assets. In evaluating the Company's ability to recover its deferred tax assets, the Company considers all available positive and negative evidence, which includes its past operating results, the existence of cumulative losses in the most recent years, and its forecast of future taxable income. In estimating future taxable income, the Company develops assumptions related to the amount of future pre-tax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates the Company is using to manage its underlying businesses. The Company believes that it is more-likely-than-not that it will generate sufficient future taxable income to realize its deferred tax assets, net of valuation allowance.

The changes in the valuation allowance for deferred tax assets were as follows:

	Years Ended December 31,		
(in thousands)	**2025**	**2024**	**2023**
Beginning balance	$ (12,264)	$ (12,264)	$ (57,715)
Income tax benefit (expense)[1]	—	—	43,277
Write-offs and other	—	—	2,174
Ending balance	$ (12,264)	$ (12,264)	$ (12,264)

_____

(1) During 2023, the change is primarily related to the utilization of capital loss carryforwards against which a valuation allowance was previously recorded. The utilization is attributable to capital gains generated in connection with the Commercial Divestiture.

As of December 31, 2025, the Company has no remaining financial statement federal net operating loss ("NOL") carryforwards.

As of December 31, 2025, the Company's valuation allowance for deferred tax assets was primarily related to capital loss carryforwards in Canada primarily generated in connection with the sale of ADT Canada during 2019.

The Tax Cuts and Jobs Act of 2017 introduced IRC Section 163(j), which limits the deductibility of interest expense and allows for the excess to be carried forward indefinitely. As of December 31, 2025, the Company has not recorded a valuation allowance against the disallowed interest carryforward as the Company believes it has sufficient sources of future taxable income to realize the related tax benefit.

Unrecognized Tax Benefits

The Company recognizes positions taken or expected to be taken in a tax return in the consolidated financial statements when it is more-likely-than-not (i.e., a likelihood of more than 50%) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit with greater than 50% likelihood of being realized upon ultimate settlement. The Company records liabilities for positions that have been taken but do not meet the more-likely-than-not recognition threshold. The Company adjusts the liabilities for unrecognized tax benefits in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a change to the estimated liabilities. The Company includes interest and penalties associated with unrecognized tax benefits as income tax expense and as a component of the recorded balance of unrecognized tax benefits, which is reflected in other liabilities, or net of related tax loss carryforwards in the Consolidated Balance Sheets. Interest and penalties associated with unrecognized tax benefits were not material to the Company's consolidated financial statements for the periods presented.

ADT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following is a roll-forward of unrecognized tax benefits:

	Years Ended December 31,		
(in thousands)	**2025**	**2024**	**2023**
Beginning balance	$ 24,606	$ 48,823	$ 56,177
Additions for tax positions of prior years	17,715	9,933	517
Reductions for tax positions of prior years	—	(5,108)	—
Additions for tax positions related to current year	15,057	—	—
Reductions related to settlements	(517)	—	—
Reductions related to lapse of statute of limitation	—	(29,042)	(7,871)
Ending balance	$ 56,861	$ 24,606	$ 48,823
Unrecognized tax benefits that would affect the effective tax rate	$ 31,398	$ 24,606	$ 48,823

The Company's unrecognized tax benefits relate to tax years that are subject to audit by the taxing authorities in the U.S. federal, state and local, and foreign jurisdictions. Based on the current tax statutes and status of its income tax audits, the Company does not expect unrecognized tax benefits to change significantly in the next twelve months.

Open Tax Years by Jurisdiction

Jurisdiction	Years Open to Audit
Federal	2022 - 2024
State	2019 - 2024
Canada	2021 - 2024

The Company files a consolidated return for its U.S. entities and separate returns for each Canadian entity. These income tax returns are subject to audit by the taxing authorities that may culminate in proposed assessments which may ultimately result in a change to the estimated income taxes.

Federal Tax Legislation

One Big Beautiful Bill Act - The One Big Beautiful Bill Act (the "OBBBA") was signed into law in July 2025. It includes a broad range of tax reform provisions, some of which were favorable in 2025 to cash taxes. The Company has evaluated the impact of the OBBBA on future periods and determined that the impact on cash taxes will likely be neutral.

10.   EQUITY

Common Stock and Class B Common Stock

The Company has two classes of common stock, Common Stock and Class B Common Stock, both of which entitle stockholders to one vote for each share of Common Stock.

All 54,744,525 outstanding shares of the Company's Class B Common Stock are held by Google LLC ("Google"). Each share of Class B Common Stock has equal status and rights to dividends as a share of Common Stock. The holders of Class B Common Stock have one vote for each share of Class B Common Stock held of record by such holder on all matters on which stockholders are entitled to vote generally; provided, however, that holders of Class B Common Stock, as such, are not entitled to vote on the election, appointment, or removal of directors of the Company. Additionally, each share of Class B Common Stock will immediately become convertible into one share of Common Stock, at the option of the holder thereof, at any time following the earlier of (i) the expiration or early termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Clearance"), required prior to such holder's conversion of all such shares of Class B Common Stock, or (ii) to the extent HSR Clearance is not required prior to such holder's conversion of such shares of Class B Common Stock, the date that such holder owns such shares of Class B Common Stock.

ADT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Google Investor Rights Agreement

In connection with the issuance of the Class B Common Stock, the Company and Google entered into an Investor Rights Agreement (the "Google Investor Rights Agreement"), pursuant to which Google agreed to be bound by customary transfer restrictions and drag-along rights, and be afforded customary registration rights with respect to shares of Class B Common Stock held directly by Google. Under the terms of the Google Investor Rights Agreement, as amended in December 2023, Google was prohibited, subject to certain exceptions, from transferring any shares of Class B Common Stock or any shares of Common Stock issuable upon conversion of the Class B Common Stock beneficially owned by Google, which ended in June 2025.

Share Repurchases

The Company's share repurchase plans, as defined below, allowed the Company to purchase Common Stock from time to time in one or more open market or privately negotiated transactions, including pursuant to Rule 10b5-1 or Rule 10b-18 of the Exchange Act, or pursuant to one or more accelerated share repurchase agreements, subject to certain requirements and other factors. The Company was not obligated to repurchase any of its shares of Common Stock, and the timing and amount of any repurchases depended on legal requirements, market conditions, stock price, the availability of the safe harbor provided by Rule 10b-18 under the Exchange Act, alternative uses of capital, and other factors.

2024 Share Repurchase Plan

In January 2024, the Company's Board of Directors announced a share repurchase plan (the "2024 Share Repurchase Plan"), pursuant to which the Company was authorized to repurchase, through January 29, 2025 up to a maximum aggregate amount of $350 million of shares of the Company's Common Stock. The 2024 Share Repurchase Plan expired in January 2025 with $5 million authorized repurchases remaining.

- In March 2024, the Company repurchased and subsequently retired 15 million shares of its Common Stock for $93 million (or $6.22 per share) in connection with an offering of the Company's Common Stock by Apollo. Refer to Note 16 "Related Party Transactions" for further information.

- In October 2024, the Company repurchased and subsequently retired 16 million shares at a price per share of approximately $7.20 for an aggregate purchase price of $115 million in connection with an offering of the Company's Common Stock.

- In October 2024, the Company repurchased and subsequently retired 5 million shares of Common Stock from a non-affiliate individual at a price per share of $6.40 for an aggregate purchase price of $32 million.

- The Company entered into an agreement in December 2024 to repurchase 15 million shares of Common Stock from a non-affiliate individual at a price per share of $6.95 for a total of $104 million. The transaction settled in January 2025, and the Company retired the shares.

2025 Share Repurchase Plan

In February 2025, the Company's Board of Directors announced a new share repurchase plan (the "2025 Share Repurchase Plan"), pursuant to which the Company is authorized to repurchase, through April 30, 2026, up to a maximum aggregate amount of $500 million of shares of the Company's Common Stock. As of December 31, 2025, the Company had no authorized amounts remaining under the 2025 Share Repurchase Plan.

- In March 2025, the Company repurchased, and subsequently retired, 20 million shares of its Common Stock for $152 million (or $7.62 per share) in connection with a secondary offering of the Company's Common Stock by Apollo. Refer to Note 16 "Related Party Transactions" for further information.

- In March 2025, the Company repurchased, and subsequently retired, an additional 18 million shares in the open market pursuant to Rule 10b5-1 and Rule 10b-18 of the Exchange Act in multiple transactions for $140 million (or $7.79 per share).

- Throughout the second quarter of 2025, the Company repurchased, and subsequently retired, 12 million shares in the open market pursuant to Rule 10b5-1 and Rule 10b-18 of the Exchange Act in multiple transactions for a total of $96 million (or $8.14 per share).

ADT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

- In July 2025, the Company repurchased, and subsequently retired, 11 million shares of its Common Stock for $93 million (or $8.31 per share) in connection with a secondary offering of the Company's Common Stock by Apollo. Refer to Note 16 "Related Party Transactions" for further information.

- In July 2025, the Company repurchased, and subsequently retired, an additional 2 million shares in the open market pursuant to Rule 10b5-1 and Rule 10b-18 of the Exchange Act in multiple transactions for a total of $19 million (or $8.45 per share).

Subsequent Event - 2026 Share Repurchase Plan

On February 20, 2026, the Board of Directors authorized a three-year share repurchase plan (the "2026 Share Repurchase Plan"), pursuant to which the Company is authorized to repurchase, through April 30, 2029, up to a maximum aggregate amount of $1.5 billion of shares of the Company's Common Stock. The 2026 Share Repurchase Plan allows the Company to purchase shares of its Common Stock from time to time in one or more open market or privately negotiated transactions, including pursuant to Rule 10b5-1 or Rule 10b-18 of the Exchange Act or pursuant to one or more accelerated share repurchase agreements, subject to certain requirements and other factors. The Company is not obligated to repurchase any of its shares of Common Stock, and the timing and amount of any repurchases will depend on legal requirements, market conditions, stock price, the availability of certain safe harbors provided under the Exchange Act, alternative uses of capital, and other factors.

State Farm Transaction

State Farm Investor Rights Agreement

In October 2022, the Company and State Farm entered into an Investor Rights Agreement (the "State Farm Investor Rights Agreement"), pursuant to which the Board of Directors of the Company increased its size by one director and appointed a designee of State Farm as a member of the Board of Directors.

Pursuant to the terms of the State Farm Investor Rights Agreement, State Farm was bound by customary transfer and standstill restrictions and drag-along rights, and be afforded customary registration rights with respect to the State Farm Shares. In particular, State Farm (a) was prohibited, subject to certain customary exceptions, from transferring any of the State Farm Shares until the earlier of (i) October 13, 2025, and (ii) the date on which the development agreement with State Farm (the "State Farm Development Agreement") has been validly terminated, other than in the event of termination by the Company for a material breach thereof by State Farm, and (b) will be subject to certain standstill restrictions, including that State Farm will be restricted from acquiring additional equity securities of the Company if such acquisition would result in State Farm (and its affiliates) acquiring beneficial ownership in excess of 18% of the issued and outstanding Common Stock, taking into account on an as-converted basis the issued and outstanding Class B Common Stock, until five days after the date that no designee of State Farm serves on the Board of Directors and State Farm has no rights (or has irrevocably waived its right) to nominate a designee to the Board of Directors. Notwithstanding the standstill restrictions described above, State Farm will not be restricted from acquiring shares of Common Stock or other equity securities of the Company from Prime Security Services TopCo Parent, L.P. and its affiliates so long as State Farm and its affiliates would not, subject to certain exceptions, beneficially own in excess of 25% of the issued and outstanding Common Stock, taking into account on an as-converted basis the issued and outstanding Class B Common Stock, as a result of such acquisition.

In addition, under the terms of the State Farm Investor Rights Agreement, in the event that the Company proposes to issue and sell shares of Common Stock, Class B Common Stock, or other equity securities of the Company to certain homeowners' insurance and reinsurance companies, State Farm will have a right of first refusal with respect to such proposed issuance and sale on the same terms and conditions (the "ROFR"). The ROFR will terminate upon the earliest to occur of (i) State Farm and its permitted transferees no longer collectively owning shares of Common Stock equal to at least 50% of the State Farm Shares; (ii) the termination of the State Farm Development Agreement by the Company for a material breach by State Farm; and (iii) to the extent that the State Farm Development Agreement does not remain in effect on such date, the five (5) year anniversary of the Closing.

State Farm Development Agreement

At the Closing, the Company, ADT LLC (an indirect wholly owned subsidiary of the Company), and State Farm entered into the State Farm Development Agreement pursuant to which State Farm committed up to $300 million to an Opportunity Fund that funded certain product and technology innovation, customer growth, and marketing initiatives that were agreed on between State Farm and the Company.

ADT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Additionally at the Closing, the Company received $100 million of the Opportunity Fund, which was restricted until such time as the Company used the funds in accordance with the State Farm Development Agreement. The Company's use of the funds was also subject to approval by State Farm. The Company recorded the cash received from the Opportunity Fund as restricted cash and a corresponding liability, which was reflected in accrued expenses and other current liabilities.

The State Farm Development Agreement expired on October 13, 2025. On October 24, 2025, the Company repaid to State Farm substantially all of the balance of the Opportunity Fund held by the Company. State Farm has no obligation to fund the Opportunity Fund in the future. In addition, the Company ended its State Farm partnership programs in existing states in connection with the expiration of the State Farm Development Agreement.

Refer to Note 16 "Related Party Transactions" for more information on the Opportunity Fund.

Dividends

Stockholders are entitled to receive dividends when, as, and if declared by the Company's Board of Directors out of funds legally available for that purpose.

(in thousands, except per share data)			Common Stock		Class B Common Stock	
Declaration Date	**Record Date**	**Payment Date**	**Per Share**	**Aggregate**	**Per Share**	**Aggregate**
Year Ended December 31, 2025						
2/27/25	3/13/25	4/3/25	$ 0.055	$ 44,175	$ 0.055	$ 3,011
4/24/25	6/12/25	7/8/25	0.055	42,884	0.055	3,011
7/24/25	9/11/25	10/2/25	0.055	42,080	0.055	3,011
11/4/25	12/11/25	1/8/26	0.055	42,086	0.055	3,011
		Total	$ 0.220	$ 171,225	$ 0.220	$ 12,044
Year Ended December 31, 2024						
1/24/24	3/14/24	4/4/24	$ 0.055	$ 47,059	$ 0.055	$ 3,011
4/25/24	6/13/24	7/9/24	0.055	47,137	0.055	3,011
8/1/24	9/13/24	10/4/24	0.055	47,146	0.055	3,011
10/24/24	12/12/24	1/9/25	0.055	46,012	0.055	3,011
		Total	$ 0.220	$ 187,354	$ 0.220	$ 12,044

During 2023, the Company declared aggregate dividends of $0.14 per share on Common Stock ($121 million) and $0.14 per share on Class B Common Stock ($8 million).

Subsequent Event - On March 2, 2026, the Company announced a dividend of $0.055 per share to holders of Common Stock and Class B Common Stock of record on March 12, 2026, which will be distributed on or about April 2, 2026.

Accumulated Other Comprehensive Income (Loss)

Refer to Note 8 "Derivative Financial Instruments" for AOCI reclassifications associated with cash flow hedges. Other changes in AOCI, which primarily relate to the Company's defined benefit pension plans, were not material.

11.   SHARE-BASED COMPENSATION

The Company grants share-based compensation awards to participants under the 2016 Equity Incentive Plan (the "2016 Plan") and the 2018 Omnibus Incentive Plan (the "2018 Plan"). Share-based compensation expense is recognized in the Consolidated Statements of Operations as follows:

	Years Ended December 31,		
(in thousands)	**2025**	**2024**	**2023**
Selling, general, and administrative expenses	$ 54,553	$ 48,745	$ 38,626
Income (loss) from discontinued operations, net of tax	—	(132)	12,511
Total share-based compensation expense	$ 54,553	$ 48,613	$ 51,137

ADT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company modified certain share-based compensation awards which resulted in additional share-based compensation expense of $11 million and $13 million in 2025 and 2024, respectively, associated with these modifications.

The following discussion of the Company's share-based compensation awards includes awards related to continuing and discontinued operations, unless otherwise noted.

2016 Plan

As of December 31, 2025, the Company is authorized to issue no more than approximately 5 million shares of Common Stock by the exercise or vesting of granted awards under the 2016 Plan. The Company does not expect to issue additional awards under the 2016 Plan. Unrecognized share-based compensation expense as of December 31, 2025 and share-based compensation expense for awards granted under the 2016 Plan were not material during the periods presented.

Distributed Shares and Class B Unit Redemption

In connection with the IPO, each holder of Class B awards ("Class B Units"), which were issued to certain participants by Ultimate Parent prior to the IPO, had their entire Class B interest in Ultimate Parent redeemed for the number of shares of the Company's Common Stock (the "Distributed Shares") that would have been distributed to such holder under the terms of Ultimate Parent's operating agreement in a hypothetical liquidation on the date and price of the IPO (the "Class B Unit Redemption").

The Class B Unit Redemption resulted in a modification of the Class B Units, whereby each holder received both vested and unvested Distributed Shares in the same proportion as the holder's vested and unvested Class B Units held immediately prior to the IPO. As a result of the Class B Unit Redemption, holders of Class B Units received a total of 20.6 million shares of the Company's Common Stock, of which 50% were subject to the same vesting conditions under the Class B Unit Service Tranche (the "Distributed Shares Service Tranche"), which were subject to ratable service-based vesting over a five-year period, and 50% were subject to the same vesting conditions under the Class B Unit Performance Tranche (the "Distributed Shares Performance Tranche"), which were based on the achievement of certain investment return thresholds by Apollo. The Distributed Shares also have certain other restrictions pursuant to the terms and conditions of the Company's Amended and Restated Management Investor Rights Agreement (the "MIRA"). The MIRA was terminated in June 2025.

During 2025, certain of the Distributed Shares were modified in a manner that resulted in such awards immediately vesting. As of December 31, 2025, there were approximately 3.6 million Distributed Shares unvested and outstanding.

2018 Plan

In January 2018, the Company approved the 2018 Plan, which became effective upon consummation of the IPO. As of December 31, 2025, the 2018 Plan, as amended, authorizes the issuance of no more than approximately 138 million shares of Common Stock by the exercise or vesting of granted awards, which are generally stock options and restricted stock units ("RSUs"). The Company satisfies the exercise of options and the vesting of RSUs through the issuance of authorized but previously unissued shares of Common Stock.

Awards issued under the 2018 Plan include retirement provisions that allow awards to continue to vest in accordance with the granted terms in its entirety or on a pro-rata basis when a participant reaches retirement eligibility, as long as 12 months of service have been provided since the date of grant. Accordingly, share-based compensation expense for service-based awards is recognized on a straight-line basis over the vesting period, or on an accelerated basis for retirement-eligible participants where applicable. The Company accounts for forfeitures as they occur.

Top-up Options

In connection with the Class B Unit Redemption in 2018, the Company granted 12.7 million options to holders of Class B Units (the "Top-up Options"). The Top-up Options have an exercise price equal to the IPO price per share of the Company's Common Stock, as adjusted in accordance with 2018 Plan provisions, and a contractual term of ten years from the grant date. Similar to the vesting conditions outlined above for the Distributed Shares, the Top-up Options contain a tranche subject to service-based vesting (the "Top-up Options Service Tranche") and a tranche subject to vesting based upon the achievement of certain investment return thresholds by Apollo (the "Top-up Options Performance Tranche"). Recipients of the Top-up Options received both vested and unvested Top-up Options in the same proportion as the vested and unvested Class B Units held immediately prior to the IPO and Class B Unit Redemption. The Top-up Options vesting conditions are the same as those attributable to the Distributed Shares, including the condition that accelerated vesting of the unvested options in the Top-up

ADT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Options Service Tranche causing them to become fully vested six months from the IPO. Any shares of the Company's Common Stock acquired upon exercise of the Top-up Options will be subject to the terms of the MIRA.

The following table summarizes activity related to the Top-up Options:

	Service Tranche		Performance Tranche			
	Number of Top-up Options	Weighted-Average Exercise Price	Number of Top-up Options	Weighted-Average Exercise Price	Aggregate Intrinsic Value[1] (in thousands)	Weighted-Average Remaining Contractual Term (Years)
Outstanding as of December 31, 2024	5,955,254	$ 13.30	5,624,601	$ 13.30		
Exercised	—	—	—	—		
Forfeited	—	—	—	—		
Outstanding as of December 31, 2025	5,955,254	$ 13.30	5,624,601	$ 13.30	—	2.0
Exercisable as of December 31, 2025[2]	5,955,254	$ 13.30	3,528,647	$ 13.30	—	2.0

(1) The intrinsic value represents the amount by which the fair value of the Company's Common Stock exceeds the option exercise price as of December 31, 2025.
(2) During 2025, certain of the performance tranche of the Top-up Options were modified in a manner that resulted in such awards immediately vesting and becoming exercisable.

Options

Options granted under the 2018 Plan are primarily service-based awards that vest over a three-year period from the date of grant, have an exercise price equal to the closing price per share of the Company's Common Stock on the date of grant, as adjusted in accordance with 2018 Plan provisions, and have a contractual term of ten years from the date of grant.

During 2025 and 2024, the weighted-average grant date fair value for options granted during each year was $2.66 and $2.56, respectively. No options were granted under the 2018 Plan during 2023.

The Company used a binomial lattice model to determine the grant date fair value for options granted in 2025 based on the following assumptions:

	Years Ended December 31,	
	2025	2024
Expected exercise term (years)	6 - 7	7
Expected volatility[1]	41.7% - 42.3%	49.9%
Expected dividend yield[2]	2.8% - 2.9%	3.4%
Risk-free interest rate[3]	4.2% - 4.2%	4.0%

(1) Estimated using historical and implied stock price volatility of the Company.
(2) Calculated by taking the annual dividend run-rate and dividing by the stock price at date of grant.
(3) Based on the U.S. Treasury yield curve.

ADT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes activity related to 2018 Plan options during 2025:

	Number of Options		Weighted-Average Exercise Price	Aggregate Intrinsic Value[1] (in thousands)		Weighted-Average Remaining Contractual Term (Years)
Outstanding as of December 31, 2024	21,249,710	$	6.77			
Granted	8,662,363		7.61			
Exercised	(3,085,069)		6.25			
Forfeited	(1,654,525)		8.12			
Outstanding as of December 31, 2025	25,172,479	$	6.97	$	36,267	6.3
Exercisable as of December 31, 2025	13,360,516	$	6.73	$	26,499	4.1

_____
(1) The intrinsic value represents the amount by which the fair value of the Company's Common Stock exceeds the option exercise price as of December 31, 2025.

Cash received from the exercise of stock options was $19 million during 2025, and not material during 2024 and 2023.

The intrinsic value of options exercised was $6 million during 2025 and was not material during 2024 and 2023.

Share-based compensation expense associated with options granted under the 2018 Plan was $17 million, $11 million, and $1 million during 2025, 2024, and 2023, respectively.

As of December 31, 2025, unrecognized compensation cost related to options was $8 million.

Restricted Stock Units

RSUs granted under the 2018 Plan are primarily service-based awards with a three-year graded vesting period from the date of grant. The fair value is equal to the closing price per share of the Company's Common Stock on the date of grant.

Additionally, RSUs entitle the holder to dividend equivalent units ("DEUs"), which are granted as additional RSUs and are subject to the same vesting and forfeiture conditions as the underlying RSUs. DEUs are charged against accumulated deficit when dividends are paid.

The following table summarizes activity related to the 2018 Plan RSUs (including DEUs) during 2025:

	Number of RSUs		Weighted-Average Grant Date Fair Value
Unvested as of December 31, 2024	8,264,015	$	7.14
Granted	4,214,266		7.69
Vested	(3,641,618)		7.36
Forfeited	(854,723)		6.95
Unvested as of December 31, 2025	7,981,940	$	7.31

The weighted-average grant date fair value of RSU's granted during 2024 and 2023 was $6.65 and $7.56, respectively.

During 2025, 2024, and 2023, total share-based compensation expense associated with RSUs granted under the 2018 Plan was $27 million, $25 million, and $47 million, respectively, the majority of which relates to the Company's continuing operations.

During 2025, 2024, and 2023, the fair value of RSUs (including DEUs) that vested and converted to shares of Common Stock on their respective vesting dates was approximately $33 million, $34 million, and $56 million, respectively.

As of December 31, 2025, unrecognized compensation cost related to RSUs granted under the 2018 Plan was $25 million, which will be recognized over a period of approximately 1.7 years.

ADT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other

Subsequent event - In connection with the Origin AI Acquisition, the Board of Directors approved a grant of RSUs (the "Origin AI Retention Awards") as a material inducement for certain key employees of Origin AI to remain employed with the Company following the acquisition. The Company filed a registration statement on Form S-8, which registers 8.1 million shares of Common Stock that are issuable upon vesting and settlement of the Origin AI Retention Awards.

12. EARNINGS PER SHARE

The Company applies the two-class method for computing and presenting earnings per share for each class of common stock, which allocates current period income (losses) to each class of common stock and participating securities based on dividends declared and participation rights in the remaining undistributed earnings or losses.

Basic earnings per share is computed by dividing the income (losses) allocated to each class of common stock by the related weighted-average number of shares outstanding during the period. Diluted earnings per share gives effect to all securities representing potential common shares that were dilutive and outstanding during the period for each class of common stock and excludes potentially dilutive securities whose effect would have been anti-dilutive.

Common Stock

Potential shares of Common Stock include (i) incremental shares related to the vesting or exercise of share-based compensation awards, warrants, and other options to purchase additional shares of the Company's Common Stock calculated using the treasury stock method and (ii) incremental shares of Common Stock issuable upon the conversion of Class B Common Stock.

		Years Ended December 31,				
(in thousands, except per share amounts)		**2025**		**2024**		**2023**
Allocation of income (loss) from continuing operations - basic	$	560,977	$	581,980	$	423,503
Dilutive effect[1]		13,988		13,671		8,885
Allocation of income (loss) from continuing operations - diluted	$	574,965	$	595,651	$	432,388
Allocation of income (loss) from discontinued operations, net of tax - basic	$	(4,267)	$	(111,197)	$	11,885
Dilutive effect[1]		—		—		—
Allocation of income (loss) from discontinued operations, net of tax - diluted	$	(4,267)	$	(111,197)	$	11,885
Weighted-average shares outstanding - basic		777,822		846,521		856,843
Dilutive effect[1]		63,354		62,179		62,306
Weighted-average shares outstanding - diluted		841,176		908,700		919,149
Income (loss) from continuing operations per share - basic	$	0.72	$	0.69	$	0.49
Income (loss) from continuing operations per share - diluted	$	0.68	$	0.66	$	0.47
Income (loss) from discontinued operations, net of tax, per share - basic	$	(0.01)	$	(0.13)	$	0.01
Income (loss) from discontinued operations, net of tax, per share - diluted	$	(0.01)	$	(0.12)	$	0.01

---

(1)   Includes conversion of Class B Common Stock. 21 million, 20 million, and 17 million potential shares of Common Stock were excluded during 2025, 2024, and 2023, respectively, from the diluted earnings per share calculations because their effects would have been anti-dilutive.

The basic and diluted earnings per share computations for Common Stock exclude approximately 4 million, 7 million, and 9 million unvested shares during 2025, 2024, and 2023, respectively, as their vesting is contingent upon achievement of certain performance requirements which had not been met during the respective periods.

ADT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Class B Common Stock

		Years Ended December 31,				
(in thousands, except per share amounts)		**2025**		**2024**		**2023**
Allocation of income (loss) from continuing operations - basic	$	39,541	$	37,410	$	26,867
Dilutive effect[1]		(1,944)		(1,627)		(1,221)
Allocation of income (loss) from continuing operations - diluted	$	37,597	$	35,783	$	25,646
Allocation of income (loss) from discontinued operations, net of tax - basic	$	(300)	$	(7,140)	$	754
Dilutive effect[1]		—		—		—
Allocation of income (loss) from discontinued operations, net of tax - diluted	$	(300)	$	(7,140)	$	754
Weighted-average shares outstanding - basic		54,745		54,745		54,745
Dilutive effect[1]		—		—		—
Weighted-average shares outstanding - diluted		54,745		54,745		54,745
Income (loss) from continuing operations per share - basic	$	0.72	$	0.69	$	0.49
Income (loss) from continuing operations per share - diluted	$	0.68	$	0.66	$	0.47
Income (loss) from discontinued operations, net of tax, per share - basic	$	(0.01)	$	(0.13)	$	0.01
Income (loss) from discontinued operations, net of tax, per share - diluted	$	(0.01)	$	(0.12)	$	0.01

_____

(1) There were no potential shares of Class B Common Stock during the periods presented.

13.   COMMITMENTS AND CONTINGENCIES

Contractual Obligations

The Company's contractual obligations for goods or services entered into in the ordinary course of business, including agreements that are enforceable and legally binding and have a remaining term in excess of one year, primarily consist of information technology services and equipment, including investments in the Company's information technology infrastructure and telecommunication services, and direct materials.

The following table provides the Company's contractual obligations (excluding the Google agreements discussed separately below) as of December 31, 2025 *(in thousands)*:

	2026		2027		2028		2029		Thereafter		Total
$	273,447	$	86,684	$	69,714	$	18,286	$	—	$	448,131

Google Commercial Agreement

In July 2020, the Company and Google LLC ("Google") entered into a Master Supply, Distribution, and Marketing Agreement (as amended, the "Google Commercial Agreement"), pursuant to which, among other things, each party shall contribute $150 million towards joint marketing, customer acquisition, training of the Company's employees, and product technology updates related to the Google Devices and Services. In August 2022, the Company and Google executed an amendment to the Google Commercial Agreement, pursuant to which Google has agreed to commit an additional $150 million to fund growth, data and insights, product innovation and technology advancements, customer acquisition, and marketing, as mutually agreed by the Company and Google, (together with the initial amounts, the "Google Success Funds"). As of December 31, 2025, the Company had incurred approximately $100 million related to the initiatives funded from the initial segment of the Google Success Funds.

The Company was reimbursed $30 million for each of the years 2025 and 2024 and $40 million for 2023 from the Google Success Funds, primarily for certain joint marketing and customer acquisition expenses incurred by the Company; substantially all of the reimbursement was recorded as a reduction to advertising expenses.

ADT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Google Cloud Agreement Addendum

In December 2023, the Company and Google entered into an addendum to the Company's existing agreement with Google for using Google cloud services (the "Google Cloud Agreement Addendum"), pursuant to which Google has agreed to provide certain credits, discounts, and other incentives for use of the Google Cloud Platform to the Company, and the Company has committed to purchasing $200 million of Google Cloud Platform services over seven years (through December 2030), with $35 million in the first two years, $65 million in the next two years after that, and $100 million in the last three years of the commitment. The Company may elect to cancel the commitment in return for a cancellation fee of 30% of the total remaining commitment amount and loss of any discounts, remaining credits, or other incentives provided under the Google Cloud Agreement Addendum.

As of December 31, 2025, the Company continues to work to meet this commitment.

Guarantees

In the normal course of business, the Company is liable for contract completion and product performance. As of December 31, 2025 and 2024 the Company's guarantees primarily relate to standby letters of credit related to its insurance programs and totaled $48 million and $74 million, respectively. The Company does not believe such obligations will materially affect its financial position, results of operations, or cash flows.

Legal Proceedings

The Company is subject to various claims and lawsuits in the ordinary course of business, which include among other things commercial general liability claims, automobile liability claims, contractual disputes, worker's compensation claims, labor law and employment claims, claims related to alleged alarm system failures, claims that the Company infringed on the intellectual property of others, and consumer and employment class actions. The Company is also subject to regulatory and governmental examinations, information requests and subpoenas, inquiries, investigations, and threatened legal actions and proceedings. In connection with such formal and informal inquiries, the Company receives numerous requests, subpoenas, and orders for documents, testimony, and information in connection with various aspects of its activities.

The Company records accruals for losses that are probable and reasonably estimable. These accruals are based on a variety of factors such as judgment, probability of loss, opinions of internal and external legal counsel, and actuarially determined estimates of claims incurred but not yet reported based upon historical claims experience. Legal costs in connection with claims and lawsuits in the ordinary course of business are expensed as incurred. Additionally, the Company records insurance recovery receivables or other indemnifications from third parties when recovery has been determined to be probable. The Company has not accrued for any losses for which the likelihood of loss cannot be assessed, is less than probable, or the range of possible loss cannot be estimated.

As of December 31, 2025 and 2024, the Company's accrual for ongoing claims and lawsuits within the scope of an insurance program, including certain amounts related to discontinued operations, totaled $86 million and $94 million, respectively. The Company's accrual related to ongoing claims and lawsuits not within the scope of an insurance program is not material.

14.   LEASES

Company as Lessee

As part of normal operations, the Company leases real estate, vehicles, and equipment from various counterparties with lease terms and maturities through 2034, primarily through its main operating entity and wholly-owned subsidiary, ADT LLC. For these transactions, the Company applies the practical expedient to not separate the lease and non-lease components and accounts for the combined component as a lease. Additionally, the Company's right-of-use assets and lease liabilities include leases with initial lease terms of 12 months or less.

The Company's right-of-use assets and lease liabilities primarily represent lease payments that are fixed at the commencement of a lease and variable lease payments that are dependent on an index or rate. Lease payments are recognized as lease cost on a straight-line basis over the lease term, which is determined as the non-cancelable period, including periods in which termination options are reasonably certain of not being exercised and periods in which renewal options are reasonably certain of being exercised. The discount rate is determined using the Company's incremental borrowing rate coinciding with the lease term at the commencement of a lease. The incremental borrowing rate is estimated based on publicly available data for the Company's debt instruments and other instruments with similar characteristics.

Lease payments that are neither fixed nor dependent on an index or rate and vary because of changes in usage or other factors are included in variable lease costs. Variable lease costs are recorded in the period in which the obligation is incurred and primarily relate to fuel, repair, and maintenance payments as they vary based on the usage of leased vehicles and buildings.

The Company's leases do not contain material residual value guarantees or restrictive covenants. The Company's subleases are not material.

Right-of-Use Assets and Lease Liabilities

(in thousands)			December 31,	
Presentation and Classification:			**2025**	**2024**
Operating	Current	Prepaid expenses and other current assets	$ 92	$ 80
Operating	Non-current	Other assets	83,910	80,768
Finance	Non-current	Property and equipment, net[1]	41,317	61,827
Total right-of-use assets			$ 125,319	$ 142,675
Operating	Current	Accrued expenses and other current liabilities	$ 16,841	$ 18,811
Finance	Current	Current maturities of long-term debt	22,674	25,593
Operating	Non-current	Other liabilities	81,290	77,884
Finance	Non-current	Long-term debt	25,091	43,849
Total lease liabilities			$ 145,896	$ 166,137

_____

(1) Finance lease right-of-use assets are recorded net of accumulated depreciation which was approximately $87 million and $66 million as of December 31, 2025 and 2024, respectively.

Lease Cost

	Years Ended December 31,		
(in thousands)	**2025**	**2024**	**2023**
Operating lease cost	$ 24,875	$ 27,615	$ 31,756
Finance lease cost:			
Amortization of right-of-use assets	22,210	21,661	14,432
Interest on lease liabilities	3,302	4,528	2,466
Variable lease costs	39,884	35,017	36,273
Total lease cost	$ 90,271	$ 88,821	$ 84,927

ADT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash Flow and Supplemental Information[(1)]

(*in thousands*)		Years Ended December 31,				
		2025		2024		2023
Cash paid for amounts included in the measurement of lease liabilities						
Operating leases:						
Operating cash flows	$	27,640	$	23,574	$	42,883
Finance Leases:						
Operating cash flows	$	3,302	$	4,686	$	4,940
Financing cash flows	$	30,209	$	29,023	$	43,733
Right-of-use assets obtained in exchange for lease obligations						
Operating leases	$	22,857	$	20,127	$	41,338
Finance leases	$	12,868	$	35,451	$	79,273

_____
(1)   Includes both continuing and discontinued operations as applicable.

Lease Term and Discount Rate

	December 31,	
	2025	2024
Weighted-average remaining lease term (years):		
Operating leases	5.4	5.4
Finance leases	2.2	2.7
Weighted-average discount rate:		
Operating leases	6.2 %	6.2 %
Finance leases	6.2 %	6.1 %

Maturity of Lease Liabilities

		December 31, 2025		
(*in thousands*)		Operating Leases		Finance Leases
2026	$	20,026	$	26,836
2027		24,653		17,851
2028		21,334		4,675
2029		16,592		1,296
2030		11,723		8
Thereafter		23,624		—
Total lease payments (including interest)	$	117,952	$	50,666
Less interest		19,821		2,901
Total	$	98,131	$	47,765

Company as Lessor

The Company is a lessor in certain Company-owned transactions as the Company has identified a lease component associated with the right-of-use of the security system and a non-lease component associated with the monitoring and related services.

ADT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For transactions in which (i) the timing and pattern of transfer is the same for the lease and non-lease components, and (ii) the lease component would be classified as an operating lease if accounted for separately, the Company applies the practical expedient to aggregate the lease and non-lease components and accounts for the combined transaction based upon its predominant characteristic, which is the non-lease component. The Company accounts for the combined component as a single performance obligation under the applicable revenue guidance, and recognizes the underlying assets within subscriber system assets, net, in the Consolidated Balance Sheets.

15.   RETIREMENT PLANS

Defined Contribution Plans

The Company maintains qualified defined contribution plans, which include 401(k) matching programs. Expense for the defined contribution plans is computed as a percentage of participants' compensation and was $30 million, $29 million, and $30 million during 2025, 2024, and 2023, respectively.

Multi-employer Plans

The Company participates in certain multi-employer union pension plans, which provide benefits for a group of the Company's unionized employees. These multi-employer plans, including the Company's required contributions and any underfunded liabilities under such plans, are not material to the Company's consolidated financial statements.

Defined Benefit Plans

The Company previously provided a defined benefit pension plan and certain other postretirement benefits to certain employees, which were frozen and were not material to the Company's consolidated financial statements. During 2023, the Company took actions to terminate the defined benefit pension plan. The termination was effective December 31, 2023, and the wind down of the plan and distribution of assets occurred in the fourth quarter of 2024 through a combination of lump sum cash distributions to certain plan participants and the purchase of non-participating annuity contracts for the remainder of the plan participants, all of which resulted in the full settlement of the Company's defined benefit pension plan obligations as of December 31, 2024. Cash contributions of approximately $8 million were made in 2024 to fully fund the plan and effectuate the settlement. Charges primarily resulting from the write-off of amounts previously recorded in AOCI as well as other expenses associated with the settlement of the Company's defined benefit pension plan were not material.

Deferred Compensation Plan

The Company maintains a non-qualified supplemental savings and retirement plan, which permits eligible employees to defer a portion of their compensation. Deferred compensation liabilities are primarily reflected in other liabilities and were $45 million and $34 million as of December 31, 2025 and 2024, respectively. Deferred compensation expense was not material during the periods presented.

16.   RELATED PARTY TRANSACTIONS

The Company's related party transactions primarily relate to products and services received from, or monitoring and related services provided to, other entities affiliated with Apollo, and, from time to time, certain transactions with Apollo or State Farm.

Other than as described below, there were no significant related party transactions during the periods presented.

Apollo

March 2025 Offering and Share Repurchase

During the first quarter of 2025, certain entities managed by affiliates of Apollo Global Management, Inc. (the "Selling Stockholders") sold 70 million shares of the Company's Common Stock (plus an additional 10.5 million shares at the option of the underwriters) (the "March 2025 Offering"). In connection with the March 2025 Offering, the Company repurchased, and subsequently retired, 20 million shares of its Common Stock under the 2025 Share Repurchase Plan for an aggregate purchase price of $152 million (or approximately $7.62 per share).

ADT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 2025 Apollo Sale

During the second quarter of 2025, the Selling Stockholders sold an aggregate of 45 million shares of the Company's Common Stock in the open market at a price of $8.27 per share (the "June 2025 Apollo Sale"). Immediately following the June 2025 Apollo Sale, Apollo owned less than 25% of the Company's outstanding Common Stock and, as a result, the Company's Amended and Restated Management Investor Rights Agreement terminated. The consent rights described in Section 4.1 of the Amended and Restated Stockholders Agreement also terminated following the June 2025 Apollo Sale. Additionally, the margin loan as defined and discussed in the 2024 Annual Report was paid off in full following the June 2025 Apollo Sale.

July 2025 Offering and Share Repurchase

During the third quarter of 2025, the Selling Stockholders sold 71 million shares of the Company's Common Stock (plus an additional 10.65 million shares at the option of the underwriters) (the "July 2025 Offering"). In connection with the July 2025 Offering, the Company repurchased, and subsequently retired, 11 million shares of its Common Stock under the 2025 Share Repurchase Plan for an aggregate purchase price of $93 million (or approximately $8.31 per share).

March 2024 Offering and Share Repurchase

During first quarter of 2024, the Selling Stockholders sold 65 million shares of the Company's Common Stock (plus an additional 9.75 million shares at the option of the underwriters (the "March 2024 Offering"). In connection with the March 2024 Offering, the Company repurchased, and subsequently retired 15 million shares of its Common Stock under the 2024 Share Repurchase Plan for an aggregate purchase price of $93 million (or approximately $6.22 per share).

The shares in the above offerings were sold by the Selling Stockholders; and the Company did not receive any of the proceeds from the sale of shares by the Selling Stockholders. In addition, the Company did not pay any underwriting fees, including on behalf of the Selling Stockholders or otherwise.

Other Transactions with Apollo

Other fees incurred to Apollo were not material during the periods presented.

State Farm

State Farm owns more than 10% of the Company's issued and outstanding Common Stock, and as a result, is a related party. Please refer to Note 10 "Equity" for additional information.

The State Farm Development Agreement expired on October 13, 2025. On October 24, 2025, the Company repaid to State Farm substantially all of the balance of the Opportunity Fund held by the Company. State Farm has no obligation to fund the Opportunity Fund in the future. In addition, the Company ended its State Farm partnership programs in existing states in connection with the expiration of the State Farm Development Agreement.

As of December 31, 2025, the balance in the portion of the Opportunity Fund held by the Company was not material. As of December 31, 2024 the balance in the portion of the Opportunity Fund held by the Company was $85 million.

During 2025 and 2024, payments from the Opportunity Fund were $10 million and $14 million, respectively. Interest earned on the Opportunity fund was not material.

Fleet Management Agreement

During the second quarter of 2025, the Company entered into an agreement with a vendor affiliated with Apollo for fleet management and related services through 2030. During 2025, the Company incurred net fees to the vendor in the amount of approximately $5 million.

Canopy

Prior to the Canopy Termination during 2023, Canopy was considered a related party under GAAP as the Company accounted for its investment under the equity method of accounting. There were no other significant transactions with Canopy during the periods presented. Refer to Note 5 "Equity Method Investments" for additional information.

Sunlight Financial LLC

In connection with the Company's former Solar Business, the Company used Sunlight Financial LLC ("Sunlight"), an entity affiliated with Apollo, to access certain loan products. As of December 2023, Sunlight was no longer affiliated with Apollo, and as a result, is no longer a related party.

During 2023, total loans funded by Sunlight were approximately $78 million and the Company incurred $13 million of financing fees.

Rackspace

The Company incurred fees to Rackspace US, Inc. ("Rackspace"), an entity affiliated with Apollo, for the provision of cloud storage, equipment, and services of $4 million and $15 million during 2024 and 2023, respectively. The Company did not incur any fees to Rackspace during 2025.

Other Transactions

During 2025, 2024 and 2023, the Company incurred fees for telephone and technology services of approximately $1 million, $4 million and $6 million, respectively, with an entity affiliated with Apollo that became a related party during 2023.

ADT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.   CONDENSED FINANCIAL INFORMATION OF REGISTRANT


ADT INC.
(PARENT COMPANY ONLY)
CONDENSED BALANCE SHEETS
(in thousands)


	December 31,	
	2025	**2024**
Assets		
Current assets:		
Cash and cash equivalents	$ 1,263	$ 1,861
Total current assets	1,263	1,861
Investment in subsidiaries and other assets	5,346,187	4,861,838
Total assets	$ 5,347,450	$ 4,863,699
Liabilities and stockholders' equity		
Current liabilities:		
Dividends payable and other current liabilities	$ 51,210	$ 155,472
Total current liabilities	51,210	155,472
Debt due to subsidiaries	564,299	554,954
Other liabilities	953,331	352,472
Total liabilities	1,568,840	1,062,898
Total stockholders' equity	3,778,610	3,800,801
Total liabilities and stockholders' equity	$ 5,347,450	$ 4,863,699


The accompanying notes are an integral part of these condensed financial statements


ADT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ADT INC.
(PARENT COMPANY ONLY)
CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(in thousands, except per share data)

	Years Ended December 31,		
	2025	**2024**	**2023**
Selling, general, and administrative expenses	$ 1,210	$ 988	$ 520
Merger, restructuring, integration, and other	—	(5)	(1,993)
Operating income (loss)	(1,210)	(983)	1,473
Interest expense, net	(9,298)	(9,135)	(8,984)
Equity in net income (loss) of subsidiaries	606,459	511,171	470,520
Net income (loss)	595,951	501,053	463,009
Other comprehensive income (loss), net of tax	5,478	9,126	31,038
Comprehensive income (loss)	$ 601,429	$ 510,179	$ 494,047
Net income (loss) per share - basic:			
Common stock	$ 0.72	$ 0.56	$ 0.51
Class B common stock	$ 0.72	$ 0.56	$ 0.51
Weighted-average shares outstanding - basic:			
Common stock	777,822	846,521	856,843
Class B common stock	54,745	54,745	54,745
Net income (loss) per share - diluted:			
Common stock	$ 0.67	$ 0.52	$ 0.48
Class B common stock	$ 0.67	$ 0.52	$ 0.48
Weighted-average shares outstanding - diluted:			
Common stock	841,176	908,700	919,149
Class B common stock	54,745	54,745	54,745

The accompanying notes are an integral part of these condensed financial statements

ADT INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ADT INC.
(PARENT COMPANY ONLY)
CONDENSED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,		
	2025	**2024**	**2023**
Cash flows from operating activities:			
Net income (loss)	$ 595,951	$ 501,053	$ 463,009
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Equity in net (income) loss of subsidiaries	(606,459)	(511,171)	(470,520)
Other, net	3,323	22,815	28,757
Net cash provided by (used in) operating activities	(7,185)	12,697	21,246
Cash flows from investing activities:			
Distributions from subsidiaries	342,087	170,620	108,783
Net cash provided by (used in) investing activities	342,087	170,620	108,783
Cash flows from financing activities:			
Dividends on common stock	(186,774)	(182,266)	(128,587)
Repurchases of common stock	(159,946)	—	—
Other financing, net	11,220	(308)	(14,963)
Net cash provided by (used in) financing activities	(335,500)	(182,574)	(143,550)
Cash and cash equivalents and restricted cash and restricted cash equivalents:			
Net increase (decrease) during the period	(598)	743	(13,521)
Beginning balance	1,861	1,118	14,639
Ending balance	$ 1,263	$ 1,861	$ 1,118

The accompanying notes are an integral part of these condensed financial statements

Notes to Condensed Financial Statements (Parent Company Only)

1. Basis of Presentation

The condensed financial statements of ADT Inc. have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X, as the restricted net assets of the subsidiaries of ADT Inc. (as defined in Rule 4-08(e)(3) of Regulation S-X) exceed 25% of the consolidated net assets of the Company. The ability of ADT Inc.'s operating subsidiaries to pay dividends may be restricted due to the terms of the subsidiaries' First Lien Credit Agreement and the indentures governing other borrowings.

The condensed financial statements of ADT Inc. have been prepared using the same accounting principles and policies described in the other notes to the consolidated financial statements with the only exception being that the parent company accounts for its subsidiaries using the equity method of accounting. These condensed financial statements should be read in conjunction with the Company's consolidated financial statements and related notes thereto.

2. Transactions with Subsidiaries

The majority of ADT Inc.'s transactions with its subsidiaries are related to (i) the receipt of distributions from subsidiaries in order to fund equity transactions, such as the payment of dividends and the repurchase of Common Stock; (ii) the contribution to subsidiaries of proceeds received from equity transactions; or (iii) the integration of business acquisitions into the Company's organizational structure.

During 2025 and 2024, ADT Inc. made non-cash contributions to subsidiaries of approximately $55 million and $49 million, respectively, primarily related to the transfer of net assets of certain subsidiaries for share-based compensation (including amounts related to discontinued operations).

As of December 31, 2025, other liabilities includes intercompany liabilities related to share repurchases of $607 million under the 2025 Share Repurchase Plan.

As of December 31, 2024, current liabilities includes $104 million related to the December 2024 agreement with a non-affiliate to repurchase shares, in which the transaction closed in January 2025, and other liabilities includes intercompany liabilities related to share repurchases of $240 million under the 2024 Share Repurchase Plan.

Subsequent event - In January 2026, ADT Inc. received distributions from subsidiaries of $44 million to pay dividends that the Company declared in November 2025 to common shareholders.